Smart. Steady. Strategic. A brilliant way to grow. 2025 Annual Report The PNC Financial Services Group

PNC

The PNC Financial Services Group, Inc.

Financial Highlights

Year ended December 31
In millions, except per share data

	2025	2024	2023
FINANCIAL RESULTS			
Net interest income	$ 14,410	$ 13,499	$ 13,916
Fee income *(non-GAAP)*	7,925	7,345	6,955
Other noninterest income	764	711	619
Noninterest income	8,689	8,056	7,574
Revenue	23,099	21,555	21,490
Noninterest expense	13,834	13,524	14,012
Pretax, pre-provision earnings *(non-GAAP)*	9,265	8,031	7,478
Provision for credit losses	779	789	742
Income taxes	1,489	1,289	1,089
Net income	6,997	5,953	5,647
PER COMMON SHARE			
Diluted earnings	$ 16.59	$ 13.74	$ 12.79
Cash dividends	6.60	6.30	6.10
Closing price	208.73	192.85	154.85
Book value	140.44	122.94	112.72
Tangible book value *(non-GAAP)*	112.51	95.33	85.08
BALANCE SHEET *At year end*			
Assets	$ 573,572	$ 560,038	$ 561,580
Loans	331,481	316,467	321,508
Deposits	440,866	426,738	421,418
Common shareholders' equity	54,828	48,676	44,864
Common shares outstanding	390	396	398
SELECTED RATIOS			
Return on average common shareholders' equity	12.90 %	11.92 %	12.35 %
Return on average assets	1.24	1.05	1.01
Net interest margin *(non-GAAP)*	2.83	2.66	2.76
Noninterest income to total revenue	38	37	35
Efficiency	60	63	65
Basel III common equity Tier 1 capital ratio	10.6	10.5	9.9

Fee income is a non-GAAP measure and is comprised of noninterest income in the following categories: asset management and brokerage, capital markets and advisory, card and cash management, lending and deposit services, and residential and commercial mortgage. Pretax pre-provision earnings is a non-GAAP measure and is based on adjusting income before income taxes and noncontrolling interests to exclude provision for credit losses. Additional information, including non-GAAP reconciliations, is located at the end of this shareholder letter.

Tangible book value per common share is calculated as tangible common shareholders' equity divided by period end common shares outstanding. Net interest margin is calculated on a taxable-equivalent basis. See the Average Consolidated Balance Sheet and Net Interest Analysis and Non-GAAP Financial Information sections in Item 7 of the accompanying 2025 Form 10-K for additional information, including non-GAAP reconciliations.

All ratios are calculated using the regulatory capital methodology applicable to PNC during each period presented and calculated based on the standardized approach. The December 31, 2024 and December 31, 2023 ratios are calculated to reflect PNC's election to adopt the CECL optional five-year transition provisions. See the regulatory capital rules discussion in the Supervision and Regulation section of Item 1, the Liquidity and Capital Management discussion in the Risk Management section of Item 7 and Note 19 Regulatory Matters in the Notes to Consolidated Financial Statements of Item 8 in the accompanying 2025 Form 10-K for additional information.

These Financial Highlights should be read in conjunction with disclosures in the accompanying 2025 Form 10-K including the audited financial statements.

2025 was a defining year for PNC. We delivered the strongest financial performance in PNC’s history by doing what we do best: executing with discipline, investing with intent and staying focused on the fundamentals that matter. As always, we put our customers, communities, colleagues and shareholders at the center of every decision. Dear Shareholder, Leverage technology to provide best-in-class client service as well as ensure safety and soundness Strategic Priorities Grow our client base by providing diversified financial products and services on a national basis Enhance our brand by doing right by our constituents: our customers, communities, employees and shareholders William S. Demchak Chairman and Chief Executive Officer 2025 ANNUAL REPORT  |  THE PNC FINANCIAL SERVICES GROUP  |  1 In an environment defined by volatility, shifting expectations and rapid change across the landscape, our approach remains clear: Be Smart in how we invest and innovate, Steady in how we deliver for clients and shareholders, and Strategic in how we position PNC for long-term growth. This past year, our team delivered record results, including record net interest income, record fees and record client growth, all supported by significant long-term investments designed to fuel sustainable growth. The acceleration of our retail expansion, driven by a $2 billion branch commitment and the acquisition of FirstBank, is expanding our presence and improving our ability to serve customers nationwide. Major technology milestones were advanced to modernize our client experience, and industry partnerships enabled more efficient market entry, particularly in innovative areas such as secure digital asset solutions. By strengthening our national footprint, accelerating innovation and reinforcing operational resilience, PNC positioned itself for continued success in an increasingly digital economy, translating these efforts

2  |  FROM THE CEO  |  MARCH 2, 2026 into robust results across all lines of business. As we look ahead, the economic environment remains an important input into how we plan, invest and deploy capital. We remain optimistic about the resilience of the U.S. economy and expect to see continued growth through 2026. We expect this environment, along with PNC’s strong execution, to translate into strong loan and revenue growth. Together with disciplined expense management, this positions us to generate meaningful financial returns in 2026. For banks that intend to compete in the retail business, scale matters. The U.S. banking industry is consolidating around scale. In the businesses where you choose to compete, scale has become essential to sustaining performance, strengthening resilience and meeting rising expectations. For PNC, that reality is most evident in retail banking. Larger institutions continue to gain share while smaller banks are increasingly reliant on commercial deposits and wholesale funding. This is not a cyclical dynamic; it reflects a structural shift. Retail customer concentration is tightening, and fewer franchises are positioned to compete broadly and consistently at scale. Retail customers and their deposits remain the engine of the U.S. banking system. They support stable capital formation, lower funding volatility and long-term profitability. Without them, a bank’s ability to perform through cycles — and to remain viable over time — is materially constrained. Because scale matters, the question is not whether to pursue it but how to do so with discipline — making choices that are consistent with long-term value creation, risk management and franchise strength. Growth through acquisition is a choice, not an imperative. Our smartest path forward is organic growth. PNC has been building this franchise for over 160 years, growing through multiple cycles, regulatory environments and evolving customer expectations. By investing, expanding and executing with discipline, we have generated meaningful value for all our stakeholders — and we intend to keep doing exactly that. It is often said that “banks are sold, not bought,” and the bank-friendly environment that we find ourselves in has created many more buyers than sellers. Why sell today if you can make more net income in 2026 than in 2025? Fair question. Banks are usually sold when there is no other way to generate return for investors, often after denying this inevitability for years. With this backdrop, I suspect attractive bank acquisitions are unlikely in the near future. More importantly, we are not — and will not be — a buyer at any cost. Of course, we will consider expansion through acquisition if the right opportunity emerges and if it clearly enhances long-term value. But that opportunity set, relative to organic opportunities, is narrowing at the moment, particularly for depository institutions like PNC that have a strong retail footprint and brand. This reality has bolstered our focus on the organic growth opportunities in front of us. Organic growth requires discipline and proven strategy. In retail banking, it becomes more challenging over time as consolidation progresses and differentiation narrows. That makes disciplined execution — product quality, distribution, technology, service and trust — even more critical. We have a plan to win. We are investing in it. And we are confident in our trajectory. The retail banking industry will remain fiercely competitive and continue to consolidate. We intend to be one of the winners. And we believe the most reliable way to do that — consistent with our culture, our risk discipline and our history — is to keep building this franchise deliberately and with a clear view of the long term. By investing, expanding and executing with discipline, we have generated meaningful value for all our stakeholders — and we intend to keep doing exactly that.

Solid 2025 Results RECORD REVENUE $23.1B POSITIVE OPERATING LEVERAGE 5% 2025 ANNUAL REPORT  |  THE PNC FINANCIAL SERVICES GROUP  |  3 The results will follow. They always have. This confidence comes from doing the hard work consistently, making smart decisions early, and delivering for our customers and shareholders through every cycle. And none of it would be possible without our colleagues, including our new team members from FirstBank. We all share a commitment to our customers and communities — it’s the heart of PNC. While our people drive performance at PNC, leadership charts the path. Our management team is among the strongest in the industry, ensuring clarity, accountability and execution at every level. In 2025, we further strengthened that team with the addition of Mark Wiedman as president. Mark brings decades of experience scaling complex financial businesses, driving disciplined growth and leading through transformation — capabilities that are essential as PNC expands its national footprint and invests for the future. He complements a deep bench of seasoned leaders committed to financial discipline, client focus and long-term value creation. A key differentiator within our leadership model is our regional presidents, whose market-level expertise and community-driven leadership ensure we remain closely connected to clients across the country. Together, this team is executing our strategy with clarity and purpose — combining scale with innovation and translating vision into action to create enduring value for our shareholders. 2025 was the strongest year in PNC history, and our performance across earnings, returns and operating discipline speaks for itself. We have proven that PNC can grow — and grow consistently. Building on that momentum, and with a clear vision for the future, we are prepared to execute one of the most ambitious investment agendas in our history. We plan to modernize our data centers, transform payment capabilities, reimagine our credit card and consumer rewards platforms, and, of course, accelerate our branch expansion. As we look ahead, we will continue to strike the right balance between WILLIAM S. DEMCHAK Chairman and Chief Executive Officer CET1 CAPITAL RATIO 10.6% CAPITAL RETURNED TO SHAREHOLDERS $3.9B organic growth and disciplined expansion — executing with the same Smart, Steady, Strategic mindset that has guided us for more than a century. Our strategy is grounded in a simple reality: Long-term competitiveness requires a national, ubiquitous presence, not defending a shrinking footprint but growing across the largest markets in the country. By investing responsibly, and pairing innovation with risk discipline and growth with trust, we are well positioned to continue delivering for our shareholders while creating exceptional value for our customers, employees and communities. We have a proven track record of responsible growth. We set the standard, and we intend to deliver better than anyone in this industry. Thank you for your continued trust and support.

2025 Highlights

Substantial PPNR Growth

$ billions



$7.5
$8.0
$9.3
2023
2024
2025

Pretax, pre-provision earnings (PPNR) is a non-GAAP measure. Additional information regarding these measures, including non-GAAP reconciliations, is located at the end of this shareholder letter.

Positive Loan Trends

Loans at December 31

$ billions



$322
$316
$331
2023
2024
2025

Credit Quality Remains Strong

Net Loan Charge-offs to Average Loans



0.22%
0.60%
0.33%
0.78%
0.23%
0.77%
2023
2024
2025
PNC
Peer Average

Our financial performance in 2025 reflects strong execution across all of our businesses. We generated net income of $7.0 billion, which equates to $16.59 per diluted share, driven by record revenue of $23.1 billion, an increase of 7% from the previous year. Net interest income grew 7% to a new record level, primarily driven by our favorable balance sheet positioning and solid loan growth during the year. Noninterest income increased 8% from 2024 and represented 38% of our total revenue, underscoring the diversity and strength of our business model.

We maintained our focus on disciplined expense management, with noninterest expense increasing 2% from 2024. Central to our expense management approach is our Continuous Improvement Program (CIP), which drives efficiencies across the company and supports our ongoing franchise investments. Our 2025 CIP target was $350 million, and we ultimately exceeded this goal. For 2026, we are once again targeting $350 million, which is independent of the cost savings we expect to achieve through the integration of FirstBank's operations.

Our strong revenue growth and expense discipline drove record pretax pre-provision earnings (PPNR) and 5% positive operating leverage for 2025. Importantly, we believe that this momentum will continue into 2026 and beyond.

Over the course of the year, our balance sheet grew, and we continued to build on our robust capital position while returning substantial capital to shareholders.

Loans increased 5% compared to December 31, 2024, driven by 8% growth in our commercial loan portfolio, reflecting strong production in our commercial and industrial book. Deposits increased 3% from the prior year end, reflecting growth in both commercial and consumer interest-bearing deposits.

Our overall credit quality was strong, demonstrating our disciplined approach to growing loans and managing credit risk. During 2025, net loan charge-offs to average loans decreased to 0.23% from 0.33% in 2024, reflecting our continued progress resolving challenges in the Office CRE portfolio, and remained the lowest in our peer group. As of December 31, 2025, we were adequately reserved, with a ratio of allowance for credit losses to total loans of 1.58%.

During 2025, we continued to grow our capital levels. We ended the year with a Common Equity Tier 1 (CET1) ratio of 10.6%, increasing from 10.5% at year-end 2024. We remain well

4 | FROM THE CEO | MARCH 2, 2026

2025 ANNUAL REPORT  |  THE PNC FINANCIAL SERVICES GROUP  |  5 above regulatory minimums with significant capital flexibility. Our tangible book value per common share was $112.51 at year end, increasing from $95.33 at December 31, 2024. Along with the strong results we generated, we continue to deliver significant shareholder returns. Our five-year annualized total shareholder return was 11%, and during 2025, we returned $3.9 billion of capital through common stock dividends of more than $2.6 billion and share repurchases of more than $1.2 billion. Retail In 2025, our Retail Banking business remained focused on our long-term strategy of acquiring deposits, gaining primacy and deepening client relationships. As a result, we achieved record results. We opened more new consumer and small business checking accounts than ever before, grew client assets in our rebranded PNC Wealth Management business to a record $91 billion, and saw the highest levels ever of debit and credit card volumes. At the same time, we continued to transform our delivery channels to meet evolving client needs, building 26 new branches and renovating 170 others while also growing our mobile app users by nearly 8% from 2024. To further accelerate this momentum, we announced the fast tracking of our branch expansion strategy with an unprecedented $2 billion investment in our branch network over the next five years — adding more than 300 new branches and 1,400 renovations — focused on high-growth markets such as Atlanta, Austin, Charlotte, Dallas, Denver, Houston, Miami, Orlando, Phoenix, Raleigh, San Antonio and Tampa. This strategy, bolstered by innovative design and hospitality, strengthens our coast-to-coast franchise and positions us to meet clients where they are. On the digital front, we added digital direct deposit switch into our mobile app, launched new digital investing capabilities, rolled out our new online banking platform and successfully migrated 11.5 million clients to the platform over the course of the year. Together, these physical and digital investments underscore our strategy to deliver convenience, innovation and exceptional experiences wherever and however our customers choose to bank. Corporate & Institutional Banking Our Corporate & Institutional Banking (C&IB) business delivered outstanding performance in 2025, achieving record revenue, welcoming 5.5% more new clients and expanding into Salt Lake City, bringing our presence to 54 markets nationwide. Our Debt Capital Markets team delivered another record We opened more new consumer and small business checking accounts than ever before, grew client assets in our rebranded PNC Wealth Management business to a record $91 billion, and saw the highest levels ever of debit and credit card volumes. year with $482 million in revenue, reinforcing our leadership in capital solutions. In addition, our strategic partnership with TCW Group deployed nearly $900 million in private credit capital, strengthening our ability to meet diverse client financing needs. Innovation continued to differentiate our Treasury Management offerings with enhancements such as FedNow® instant payments, Advanced Receivables and virtual card provisioning to mobile wallets — solutions that deliver speed, efficiency and security for clients navigating an increasingly digital economy. Asset Management Group Our Asset Management Group (AMG) delivered solid results in 2025, reinforcing its role as a growth engine for PNC. Total revenue increased more than 9%, and assets under management increased over 10%, reflecting strong client confidence and market momentum. We continued to lead with innovation, launching an industry-first cryptocurrency custody product — a milestone that underscores our commitment to offering clients choice and forward-looking solutions. These advancements contributed to all-time highs in client

6  |  FROM THE CEO  |  MARCH 2, 2026 satisfaction, demonstrating that our strategy of combining cutting-edge capabilities with personalized service is resonating deeply with clients. By aligning technology, expertise and trust, AMG is positioned to drive sustained growth and deliver exceptional value for clients in an evolving financial landscape. Investing to Scale, Innovate and Protect In 2025, we advanced our long-term strategy by pairing bold technology investments with disciplined, responsible leadership — building the infrastructure, innovation and trust required to scale nationally and deliver lasting value. We completed the transition to our new online banking platform, delivering a modern, intuitive experience for millions of users. We also launched buy, sell and hold cryptocurrency capabilities ahead of our peer cohort, reinforcing our commitment to innovation and client choice. At the same time, we continued modernizing our retail lending platform, enabling real-time digital credit card applications and faster, more seamless customer experiences. We expanded our multi-rail payments ecosystem, driving digital payment incident rates toward top-tier performance among major U.S. banks. Our multi-year data center strategy progressed on schedule, ensuring a secure, scalable national hosting footprint. Construction of the new PNC East data center is well underway, and we signed a lease for a new facility in the Midwest — critical steps toward building the infrastructure that supports our growth and resilience. We enhanced our Enterprise AI Strategy and deployed multiple generative AI platforms across the organization, including Microsoft Copilot, to enhance productivity and supplement decision-making. We introduced AI-powered search tools for customer-facing roles, unlocking new levels of efficiency. By implementing robust data domain strategies, we built a foundation for accelerated value creation while mitigating risk — ensuring AI drives both innovation and security. Our commitment to security remains unwavering. In 2025, we maintained top cybersecurity scores among industry peers through disciplined spending and strengthened our risk framework to align with national-scale ambitions, achieving remediation timelines 50% faster than peers. We implemented password-free authentication and scaled our 24/7 Global Fusion Center for collaborative monitoring and rapid response. On the fraud prevention front, we enhanced risk posture and matured two-way text message communication features to help keep customers informed and protected. A Commitment to Communities and Responsible Growth We remain committed to managing our business responsibly and doing right by all our constituents. The best interests of our customers, employees, communities and shareholders are considered in every decision we make. We know that we are only as strong as the communities we serve. In 2025, we completed and exceeded our four-year $88 billion Community Benefits Plan, driving economic development in low- to moderate- income (LMI) communities through loans, investments, affordable housing initiatives and charitable support across our markets. Our mobile branches — bank branches on wheels — made more than 3,400 visits to LMI communities, reinforcing our commitment to financial access and inclusion. Maintaining our “Outstanding” Community Reinvestment Act (CRA) rating, which we have achieved in every evaluation since its inception in 1977, remains a high priority. We continued to invest in CRA infrastructure and delivered a new platform that refines our systems, optimizes processes, strengthens controls and enhances reporting capabilities. This platform will be adopted this year to coincide with the commencement of the new CRA exam period. Our Community Development Banking team extended $660 million in loans and investments, up from $469 million in 2024, and we also fulfilled our $30 billion Environmental Finance pledge, financing projects in renewable energy, green buildings and clean transportation.

2025 ANNUAL REPORT  |  THE PNC FINANCIAL SERVICES GROUP  |  7 At PNC, we’re committed to making a difference in our communities, not only with our products and services but with our time. We share our employees’ passion for our communities by empowering volunteerism and participation in our volunteer grant program. In 2025, PNC employees volunteered approximately 85,000 hours across certified partner organizations focused on early childhood education or economic opportunity. Additional- ly, nearly $1.8 million in volunteer grants were earned by employees’ efforts and paid to volunteer partner organizations. Since its launch in 2004, PNC Grow Up Great® has invested more than $500 million and engaged thousands of employees to help millions of children build a strong foundation for success — making it one of the most significant corporate commitments to early childhood education in the country. People Drive Performance None of our results would be possible without our people. They are our greatest differentiator and our competitive advantage. In 2025, we advanced our talent strategy to strengthen PNC’s competitive edge. We introduced a new Employee Value Proposition (EVP) — “Brilliant Thrives Here” — reinforcing our commitment to creating an environment where employees can grow, contribute and thrive. The EVP serves as a unifying message across talent strategies, helping us attract, engage and retain top talent. In 2025, attrition among our top-rated talent was less than half the enterprise-wide voluntary rate, highlighting the strength of our culture and our success in retaining exceptional people. We backed this commitment with meaningful action. We launched six new Employee Business Resource Group chapters and grew membership to 19,400 employees, over 35% of our workforce. Through the Growing Forward Mentorship Program, 3,344 employees gained targeted development, building leadership capacity for the future. We accelerated upskilling and reskilling while piloting AI tools like Microsoft Copilot to streamline processes and empower our workforce to make smarter, data-driven decisions. Through our partnership with Guild, more than 3,000 employees began education programs in 2025, and 1,700 graduated — powerful proof of our commitment to career growth. We also evolved our total rewards to meet employees’ needs. For 2026, we introduced a new Exclusive Provider Organization (EPO) medical option with lower deductibles and set-dollar copays for in-network services, while keeping contributions flat for employees earning under $50,000. We expanded no-cost telehealth — including mental health — across all medical plans and enhanced our 401(k) plan to offer greater flexibility, including separate deferral elections for base and incentive pay. These enhancements build on the strength of PNC’s long-standing offerings, most notably our defined benefit pension plan, which set us apart in the industry and reflect our focus on well-being and financial security for every employee. Finally, as we integrate FirstBank, we’ve prioritized an employee- centric approach — providing clear communication, structured transition support and training programs to ensure a smooth cultural and operational transition. By combining scale, innovation and disciplined execution, we’ve built a franchise that not only performs today but is primed to lead in a rapidly evolving industry. For more information regarding certain factors that could cause future results to differ, possibly materially, from historical performance or from those anticipated in forward- looking statements, see the Cautionary Statement in Item 7 of our 2025 Form 10-K, which accompanies this letter. For information regarding PNC’s Peer Group, see Item 5 of the accompanying 2025 Form 10-K. Additional information regarding total shareholder return will be included in PNC’s Proxy Statement to be filed for the 2026 annual meeting of shareholders.

8  |  FROM THE CEO  |  MARCH 2, 2026 Fee Income (non-GAAP) YEAR ENDED December 31, December 31, December 31, Dollars in millions 2025 2024 2023 Noninterest income   Asset management and brokerage $ 1,597 $ 1,485 $ 1,412   Capital markets and advisory 1,548 1,250 952   Card and cash management 2,899 2,770 2,733   Lending and deposit services 1,310 1,259 1,233   Residential and commercial mortgage 571 581 625   Fee income (non-GAAP) $ 7,925 $ 7,345 $ 6,955   Other income 764 711 619   Total noninterest income $ 8,689 $ 8,056 $ 7,574 Fee income is a non-GAAP measure and is comprised of noninterest income in the following categories: asset management and brokerage, capital markets and advisory, card and cash management, lending and deposit services, and residential and commercial mortgage. We believe this non-GAAP measure serves as a useful tool for comparison of noninterest income related to fees. Pretax Pre-Provision Earnings (non-GAAP) YEAR ENDED December 31, December 31, December 31, Dollars in millions 2025 2024 2023 Income before income taxes and noncontrolling interests $ 8,486 $ 7,242 $ 6,736   Provision for credit losses 779 789 742 Pretax pre-provision earnings (non-GAAP) 9,265 8,031 7,478 Pretax pre-provision earnings is a non-GAAP measure and is based on adjusting income before income taxes and noncontrolling interests to exclude provision for credit losses. We believe that pretax pre-provision earnings is a useful tool to help evaluate the ability to provide for credit costs through operations and provides an additional basis to compare results between periods by isolating the impact of provision for credit losses, which can vary significantly between periods. NON-GAAP RECONCILIATIONS For additional non-GAAP reconciliations, including net interest margin and tangible book value, see the Average Consolidated Balance Sheet and Net Interest Analysis and Non-GAAP Financial Information sections in Item 7 of the accompanying 2025 Form 10-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number 001-09718 THE PNC FINANCIAL SERVICES GROUP, INC. (Exact name of registrant as specified in its charter) Pennsylvania 25-1435979 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) The Tower at PNC Plaza, 300 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2401 (Address of principal executive offices, including zip code) Registrant’s telephone number, including area code - (888) 762-2265 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common Stock, par value $5.00 PNC New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: $1.80 Cumulative Convertible Preferred Stock - Series B, par value $1.00 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Emerging growth company ☐ Non-accelerated filer ☐ Smaller reporting company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of the registrant’s outstanding voting common stock held by nonaffiliates on June 30, 2025, determined using the per share closing price on that date on the New York Stock Exchange of $186.42, was approximately $73.2 billion. There is no non-voting common equity of the registrant outstanding. Number of shares of registrant’s common stock outstanding at February 3, 2026: 403,370,923 DOCUMENTS INCORPORATED BY REFERENCE Portions of the definitive Proxy Statement of The PNC Financial Services Group, Inc. to be filed pursuant to Regulation 14A for the 2026 annual meeting of shareholders (Proxy Statement) are incorporated by reference into Part III of this Form 10-K.

THE PNC FINANCIAL SERVICES GROUP, INC. Cross-Reference Index to 2025 Form 10-K TABLE OF CONTENTS Page PART I Item 1 Business 1 Item 1A Risk Factors 11 Item 1B Unresolved Staff Comments 26 Item 1C Cybersecurity 26 Item 2 Properties 27 Item 3 Legal Proceedings 27 Item 4 Mine Safety Disclosures 27 Information about our Executive Officers 27 PART II Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 29 Common Stock Performance Graph 30 Item 6 Reserved 31 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) 32 Executive Summary 32 Consolidated Income Statement Review 37 Consolidated Balance Sheet Review 40 Business Segments Review 43 Risk Management 50 Average Consolidated Balance Sheet and Net Interest Analysis 74 Non-GAAP Financial Information 75 Critical Accounting Estimates and Judgments 76 Cautionary Statement Regarding Forward-Looking Information 80 Item 7A Quantitative and Qualitative Disclosures about Market Risk 81 Item 8 Financial Statements and Supplementary Data 81 Report of Independent Registered Public Accounting Firm 82 Consolidated Income Statement 84 Consolidated Statement of Comprehensive Income 85 Consolidated Balance Sheet 86 Consolidated Statement of Changes in Equity 87 Consolidated Statement of Cash Flows 88 Notes to Consolidated Financial Statements 90 Note 1 Accounting Policies 90 Note 2 Investment Securities 106 Note 3 Loans and Related Allowance for Credit Losses 109 Note 4 Loan Sale and Servicing Activities and Variable Interest Entities 121

THE PNC FINANCIAL SERVICES GROUP, INC. Cross-Reference Index to 2025 Form 10-K (continued) TABLE OF CONTENTS (Continued) Page Item 8 Financial Statements and Supplementary Data (continued) Note 5 Goodwill and Mortgage Servicing Rights 124 Note 6 Leases 127 Note 7 Premises, Equipment and Leasehold Improvements 129 Note 8 Time Deposits 129 Note 9 Borrowed Funds 130 Note 10 Commitments 131 Note 11 Equity 132 Note 12 Other Comprehensive Income 134 Note 13 Earnings Per Share 135 Note 14 Fair Value 135 Note 15 Financial Derivatives 147 Note 16 Employee Benefit Plans 153 Note 17 Stock Based Compensation Plans 159 Note 18 Income Taxes 160 Note 19 Regulatory Matters 164 Note 20 Legal Proceedings 165 Note 21 Parent Company 169 Note 22 Segment Reporting 171 Note 23 Fee-based Revenue from Contracts with Customers 174 Note 24 Subsequent Events 178 Glossary 180 Defined Terms 180 Acronyms 184 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 184 Item 9A Controls and Procedures 184 Item 9B Other Information 185 PART III Item 10 Directors, Executive Officers and Corporate Governance 185 Item 11 Executive Compensation 186 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 186 Item 13 Certain Relationships and Related Transactions, and Director Independence 186 Item 14 Principal Accounting Fees and Services 186 PART IV Item 15 Exhibits, Financial Statement Schedules 187 Item 16 Form 10-K Summary 193 SIGNATURES 194

THE PNC FINANCIAL SERVICES GROUP, INC. Cross-Reference Index to 2025 Form 10-K (continued) MD&A TABLE REFERENCE Table Description Page 1 Summary of Operations, Per Common Share Data and Performance Ratios 34 2 Balance Sheet Highlights and Other Selected Ratios 34 3 Summarized Average Balances and Net Interest Income 37 4 Noninterest Income 38 5 Noninterest Expense 39 6 Provision for (Recapture of) Credit Losses 39 7 Summarized Balance Sheet Data 40 8 Loans 41 9 Investment Securities 41 10 Weighted-Average Expected Maturities of Mortgage and Asset-Backed Debt Securities 42 11 Details of Funding Sources 42 12 Retail Banking Table 44 13 Corporate & Institutional Banking Table 46 14 Asset Management Group Table 49 15 Details of Loans 54 16 Commercial and Industrial Loans by Industry 55 17 Commercial Real Estate Loans by Geography and Property Type 56 18 Residential Real Estate Loan Statistics 57 19 Home Equity Loan Statistics 58 20 Nonperforming Assets by Type 59 21 Change in Nonperforming Assets 59 22 Accruing Loans Past Due 60 23 Selected Loan Maturities and Interest Sensitivity 60 24 Allowance for Credit Losses by Loan Class 62 25 Loan Charge-Offs and Recoveries 63 26 Senior and Subordinated Debt 64 27 Primary Contingent Liquidity Sources 65 28 PNC Bank Notes Issued 65 29 Parent Company Notes Issued 66 30 Parent Company Notes Redeemed 67 31 Credit Ratings and Outlook 67 32 Basel III Capital 68 33 Net Interest Income Sensitivity Analysis 69 34 Economic Value of Equity Sensitivity Analysis 70 35 Equity Investments Summary 71 36 Average Consolidated Balance Sheet and Net Interest Analysis 74 37 Analysis of Year-to-Year Changes in Net Interest Income 75 38 Reconciliation of Taxable-Equivalent Net Interest Income (non-GAAP) 76 39 Reconciliation of Tangible Book Value Per Common Share (non-GAAP) 76 40 Key Macroeconomic Variables in CECL Weighted-Average Scenarios 77

THE PNC FINANCIAL SERVICES GROUP, INC. Cross-Reference Index to 2025 Form 10-K (continued) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS TABLE REFERENCE Table Description Page 41 Investment Securities Summary 106 42 Gross Unrealized Loss and Fair Value of Securities Available-for-Sale Without an Allowance for Credit Losses 107 43 Gains (Losses) on Sales of Securities Available-for-Sale 107 44 Contractual Maturity of Debt Securities 108 45 Fair Value of Securities Pledged and Accepted as Collateral 108 46 Analysis of Loan Portfolio 110 47 Nonperforming Assets 111 48 Commercial Credit Quality Indicators 113 49 Credit Quality Indicators for Residential Real Estate and Home Equity Loan Classes 115 50 Credit Quality Indicators for Automobile, Credit Card, Education and Other Consumer Loan Classes 117 51 Commercial FDMs 119 52 Financial Effect of Commercial FDMs 119 53 Delinquency Status of FDMs 120 54 Consumer FDMs 120 55 Rollforward of Allowance for Credit Losses 121 56 Loan Sale and Servicing Activities 122 57 Principal Balance, Delinquent Loans and Net Charge-offs Related to Serviced Loans For Others 123 58 Non-Consolidated VIEs 123 59 Goodwill by Business Segment 124 60 Commercial Mortgage Servicing Rights 125 61 Residential Mortgage Servicing Rights 126 62 Commercial Mortgage Servicing Rights – Key Valuation Assumptions 126 63 Residential Mortgage Servicing Rights – Key Valuation Assumptions 127 64 Lessor Income 127 65 Sales-Type and Direct Financing Leases 127 66 Future Minimum Lessor Receivable Arrangements 128 67 Operating Lease Costs and Cash Flows 128 68 Operating Lease Assets and Liabilities 128 69 Operating Lease Term and Discount Rates of Lessee Arrangements 128 70 Future Lease Payments for Operating Lease Liability Arrangements 129 71 Premises, Equipment and Leasehold Improvements 129 72 Depreciation and Amortization Expense 129 73 Time Deposits 129 74 Borrowed Funds 130 75 FHLB Advances, Senior Debt and Subordinated Debt 130 76 Commitments to Extend Credit and Other Commitments 131 77 Preferred Stock - Authorized, Issued and Outstanding 132 78 Terms of Outstanding Preferred Stock 133

THE PNC FINANCIAL SERVICES GROUP, INC. Cross-Reference Index to 2025 Form 10-K (continued) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS TABLE REFERENCE (Continued) Table Description Page 79 Dividends Per Share 133 80 Other Comprehensive Income (Loss) 134 81 Accumulated Other Comprehensive Income (Loss) Components 134 82 Basic and Diluted Earnings Per Common Share 135 83 Fair Value Measurements – Recurring Basis Summary 139 84 Reconciliation of Level 3 Assets and Liabilities 140 85 Fair Value Measurements – Recurring Quantitative Information 142 86 Fair Value Measurements – Nonrecurring 143 87 Fair Value Option – Fair Value and Principal Balances 144 88 Fair Value Option – Changes in Fair Value Included in Earnings 144 89 Additional Fair Value Information Related to Other Financial Instruments 146 90 Total Gross Derivatives 147 91 Gains (Losses) Recognized on Fair Value and Cash Flow Hedges in the Consolidated Income Statement 149 92 Hedged Items - Fair Value Hedges 149 93 Risk Participation Agreements 150 94 Gains (Losses) on Derivatives Not Designated for Hedging 151 95 Derivative Assets and Liabilities Offsetting 152 96 Credit-Risk Contingent Features 153 97 Reconciliation of Changes in Projected Benefit Obligation and Change in Plan Assets 154 98 Asset Strategy Allocations 155 99 Pension Plan Valuation Methodologies 156 100 Pension Plan Assets - Fair Value Hierarchy 156 101 Estimated Cash Flows 157 102 Components of Net Periodic Benefit Cost 157 103 Net Periodic Costs - Assumptions 158 104 Other Pension Assumptions 158 105 Nonvested Performance Share Unit Awards and Restricted Share Unit Awards - Rollforward 159 106 Components of Income Tax Expense 160 107 Deferred Tax Assets and Liabilities 161 108 Reconciliation of Statutory and Effective Tax Rates 161 109 Net Operating Loss Carryforwards 161 110 Change in Unrecognized Tax Benefits 162 111 IRS Tax Examination Status 162 112 Income Taxes Paid, Net of Refunds 163 113 Basel Regulatory Capital 164 114 Parent Company - Income Statement 169 115 Parent Company - Balance Sheet 170 116 Parent Company - Interest Paid and Income Tax Refunds (Payments) 170 117 Parent Company - Statement of Cash Flows 171 118 Business Segment Results 173 119 Reconciliation of Business Segment Results to Consolidated 174 120 Noninterest Income by Business Segment and Reconciliation to Consolidated Noninterest Income 175

PART I Forward-Looking Statements: From time to time, The PNC Financial Services Group, Inc. has made and may continue to make written or oral forward-looking statements regarding our outlook for financial performance, such as earnings, revenues, expenses, tax rates, capital and liquidity levels and ratios, asset levels, asset quality, financial position and other matters regarding or affecting us and our future business and operations or the impact of legal, regulatory or supervisory matters on our business operations or performance, including our sustainability strategy. This Annual Report on Form 10-K (the “Report” or “Form 10-K”) includes such forward-looking statements. With respect to all such forward-looking statements, you should review our Risk Factors discussion in Item 1A, our Risk Management, Critical Accounting Estimates and Judgments, and Cautionary Statement Regarding Forward- Looking Information sections included in Item 7, and Note 20 Legal Proceedings. In this Report, “PNC,” “we,” “us,” “the Company” or “the Corporation” refers to The PNC Financial Services Group, Inc. and its subsidiaries on a consolidated basis (except when referring to PNC as a public company, its common stock or other securities issued by PNC, which just refer to The PNC Financial Services Group, Inc.). References to The PNC Financial Services Group, Inc. or to any of its subsidiaries are specifically made where applicable. See page 180 for a glossary of certain terms and acronyms used in this Report. ITEM 1 – BUSINESS Business Overview The PNC Financial Services Group, Inc. is a financial services holding company headquartered in Pittsburgh, Pennsylvania and one of the largest diversified financial institutions in the U.S. PNC has businesses engaged in retail banking, corporate and institutional banking and asset management, providing many of our products and services nationally. We are organized around our customers and communities for strong relationships and local delivery of retail and business banking including a full range of lending products; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management and asset management. Our retail branch network is located coast-to-coast, and we also have strategic international offices in four countries outside the U.S. At December 31, 2025, our consolidated total assets, total deposits and total shareholders’ equity were $573.6 billion, $440.9 billion and $60.6 billion, respectively. We were incorporated under the laws of the Commonwealth of Pennsylvania in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, we have diversified our geographical presence, business mix and product capabilities through organic growth, strategic bank and non-bank acquisitions and equity investments, and the formation of various non-banking subsidiaries. We primarily conduct our business through our primary domestic bank subsidiary, PNC Bank, a national banking association chartered and located in Wilmington, Delaware. We offer a broad range of deposit, credit and fee-based products and services to serve our customers. Our non-banking subsidiaries engage in activities that are financial in nature, including market-making, securities underwriting, and advisory services and other permissible investment and merchant banking related activities. See Note 22 Segment Reporting for additional details regarding our business segments, products and services. Acquisition of FirstBank Holding Company On January 5, 2026, PNC completed its acquisition of FirstBank Holding Company, including its banking subsidiary, FirstBank. As of close, FirstBank had $26.4 billion of assets, $16.0 billion of loans and $23.1 billion of deposits. Effective January 5, 2026, FirstBank’s financial results are included in PNC’s consolidated operations and will be reported in PNC’s first quarter 2026 results. Conversion of FirstBank customers to PNC Bank is expected to occur this summer. Until conversion, FirstBank will remain a separate bank subsidiary of PNC. See Note 24 Subsequent Events for additional details on the acquisition of FirstBank. Subsidiaries Our corporate legal structure at December 31, 2025 consisted of one domestic bank subsidiary, including its subsidiaries, and 52 active non-bank subsidiaries, in addition to various affordable housing investments and historic rehabilitation investments. For additional information on certain of our subsidiaries, see Exhibit 21 to this Report. Supervision and Regulation The PNC Financial Services Group, Inc., is a BHC under the BHC Act that has elected to be an FHC under the GLB Act. We are subject to numerous governmental regulations, some of which are highlighted below. See Note 19 Regulatory Matters for additional information regarding our regulatory matters. The PNC Financial Services Group, Inc. – 2025 Form 10-K 1

As a BHC, PNC is subject to regulation under the BHC Act and to comprehensive consolidated supervision, regulation and examination by its primary regulator, the Federal Reserve. PNC primarily conducts its business through its domestic bank subsidiary, PNC Bank, which is a national banking association chartered under the laws of the U.S. PNC Bank is supervised and regulated primarily by the OCC, and with respect to some matters, by the FDIC and the CFPB. On January 5, 2026, PNC acquired FirstBank Holding Company and its bank subsidiary, FirstBank, a Colorado state-chartered bank. FirstBank is primarily regulated by the Federal Reserve and the Colorado Division of Banking. We expect to merge FirstBank into PNC Bank this summer. Until the merger, FirstBank will remain a separate bank subsidiary of PNC. Comprehensive examinations by our many regulators consider not only compliance with applicable laws, regulations and supervisory policies of the agencies, but also capital levels, asset quality, risk management effectiveness, the ability and performance of management and the Board of Directors, the effectiveness of internal controls and internal audit function, earnings, liquidity and various other factors. The federal bank regulators have broad supervisory and enforcement authority with regard to BHCs and banks, including the power to conduct examinations and investigations, which potentially can result in the imposition of significant limitations on our activities and growth. The federal bank regulators generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity and take enforcement action against a regulated entity where the relevant agency determines, among other things, that the operations of the regulated entity or any of its subsidiaries fail to comply with applicable law or regulations, are conducted in an unsafe or unsound manner, or represent an unfair or deceptive act or practice. This supervisory framework, including the examination reports and supervisory ratings (which are not publicly available) of the agencies, could materially impact our operations. The CFPB is responsible for examining us for compliance with most federal consumer financial protection laws, and the results of the CFPB’s examinations (which are not publicly available) also can result in restrictions or limitations on our operations. We also are subject to regulation by the SEC by virtue of our status as a public company and by the SEC and the CFTC due to the nature of some of our businesses. Our businesses with operations outside the U.S. also are subject to the laws and regulations of the foreign jurisdictions in which they do business. The scope of the laws and regulations and the intensity of supervision to which we are subject are continually under review. New legislation, administration changes, changes in rules promulgated by federal bank regulators, other federal and state regulatory authorities and self-regulatory organizations, or rescissions, withdrawals, or changes in the interpretation, application, or enforcement of existing laws and rules may directly affect the operations and profitability of our businesses. The more detailed description of the significant regulations to which we are subject included in this Report is based on current laws and regulations and is subject to potential material change. For additional information on the impact of the regulatory environment on us and the financial services industry, see Item 1A Risk Factors in this Report. There are numerous rules governing the regulation of financial services institutions and their holding companies. Accordingly, the following discussion is general in nature and does not purport to be complete or to describe all of the laws, regulations and policies that apply to us. The regulatory framework applicable to financial services institutions and their holding companies is not intended primarily to protect our shareholders and our non-customer creditors, but rather to protect our customers (including depositors), the DIF, the financial markets, and the U.S. banking and financial system in general. Banking Regulation and Supervision Regulatory Capital Requirements. PNC and PNC Bank are subject to the regulatory capital requirements under the U.S. Basel III capital rules adopted by the Federal Reserve, for PNC, and by the OCC, for the Bank. The regulatory capital rules establish minimum requirements for the ratios of a banking organization’s regulatory capital to its risk-weighted assets, referred to as risk-based capital requirements, as well as for the ratios of its regulatory capital to measures of assets and other exposures, referred to as leverage capital requirements. The federal banking agencies currently tailor the capital, liquidity and enhanced prudential requirements for banking organizations based on the asset size and risk profile (as measured by certain regulatory metrics) of the banking organization. The classification of any bank subsidiary of a BHC generally follows that of its parent BHC. PNC and PNC Bank currently are Category III banking organizations because PNC (i) has more than $250 billion, but less than $700 billion, in consolidated total assets, (ii) is not designated as a GSIB, and (iii) has less than $75 billion in cross-jurisdictional activity. Under the current rules, if PNC exceeds any of these thresholds or becomes a GSIB, PNC and PNC Bank would become a Category I or II institution and be subject to more stringent capital and liquidity standards. PNC’s acquisition of FirstBank did not affect PNC’s classification as a Category III banking organization. The regulatory capital rules generally divide regulatory capital into three components: CET1 capital, additional tier 1 capital (which, together with CET1 capital, comprises tier 1 capital) and tier 2 capital. CET1 capital is generally common stock, retained earnings, and 2 The PNC Financial Services Group, Inc. – 2025 Form 10-K

qualifying minority interests less required deductions. As permitted, PNC and PNC Bank have elected to exclude AOCI related to both available-for-sale securities and pension and other post-retirement plans from CET1 capital. Additional tier 1 capital generally includes, among other things, perpetual preferred stock and qualifying minority interests, less required deductions. Tier 2 capital generally comprises qualifying subordinated debt and, subject to certain quantitative limits, ACL, less any required deductions from tier 2 capital. The regulatory capital rules limit the extent to which minority interests in consolidated subsidiaries may be included in regulatory capital. Total capital is the sum of tier 1 capital and tier 2 capital. In calculating regulatory capital, PNC and PNC Bank must deduct a number of components. For example, under the current regulatory capital rules, PNC and PNC Bank must deduct investments in unconsolidated financial institutions, MSRs and deferred tax assets (in each case, net of associated deferred tax liabilities) from CET1 capital to the extent such categories individually exceed 25% of the institution’s adjusted CET1 capital. PNC and PNC Bank are required to use the standardized approach for determining risk-weighted assets for purposes of calculating the risk-based capital ratios. Under the Basel III capital rules, PNC and PNC Bank must maintain a minimum CET1 ratio of 4.5%, a tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0% to be considered “adequately capitalized.” As described below, PNC is also subject to the Federal Reserve’s CCAR process and must hold a SCB, which must be satisfied solely with CET1. PNC’s SCB for the four-quarter period beginning October 1, 2025 is 2.5%. While PNC Bank is not subject to a SCB, PNC Bank is required to maintain a capital conservation buffer in the form of CET1 equal to a fixed 2.5% of risk-weighted assets. PNC and PNC Bank must maintain risk-based capital above the minimum risk-based capital ratio requirements plus its SCB (in the case of PNC) or capital conservation buffer (in the case of PNC Bank) in order to avoid limitations on capital distributions. As a result, to avoid limitations on capital distributions and certain discretionary incentive compensation payments, PNC and PNC Bank must maintain a CET1 capital ratio of at least 7.0%, a tier 1 capital ratio of at least 8.5%, and a total capital ratio of at least 10.5%. The Federal Reserve and OCC can also supplement the SCB or capital conservation buffer levels by a countercyclical capital buffer of up to an additional 2.5% of risk-weighted assets. This buffer, which must be held in the form of CET1 capital, is currently set at zero in the U.S. The regulatory capital rules also require that banking organizations maintain a minimum amount of tier 1 capital as compared to average consolidated assets, referred to as the leverage ratio, of 4.0%. Category III banking organizations also must maintain a minimum amount of tier 1 capital as compared to total leverage exposure, referred to as the supplementary leverage ratio, of 3.0%. As of December 31, 2025, the leverage and supplementary leverage ratios of PNC and PNC Bank were above the required minimum level. PNC and PNC Bank are not currently subject to the additional CET1 capital surcharge, minimum long-term debt requirement, minimum total loss-absorbing capacity or enhanced supplementary leverage ratio requirements that apply to U.S. GSIBs. In August 2023, the federal banking agencies proposed rules that would require Category II, III, and IV bank holding companies and banks to issue and maintain minimum amounts of long-term debt that satisfy certain requirements. Additionally, Category II, III, and IV bank holding companies would be subject to “clean holding company” requirements, which would prohibit such companies from entering into certain financial arrangements and cap certain liabilities. PNC, as a Category III holding company, and PNC Bank would be subject to the proposed rules. If the long-term debt rules were finalized in their current form, we would expect to achieve compliance through normal course funding. These proposed rules have not been finalized, and their future state is unclear. Failure to meet applicable capital requirements could subject a banking organization to a variety of enforcement remedies available to the federal banking agencies, including limitations on capital distributions, the issuance of a capital directive to increase capital and, in severe cases, the termination of deposit insurance by the FDIC and the appointment of a conservator or receiver. In some cases, the extent of these powers depends upon whether the institution in question is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” The thresholds at which an insured depository institution is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized” are based on (i) the institution’s CET1, tier 1 and total risk-based capital ratios; (ii) the institution’s leverage ratio; and (iii) for the definitions of “adequately capitalized” and “undercapitalized,” the institution’s supplementary leverage ratio (if applicable). Business activities may also be affected by an institution’s capital classification. For example, PNC and PNC Bank must remain “well capitalized” for PNC to continue to take advantage of FHC status as described below. At December 31, 2025, PNC and PNC Bank exceeded the required ratios for classification as “well capitalized.” For additional discussion of capital adequacy requirements, including the levels of capital required to be considered “well capitalized,” see the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report and Note 19 Regulatory Matters. The federal banking agencies proposed a rule in July 2023 to implement the final components of the Basel III framework that would significantly revise the capital requirements for large banking organizations, including PNC and PNC Bank. The rule generally would align the regulatory capital elements and required deductions for Category III banking organizations, such as PNC and PNC Bank, with those currently applicable to Category I and II banking organizations and apply a new expanded risk-based approach for The PNC Financial Services Group, Inc. – 2025 Form 10-K 3

calculating risk-weighted assets. Among other impacts, PNC and PNC Bank would be required to recognize most elements of AOCI in regulatory capital and would be subject to more punitive deductions from CET1 for MSRs, deferred tax assets and investments in certain unconsolidated financial institutions. The agencies are expected to repropose the rule in 2026. Stress Testing and Capital Planning. PNC is subject to the Federal Reserve’s capital plan rule, capital stress testing requirements and CCAR process, as well as the DFAST requirements of the Federal Reserve and the OCC. As part of the CCAR process, the Federal Reserve undertakes a supervisory assessment of the capital planning process of BHCs, including PNC, that have $100 billion or more in total consolidated assets. This capital planning assessment is based on a review of a comprehensive capital plan submitted to the Federal Reserve that describes the Company’s planned capital actions, such as plans to pay or increase common stock dividends, engage in common stock repurchase programs, or issue or redeem preferred stock or other regulatory capital instruments during a nine quarter review period, as well as the results of stress tests conducted by both the company and the Federal Reserve under different hypothetical macroeconomic scenarios, including a supervisory severely adverse scenario provided by the Federal Reserve. Based on PNC’s performance under the Federal Reserve’s supervisory stress tests as part of CCAR 2025, PNC’s SCB for the four-quarter period beginning October 1, 2025, is the regulatory minimum of 2.5%. As a Category III institution, PNC must also conduct a company-run DFAST stress test in even numbered years and release PNC’s projections of certain revenue, loss and capital results from the exercise under the agencies’ hypothetical supervisory severely adverse macroeconomic scenario and applying the agencies’ DFAST capital action assumptions. As part of the DFAST and annual CCAR processes, the Federal Reserve discloses certain revenue, loss and capital results from its supervisory stress testing exercises for each participating firm. In April 2025, the Federal Reserve proposed to average stress test results over two consecutive years to reduce volatility in the SCB requirement. The proposal would also shift the applicable period of the SCB requirement from October 1 through September 30 of the following year, to January 1 through December 31 in the year following the CCAR exercise. The proposal was intended to be effective for the 2026 supervisory stress test but it has not been finalized. In addition, in October 2025, the Federal Reserve issued proposals to seek comments on the scenarios for the 2026 supervisory stress test and on the enhanced transparency to its stress testing process. Under the proposals, the Federal Reserve would publish annual stress test scenarios and comprehensive model documentation for public comment. In February 2026, the Federal Reserve published the final scenarios for the 2026 supervisory stress test. The Federal Reserve also stated that the new models will not be finalized in time for the CCAR 2026 process and that the current SCB requirements will continue to apply for all firms, including PNC, until 2027, when new SCB can be calculated based on models that take public feedback into consideration. Regulatory Liquidity Standards and Liquidity Risk Management Requirements. The Basel Committee’s Basel III framework also includes short-term liquidity standards and long-term funding standards, the LCR and NSFR, respectively, as implemented by the Federal Reserve and OCC. The U.S. banking agencies’ LCR rules are designed to ensure that covered banking organizations maintain an adequate level of cash and high-quality liquid assets to meet estimated net liquidity needs in a short-term stress scenario lasting 30 days. The NSFR is designed to measure the stability of the maturity structure of assets and liabilities of banking organizations over a one-year time horizon. As Category III institutions with less than $75 billion in weighted short-term wholesale funding, PNC and PNC Bank are subject to reduced LCR and NSFR requirements, with each company’s LCR net cash outflows and NSFR required stable funding (as calculated under the rules) reduced by 15%, thereby reducing the amount of high-quality liquid assets or available stable funding each institution must hold to meet the LCR and NSFR minimum requirements, respectively. The Federal Reserve also requires PNC to publicly disclose certain quantitative and qualitative measures of its LCR- and NSFR- related liquidity profile, including major components used to calculate the LCR and NSFR and a qualitative discussion of PNC’s LCR and NSFR drivers and results. Additionally, as a Category III institution, PNC must, among other things, conduct internal liquidity stress tests over a range of time horizons, maintain a 30-day buffer of high-quality liquid assets, and maintain a contingency funding plan that meets certain requirements. For additional discussion of regulatory liquidity requirements, refer to the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report. Dividend Restrictions. The PNC Financial Services Group, Inc. is a legal entity separate and distinct from its subsidiaries. The principal source of our liquidity at the parent company level is dividends and other capital distributions from PNC Bank. PNC Bank is 4 The PNC Financial Services Group, Inc. – 2025 Form 10-K

subject to various restrictions on its ability to pay dividends to PNC Bancorp, Inc., its direct parent, which is a wholly-owned direct subsidiary of The PNC Financial Services Group, Inc. PNC Bank also is subject to federal laws limiting extensions of credit to its parent holding company and non-bank affiliates as discussed in Note 19 Regulatory Matters. Further information on bank level liquidity and parent company liquidity is also available in the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report. Source of Strength. Federal Reserve rules provide that a BHC is expected to serve as a source of financial strength to its subsidiary banks and to commit resources to support such banks if necessary, including when directed to do so by the Federal Reserve. In addition, Dodd-Frank requires that the Federal Reserve jointly adopt new rules with the OCC and the FDIC to implement this source of strength requirement. The agencies have yet to propose these rules, but they may do so in the future. Enhanced Prudential Standards. Under Federal Reserve rules, PNC and other BHCs with total consolidated assets of $100 billion or more are subject to various enhanced prudential standards related to liquidity risk management and overall risk management. For PNC, these rules, among other things, establish liquidity stress testing requirements (discussed above), limitations on PNC’s aggregate net credit exposures to any single, unaffiliated company, and certain oversight and governance responsibilities for PNC’s Chief Risk Officer, the Board of Directors and the Risk Committee of the Board of Directors. The Federal Reserve may continue to develop the set of enhanced prudential standards that apply to large BHCs in order to further promote the resiliency of such firms and the U.S. financial system. For additional information, see Item 1A Risk Factors of this Report. Additional Powers Under the GLB Act. The GLB Act permits a qualifying BHC, such as PNC, to become a FHC and thereby engage in, or affiliate with companies engaging in, a broader range of financial activities than would otherwise be permitted for a BHC. Among other activities, we currently rely on our status as an FHC to conduct merchant banking activities and securities underwriting and market-making activities. PNC’s status as an FHC is conditioned upon maintaining certain eligibility requirements for both PNC and its subsidiary depository institutions, including minimum capital ratios, supervisory ratings, and, in the case of its subsidiary depository institutions, maintaining at least a “Satisfactory” rating under the CRA. In addition, the GLB Act permits PNC Bank to engage in expanded activities through a “financial subsidiary.” PNC Bank may also generally engage through a financial subsidiary in any activity that is determined to be financial in nature or incidental to a financial activity by the Secretary of the Treasury, in consultation with the Federal Reserve (other than insurance underwriting activities, insurance company investment activities and merchant banking). In order to establish a financial subsidiary, a national bank and each of its depository institution affiliates must be “well capitalized” and “well managed” and the national bank and each of its depository institution affiliates must have a CRA rating of “Satisfactory” or better. If an FHC or a national bank with a financial subsidiary fails to continue to meet the applicable “well capitalized” or “well managed” criteria, the FHC or national bank must enter into an agreement with the Federal Reserve or the OCC, respectively, that, among other things, identifies how the capital or management deficiencies will be corrected. Until such deficiencies are corrected, the relevant agency may impose limits or conditions on the activities of the company or bank, and the company or bank may not engage in, or acquire a company engaged in, the types of expanded activities only permissible for an FHC or financial subsidiary without prior approval of the relevant agency. In addition, an FHC generally may not engage in a new financial activity authorized by the GLB Act, or acquire a company engaged in such a new activity, if any of its insured depository institutions receives a CRA rating of less than “Satisfactory.” A national bank’s financial subsidiary generally may not engage in a new financial activity authorized by the GLB Act, or acquire a company engaged in such a new financial activity, if the national bank or any of its insured depository institution affiliates received a CRA rating of less than “Satisfactory.” Privacy and Data Protection. PNC is subject to extensive federal and state laws related to consumer privacy and data protection. Federal banking regulators, pursuant to the GLB Act, have adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic consumer information to nonaffiliated third parties. These rules require institutions to provide privacy policy disclosures and, in certain circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The GLB Act’s privacy provisions govern how consumer information is shared within diversified financial services companies and with external vendors. In addition, the Fair Credit Reporting Act regulates the sharing of certain consumer information among affiliated companies and, depending on the type and purpose of the information, provides consumers with the right to opt out of such sharing. The GLB Act and other laws also require PNC to implement a comprehensive information security program. Security and privacy policies and procedures for the protection of personal and confidential information are in effect across all of the organization’s businesses and geographic locations. The sharing, use, collection, disclosure, and other processing of these types of information are governed by increasingly stringent and evolving legislation and regulations, the intent of which is to protect the privacy of personal information, including personal financial information. We may become subject to new legislation or regulations concerning cybersecurity and data privacy. The PNC Financial Services Group, Inc. – 2025 Form 10-K 5

Volcker Rule. The Volcker Rule and its implementing regulations prohibit banking entities from engaging in short-term trading as principal and having certain ownership interests in and relationships with hedge funds, private equity funds, and certain other private funds (together, “covered funds”), unless an exemption or exception applies. For example, the exemptions under the Volcker Rule allow banking entities to trade as principal for securities underwriting, market-making and risk-mitigating hedging purposes, subject to a variety of conditions. PNC maintains compliance programs to comply with the restrictions of the Volcker Rule. Federal Reserve and OCC Supervision and Enforcement. The federal banking agencies possess broad powers to take corrective action as deemed appropriate based on the actions, operations or risk management programs of a BHC, an insured depository institution or their subsidiaries. The Federal Reserve and the OCC have the ability to take enforcement action against PNC and PNC Bank, respectively, to prevent and remedy acts and practices that the agencies determine to be unfair or deceptive. A finding that we have engaged in a deceptive act or practice may have collateral consequences on our ability to rely on certain exemptions in, or take advantage of certain provisions of, the securities laws absent a government waiver of such restrictions. Moreover, less than satisfactory examination ratings, lower capital or liquidity ratios than peer group institutions, or regulatory concerns regarding management, controls, assets, operations or other factors can all potentially result in practical limitations on the ability of a bank or BHC to engage in new activities, grow, acquire new businesses, make capital distributions or continue to conduct existing activities. OCC Heightened Standards. The OCC has established guidelines setting forth certain heightened risk management and governance standards for large national banks, including PNC Bank. The guidelines, among other things, establish minimum standards for the design and implementation of a risk governance framework, describe the appropriate risk management roles and responsibilities of front line units, independent risk management, internal audit, and the board of directors, and provide that a covered bank should have a comprehensive written statement that articulates its risk appetite and serves as a basis for the framework. In December 2025, the OCC issued a notice of proposed rulemaking that would increase the threshold at which the heightened standards apply from $50 billion to $700 billion in average total consolidated assets. Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s implementing regulation, Regulation W, place quantitative and qualitative restrictions on covered transactions between a bank and its affiliates. Covered transactions include, among other things, extensions of credit, guarantees, and purchases of assets. Transactions with affiliates are also generally required to be on arm’s length, market-prevailing terms. Extensions of Credit to Executive Officers, Directors, or Principal Shareholders. The Federal Reserve Act and Federal Reserve regulations also place quantitative limitations and conditions on extensions of credit by a bank to its executive officers, directors, or principal shareholders and their related interests (including any company controlled by such persons). Generally, extensions of credit by a bank to such individuals, companies and related interests must comply with certain individual and aggregate lending limits, as well as procedural and qualitative requirements. Debit Card Interchange Fees and Transaction Processing. The Federal Reserve is required to establish standards for assessing whether the amount of any interchange fee received by a debit card issuer such as PNC Bank is reasonable and proportional to the cost incurred by the issuer, subject to certain adjustments. The Federal Reserve implemented these standards through Regulation II, which limits the interchange fee an issuer may charge based on three components, and remains subject to ongoing litigation. In 2023, the Federal Reserve proposed revisions to the three components of the interchange fee cap. We expect the 2023 proposed rule, if finalized in its current form, will reduce PNC Bank’s interchange fee revenue. Additionally, we may become subject to new legislation or regulations concerning our card business that could affect our operations and profitability, such as laws capping credit card interest rates or requiring the use of an additional card network. The Bank Secrecy Act and Economic Sanctions. The BSA requires all financial institutions, including banks and securities broker- dealers, to establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. As implemented by federal banking and securities regulators and the U.S. Department of the Treasury, the BSA, as amended, requires that certain financial institutions create and maintain a risk-based AML compliance program that is reasonably designed to prevent money laundering and to combat the financing of terrorism, including through suspicious activity reporting, currency transaction reporting, and other similar reporting requirements (e.g., a Financial Crimes Enforcement Network geographic targeting order requiring reporting under certain circumstances); the implementation of appropriate policies, procedures, and internal controls; independent testing; subject matter training; the designation of one or more individuals responsible for coordinating and monitoring ongoing compliance; and appropriate risk-based procedures for conducting initial and ongoing customer due diligence. PNC is also subject to sanctions laws and regulations administered and imposed by the United States government, including the U.S. Treasury Department's Office of Foreign Assets Control (“OFAC”) and the Department of State, as well as comparable sanctions programs imposed by foreign governments and multilateral bodies with jurisdiction over PNC’s products, services, or activities. Sanctions can be either comprehensive or focused on specific individuals, entities, industry sectors, ownership interests, etc. to accomplish foreign policy and national security goals. 6 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Executive and Incentive Compensation. The Federal Reserve and the OCC have provided guidance regarding incentive and other elements of compensation provided to executives and other employees at banking organizations they regulate, both as general industry-wide guidance and guidance specific to select larger companies, including PNC. This guidance is intended to ensure that the incentive compensation practices of covered banking organizations do not encourage excessive risk-taking. Dodd-Frank requires the Federal Reserve, the OCC, the FDIC, the SEC and two other regulatory agencies to adopt regulations governing incentive compensation provided by regulated financial services companies to their executives and other employees. These agencies jointly proposed regulations in 2011 and again in 2016 to implement these requirements. Final regulations have not been adopted. Fiduciary Services. The trust, investment advisory, and other fiduciary activities conducted by PNC Bank also are subject to the OCC’s regulations governing the fiduciary activities of national banks, as well as applicable state fiduciary laws. The OCC’s regulations, among other things, set standards for the administration of fiduciary accounts, prohibit or govern potential conflicts of interests and establish recordkeeping requirements for fiduciary accounts. Acquisitions. The Federal Reserve’s prior approval is required whenever we propose to acquire all or substantially all of the assets of any bank, to acquire direct or indirect ownership or control, subject to certain thresholds, of any bank or BHC, or to merge or consolidate with any other BHC. The Federal Reserve’s prior approval is also required for a BHC to acquire direct or indirect ownership or control, subject to certain thresholds, of a savings association or savings and loan holding company, or to merge or consolidate with a savings and loan holding company. OCC prior approval is required for PNC Bank to acquire another insured bank or savings association by merger or to acquire deposits or substantially all of the assets of such institutions. Approval of the OCC and the FDIC is required to merge a non-bank entity into PNC Bank. FDIC Insurance. The DIF provides insurance coverage for deposits held by PNC Bank, subject to certain requirements and limits. To maintain a statutory minimum ratio of the DIF to insured deposits in the U.S., member institutions, including PNC Bank, are required to pay deposit insurance assessments. Deposit insurance assessment rates are subject to change by the FDIC and may be affected by the overall economy and stability of the banking industry. The FDIC also has the authority to charge special assessments from time to time, including in response to systemic events. For example, in November 2023, the FDIC released a final rule to impose a special assessment to recover losses to the DIF resulting from the systemic risk determination made in March 2023. In December 2025, the FDIC adopted an interim final rule reducing the special assessment rate for the upcoming collection quarter in March 2026. The rule also allows for potential offsets to quarterly deposit assessments if the special assessment amount uncollected ultimately exceeds losses to the DIF. For additional information about the impact of the special assessment, see the FDIC Special Assessment portion of the Executive Summary section in Item 7 of this Report. Resolution and Recovery Planning. PNC is required by section 165(d) of the Dodd-Frank Act and its implementing regulations to periodically submit to the Federal Reserve and the FDIC a resolution plan (including a public summary) that includes, among other things, an analysis of how the company could be resolved in a rapid and orderly fashion if the company were to fail or experience material financial distress. Following review of the plan, the Federal Reserve and the FDIC may jointly impose restrictions on a covered BHC, including additional capital requirements or limitations on growth, if the agencies jointly determine that the company’s plan is not credible or would not facilitate a rapid and orderly resolution under the U.S. Bankruptcy Code (or other applicable resolution framework). If the covered BHC were to fail to address deficiencies jointly identified by the Federal Reserve and FDIC in a timely manner, it may be subject to more stringent capital, leverage, or liquidity requirements, or restrictions on growth, activities, or operations. PNC generally must file a resolution plan with the Federal Reserve and FDIC at least once each three-year period, with submissions alternating between a full plan and a plan targeted on certain areas or subjects identified by the agencies. In 2024, the Federal Reserve and FDIC finalized guidance for holding company resolution plans submitted by domestic triennial full filers, such as PNC, under the Dodd-Frank Act. The guidance addresses the Federal Reserve’s and FDIC’s expectations regarding key areas of resolution based on a firm’s resolution strategy. Firms like PNC with a multiple point of entry resolution strategy are required to incorporate more severe plan assumptions and include new required plan content, operational capabilities, and legal entity rationalization, among other requirements. PNC submitted its full resolution plan timely by October 1, 2025. The next targeted plan is due July 1, 2028. The FDIC also requires large insured depository institutions, including PNC Bank, to periodically submit a resolution plan (including a public summary) to the FDIC that includes, among other things, an analysis of how the institution could be resolved under the FDI Act in a manner that protects depositors and limits losses or costs to creditors of the bank in accordance with the FDI Act. Under a final rule issued by the FDIC in June 2024, most banks with $100 billion or more in assets, including PNC Bank, are required to submit full resolution plans on a three-year cycle, with interim informational supplements due in off years. PNC Bank submitted its insured depository institution interim supplement prior to the submission deadline of July 1, 2025. PNC Bank will submit its next resolution plan to the FDIC by July 1, 2026. The PNC Financial Services Group, Inc. – 2025 Form 10-K 7

The OCC also has guidelines that establish standards for recovery planning. These guidelines require a covered bank to develop and maintain a recovery plan that is evaluated and updated annually that, among other things, identifies a range of options that could be undertaken by the covered bank to restore its financial strength and viability should identified triggering events occur. In October 2025, the OCC issued a notice of proposed rulemaking to rescind its recovery planning guidelines. Under the proposal, covered banks would no longer be obligated to engage in prescriptive recovery planning activities. CFPB Regulation and Supervision. We are subject to supervision and regulation by the CFPB with respect to a broad range of federal consumer financial laws and regulations, including the laws and regulations that relate to deposit products, credit card, mortgage, automobile, student and other consumer loans, and other consumer financial products and services that we offer. The CFPB has recently issued rulemakings that affect, among other things, fair lending requirements, data collection and reporting requirements for small business lenders such as PNC Bank, and personal financial data rights. Securities and Derivatives Regulation PNC, as a public company, is subject to the Exchange Act’s reporting requirements and related regulations and must file certain reports with the SEC on an ongoing basis. Our registered broker-dealers and investment adviser subsidiaries are subject to the Exchange Act, and the Investment Advisers Act of 1940, respectively, and related rules and regulations promulgated by the SEC. These rules, for example, require that broker-dealers and investment advisers act in a customer’s best interest when making investment recommendations to retail customers, which includes managing conflicts of interest, providing required disclosures and exercising a duty of care in making investment recommendations. FINRA is the primary self-regulatory organization for our registered broker- dealer subsidiaries. Our broker-dealer and investment adviser subsidiaries also are subject to additional regulation by states or local jurisdictions. The SEC and FINRA have active enforcement functions that oversee broker-dealers and investment advisers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations also can affect our ability to expeditiously issue new securities into the capital markets. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA takes into account a variety of considerations in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history and supervisory concerns. The CFTC regulates swap dealers, other than security-based swap dealers, which are regulated by the SEC. PNC Bank is registered as a swap dealer with the CFTC. Because of the limited volume of our security-based swap dealing activities, PNC Bank has not registered (and currently does not intend, and is not required, to register) with the SEC as a security-based swap dealer. PNC Bank’s derivatives and foreign exchange businesses are subject to the regulations and requirements imposed on CFTC-registered swap dealers, and the CFTC (and for certain delegated responsibilities, the National Futures Association) has a meaningful supervisory role with respect to PNC Bank’s derivatives and foreign exchange businesses. Among other things, the CFTC’s regulations include rules regarding business conduct standards, documentation, risk management, recordkeeping, reporting and segregation requirements. CFTC rules also require that most standardized swaps be centrally cleared through a regulated clearing house and be traded on a centralized exchange or swap execution facility. Because PNC Bank is a prudentially regulated swap dealer, PNC Bank is also subject to the OCC’s capital requirements and margin requirements on certain swaps that are not centrally cleared through a regulated clearing house. Regulations of Other Agencies In addition to regulations issued by the federal banking, securities and derivatives regulators, we also are subject to regulations issued by other federal agencies with respect to certain financial products and services we offer. For example, certain of our fiduciary, brokerage and investment management activities are subject to regulations issued by the Department of Labor under ERISA and related provisions of the Internal Revenue Code. Competition We are subject to intense competition from other regulated banking organizations, as well as various other types of financial institutions and non-bank entities that can offer a number of similar products and services without being subject to bank regulatory supervision and restrictions. Our businesses compete to attract and retain deposits and/or to originate loans with: • Other commercial banks, • Savings banks, • Credit unions, • Consumer finance companies, • Leasing companies, 8 The PNC Financial Services Group, Inc. – 2025 Form 10-K

• Investment management firms, • Other non-bank lenders, • Financial technology companies, • Treasury management service companies, • Insurance companies, and • Issuers of commercial paper and other securities, including mutual funds. In providing asset management services, our businesses compete with: • Investment management firms, • Large banks and other financial institutions, • Brokerage firms, • Financial technology companies, • Mutual fund complexes, and • Insurance companies. Our various non-bank businesses engaged in investment banking and alternative investment activities compete with: • Commercial banks, • Investment banking firms, • Collateralized loan obligation managers, • Hedge funds, • Mutual fund complexes, • Merchant banks, • Insurance companies, • Private equity firms, and • Other investment vehicles. Competition is based on a number of factors including pricing, product structure, the range of products and services offered and the quality of customer service. Loan pricing, structure and credit standards are extremely important as we seek to achieve appropriate risk-adjusted returns. Deposit-taking activities are also subject to pricing pressures and to customer migration as a result of intense competition for deposits and investments. Competitors may seek to compete with us through traditional channels such as physical locations or through digital channels such as the internet or mobile applications. We include here by reference the additional information regarding competition and factors affecting our competitive position included in Item 1A Risk Factors of this Report. Human Capital We place great importance on having the right people in the right roles, with the right skills, and doing their best work. By focusing on the growth and development of our talented team members, we believe we are best positioned to deliver results for our customers. We believe when our employees deliver for our customers, they deliver for our communities and shareholders as well. PNC devotes substantial resources to managing and developing human capital. Our Board of Directors provides oversight of our human capital management strategies, programs and policies developed by our Chief Human Resources Officer and senior management team and is assisted by our Board’s Nominating and Governance and Human Resources Committees. In addition, our Board’s Corporate Responsibility Committee monitors management’s progress regarding its commitments to inclusive talent practices for employees. Our Management Executive Committee assists and makes recommendations to our Chief Executive Officer and Board of Directors on human capital matters. Additionally, our Talent & Inclusion Council is co-chaired by our Chief Executive Officer and Culture & Engagement Executive and includes senior leaders from across the organization. The council is responsible for overseeing strategic corporate initiatives that create and sustain an inclusive corporate culture and a talented workforce that is best positioned to serve our diverse customer base. Employees totaled 55,333 at December 31, 2025. This total included 53,859 full-time and 1,474 part-time employees, of which 26,168 full-time and 1,427 part-time employees were employed in our Retail Banking business. Part of PNC’s ability to compete effectively depends on our ability to attract new employees and retain and develop our existing employees. In support of our employees, our human capital strategies include: • Advancing PNC’s talent-focused culture by developing strong leaders who exemplify our Leadership Standards, a set of standards designed to hold managers accountable for living our corporate values, enabling change, achieving results, fostering inclusion and developing the best talent and providing them with the tools and insights to effectively manage our people. • Focusing on the development and retention of high performing talent with the relevant experiences, skills and perspectives to best support the diverse group of individuals, families and businesses that we serve across the country. The PNC Financial Services Group, Inc. – 2025 Form 10-K 9

• Supporting all employees with opportunities for professional growth, career mobility and health and financial wellness. • Fostering an accessible and inclusive workplace where all employees and customers can feel welcome, valued and respected. • Supporting a strong ethical culture anchored in our corporate values and doing the right thing for our employees, customers, communities and shareholders. In managing our employees, we focus on these key factors: • Recruiting, developing and retaining talent. We believe recruiting, developing and retaining talent starts with our leaders, and we measure our managers against our Leadership Standards. Our talent priority is to invest in the development of our internal talent and to provide career advancement opportunities to our employees. We measure how many open requisitions we fill with internal candidates, participation in early career development programs and turnover. At our first-level and above career bands, we fill approximately 54% of our open requisitions with internal candidates, which has a direct impact on our ability to retain and develop our people. In addition, we hire approximately 400 interns and 375 full-time development program associates each year from our 11 early career development programs that support each of our lines of business and support areas. • Culture and engagement. We focus on the development and implementation of inclusive strategies that attract, develop and retain talent, while strengthening a workplace culture grounded in living daily our core values (which include customer focus, diversity and inclusion, integrity, performance, quality of life, respect and teamwork). We cultivate a high-performing workforce where everyone can contribute to the success of PNC and that meets the needs of our diverse customer base. We measure employee engagement by regularly conducting employee surveys because we believe that engaged employees have lower attrition rates and improve customer outcomes. In compliance with government requirements and, in some cases, based on employee self-disclosure, we gather information related to the composition of our workforce. Information about our workforce is reflected in our EEO-1 reports, which are posted on our website. • Total rewards. We are committed to providing competitive compensation and benefits programs as part of our overall strategy to retain and recruit talent. We design our compensation and benefits programs to focus on three key aspects of employee well-being: health, money and quality of life. These programs include competitive base salaries and, depending on eligibility, cash incentive and/or stock-based award opportunities, an Employee Stock Purchase Plan, a 401(k) Plan with employer match, a pension plan, healthcare, life insurance and disability benefits, health savings and dependent care flexible spending accounts, paid time off, paid maternity and parental leave, family care resources, flexible work schedules, a robust wellness program with incentives, family building benefits, employee assistance programs and educational assistance, among others. Additionally, we conduct pay equity analyses to determine if employees are being compensated fairly and consistently across roles. Financial Information We are subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC File Number is 001-09718. You can obtain copies of these and other filings, including exhibits, electronically at the SEC’s internet website at www.sec.gov or on our corporate internet website at www.pnc.com/secfilings. Shareholders and bond holders may also obtain copies of these filings without charge via the information request form at www.pnc.com/investorrelations for copies without exhibits, via email to investor.relations@pnc.com for copies of exhibits, including financial statements and schedule exhibits where applicable, or by contacting PNC Investor Relations at 800-843-2206. The interactive date file (XBRL) is only available electronically. Corporate Governance at PNC Information about our Board of Directors and its committees and corporate governance, including our PNC Code of Business Conduct and Ethics (as amended from time to time), is available on our website at www.pnc.com/corporategovernance. In addition, any future waivers from a provision of the PNC Code of Business Conduct and Ethics covering any of our directors or executive officers (including our principal executive officer, principal financial officer and principal accounting officer or controller) will be posted at this internet address. Shareholders who would like to request printed copies of the PNC Code of Business Conduct and Ethics or our Corporate Governance Guidelines or the charters of our Board’s Audit, Nominating and Governance, Human Resources, or Risk Committees (all of which are posted on our website at www.pnc.com/corporategovernance) may do so by sending their requests to our Corporate Secretary at The PNC Financial Services Group, Inc. at The Tower at PNC Plaza, 300 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2401. Copies will be provided without charge. Internet Information The PNC Financial Services Group, Inc.’s financial reports and information about its products and services are available on the internet at www.pnc.com. We provide information for investors on our corporate website under “About – Investor Relations.” We use our account with X, @pncnews, as an additional way of disseminating to the public information that may be relevant to investors. 10 The PNC Financial Services Group, Inc. – 2025 Form 10-K

We generally post the following under “About – Investor Relations” shortly before or promptly following its first use or release: financially-related press releases, including earnings releases and supplemental financial information, various SEC filings, including annual, quarterly and current reports and proxy statements, presentation materials associated with earnings and other investor conference calls or events, and access to live and recorded audio from earnings and other investor conference calls or events. In some cases, we may post the presentation materials for other investor conference calls or events prior to the call or event. For earnings and other conference calls or events, we generally include in our posted materials a cautionary statement regarding forward-looking and non-GAAP financial information, and we provide GAAP reconciliations when we include non-GAAP financial information. Such GAAP reconciliations may be in materials for the applicable presentation, in prior presentation materials or in our annual, quarterly or current reports. When warranted, we will also use our website to expedite public access to time-critical information regarding PNC instead of using a press release or a filing with the SEC for first disclosure of the information. In some circumstances, the information may be relevant to investors but directed at customers, in which case it may be accessed directly through the home page rather than “About – Investor Relations.” We are required to provide additional public disclosure regarding estimated income, losses and pro forma regulatory capital ratios under supervisory and PNC-developed hypothetical severely adverse economic scenarios, as well as information concerning our capital stress testing processes, pursuant to the stress testing regulations adopted by the Federal Reserve and the OCC. We are also required to make certain additional regulatory capital-related public disclosures about our capital structure, risk exposures, risk assessment processes, risk-weighted assets and overall capital adequacy, including market risk-related disclosures, under the regulatory capital rules adopted by the Federal banking agencies. Similarly, the Federal Reserve’s rules require quantitative and qualitative disclosures about our LCR and NSFR. Under these regulations, we may satisfy these requirements through postings on our website, and, subject to limited exceptions, we have done so and expect to continue to do so without also providing disclosure of this information through filings with the SEC. Other information posted on our corporate website that may not be available in our filings with the SEC includes information relating to our corporate governance and communications from our chairman to shareholders. Where we have included internet addresses in this Report, such as our internet address and the internet address of the SEC, we have included those internet addresses as inactive textual references only. Except as specifically incorporated by reference into this Report, information on those websites is not part hereof. ITEM 1A – RISK FACTORS We are subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services company, certain elements of risk are inherent in what we do and the business decisions we make. Thus, we encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. For more information about how we manage risks, see the Risk Management section in Item 7 of this Report. The following are the material risk factors that affect us of which we are currently aware. Any one or more of these risk factors could have a material adverse impact on our business, financial condition, results of operations or cash flows. In addition, these risks present other possible adverse consequences, including those described below. These risk factors and other risks we face are also discussed further in other sections of this Report. Thus, the risk factors below should not be considered a complete list of potential risks that we may face. Risks Related to the Economy and Other External Factors, Including Regulation Our business and financial performance are vulnerable to the impact of adverse economic conditions. Our business and overall financial performance are affected to a significant extent by economic conditions, primarily in the U.S. Declining or adverse economic conditions and adverse changes in investor, consumer and business sentiment generally result in reduced business activity, which may decrease the demand for our products and services or reduce the number of creditworthy borrowers. The ability of borrowers to repay loans is often weakened as a result of economic downturns, higher inflation and unemployment. In addition, adverse economic conditions may limit the availability of, or increase the costs of, capital and labor, erode customer purchasing power, confidence and spending and may also reduce our tolerance for extending credit. Increases in costs or expenses impacting our customers’ operations and financial performance, such as the interest rates payable on their debt obligations, could increase our credit risk or decrease the demand for our products and services. We operate in an uncertain economic environment due to sustained inflationary pressures, including higher prices and lower housing affordability, and fluctuating trade policies (including tariffs), combined with geopolitical tensions. These conditions have led and may continue to lead to turmoil and volatility in financial markets, often with at least some financial asset categories losing value. Financial market volatility could also result from uncertainty about the timing and extent of rate cuts by the Federal Reserve. Any of these effects would likely have an adverse impact on our operations and financial performance, with the significance of the impact generally The PNC Financial Services Group, Inc. – 2025 Form 10-K 11

depending on the nature and severity of the adverse economic conditions. Even when economic conditions are relatively good or stable, specific economic factors can negatively affect our business and performance. This can be especially true when the factors relate to particular segments of the economy and impact our customers whose operations or financial conditions directly or indirectly depend on good or stable conditions in those segments. For example, underutilization of commercial real estate space, combined with higher interest rates, has harmed some customers’ creditworthiness and ability to refinance maturing loans, and decreased the demand for financial services in that sector. Our foreign business activities and operations continue to be a relatively small part of our overall business. As a result, the direct impact on our business and financial performance from economic conditions outside the U.S. is not likely to be significant, although the impact would increase if we expanded our foreign business and operations more than nominally. We are, however, susceptible to the risk that foreign economic conditions, trade policies (including tariffs) and geopolitical tensions could negatively affect our business and financial performance. Primarily, this risk results from the possibility that poor economic conditions or financial market disruptions affecting other major economies would also affect the U.S. The impact of government legislation, regulation and policy and other political factors on the economy could have an adverse effect on our business and financial performance. Changes in law or governmental policy affecting the economy, business activity, or personal spending, investing or saving activities may cause consumers and businesses to alter their behavior in ways that impact demand for our products and services. Such changes may also alter the profitability of the transactions in which we engage or result in increased regulatory burden and associated costs. PNC may alter the types or terms of the products and services we offer to reflect such changes. Uncertainty regarding future law or policy may have similar impacts. Congress and the current presidential administration have introduced and may continue to introduce changes in the laws or policies applicable to us and the agencies that regulate us, including their interpretations of rules and guidelines. These changes may subject financial institutions like us to changes in regulation, supervision and enforcement that are difficult to predict and uncertain for a period of time and may create the possibility of significant impacts on business activity in the U.S. and globally. In addition, the application of some laws may require significant judgment and be subject to differing interpretations. Further, some of the regulations finalized in the prior administration that are applicable to financial institutions were modified, rescinded or withdrawn or are subject to reevaluation, creating further uncertainty. The impact that these changes may have on our operations or financial condition are discussed in more detail in the Risk Factor headed “As a regulated financial services firm, we are subject to numerous governmental regulations and comprehensive oversight by a variety of regulatory agencies and enforcement authorities. These regulations and their implementation can have a significant impact on our businesses and operations and our ability to grow and expand.” Concern regarding high and rising federal debt levels and federal budgetary matters (including the debt ceiling), or prolonged stalemates leading to total or partial government shutdowns, also can create the risk of economic instability or market volatility, with potential adverse consequences to our business and financial performance. The policies of the Federal Reserve and other governmental agencies have a significant impact on interest rates and overall financial market performance, which are important to our business and financial performance. The monetary policies of the Federal Reserve, including changes in the federal funds rate, open market operations and balance sheet management, have a significant impact on interest rates, the value of financial instruments and other assets and liabilities, and overall financial market performance and volatility. These policies, including any resulting changes in economic conditions or in investor sentiment, can thus affect the activities and results of operations of financial services companies such as PNC. An important function of the Federal Reserve is to monitor the national supply of bank credit and set certain interest rates. The actions of the Federal Reserve influence the rates of interest that we charge on loans and pay on borrowings and interest-bearing deposits. Rates of interest can also affect the value of our on-balance sheet and off-balance sheet financial instruments. We cannot control and may not accurately predict the nature or timing of future changes in monetary policies or the precise effects that they may have on our activities and financial outlook or results. In addition, actions by governmental authorities in other countries, including with respect to monetary policy, could impact financial markets and global interest rates, which could affect rates in the U.S. as well as rates on instruments denominated in currencies other than the U.S. dollar, any of which could have potential effects on us as described above. Some of the potential impacts on our business and results of governmental monetary policy are described in Risk Factors under the heading “Risks Related to the Business of Banking.” As a regulated financial services firm, we are subject to numerous governmental regulations and comprehensive oversight by a variety of regulatory agencies and enforcement authorities. These regulations and their implementation can have a significant impact on our businesses and operations and our ability to grow and expand. The PNC Financial Services Group, Inc. is a BHC and an FHC, with the Federal Reserve as its primary regulator. PNC Bank is a federally chartered bank, with the OCC as its primary regulator. In addition, our businesses are subject to regulation by multiple other banking, consumer protection, securities and derivatives regulatory bodies. We are also subject to the jurisdiction of criminal and civil 12 The PNC Financial Services Group, Inc. – 2025 Form 10-K

enforcement authorities. As a result, we are subject to numerous laws and regulations intended to promote the safety and soundness of financial institutions, the stability of the U.S. banking and financial system (including protection of the DIF)), the transparency and liquidity of financial markets, and consumer protection that are not primarily intended to protect PNC security holders. We are also subject to foreign regulation to a limited extent as a result of our business activities outside the U.S. Applicable laws and regulations restrict our permissible activities and require compliance with provisions designed to protect loan, deposit, brokerage, fiduciary, and other customers, and for the protection of customer information, among other things. We also are subject to laws and regulations designed to combat money laundering and terrorist financing, and restrict transactions with persons, companies or foreign governments designated by U.S. authorities. Over time, the scope of the laws and regulations affecting our businesses, as well as the number of requirements or limitations imposed by legislative or regulatory actions, has increased, and we expect to continue to face substantial regulatory oversight and new or revised regulatory requirements or initiatives. As we expand our product and service offerings into additional markets, domestic or foreign, either through organic growth or acquisition, we have faced and will continue to face increases in state or foreign regulation affecting our operations. Different approaches to regulation by different jurisdictions, including potentially conflicting federal and state regulations or state level regulations where we operate, could materially increase our compliance costs or risks of non-compliance. Legislative or regulatory actions can result in increased compliance costs, reduced business opportunities, or requirements and limitations on how we conduct our business. In particular, the financial services industry continues to face heightened scrutiny, including with respect to BSA/AML, know-your-customer and export and sanctions compliance requirements, consumer compliance and protection matters, and capital, liquidity and resolution planning. Although the presidential administration has indicated an intent to pursue the regulation of the financial services industry differently than was the case under the previous administration, there is uncertainty regarding the direction this administration will continue to take and its ability to implement its policies and objectives, as well as the ultimate impact on potential new regulatory initiatives and the enforcement of existing laws and regulations. It is possible the expected changes in regulation do not occur or are reversed by a subsequent administration, or the regulatory measures that are ultimately enacted deliver significant competitive advantages to financial services that are structured differently or serve different markets than PNC. Federal banking regulators possess substantial supervisory and enforcement powers and have assumed an active oversight, examination and enforcement role across the financial services industry. The results of supervisory or examination activities by our regulators, including actual or perceived compliance failures, could result in limitations on our ability to enter into certain transactions, engage in new activities, expand geographically, make acquisitions or obtain necessary regulatory approvals in connection therewith, or otherwise require us to modify our businesses practices in a manner that materially impacts our financial condition or results of operations. These activities also could result in significant fines, penalties or required corrective actions, some of which could be expensive, difficult to implement or materially impact our business or financial condition. In addition, another financial institution’s violation of law or regulation may give rise to an investigation of the same or similar activities of PNC. Further, the Federal Reserve requires a BHC to act as a source of financial and managerial strength for its subsidiary banks. The Federal Reserve could require PNC to commit resources to PNC Bank when doing so is not otherwise in the interests of PNC or its shareholders or creditors. We also rely on third parties who may expose us to compliance risk. A failure to comply with regulatory requirements or deficiencies in risk management practices could be incorporated in our confidential supervisory ratings, which could limit PNC’s ability to expand or require additional approvals before engaging in certain business activities. See the immediately following Risk Factor for a discussion of risks associated with capital and liquidity regulation and the Supervision and Regulation section in Item 1 of this Report and Note 19 Regulatory Matters for more information concerning the regulation of PNC. We are subject to regulatory capital and liquidity standards that affect our business, operations and ability to pay dividends or otherwise return capital to shareholders. PNC and PNC Bank are subject to regulatory capital and liquidity requirements established by the Federal Reserve and the OCC, respectively. Requirements to maintain specified levels of capital and liquidity, and regulatory expectations as to the quality of our capital and liquidity, impact our business activities and may prevent us from taking advantage of opportunities in the best interest of shareholders or force us to take actions contrary to their interests. For example, PNC’s ability to pay or increase dividends or otherwise return capital to shareholders is subject to PNC’s compliance with its SCB, which is determined through the Federal Reserve’s CCAR process. The Federal Reserve can also impose additional limitations on capital distributions, such as limitations on distributions during times of economic stress. In addition, dividends or other capital distributions from PNC Bank and, to a lesser extent, non-bank subsidiaries are PNC’s principal source of funds to, among other things, pay dividends on and make repurchases of its capital stock. Many of our subsidiaries are subject to laws that restrict dividend payments or authorize regulatory bodies to prohibit or limit dividends to PNC. Limitations on PNC’s ability to receive dividends from its subsidiaries, including PNC Bank, could have a material adverse effect on its liquidity and ability to pay dividends on and make repurchases of its capital stock, especially to the extent that PNC must first service any outstanding debt obligations. Capital and liquidity requirements may also impact the amount and type of loans we make. We may be constrained in our ability to expand, either organically or through acquisitions. We may be forced to sell or refrain from acquiring assets where the capital requirements appear inconsistent with the assets’ underlying risks. In addition, liquidity standards require us to maintain holdings of highly liquid short-term investments, thereby reducing our ability to invest in longer-term or less liquid assets, even if more desirable from an earnings, balance sheet or interest rate risk management perspective. The PNC Financial Services Group, Inc. – 2025 Form 10-K 13

Regulatory capital and liquidity requirements are subject to review and revision by the Basel Committee and the U.S. banking agencies. Although the federal banking agencies issued a proposed rule in July 2023 to implement the final components of the Basel III framework, the status of this rule, and potential revisions to the rule, remain uncertain. More information is discussed in the Supervision and Regulation section in Item 1 of this Report and the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report. Our ability to operate our business could be impaired if our liquidity is unexpectedly constrained. Our liquidity could be impaired as a result of unanticipated outflows of cash or collateral, unexpected loss of consumer deposits or higher than anticipated draws on lending-related commitments, an inability to sell assets (or to sell assets at favorable times or prices), a default by a counterparty, our inability to access other sources of liquidity, including from sources that have historically been available or through the capital markets due to unforeseen market dislocations or interruptions, or a lack of market or customer confidence in PNC or financial institutions in general. Many of the above conditions and factors may be caused by events for which we have little or no control. In addition, if access to stable and lower-cost sources of funding is reduced, alternative sources of funding could be more expensive and limited in availability. The increased speed with which information is disseminated, through traditional or social media, could increase the speed or severity of liquidity pressures caused by, for example, negative news about PNC’s or other financial institutions’ actual or alleged financial prospects or safety and soundness. A negative impact on our liquidity would likely limit our ability to support our operations and fund outstanding liabilities as well as meet regulatory expectations, which would adversely affect our financial condition and results of operations. For information on our liquidity management, see the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report. A downgrade in our credit ratings could significantly impact our liquidity, funding costs and access to the capital markets. Our credit ratings are based on a number of factors, including the financial strength of PNC and PNC Bank, and factors outside of our control, such as conditions affecting the financial services industry generally. Reductions in one or more of our credit ratings could adversely affect our ability to borrow funds, increase our cost of capital and limit the number of investors or counterparties willing to do business with us. For example, downgrades could negatively impact our right to continue to service mortgages and hold related escrows and reserves. Downgrades could also adversely affect our ability to attract or retain customers, including deposits. In addition, a downgrade in our credit ratings could trigger obligations to make cash or collateral payments under derivative contracts with certain counterparties. There can be no assurance that we will maintain our current ratings and outlooks. For information on our credit ratings and outlooks, see the Liquidity and Capital Management portion of the Risk Management section in Item 7 of this Report. Privacy and personal data rights initiatives have imposed and will continue to impose additional operational burdens on PNC, and they may limit our ability to pursue desirable business initiatives and increase the risks associated with any future gathering, maintenance, use, transmission and other processing of personal information. Legislative and regulatory efforts to protect the privacy and enhance the portability of personal data have evolved over time. Individuals whose personal information may be protected by law may include our customers, prospective customers, job applicants, employees and third parties. These initiatives, among other things, limit how companies can gather, maintain, use, transmit and otherwise process personal data and impose obligations on companies in their management of such data, including requiring companies like PNC to make available to consumers and authorized third parties certain data relating to transactions and accounts and establishing obligations for accessing such data. Financial services companies such as PNC necessarily gather, maintain, use, transmit and otherwise process a significant amount of personal data. These types of initiatives increase compliance complexity and related costs, may result in significant financial penalties for compliance failures, and may limit our ability to develop new products or respond to technological changes. This is particularly true as we expand our business and operations into new markets. Also, we are, or may become, subject to evolving and developing data privacy and security laws and regulations in other jurisdictions, including foreign jurisdictions even where our presence in such jurisdictions is minimal. Such legal and regulatory requirements also could heighten the reputational impact of actual or perceived misuses of personal data by us, our vendors or others who gain unauthorized access to our personal data. Other jurisdictions may adopt similar requirements that impose different and potentially inconsistent compliance burdens. The impacts will be greater to the extent requirements vary across jurisdictions. Climate-related risks could adversely affect our business and performance, including indirectly through impacts on our customers. There continues to be concern, including on the part of certain stakeholders and in certain jurisdictions where we do business or have operations, regarding climate-related risks and impacts (including physical risk and transition risk). These concerns have led and may continue to lead to efforts to mitigate those impacts. We and our customers may face cost increases, asset value reductions, the reduced availability of insurance or sufficient insurance to cover losses, operations disruptions and changes and other impacts because of climate change (including because of the increased frequency or severity of acute weather events and long-term shifts in the climate) and related governmental actions or societal responses to climate change. The impact on our customers will likely vary depending on their specific attributes, including their reliance on or role in carbon intensive activities and their transition plans, as well as their exposure to the effects of climate change. Consumers and businesses may also change their behaviors because of these concerns which creates transition risk for PNC arising from adjusting to these concerns. PNC and its customers will need to respond to any new laws and regulations as well as any changes in consumer and business preferences related to climate change. Among the impacts to PNC could be a drop in demand for our products and services, particularly in certain sectors if our products or services do 14 The PNC Financial Services Group, Inc. – 2025 Form 10-K

not support the environmental goals of our customers, or increased losses due to the impact of climate change on the collateral that secures customer borrowings. Our risk management needs to continue to evolve, or it may not be effective in identifying, measuring, monitoring and controlling climate risk exposure, particularly given that the timing, nature and severity of the impacts of climate change may not be predictable. Additionally, the federal government has altered and may continue to alter climate policies or requirements in a way that conflicts with certain state-level policies or investor expectations. Such changes may present risk to PNC due to inconsistent expectations, requirements or costs. Environmental regulations or changes in the supply, demand or available sources of energy or other resources may affect the availability or cost of goods and services necessary to run our business and our customers’ businesses. We have been and may continue to be subject to conflicting pressure from stakeholders and activists regarding how or when we take climate-related risks and impacts into account in our business practices or risk management. Further, there is ongoing scrutiny of climate-related policies, goals, including our use of and ability to achieve them, and disclosures, as well as conflicting pressure regarding the way in which climate may or should be considered by the financial sector, which could result in additional costs, reputational harm as a result of public sentiment, litigation and regulatory scrutiny (including from U.S. federal and state governments, policymakers and regulators), litigation and reduced investor and stakeholder confidence. The Risk Factor headed “We are at risk of an adverse impact on our business due to damage to our reputation” further discusses risks associated with our management of these matters. Risks Related to the Use of Technology The use of technology is critical to our ability to maintain or enhance the competitiveness of our businesses. As a large financial services company, we handle a substantial volume of customer and other financial transactions. As a result, we rely heavily on information systems to conduct our business and to process, record, monitor and report on our transactions and those of our customers. Over time, we have seen more customer usage of technological solutions for financial needs as well as higher expectations of customers and regulatory requirements regarding effective and safe systems. As a result of these factors, the financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. Examples include expanded use of cloud computing, artificial intelligence (AI) and machine learning, biometric authentication, voice and natural language, data privacy and security enhancements and increased online and mobile device interaction with customers, including innovative ways that customers can manage their accounts. In response to actual and anticipated customer behavior and expectations, as well as competitive pressures, we continue to invest in technology. We seek to automate functions previously performed manually, facilitate the ability of customers to engage in financial transactions and otherwise enhance the customer experience with respect to our products and services. This effort has involved and is likely to continue to involve the expenditure of considerable amounts of funds and other resources, which could be constrained to the extent that sustained adverse economic conditions and other factors described elsewhere in these Risk Factors negatively impact our business or financial performance. A failure to maintain or enhance our competitive position with respect to technology, whether because we fail to anticipate customer expectations, because our technological developments fail to perform as desired or are not rolled out in a timely manner, or because we fail to keep pace with our competitors, would likely cause us to lose market share or incur additional expense. Our ability to maintain or enhance our technological position is in part dependent on our ability to attract and retain talented employees. Our use of technology is dependent on having the right to use its underlying intellectual property. In some cases, we develop internally the intellectual property embedded in the technology we use. In others, we or our vendors license the use of intellectual property from others. Where we rely on access to third-party intellectual property, whether now or in the future, it may not be available to us on commercially reasonable terms or at all. If we fail to comply with any applicable obligations under our license agreements, or another person or entity were deemed to own intellectual property rights infringed, misappropriated or otherwise violated by our activities, we could be responsible for significant damages covering past activities and substantial fees to continue to engage in these types of activities. Our third-party licensors may also have the right to terminate the license, which may cause us to lose valuable rights, and could disrupt our operations. It also is possible that we could be prevented from using technology important to our business for at least some period of time. In such circumstances, there may be no alternative technology for us to use or it might be expensive to obtain. We could also suffer significant reputational damage in these circumstances. Protections offered by those from whom we license technology against these risks may be inadequate to cover any losses in full, and the measures we take to obtain, enforce and defend our intellectual property rights may not be successful in every jurisdiction or prevent infringement, misappropriation or other violation of our intellectual property rights. Over time, there have been and continue to be instances where technology used by PNC has been alleged to have infringed, misappropriated or otherwise violated intellectual property rights held by others, and, in some cases, we have suffered related losses. In certain situations, we may be compelled to engage in intellectual property-related litigation to enforce or defend our intellectual property rights, which may incur significant expenses and may be perceived negatively by customers or industry peers. The PNC Financial Services Group, Inc. – 2025 Form 10-K 15

We could suffer a material adverse impact from failures and interruptions in the effective operation of our technology. The need to ensure proper functioning and resiliency of our information and communications systems and other technology has become more important and challenging, and the costs involved in that effort continue to be high. Our ability to create, obtain, maintain and report on information in an accurate, timely and secure manner is a foundational component of our business. Effective management of our expanded digital products and services, geographic footprint and dispersed workforce heightens our need for secure, reliable and adequate information and communication systems and other technology. The risks of failures and interruptions result from a variety of factors. We are vulnerable to the impact of failures and interruptions of our technology to operate as needed or intended. Failures and interruptions leading to materially adverse impacts could include those resulting from human error, unexpected transaction volumes, or overall security, design or performance issues. In addition, our ability to use our technology effectively could be impacted due to design flaws, software bugs, errors, hardware failures, outages, bad weather, disasters, bad actors, terrorism, civil unrest, military conflict and the like. Such events could affect our technology directly or limit our use due to effects on key underlying infrastructure. Although we regularly update and replace technology that we depend on as our needs evolve and technology improves, we continue to utilize some older technology that may not be as reliable as newer ones. In addition, the implementation of and transition to new or updated technology creates risks related to associated timing and costs, disruptions in functionality for us or for customers, including the ability to perform functions critical to our business and operations, and longer-term failures to achieve desired improvements. Our ability to maintain, timely update and replace technology can become more challenging as the speed, frequency, volume, interconnectivity and complexity of information on technology increases. In some cases, the risk results from the potential for bad acts on the part of others, discussed in more detail in the Risk Factor headed “We are vulnerable to the risk of cyber attacks and breaches affecting the functioning of technology or the confidentiality of information that could adversely affect our customers and our business.” We rely on technology maintained by other companies. We use other companies both to provide products and services directly to us and to assist us in providing products and services to our customers. Others provide the infrastructure that supports, for example, communications, payment, clearing and settlement systems, or information processing and storage. These companies range from those providing highly sophisticated information processing to those that provide fundamental services, such as electric power and telecommunications. In some cases, these other companies themselves utilize third parties to support their delivery of products and services to us and our customers. Technology maintained by or for these other companies is generally subject to many of the same risks we face with respect to our technology and thus their issues could have a negative impact on PNC. We have less ability to provide oversight over other companies’ technology. Any delays in receiving timely information from impacted companies upon whom we rely can affect our ability to detect, mitigate and remediate any failures or interruptions, including our ability to fully meet applicable disclosure requirements for a given incident. We may also be held responsible for failures and interruptions, including our ability to fully meet applicable disclosure requirements for a given incident. We may also be held responsible for failures and interruptions attributed to such other companies upon whom we rely as they relate to the information we share with them. We also face a risk that such other companies may be unable or unwilling to continue to provide products or services to meet our current or future needs, including in an efficient, cost-effective or favorable manner. Any transition to alternative products or services may be difficult to implement, may cause us to incur significant time and expense and may disrupt or degrade our ability to deliver our products and services. The occurrence of any failure or interruption of any of our information or communications systems or other system, or those of other companies on which we rely, including those where there is not a reasonably available alternative, could result in a wide variety of adverse consequences to us. This risk is greater if the issue is widespread, extends for a significant period of time, or results in financial losses to our customers. The consequences include our ability to use our accounting, deposit, loan, payment and other systems, errors in transactions or impaired system functionality with customers, vendors or other parties, damage to our reputation or a loss of customer business (which could occur even if the negative impact on customers was de minimis) and litigation or additional regulatory scrutiny relating to such events (which in turn could lead to liability or other sanctions, including fines and penalties or reimbursement of adversely affected customers). In order to address ongoing and future risks, we may need to expend significant resources to support protective security measures and investigate, mitigate and remediate any vulnerabilities of our technology. Even if we do not suffer any material adverse consequences as a result of events affecting us directly, failures or interruptions at financial institutions, whether at PNC or others, could lead to a general loss of customer confidence in financial institutions, including us, and broadly increase legislative, regulatory and customer concerns regarding the functioning, safety and security of such technology. In that case, we would expect to incur even higher levels of costs with respect to prevention, mitigation and remediation of these risks. We are vulnerable to the risk of cyber attacks and breaches affecting the functioning of technology or the confidentiality of information that could adversely affect our customers and our business. Most corporate and commercial financial transactions are now handled electronically, and our customers increasingly use online access as well as mobile and cloud technologies to access our products and services. The ability to conduct business with us in this manner depends on the gathering, maintenance, use, transmission and other processing of vast amounts of digital information in electronic form. As a result, in the ordinary course of business, we gather, maintain, use, transmit and otherwise process vast amounts of digital information about us, our customers and our employees. This information tends to be confidential or proprietary and much of it is highly sensitive and personal. Such confidential, proprietary, sensitive and personal information includes information sufficient 16 The PNC Financial Services Group, Inc. – 2025 Form 10-K

to support identity theft and includes personal health information, as well as information regarding business plans and financial performance that has not been made public. As a result, efforts by bad actors to engage in various types of cyber attacks and breaches, including by way of computer viruses, hacking, ransomware and other malware, denial of service attacks, credential staffing, phishing, social engineering, account takeovers, insider threats and supply chain attacks pose serious risks to our business and reputation. We are faced with ongoing, nearly continual, efforts by others to breach data security at financial institutions or with respect to financial transactions. The effectiveness of these efforts may be enhanced using AI. These efforts may be to obtain access to confidential information, often with the intent of stealing from or defrauding us or our customers, or to disrupt our ability to conduct our business, including by destroying or impairing access to information gathered, maintained, used, transmitted or otherwise processed by us. Some of these involve efforts to enter our technology directly by going through or around our security protections. Others involve the use of social engineering schemes to gain access to confidential information from our employees, customers or vendors. The modernization of the payment systems, including near real-time movement solutions, increases the complexity of preventing and detecting these attacks and recovering fraudulent transactions. Our risk and exposure to cyber attacks and breaches is heightened because of our expanded digital products and services, geographic footprint and dispersed workforce, which results in more access points to our network. The same risks are presented by attacks potentially affecting information held by third parties on our behalf or accessed by third parties, including those offering financial applications, on behalf of our customers. These risks also arise when third parties with whom we do business, or their vendors or other entities with whom they do business, are themselves subject to cyber attacks and breaches, which has impacted our business and may do so in the future. Our ability to protect confidential information is even more limited with respect to such information gathered, maintained, used, transmitted or otherwise processed by these parties. For example, we are likely to be limited in our ability to identify and quickly resolve cyber attacks and breaches that may impact our business the further removed an entity is from our business, such as when a cyber attack or other data security breach occurs at vendors of our vendors. We may suffer reputational damage or legal liability for unauthorized access to customer information gathered, maintained, used, transmitted or otherwise processed by other parties, even if we were not responsible for preventing such access and had no reasonable way of preventing it. Our customers often use their own devices, such as computers, smartphones and tablets, to do business with us and may provide their customer information (including passwords and other confidential information) to a third party in connection with obtaining services from that third party, including those offering financial applications. Although we take steps to provide safety and security for our customers’ transactions with us and their customer information, to the extent they utilize their own devices or provide third parties access to their accounts, our ability to assure such safety and security is necessarily limited. These risks are heightened as we and others continue to expand mobile applications, cloud solutions and other internet-based financial product offerings. For example, a number of our customers use financial applications to help manage their finances and investments, including through the aggregation of banking or other financial information that may require our customer to provide their secure banking credentials or account- identifying information to the financial application to aggregate this financial data. In some instances, third-party data aggregators are used by the financial application to access customers’ accounts and obtain the customers’ data and may be obtaining secure banking credentials or account-identifying information from our customers which has the potential to facilitate fraud if it is not properly protected. This has resulted in incidences of fraud, including automated clearing house fraud, credit card fraud and wire fraud, enabled through the use of synthetic identities and through account takeovers via these platforms. In addition, transactions by customers on financial applications that facilitate payments and fund transfers have also been fraudulently induced. These transactions occur when a customer authorizes payment to a recipient that fraudulently induced the customer into transferring a payment to such recipient. PNC has and may continue to face increased financial exposure due to activity associated with the increased use of these applications and data aggregators. Even where PNC does not have financial exposure for losses, PNC and the third parties with whom we do business could suffer increased reputational harm or regulatory scrutiny when such losses occur. As our customers regularly use PNC-issued credit and debit cards to pay for transactions with retailers and other businesses, there is also the risk of cyber attacks and other data security breaches at those other businesses covering PNC account information. When our customers use PNC-issued cards to make purchases from those businesses, card account information often is provided to such businesses. If a business’s systems that gather, maintain, use, transmit and otherwise process card account information are subject to a cyber attack or other data security breach, holders of our cards who have made purchases from that business may experience fraud on their card accounts. We can be responsible for reimbursing our customers for such fraudulent transactions on customers’ card accounts, as well as for other costs related to cyber attacks and breaches, such as replacing cards associated with compromised card accounts. In addition, we provide card transaction processing services to some merchant customers under agreements we have with payment networks such as Visa and Mastercard. Under these agreements, we may be responsible for certain losses and penalties if one of our merchant customers suffers a cyber attack or other data security breach. Moreover, to the extent more confidential information becomes available to bad actors through the cumulative effect of cyber attacks breaches at companies generally, bad actors may find it easier to use such information to gain access to our customer accounts. Other cyber attacks and data security breaches are not focused on gaining access to credit card or user credential information, but instead seek access to a range of other types of confidential information, such as internal emails and other forms of customer financial information, and this information may be used to support a ransomware attack. Ransomware attacks have sought to deny access to data and possibly shut down systems and devices maintained by target companies. In a ransomware attack, system data is encrypted, stolen or extorted, or access is otherwise denied, accompanied by a demand for ransom to restore access to the data or to prevent The PNC Financial Services Group, Inc. – 2025 Form 10-K 17

public disclosure of confidential information. Cyber attacks and data security breaches have also been conducted through business email compromise scams that involve using social engineering to cause employees to wire funds to the perpetrators in the mistaken belief that the requests were made by a company executive or established vendor. These types of phishing attacks have increased over time, and they have evolved to include other types of attacks like vishing (through voice messages) and smishing (through SMS text). Other cyber attacks and data security breaches have included distributed denial of service attacks, in which individuals or organizations flood commercial websites with extraordinarily high volumes of traffic with the goal of disrupting the ability of commercial enterprises to process transactions and possibly making their websites unavailable to customers for extended periods of time. Similarly, cyber attacks and breaches have been conducted through application program interfaces where bad actors seek to exploit the interfaces between mobile or web applications. We (as well as other financial services companies) have been subject to such cyber attacks and breaches. Recent cyber attacks and breaches have also included the insertion of malware into software updates and the infection of software while it is under assembly, known as a “supply chain attack.” Cyber attacks and breaches affecting our customers may put these relationships at risk, particularly if customers’ ability to continue operations is impaired due to the losses suffered. The techniques used in cyber attacks and breaches change rapidly and are increasingly sophisticated, including through the use of generative AI and deepfakes, and we expect in the future through the use of quantum computing, and we may not be able to anticipate cyber attacks or other data security breaches. Additionally, cyber attacks and breaches in some cases appear to be supported by foreign governments or other well-financed entities and often originate from less regulated and remote areas of the world. We have seen a higher volume and complexity of attacks during times of increased geopolitical tensions. In addition to threats from external sources, insider threats represent a significant risk to us. Insiders, including those having legitimate access to our information, communications systems and other technology and the information contained therein, have the easiest opportunity to make inappropriate use of their access. Addressing that risk requires understanding not only how to protect us from unauthorized use and disclosure of data, but also how to engage behavioral analytics and other tools to identify potential internal threats before any damage is done. As more work is conducted outside of PNC’s facilities, the risk of improper access to PNC’s network or confidential information has increased, including for reasons such as a failure by an employee or contractor to secure a device with PNC access. Cyber attacks and breaches often are not recognized until launched against a target and may go undetected for a period of time (or remain undetected), with the adverse consequences likely greater the longer it takes to discover the problem. As a result, we may be unable to implement adequate preventative measures to address these methods in advance of such cyber attacks and breaches. We have been and expect to continue to be the target of some of these types of cyber attacks and breaches. To date, none of these types of cyber attacks or other data security breaches has had a material impact on us. Nonetheless, we cannot entirely block efforts by bad actors to harm us, and there can be no assurance that future cyber attacks or other data security breaches will not be material. Attacks on others, some of which have led to serious adverse consequences, demonstrate the risks posed by new and evolving types of cyber attacks and breaches. We need effective programs to limit the risk of failures, interruptions and security breaches occurring in our technology and to mitigate and remediate the impact when they do. We have policies, procedures, systems and programs (including cybersecurity and business continuity programs) designed to prevent, mitigate and remediate the effect of failures, interruptions and security breaches in our technology. We continue to devote appropriate resources toward improving the reliability of our policies, procedures, systems and programs and their security against external and internal threats and expect to continue to do so in the future. We design our business continuity and other information and technology risk management programs to allow us to provide services in the case of an event resulting in material disruptions of business activities affecting our employees, facilities, technology or suppliers. We cannot guarantee the effectiveness of our policies, procedures, systems and programs to protect us in any future situation, nor can we guarantee the effectiveness of our oversight of risk arising from third parties upon whom we rely. Although we have policies, procedures, systems and programs designed to mitigate third-party risk, our ability to implement policies, procedures, systems and programs designed to prevent or limit the effect of possible failures, interruptions or security breaches impacting third-party technology, including the financial services industry infrastructure generally, is necessarily limited. Should such an adverse event occur, we may not have financial protection from the other third-party sufficient to compensate us or otherwise protect us from the consequences. While we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or any losses at all, and there can be no guarantee that our insurer will not deny coverage to any particular claim in the future or that such insurance will continue to be available on commercially reasonable terms or at all. As a result, we could suffer material financial and reputational losses in the future from any failures, interruptions or security breaches or the perceptions thereof, whether or not this perception is correct. We may be unable to implement adequate preventive or mitigating measures to address failures, interruptions and security breaches in advance. Even with our proactive and defensive measures in place, such adverse events are likely to occur, and there remains the risk that one or more such events would be material to PNC. Our ability to mitigate and remediate the adverse consequences of such events is in part dependent on the quality of our business continuity planning, our ability to identify and understand threats to us from a holistic perspective, our ability to anticipate the timing and nature of any such event that occurs, with novel or unusual events posing a greater risk, and our ability to identify and quickly resolve vulnerabilities in our technology and those of third parties upon which we rely. Cyber attacks and breaches often are not recognized until launched against a target and may go undetected for a period of time, 18 The PNC Financial Services Group, Inc. – 2025 Form 10-K

with the adverse consequences likely greater the longer it takes to discover the problem. In many cases, it also depends on the preparedness and responses of national or regional governments, including emergency responders, or on the part of other organizations and businesses with which we deal. Additionally, our failure to communicate failures, interruptions and security breaches appropriately to relevant parties could result in regulatory, legal, operational and reputational risk. See Item 1C Cybersecurity of this Report for more information on our cybersecurity risk management program. Risks Related to the Business of Banking Our business and financial results are subject to risks associated with the creditworthiness of our customers and counterparties. Credit risk is inherent in the financial services business. It results from, among other things, extending credit to customers, purchasing securities, and entering into financial derivative transactions and certain guarantee contracts. Credit risk is one of our most significant risks, particularly given the high percentage of our assets represented directly or indirectly by loans and securities and the importance of lending activity to our overall business. We manage credit risk by assessing and monitoring the creditworthiness of our customers and counterparties, by diversifying our loan portfolio, by obtaining and monitoring collateral for certain exposures and by investing primarily in high quality securities. A borrower’s ability to repay a loan can be adversely affected by many factors. Individual borrowers can be affected, for example, by declines in income, job losses, health issues or family issues. Commercial borrowers can be affected, for example, by poor business performance, changes in customer behavior or catastrophic losses. Weakness in the economy or in financial markets typically adversely impacts the ability of our borrowers to repay outstanding loans. We are exposed to increased credit risk if we fail to evaluate properly at origination the likely ability of a borrower to repay a loan. Properly estimating the current and potential value of any collateral pledged to support the loan also is critical to effectively managing credit risk. A failure to identify declining creditworthiness of a borrower or declining collateral value at a time when remedial actions could reduce our exposure increases credit risk. Any decrease in our borrowers’ ability to repay loans likely would result in higher levels of nonperforming loans, net charge-offs, provision for credit losses and valuation adjustments on loans held for sale. Managing credit risk effectively also relies on forecasts of future overall economic conditions, which are inherently imperfect. We also have credit risk arising from many other types of business relationships. Routine transactions give us credit exposure to brokers and dealers, commercial banks, investment banks, mutual and hedge funds, other institutional clients, as well as vendors and other non-financial entities. Our credit risk may be exacerbated when the value of collateral held by us to secure obligations to us cannot be realized, including because of legal or regulatory changes, or is liquidated at prices that are not sufficient to recover the full amount of the loan or derivatives exposure due to us. In addition, credit risk may be exacerbated when counterparties are unable to post collateral, whether for operational or other reasons. We reserve for credit losses on our loan and lease portfolio through our ACL estimated under CECL. Under CECL, the ACL reflects expected lifetime losses, which has led and could continue to lead to volatility in the allowance and the provision for credit losses as economic forecasts, actual credit performance and other factors used in the loss estimating process change. We also have reserves for unfunded loan commitments and letters of credit. Changes to expected losses are reflected in net income through provision for credit losses. A worsening of economic conditions or our economic outlook or an increase in credit risk, particularly following a period of good economic conditions, would likely lead to an increase in provision for credit losses with a resulting reduction in our net income and an increase to our allowance. Conversely, an improvement of economic conditions or our economic outlook, particularly following a period of poor economic conditions, could result in a recapture of provision for credit losses for a period of time with a resulting increase in our net income and decrease in our allowance. Either set of conditions is not likely to be sustained and may obscure actual current operations and financial performance. The section headed “Risks Related to Estimates and Assumptions” further discusses risks associated with estimating expected losses under CECL. The concentration and mix of our assets could increase the potential for significant credit losses. In the ordinary course of business, we often have heightened credit exposure to a particular industry, geography, asset class or financial market. As an example, loans secured by real estate typically represent a significant percentage of our overall credit portfolio. It also represents a portion of the assets underlying our investment securities. While there are limitations on the extent of total exposure to an individual consumer or business borrower, events adversely affecting some of our clients or counterparties, based on individual factors or the nature or location of their business, or asset classes or financial markets in which we are involved, could materially and adversely affect us. Declining economic conditions also may impact commercial borrowers more than consumer borrowers, or vice versa. In addition, we execute transactions with counterparties in the financial services industry. Financial services institutions are interconnected because of trading, funding, clearing or other relationships. As a result, uncertainty about the stability of other financial services institutions could lead to market-wide losses and defaults. Thus, the concentration and mix of our assets may affect the severity of the impact of recessions or other economic downturns on us. Our business and financial performance are impacted significantly by market interest rates and movements in those rates. As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our business, our profitability and the value of our financial assets and liabilities. For example: The PNC Financial Services Group, Inc. – 2025 Form 10-K 19

• Changes in interest rates or interest rate spreads affect the difference between the interest that we earn on assets such as loans and investment securities and the interest that we pay on liabilities such as deposits and borrowings, which impacts our overall net interest income and margin as well as our profitability. • Such changes can affect the ability of borrowers to meet obligations under variable or adjustable rate loans and other debt instruments and can, in turn, increase our credit losses on those assets. • Such changes can decrease the demand for interest rate-based products and services, including loans and deposit accounts. • Such changes affect our hedging of various forms of market and interest rate risk and may decrease the effectiveness of those hedges in helping to manage such risks. • Movements in interest rates also affect loan prepayment speeds and could result in impairments of mortgage servicing assets or otherwise affect the profitability of such assets. • Increases in interest rates likely lower the price we would receive on fixed-rate customer obligations if we were to sell them. The rates on some interest-bearing instruments adjust promptly in accordance with changes in market rates, while others adjust only periodically or are fixed throughout a defined term. As a result, the impact of changes in interest rates can be either increased or diluted due to differences in the relative variability of the rates paid on our liabilities in relation to the rates received on our assets. The extent to which we have elected to hedge interest rate risk through interest rate swaps also affects the impact of rate changes. We attempt to manage the balance sheet to increase our benefit or reduce negative impacts from future movements in interest rates, but failures to anticipate actual movements may have the opposite result. In addition, we do not generally hedge all of our risk and our attempt to hedge risk does not mean we will be successful. While higher interest rates generally enhance our ability to grow our net interest income, there are risks associated with a rising interest rate environment. As a general matter, increasing rates tend to decrease the value of fixed-rate financial instruments held on our balance sheet, as discussed in the Risk Factor headed “Our business and financial performance are vulnerable to the impact of changes in the values of financial assets.” Also, customers have and may continue to be less willing or able to borrow at higher rates. Higher interest rates also have hindered and may continue to hinder the ability of borrowers to support interest payments on variable rate loans. Higher interest rates have and may continue to indirectly affect the value of asset classes such as real estate typically financed through secured loans, with a resulting negative effect on collateral securing such loans. The benefits of higher interest rates are best achieved if we can increase the rates on loans and other assets faster than the rates on deposits and other liabilities increase. We may not be able to achieve this result in a rising rate environment, especially if central banks introduce rate increases more quickly than anticipated. On the other hand, lower interest rates tend to have a negative impact on our net interest margin, and, unless offset by higher earning assets, on our net interest income. We discuss the impact of governmental monetary policy on interest rates in the Risk Factor headed “The policies of the Federal Reserve and other governmental agencies have a significant impact on interest rates and overall financial market performance, which are important to our business and financial performance.” Our business and financial performance are vulnerable to the impact of changes in the values of financial assets. As a financial institution, a substantial majority of our assets and liabilities are financial in nature. Examples include loans, securities, servicing rights, deposits and borrowings. Such assets and liabilities will fluctuate in value, often significantly, due to movements in the financial markets or market volatility as well as developments specific to the asset or liability in question. The underlying value of assets under lease or securing an obligation generally decreases due to increases in supply or decreases in demand for the asset or deterioration in the condition of the asset. This could negatively impact the ability to collect fully on the secured obligation. Credit- based assets and liabilities will fluctuate in value due to changes in the perceived creditworthiness of borrowers or other counterparties and due to changes in market interest rates. In many cases, we mark our assets and liabilities to market and recognize such changes either through net income or OCI. Thus, gains or losses on these assets and liabilities can have a direct impact on our results of operations and financial performance, unless we have effectively hedged our exposures. We may need to record losses in the value of financial assets even where our expectation of realizing the face value of the underlying instrument has not changed. Our remaining assets and liabilities are not marked to market. As a result, our balance sheet does not precisely represent the fair market value of our financial assets and liabilities. In addition, asset management revenue is earned primarily based on a percentage of the value of the assets being managed and thus is impacted by general changes in market valuations. Thus, although we are not directly impacted by changes in the value of such assets, decreases in the value of those assets would affect related noninterest income. Risks Related to Estimates and Assumptions Our asset and liability valuations and the determination of the amount of loss allowances and impairments taken on our assets are highly subjective. Our estimates could materially impact our results of operations or financial position. Our accounting policies are key to how we report our financial condition and results of operations. We must exercise judgment in selecting and applying many of these policies and methods to comply with GAAP and reflect management’s judgment regarding the most appropriate manner to report PNC’s financial condition and results of operations. Management’s selection of a particular accounting policy to apply, while reasonable and appropriate, could result in PNC reporting different results than would have been reported under a different alternative. In addition, the Financial Accounting Standards Board, SEC and other regulatory agencies may issue new or amend existing accounting and reporting standards or change existing interpretations of those standards that could 20 The PNC Financial Services Group, Inc. – 2025 Form 10-K

materially affect our financial statements. In some cases, PNC may be required to retrospectively apply a new or amended standard resulting in changes to previously reported financial results. Certain accounting policies require that we use estimates, assumptions and judgments in preparing our financial statements, including in determining credit loss reserves, reserves related to legal proceedings and the fair value of certain assets and liabilities, among other items. These policies require management to make difficult, subjective and complex judgments about matters that are inherently uncertain, and different amounts could be reported under different conditions or using different assumptions. For example, CECL requires us to make difficult, subjective and complex judgments about future economic and market conditions in determining the ACL. Some of our financial instruments, including certain derivatives, debt securities, loans, MSRs and private equity investments, among other items, require a determination of their fair value for our financial statements. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Changes in underlying factors or assumptions in any of the areas underlying our estimates could materially impact our future financial condition and results of operations. During periods of market disruption, it would be difficult to value certain assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were historically traded in active markets with significant observable data that rapidly become illiquid due to market volatility, a loss in market confidence or other factors. In addition, we have assets and liabilities carried at fair value that are estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. The valuation of any asset or liability substantially based on unobservable inputs is necessarily less reliable than those based on active trading markets. Further, rapidly changing and unprecedented market conditions could materially impact the valuation of assets as reported within our consolidated financial statements. Our ability to hedge exposure is in part dependent on our ability to value the related assets or liabilities. The determination of the amount of loss allowances and asset impairments varies by asset type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Although we have policies and procedures in place to determine loss allowances and asset impairments, due to the subjective nature of this area, the level of impairments taken, and allowances reflected in our financial statements may not accurately reflect the actual level of risk and the amount of future losses. There are risks resulting from the extensive use of models, some of which use AI, in our business. We use financial and statistical models throughout many areas of our business, relying on them to inform decision making, automate processes, and estimate many financial values. Although it currently impacts a minority of the overall number of models that we use, we increasingly use models related to how we do business with customers and for internal process automation that leverage AI/ machine learning algorithms. These models can be more predictive, but because of the complex way in which the many variables in AI/machine learning models interact, the results of these models are often less interpretable than traditional statistical models. Examples of model use include determining the pricing of various products, identifying potentially fraudulent or suspicious transactions, marketing to potential customers, grading loans and extending credit, measuring interest rate and other market risks, predicting or estimating losses, and assessing capital adequacy. We depend significantly on models for credit loss accounting under CECL, capital stress testing and estimating the value of items in our financial statements. Models generally predict or infer certain financial outcomes, leveraging historical data and assumptions as to the future, often with respect to macroeconomic conditions. Development and implementation of some of these models, such as the models for credit loss accounting under CECL, require us to make difficult, subjective and complex judgments. Other models are used to support decisions made regarding how we do business with customers. Poorly designed or implemented models present the risk that our business decisions based on information incorporating model output will be adversely affected due to the inadequacy of that information. For example, our models may not be effective if historical data does not accurately represent future events or environments or if our models rely on erroneous, incomplete, biased, or otherwise flawed data, formulas, algorithms or assumptions and our internal model review processes fail to detect and address these flaws. Models, if flawed, could cause information we provide to the public or to our regulators to be inaccurate, incomplete or misleading. Some of the decisions that our regulators make, including those related to capital distribution to our shareholders, would likely be affected adversely if they perceive that the quality of the relevant models we use is insufficient. Finally, flaws in our models that negatively impact our customers or our ability to comply with applicable laws and regulations could negatively affect our reputation or result in fines and penalties from our regulators. Moreover, our use of AI/machine learning algorithms is subject to a variety of existing laws and regulations, including intellectual property, privacy (including with respect to automated decision making), consumer protection and federal equal opportunity laws and regulations, and additional new laws and regulations, and new applications or interpretations of existing laws and regulations, related to AI/machine learning algorithms may impact our ability to develop, use and commercialize AI/machine learning algorithms. The PNC Financial Services Group, Inc. – 2025 Form 10-K 21

Risks Related to Our Need for Customers Our success depends on our ability to attract and retain customers for our products and services. Our performance is subject to risks associated with declines in customer demand for our products and services. As a result of the nature of those products and services, we are particularly at risk of losses of economic confidence or customer trust in us or, more broadly, in financial services institutions like us. Economic and market developments may affect consumer and business confidence levels. If customers lose confidence due to concerns regarding the economy, the demand for our products and services could suffer. If we fail to attract and retain customers, demand for our loans and other financial products and services could decrease, and we could experience adverse changes in payment patterns. We could lose interest income from a decline in credit usage and noninterest income from a decline in product sales, investments and other transactions. Demand for our products and services could also suffer as many of the risks to PNC related to the economy and other external factors, including regulation, such as changes to tax laws and tax rates, could negatively impact consumers and businesses and their interest in or ability to use our products and services. Our ability to attract and retain customer deposits is impacted by the levels of interest rates, as customers balance the benefits of bank accounts with deposit insurance and some of the convenience associated with more traditional banking products against the possibility of higher yields from other investments. In general, if the spread between the rates we offer and those offered by alternatives to bank accounts widens, customers are often willing to forego the benefits of bank accounts (such as FDIC insurance) for higher returns elsewhere. Our customers have removed and could continue to remove money from deposit accounts with us in favor of other banks or other types of products, such as emerging financial technologies, including digital wallets, non-fungible tokens and digital currencies and cryptocurrencies (including stablecoins). In such circumstances, we need to increase rates to levels that are seen as competitive or lose customers, in either case with a negative impact to net interest income. In addition, deposits are a low-cost source of funds for us. Therefore, losing deposits could increase our funding costs and reduce our net interest income. Loss of customers could also harm noninterest income by decreasing fee-bearing transaction volume. In addition, when rates are higher, customers tend to shift deposits from noninterest-bearing accounts to interest-bearing ones, thereby negatively impacting net interest income. Our customers increasingly use third-party financial applications that are expected to interface with their PNC accounts. This use leads to the risk that issues with respect to the effective functioning of that interface, regardless of cause, could result in a loss of customers as they seek banking relationships that work better with these other applications. News or other publicity that harms our reputation, or harms the reputation of our industry generally, could cause a loss of customers or a reduction in the extent to which customers do business with us. This is described further in the Risk Factor headed “We are at risk of an adverse impact on our business due to damage to our reputation.” In our asset management business, investment performance is an important factor influencing the level of assets that we manage. Poor investment advice or performance could hurt revenue and growth as existing clients might withdraw funds in favor of better performing products. Additionally, the ability to attract funds from existing and new clients might diminish. Overall economic conditions may limit the amount that customers are able or willing to invest as well as the value of the assets they do invest. The failure or negative performance of products of other financial institutions could lead to a loss of confidence in similar products offered by us without regard to the performance of our products. Such a negative contagion could lead to withdrawals, redemptions and liquidity issues in such products and have an adverse impact on our assets under management and asset management earnings. We are at risk of an adverse impact on our business due to damage to our reputation. Our ability to compete effectively, to attract and retain customers and employees, and to grow our business is dependent on maintaining our reputation and having the trust of our customers, employees, the communities that we serve and other stakeholders. Many types of developments, if publicized, can negatively impact a company’s reputation with adverse consequences to its business. Financial services companies are highly vulnerable to reputational damage when they are found to have harmed customers, particularly retail customers, through conduct that is seen as illegal, unfair, deceptive, abusive, manipulative or otherwise wrongful. There also may be reputational damage from human error or systems failures viewed as having harmed customers without involving misconduct, including service disruptions or negative perceptions regarding our ability to maintain the security of our technology systems and protect client data. For example, we may suffer reputational harm to the extent that we are unable to successfully detect, prevent and remedy fraud that harms our clients. Our reputation may also be harmed by failing to deliver products and services of the quality expected by our customers and support the communities that we serve. Significant acquisitions by large banks also often attract public scrutiny, which may result in negative publicity that adversely affects our reputation if we engage in such transactions. We are also subject to the risk of reputational harm resulting from conduct of persons identified as our employees but acting outside of the scope of their employment, including through their misconduct, unethical behavior, or activities on personal social media. The reputational impact is likely greater to the extent that the bad conduct, errors or failures are pervasive, long-standing or affect a significant number of customers, particularly retail consumers. The negative impact of such reputational damage on our business may be disproportionate to the actual harm caused to customers. It may be severe even if we fully remediate any harm suffered by our customers. Furthermore, because we conduct most of our businesses under the “PNC” brand, negative public opinion about one business could also affect our other businesses. In addition, we could suffer reputational harm and a loss of customer trust as a result of the conduct of others in our industry even if we have not engaged in such conduct. We use third parties to help in many aspects of 22 The PNC Financial Services Group, Inc. – 2025 Form 10-K

our business, with the risk that their conduct can affect our reputation regardless of the degree to which we are responsible for it. The speed with which information spreads through social media and other news sources on the internet means that negative information about PNC can rapidly have a broadly adverse impact on our reputation. This applies regardless of whether or not the information is accurate. False information can also be spread from unaffiliated or parody social media accounts pretending to be official company communications channels. Once information has gone viral, it can be difficult to counter it effectively, either by correcting inaccuracies or communicating remedial steps taken for actual issues. The potential impact of negative information going viral means that material reputational harm can result from a single discrete or isolated incident. To an increasing extent, financial services companies, including PNC, are facing criticism with accompanying reputational risk from activists, investors and stakeholders who believe companies should be focusing more or less on environmental, social and governance matters. Companies in our industry are targeted for engaging in business with specific customers or with customers in particular industries, where the customers’ activities, even if legal, are perceived as having harmful impacts on matters such as the environment, consumer health and safety, or society at large. At the same time, financial services firms are also facing criticism and reputational harm if they are perceived as declining to provide, ceasing to provide, or otherwise restricting, banking and other services to businesses engaged in lawful activities or individuals due to their political or social viewpoints. These matters can incur legal and regulatory risk, which is discussed further in the Risk Factor headed “We are at risk for the impact of adverse results in legal proceedings.” In addition, some stakeholders are seeking increased transparency and action from financial services companies with respect to environmental, social and governance activities, political activities and activities that are or may be perceived to be politically partisan in nature. Criticism has come in many forms, including protests at PNC facilities and social media campaigns. In some circumstances, our stakeholders have held and continue to hold conflicting views on the role PNC and other financial services companies should play in continuing to or refraining from financing certain sectors. In some cases, we are subject to potentially conflicting proposed and enacted state and local laws affecting our industry that regulate the manner in which or whether we may finance or service certain clients, industries or sectors. The potential for conflict may increase in instances where federal law is silent or is found not to preempt state law. Many of these issues are divisive without broad agreement as to the appropriate steps a company such as PNC should take. As a result, however we respond to such criticism, we expose ourselves to the risks that current or potential customers decline to do business with us (or encourage others to do so) or current or potential employees refuse to work for us. This can be true regardless of whether we are perceived by some as not having done enough to address these concerns or by others as having inappropriately yielded to these pressures. These pressures can also be a factor in decisions as to which business opportunities and customers we pursue, potentially resulting in foregone profit opportunities. We operate in a highly competitive environment in terms of the products and services we offer and the geographic markets in which we conduct business. We are subject to intense competition both from other financial institutions and from non-bank entities, including financial technology companies (often referred to as “fintech”). In many cases, non-bank entities can engage in many activities similar to ours or offer products and services desirable to our customers without being subject to the same types of regulation, supervision and restrictions that are applicable to banks, which could place us at a competitive disadvantage. Developments in the regulatory landscape relating to emerging financial technologies, including with respect to payment services and systems, lending, digital wallets, non-fungible tokens and digital currencies and cryptocurrencies (including stablecoins), may affect our customers’ needs and expectations for products and services. New technologies have required and could require us to spend more to modify or adapt our products and services to attract and retain customers or to match products and services offered by competitors, including fintech companies. The failure of PNC to develop and market products and services that meet evolving customer needs or demands, or deliver them effectively and securely to our customers, or a decision not to offer a particular product or service because we deem it to be speculative or risky, could affect PNC’s ability to attract or retain customers. Any such impact could, in turn, reduce PNC’s revenues. The competition we face is described in Item 1 of this Report under “Competition.” Consolidation in our industry, including among smaller banks combining to form more competitive larger ones and between banks and non-bank entities, could result in PNC facing more intense competition, particularly in impacted regions or with respect to particular products. As we expand into new markets, we may face competitors with more experience and established relationships in these markets, which could adversely affect our ability to compete. A failure to adequately address the competitive pressures we face could make it harder for us to attract and retain customers across our businesses. On the other hand, meeting these competitive pressures could require us to incur significant additional expense or to accept risk beyond what we would otherwise view as desirable under the circumstances. In addition, in our interest rate sensitive businesses, competitive pressures to increase rates on deposits or decrease rates on loans could reduce our net interest margin, negatively impacting our net interest income. We depend on skilled labor, and employee attrition, competition for talented employees and labor shortages may have a material adverse effect on our business and operations. Our performance and competitive position depend on our ability to attract, develop and retain high-performing employees. We face significant competition for these employees across many of our businesses and support areas. This presents greater risk as we expand into new markets, develop new product lines, or enhance staffing in certain areas, particularly technology. Competition for qualified personnel leads to increased expenses in affected business areas. Differences in demands, expectations and priorities of the workforce may require us to modify our recruiting and retention strategies to attract and retain employees. Limitations on the way regulated The PNC Financial Services Group, Inc. – 2025 Form 10-K 23

financial institutions can compensate their officers and employees may make it more difficult for regulated financial institutions, including PNC, to compete with other companies for talent. Risks Related to Other Operational Issues We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks. We are a large company that offers a wide variety of products and services to a broad and diverse group of customers. We rely on our employees to design, manage and operate our systems and controls to ensure that we properly enter into, record and manage processes, transactions and other relationships with customers, suppliers and other parties with whom we do business. In some cases, we rely on employees of third parties to perform these tasks. We also depend on employees and the systems and controls for which they are responsible to ensure that we identify and mitigate the risks that are inherent in our relationships and activities. These concerns are increased when we change processes or procedures, introduce new products or services, acquire or invest in a business or implement new technologies, as we may fail to adequately identify or manage operational risks resulting from such changes. These concerns may be further exacerbated by employee turnover and labor shortages. As a large financial services firm, we are faced with ongoing attempts by individuals or organizations to defraud us or our customers for financial gain. We depend on systems, processes and personnel, either at PNC or from third parties, to identify and prevent potentially fraudulent transactions, but those systems may not be adequate and fraudulent actors regularly change tactics to improve their chance of success. Even if PNC is not financially responsible for reimbursing a customer for its fraud losses, such losses may damage PNC’s reputation or ability to attract and retain customers. As a result of our necessary reliance on employees, whether ours or those of third parties, to perform these tasks and manage resulting risks, we are thus subject to human vulnerabilities. These range from innocent human error to misconduct or malfeasance, potentially leading to operational breakdowns or other failures. Our controls may not be adequate to prevent problems resulting from human involvement in our business, including risks associated with the design, operation and monitoring of automated systems. We may also fail to adequately maintain a culture of risk management among our employees. Errors by our employees or others responsible for systems and controls on which we depend and any resulting failures of those systems and controls to prevent unethical, fraudulent, improper or illegal conduct could result in significant harm to PNC. This harm could include customer remediation costs, regulatory fines or penalties, litigation or enforcement actions or limitations on our business activities. We could also suffer damage to our reputation, as described under “We are at risk of an adverse impact on our business due to damage to our reputation.” We use automation, machine learning, AI and robotic process automation tools to help reduce some risks of human error. Nonetheless, we continue to rely on many manual processes to conduct our business and manage our risks. In addition, use of automation tools does not eliminate the need for effective design and monitoring of their operation to make sure they operate as intended. Enhanced use of automation may present its own risks. Automated systems may themselves experience outages or problems. Some tools are dependent on the quality of the data used by the tool to learn and enhance the process for which it is responsible. Bad, missing or anomalous data can adversely affect the functioning of such tools. It is possible that humans in some cases are better able than highly automated tools to identify that anomalous data is being used or that results are themselves anomalous. We rely on third-party vendors, service providers and other counterparties to help support many aspects of our business. When we do so, our direct control of activities related to our business is reduced, which introduces risk. Our use of third parties to support our business needs typically means that we do not directly control the activities we are having them perform. Any disruption in services provided by these third parties could adversely affect our ability to conduct our business. Replacing third parties could also entail significant delay and expense. Risks can arise through inadequate performance by a third party (including by its downstream service providers), specifically where that performance could affect us or our customers, and even when the result of factors or events are beyond such third party’s control. Many of the kinds of risks presented by activities performed by third parties are described elsewhere in these Risk Factors. Enhanced regulatory and other standards for the oversight of our use of third-party vendors and other service providers can result in higher costs and other potential exposures. We are also vulnerable, including to regulatory penalties, if an outside company fails to comply with legal requirements relevant to its work on our behalf. We may in any such circumstance suffer financial losses, legal consequences and injury to our reputation. Even if the other company makes us whole for financial losses, which is not necessarily the case, it is unlikely that it would be able to restore any injury to our reputation. As a result, the use of third parties to assist in our business activities heightens the risks to us inherent in those activities. Other Key Risks We are at risk for the impact of adverse results in legal proceedings. Many aspects of our business involve substantial risk of legal liability. We have been named or threatened to be named as defendants in various lawsuits arising from our business activities. In addition, we are regularly the subject of governmental investigations and other forms of regulatory inquiry. We also are at risk when we have agreed to indemnify others for losses related to legal proceedings they face, such as in connection with the sale of a business or assets by us. The results of these legal proceedings could lead to significant monetary damages or penalties, restrictions on the way in which we conduct our business or reputational harm. Although 24 The PNC Financial Services Group, Inc. – 2025 Form 10-K

we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued often do not represent the ultimate loss to us from the legal proceedings in question. Thus, our ultimate future losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies. We discuss further the unpredictability of legal proceedings and describe certain of our pending legal proceedings in Note 20 Legal Proceedings. We grow our business in part by acquiring other financial services businesses and businesses with technologies or other assets valuable to us from time to time. Acquisitions present several risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. Acquisitions of other companies or of financial assets and deposits and other liabilities present risks and uncertainties to us in addition to those presented by the nature of the business acquired, which may materially and adversely affect our results of operations. Many of the same risks arise when we engage in strategic partnerships. Our ability to analyze the risks presented by prospective acquisitions, as well as our ability to prepare in advance of closing for integration, may be limited to the extent that we cannot gather necessary or desirable information with respect to the business we are acquiring. We may also make certain assumptions related to an acquisition that may prove to be inaccurate that limit the anticipated benefits (such as cost savings from synergies or strategic gains from being able to offer enhanced product sets) or make the acquisition more expensive or take longer to complete and integrate than anticipated. Prior to closing an acquisition, prospective acquisition targets are also subject to their own risks that we cannot manage or control. Our ability to complete an acquisition may be dependent on regulatory agencies with responsibilities for reviewing or approving the transaction, which could delay, restrictively condition or result in denial of an acquisition, or otherwise limit the benefits of the acquisition. Changes in regulatory rules or standards or the application of those rules or standards, or future regulatory initiatives designed to promote competition or limit systemic risk and the potential for a financial institution to become “too big to fail,” may also limit our ability to complete an acquisition. Acquisition targets have their own risks specific to their businesses that could impact the success of an acquisition and its integration into PNC, such as: • If a significant aspect of the value of a transaction is intellectual property, the extent to which the intellectual property may be utilized or protected and commercialized by PNC. • If the acquisition includes loan portfolios, the extent of actual credit losses and the required allowance for credit losses following completion of the acquisition. • If the acquisition involves entering into new businesses or geographic or other markets, potential limitations on our ability to take advantage of these opportunities because of our inexperience with respect to them. • The results of litigation and governmental investigations that may be pending at the time of the acquisition or that may be filed or commenced thereafter, because of an acquisition or otherwise, are often hard to predict. • Operational or compliance issues at the acquisition target may not be fully identified or remediated until after the acquisition closes, potentially resulting in increased costs or penalties. • Models used by an acquisition target, such as for capital planning and credit loss accounting, may be designed or implemented in a manner different than at PNC, and our necessary reliance on these for a period of time, could materially impact our financial condition or results of operations to the extent that our estimates based on these models are inaccurate. • Enterprise risk management systems, policies and procedures may be different and less mature than those of PNC, and our necessary reliance on these for a period of time, could limit PNC’s ability to identify, monitor, manage and report risks or subject us to heightened regulatory, legal, operational or reputational risk. After closing, the success of an acquisition is likely partially dependent on our ability to retain and expand upon the acquired company’s customer base. It is also frequently subject to risks related to human capital, including risks related to integrating the corporate culture of the acquired company and, to the extent being retained, the quality of leadership of the acquired company. Our business and financial performance could be adversely affected, directly or indirectly, by disasters, natural or otherwise, by terrorist activities, by international hostilities or by domestic civil unrest. Neither the occurrence nor the potential impact of natural and other disasters (including severe weather events), health emergencies, dislocations, geopolitical instabilities, terrorist activities, international hostilities or other extraordinary events beyond PNC’s control can be predicted. However, these occurrences could adversely impact us, for example, by causing significant damage to our facilities or preventing us from conducting our business in the ordinary course. Also, their impact on our borrowers, depositors, other customers, suppliers or other counterparties could result in indirect adverse effects on us. Other indirect adverse consequences from these occurrences could result from impacts to the financial markets, the economy in general or in any region, or key parts of the infrastructure (such as the power grid) on which we and our customers rely. These types of indirect effects, whether specific to our counterparties or more generally applicable, could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in PNC experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses. They could also cause a reduction in demand for lending or other services that we provide. The PNC Financial Services Group, Inc. – 2025 Form 10-K 25

Our ability to mitigate the adverse consequences of such occurrences is in part dependent on the quality of our resiliency planning. This includes our ability to anticipate the nature of any such event that might occur. There can be no assurance that PNC’s resiliency planning will fully mitigate all potential resiliency risks to PNC, its customers, and third parties with which it does business, or that its resiliency planning will be adequate to address the effects of simultaneous occurrences of multiple or extended events. The adverse impact of these occurrences also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that we deal with, many of which we depend on but have limited or no control over. ITEM 1B – UNRESOLVED STAFF COMMENTS There are no SEC staff comments regarding PNC’s periodic or current reports under the Exchange Act that are pending resolution. ITEM 1C – CYBERSECURITY We manage our cybersecurity risk as an integral part of our enterprise risk management programs. Accordingly, the disclosures in this Item 1C should be reviewed in conjunction with the disclosure in the Risk Management section in Item 7 of this Report. Information Security Program PNC’s approach to cyber risk management, oversight and reporting is based on a well-structured information security program which has been approved by PNC’s Board of Directors. The program incorporates cyber risk considerations into day-to-day business activities and is responsible for protecting information assets to achieve business objectives in a secure manner and designed to keep customers’ information and their funds safe and available. Program capabilities are built against industry guidance and a security framework to identify risks to sensitive information, protect that information and maintain an appropriate response and recovery capability to help ensure resilience against information security incidents. PNC’s information security program is designed to account for cybersecurity threats specifically targeting us and to ensure that PNC follows industry guidance and security frameworks for data protection, system development security, identity and access management, incident management, threat and vulnerability management, security operations management and third- and fourth-party security. Our program is continuously enhanced by threat intelligence, new regulations, industry guidance and disruptive new technologies. The program includes, among other things, annual security and privacy training for all PNC employees, phishing exercises, and informative articles and communications to raise employee awareness. PNC’s information security program consists of policies and procedures for identifying new cyber risks and assessing their severity. PNC actively monitors and responds to the identified risks and overall cybersecurity threat landscape via active capabilities to share information and leverage intelligence, monitoring, and response capabilities across the security industry, which include cybersecurity threats, physical threats and fraud. PNC’s intelligence and analysis capabilities collaborate to analyze events and trends for possible response. PNC also maintains an incident response plan designed to handle potential or actual cybersecurity events that could impact us and our personnel, data, systems and customers, which is reviewed and refined periodically. We have not experienced any material cybersecurity incidents that have impacted PNC’s business strategy, results of operations or financial condition to date. Notwithstanding our approach regarding cybersecurity, we may not be successful in preventing or mitigating the impact of a cybersecurity incident that could have a material impact on our business, results of operations or financial condition. See Item 1A Risk Factors of this Report for a discussion of cybersecurity risks. Board Governance and Risk Oversight PNC’s Board of Directors maintains governance and oversight of the risks posed by cybersecurity threats through the Board-level Technology and Risk Committees. The Technology Committee meets no less than quarterly, and its purpose is to (i) assist the Board with the oversight of technology strategy and significant technology initiatives and programs, including those that can position the use of technology to drive strategic advantages and (ii) fulfill oversight responsibilities with respect to technology risk, information management and security risks (including cyber security, cyber fraud and physical security risks), and the adequacy of PNC’s business recovery, resiliency and contingency plans and test results. The Technology Committee is informed of cyber threats and risks through multiple mechanisms. PNC’s Chief Information Security Officer presents quarterly to the Technology Committee on such topics as threat intelligence and assessment reports, incident and event reporting from other institutions, governance and regulatory exam statuses, and the status of other key program deliverables, among other content. The Risk Committee meets no less than quarterly and provides oversight of PNC’s ERM framework. Cybersecurity risk is integrated into PNC’s overall ERM framework, and is represented as the Information Security domain, alongside seven other operational risk domains. See the Risk Management section in Item 7 of this Report for more details on our ERM framework. 26 The PNC Financial Services Group, Inc. – 2025 Form 10-K

PNC’s inherent information security risks, the maturity and completeness of the control environment and measurements against our risk appetite are presented quarterly to the Technology Committee by the firm’s Chief Technology Risk Officer. Overall risks across the Enterprise Risk Framework are then reported quarterly to the Risk Committee by the Chief Risk Officer. Communication to the Board occurs more frequently than quarterly when dictated by incident and event management policies and procedures based on the criticality and urgency of the communication. Role of Management Management is directly involved in assessing and managing PNC’s risks from cybersecurity threats. PNC uses a three-lines-of-defense model where cybersecurity risk is managed and assessed by the first line of defense, led by the Chief Information Security Officer and the Head of Technology Risk Governance, and the second line of defense which is led by the Chief Technology Risk Officer under the leadership of the Chief Risk Officer. The first and second lines of defense are examined internally by our third line of defense, Internal Audit. The lines of defense model is designed to ensure appropriate oversight within the management structure. See the Risk Governance and Oversight section of Risk Management for more details on each of our lines of defense. In addition to the three lines of internal defense, PNC engages external consultants to assess and inform the program, as needed, and external assessors, consultants and auditors to review PNC’s program against those of industry peers. The Chief Information Security Officer’s organization includes managers who have led cybersecurity programs in other industries such as robotics and AI, consulting, telecommunications, healthcare and manufacturing, which brings together a multi-faceted approach to managing cybersecurity threats and risks. The Information Security department leadership and personnel hold degrees in Information Security, Management Information Systems, Computer Science, Engineering Management and other professional majors. They also hold multiple professional certifications inclusive of vendor-issued security credentials from CISCO, Microsoft and F5, and industry certifications including but not limited to: Certified Information Systems Security Professional issued by the International Information System Security Certification Consortium; the Cybersecurity and Infrastructure Security Agency and Certified Information Security Manager issued by the Information Systems Audit and Control Association; and the Certificate of Cloud Security Knowledge issued by the Cloud Security Association. Cyber Risks Related to Third Parties Risks from cybersecurity threats associated with its use of third-party service providers are addressed as part of the information security risk and third-party risk domains, and their management is integrated into the ERM Framework. To help control cyber risks at third parties and protect customer data and systems, PNC assesses suppliers and third parties through a third-party security program that includes periodic security assessment. The third-party security program also includes regular monitoring of certain third parties using an independent security rating service that is designed to ensure insight and alerting is available at scale. In the event of an incident at a third party, there are specific incident response processes and protocols in place that are designed to protect PNC from potential adverse impacts. ITEM 2 – PROPERTIES Our executive and primary administrative offices are currently located at The Tower at PNC Plaza, Pittsburgh, Pennsylvania. The 33- story structure is owned by PNC Bank, National Association. We own or lease numerous other premises for use in conducting business activities, including operations centers, offices, and branches and other facilities. We consider the facilities owned or occupied under lease by our subsidiaries to be adequate for the purposes of our business operations. We include here by reference the additional information regarding our properties in Note 6 Leases and Note 7 Premises, Equipment and Leasehold Improvements. ITEM 3 – LEGAL PROCEEDINGS See the information set forth in Note 20 Legal Proceedings, which is incorporated here by reference. ITEM 4 – MINE SAFETY DISCLOSURES Not applicable. INFORMATION ABOUT OUR EXECUTIVE OFFICERS Information regarding each of our executive officers as of February 19, 2026 is set forth below. Executive officers do not have a stated term of office. Each executive officer has held the position or positions indicated or another executive position with the same entity or one of its affiliates for the past five years unless otherwise indicated below. The PNC Financial Services Group, Inc. – 2025 Form 10-K 27

Name	Age	Position with PNC	Year Employed (a)
Michael Abriatis	57	Executive Vice President and General Auditor	2003
Louis R. Cestello	63	Executive Vice President and Head of Regional Presidents	1990
William S. Demchak	63	Chairman and Chief Executive Officer (b)	2002
Deborah Guild	57	Executive Vice President and Head of Technology	2013
Vicki C. Henn	57	Executive Vice President and Chief Human Resources Officer	1994
Stacy Juchno	50	Executive Vice President and Chief Corporate Responsibility Officer	2009
Gregory H. Kozich	62	Senior Vice President and Controller	2010
Laura Long	53	Executive Vice President and General Counsel	2006
Stephanie Novosel	58	Executive Vice President and Head of Asset Management Group	2000
Alexander E. C. Overstrom	42	Executive Vice President and Head of Retail Banking	2014
Robert Q. Reilly	61	Executive Vice President and Chief Financial Officer	1987
Amanda Rosseter	57	Executive Vice President and Chief Communications and Brand Officer	2021
Michael D. Thomas	54	Executive Vice President and Head of Corporate & Institutional Banking	1997
Mark Wiedman	55	President	2025
Amy Wierenga	46	Executive Vice President and Chief Risk Officer	2024

(a) Where applicable, refers to year employed by predecessor company.
(b) Mr. Demchak also serves as a director. Biographical information for Mr. Demchak is included in "Election of Directors (Item 1)" in our Proxy Statement to be filed for the 2026 annual meeting of shareholders. See Item 10 Directors, Executive Officers and Corporate Governance of this Report for additional information.

Michael Abriatis was appointed Executive Vice President and General Auditor in February 2026. Mr. Abriatis joined PNC in 2003 and has held numerous management positions. Prior to being named to his current position, he served as Head of Non-Financial Risk Management for Independent Risk Management.

Louis R. Cestello was appointed as an executive officer in April 2024, and serves as PNC's Head of Regional Presidents, a position held since his appointment in 2013. Mr. Cestello also holds the role of Regional President of Pittsburgh and southwestern Pennsylvania.

Deborah Guild was appointed Executive Vice President in December 2020 and Head of Technology in June 2024. She previously served as PNC's Head of Enterprise Technology and Security, Chief Information Security Officer, Chief Security Officer and Chief Technology Officer. Prior to joining PNC in October 2013, Ms. Guild spent 21 years at Bank of America where she most recently served as Chief Technology Officer of Enterprise Functions and End User Computing.

Vicki C. Henn was appointed Executive Vice President and Chief Human Resources Officer in July 2014. Ms. Henn joined PNC in 1994 and has held numerous management positions. Prior to being named to her current position, Ms. Henn was a Senior Vice President, responsible for Human Resources for Retail Banking.

Stacy Juchno was appointed Executive Vice President in April 2014 and Chief Corporate Responsibility Officer in February 2026. Prior to being named to her current position, Ms. Juchno held numerous management roles including General Auditor and Senior Vice President and Director of Finance Governance and Oversight.

Gregory H. Kozich was appointed Senior Vice President in February 2011 and Corporate Controller in March 2011. Prior to joining PNC in 2010, Mr. Kozich was with the Federal National Mortgage Association as the Corporate Controller, and prior to that a partner with PricewaterhouseCoopers.

Laura Long was appointed Executive Vice President and General Counsel in September 2024. She previously served as Deputy General Counsel of Mergers & Acquisitions. Prior to joining PNC in 2006, Ms. Long was a corporate attorney at a Los Angeles law firm.

Stephanie Novosel was appointed Executive Vice President and Head of Asset Management Group in August 2024. Since joining PNC in 2000, she has served as Head of Commercial Banking, Chief Operating Officer for Corporate & Institutional Banking and Deputy Group Head of International Banking.

Alexander E. C. Overstrom was appointed Executive Vice President and Head of Retail Banking in July 2022. Previously, he held numerous management roles including Head of Small Business, Deputy Head of Retail Banking, Head of Merchant Services and Chief Operating Officer of Corporate & Institutional Banking and Asset Management. Prior to joining PNC in 2014, he worked in strategy and investment banking at Goldman Sachs.

28 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Robert Q. Reilly was appointed Executive Vice President in February 2009 and Chief Financial Officer in August 2013. He served as the Head of PNC’s Asset Management Group from 2005 until 2013. Previously, he held numerous management roles in both Corporate Banking and Asset Management. Amanda Rosseter was appointed Executive Vice President and Chief Communications and Brand Officer in September 2024. Since joining PNC in 2021, Ms. Rosseter previously led PNC’s corporate communications and corporate marketing functions. Prior to joining PNC, she served as Chief Communications Officer at Equifax, Inc. and for nine years led global external communications and media for The Coca-Cola Company. Michael D. Thomas was appointed Executive Vice President and Head of Corporate & Institutional Banking in March 2024. He previously served as Head of PNC Real Estate. Prior to joining PNC in 1997 as a Relationship Manager, he worked for JPMorgan Securities, Inc. Mark Wiedman was appointed President in May 2025. Prior to joining PNC in 2025, he spent 21 years at BlackRock where he most recently served as Senior Managing Director, head of the Global Client Business and a member of the Global Executive Committee. Amy Wierenga was appointed Executive Vice President and Chief Risk Officer in September 2025. Since joining PNC in 2024, she previously served as the Head of Financial and Model Risk for Independent Risk Management. Prior to joining PNC, Ms. Wierenga served as Managing Director, Investments and Chief Risk Officer at GCM Grosvenor and Partner, Chief Risk Officer and Head of Risk & Construction at BlueMountain Capital Management. PART II ITEM 5 – MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Our common stock is listed on the New York Stock Exchange and is traded under the symbol “PNC.” At the close of business on February 10, 2026, there were 39,467 common shareholders of record. Holders of PNC common stock are entitled to receive dividends when declared by our Board of Directors out of funds legally available for this purpose. Our Board of Directors may not pay or set apart dividends on the common stock until dividends for all past dividend periods on any series of outstanding preferred stock and certain outstanding capital securities issued by the parent company have been paid or declared and set apart for payment. The Board of Directors presently intends to continue the policy of paying quarterly cash dividends. The amount of any future dividends will depend on economic and market conditions, our financial condition and operating results, and other factors, including contractual restrictions and applicable government regulations and policies (such as those relating to the ability of bank and non-bank subsidiaries to pay dividends to the parent company and regulatory capital limitations). PNC’s ability to pay or increase dividends or otherwise return capital to shareholders is subject to PNC’s compliance with its SCB, which is determined through the Federal Reserve’s CCAR process as described in the Supervision and Regulation section in Item 1 of this Report. PNC’s SCB for the four-quarter period beginning October 1, 2025 is the regulatory minimum of 2.5%. See the Liquidity and Capital Management portion of the Risk Management section of Item 7 for more detail on our common shares still available for repurchase. For further information concerning dividend restrictions and other factors that could limit our ability to pay dividends, as well as restrictions on loans, dividends or advances from bank subsidiaries to the parent company, see the Supervision and Regulation section in Item 1, Item 1A Risk Factors and the Liquidity and Capital Management portion of the Risk Management section in Item 7, and Note 9 Borrowed Funds, Note 11 Equity and Note 19 Regulatory Matters, which we include here by reference. We include here by reference the information regarding our compensation plans under which PNC equity securities are authorized for issuance as of December 31, 2025 in the table (with introductory paragraph and notes) in Item 12 of this Report. Our stock transfer agent and registrar is: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 800-982-7652 Hearing impaired: 800-952-9245 www.computershare.com/pnc Registered shareholders may contact Computershare regarding dividends and other shareholder services. The PNC Financial Services Group, Inc. – 2025 Form 10-K 29

We include here by reference the information that appears under the Common Stock Performance Graph caption at the end of this Item 5.

Unregistered Sales of Equity Securities

None.

Equity Security Repurchases

Details of our repurchases of PNC common stock during the fourth quarter of 2025 are included in the following table.

2025 period In thousands, except per share data	Total shares purchased (a)	Average price paid per share	Total shares purchased as part of publicly announced programs (b)	Maximum number of shares that may yet be purchased under the programs (b)
October 1 – 31	452	$ 187.14	437	36,443
November 1 – 30	1,699	$ 186.06	1,699	34,744
December 1 – 31	—	$ —	—	34,744
Total	2,151	$ 186.29	2,136	

(a) Includes PNC common stock purchased in connection with our various employee benefit plans generally related to forfeitures of unvested restricted stock awards and shares used to cover employee payroll tax withholding requirements. Note 16 Employee Benefit Plans and Note 17 Stock Based Compensation Plans include additional information regarding our employee benefit and equity compensation plans that use PNC common stock.

(b) The SCB framework permits capital return in amounts in excess of SCB minimum levels. Consistent with this framework, PNC had approximately 35% of the 100 million common shares still available for repurchase at December 31, 2025 under the repurchase program previously approved by our Board of Directors. First quarter 2026 share repurchase activity is expected to approximate $600 million to $700 million. PNC may adjust share repurchase activity depending on market and economic conditions, as well as other factors. PNC's SCB for the four-quarter period beginning October 1, 2025 is the regulatory minimum of 2.5%. Under the SCB framework, we repurchased 6.8 million shares in 2025 and 3.5 million shares in 2024.

Common Stock Performance Graph

This graph shows the cumulative total shareholder return on our common stock during the five-year period ended December 31, 2025, as compared with: (1) a selected performance peer group as set forth below and referred to as the "Peer Group"; (2) an overall stock market index, the S&P 500 Index; and (3) a published industry index, the KBW Bank Index. The yearly points marked on the horizontal axis of the graph correspond to December 31 of each year. The stock performance graph assumes that $100 was invested on December 31, 2020 for the five-year period and that dividends were reinvested. The table below the graph shows the resultant compound annual growth rate for the performance period.


Comparison of Cumulative Five Year Total Return
Dollars
300
250
200
150
100
50
0
S&P 500 Index
KBW Bank Index
2025 Peer Group
2026 Peer Group
PNC
Dec20
Dec21
Dec22
Dec23
Dec24
Dec25

30 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

	Base Period	Assumes $100 investment at Close of Market on December 31, 2020 Total Return = Price change plus reinvestment of dividends					5-Year Compound Growth Rate
	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023	Dec. 2024	Dec. 2025	
PNC	$ 100	$ 138.2	$ 112.6	$ 115.6	$ 149.6	$ 167.9	10.9 %
S&P 500 Index	$ 100	$ 128.7	$ 105.4	$ 133.0	$ 166.3	$ 196.0	14.4 %
KBW Bank Index	$ 100	$ 138.3	$ 108.7	$ 107.8	$ 147.9	$ 196.0	14.4 %
2025 Peer Group	$ 100	$ 138.8	$ 114.1	$ 119.0	$ 164.0	$ 203.2	15.2 %
2026 Peer Group	$ 100	$ 136.9	$ 118.6	$ 118.6	$ 159.9	$ 202.1	15.1 %

Beginning in 2026, the Human Resources Committee of the Board has approved a new peer group to enhance comparability to peer disclosures. PNC's 2026 peer group includes: Bank of America Corporation; Citizens Financial Group, Inc.; Huntington Bancshares; Fifth Third Bancorp; JPMorgan Chase & Co.; KeyCorp; M&T Bank Corporation; Regions Financial Corporation; Truist Financial Corporation; U.S. Bancorp; and Wells Fargo & Company.

PNC's 2025 peer group includes: Bank of America Corporation; Capital One Financial Corporation; Citizens Financial Group, Inc.; Fifth Third Bancorp; JPMorgan Chase & Co.; KeyCorp; M&T Bank Corporation; The PNC Financial Services Group, Inc.; Regions Financial Corporation; Truist Financial Corporation; U.S. Bancorp; and Wells Fargo & Company. PNC's 2025 peer group is included in the graph and table above for the purpose of providing comparative returns for the two groups.

Each yearly point for the Peer Group is determined by calculating the cumulative total shareholder return for each company in the Peer Group from December 31, 2020 to December 31 of that year, or the last business day of that year (End of Month Dividend Reinvestment Assumed) and then using the median of these returns as the yearly value.

In accordance with the rules of the SEC, this section, captioned "Common Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 or the Securities Act of 1933. The Common Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

ITEM 6 – RESERVED

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **31**

ITEM 7 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A) EXECUTIVE SUMMARY Key Strategic Goals At PNC we manage our company for the long term. We are focused on the fundamentals of growing customers, loans, deposits and revenue and improving profitability, while investing for the future and managing risk, expenses and capital. We continue to invest in our products, markets and brand, and embrace our commitments to our customers, shareholders, employees and the communities where we do business. We strive to serve our customers and expand and deepen relationships by offering a broad range of deposit, credit and fee-based products and services. We are focused on delivering those products and services to our customers with the goal of addressing their financial objectives and needs. Our business model is built on customer loyalty and engagement, understanding our customers’ financial goals and offering our diverse products and services to help them achieve financial well-being. Our approach is concentrated on organically growing and deepening client relationships across our businesses that meet our risk/return measures. We are focused on our strategic priorities, which are designed to enhance value over the long term, and consist of: • Expanding our leading banking franchise to new markets and digital platforms, • Deepening customer relationships by delivering a superior banking experience and financial solutions, and • Leveraging technology to create efficiencies that help us better serve customers. Our capital and liquidity priorities are to support customers, fund business investments and return excess capital to shareholders, while maintaining appropriate capital and liquidity in light of economic conditions, the Basel III framework and other regulatory expectations. For more detail, see the Supervision and Regulation section in Item 1 Business, the Capital Highlights portion of this Executive Summary and the Liquidity and Capital Management portion of the Risk Management section in this Item 7. Key Factors Affecting Financial Performance We face a variety of risks that may impact various aspects of our risk profile from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report. Our success will depend upon, among other things, the following factors that we manage or control: • Effectively managing capital and liquidity including: • Continuing to maintain and, over time, grow our deposit base as a low-cost stable funding source, • Prudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing and liquidity standards, and • Actions we take within the capital and other financial markets, • Execution of our strategic priorities, • Management of credit risk in our portfolio, • Our ability to manage and implement strategic business objectives within the changing regulatory environment, • The impact of legal and regulatory-related contingencies, • The appropriateness of critical accounting estimates and related contingencies, and • Our ability to manage operational risks related to new products and services, changes in processes and procedures or the implementation of new technology. Our financial performance is also substantially affected by a number of external factors outside of our control, including the following: • Global and domestic economic conditions, • The actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates and inflation, • The level of, and direction, timing and magnitude of movement in, interest rates and the shape of the interest rate yield curve, • The functioning and other performance of, and availability of liquidity in, U.S. and global financial markets, • The impact of tariffs and other trade policies of the U.S. and its global trading partners, • Changes in the competitive landscape, • Impacts of changes in federal, state and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending and social programs, • The impact of market credit spreads on asset valuations, • The ability of customers, counterparties and issuers to perform in accordance with contractual terms, 32 The PNC Financial Services Group, Inc. – 2025 Form 10-K

• Loan demand, utilization of credit commitments and standby letters of credit, and • The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives. For additional information on the risks we face, see Item 1A Risk Factors and the Cautionary Statement Regarding Forward-Looking Information section in this Item 7. FDIC Special Assessment In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank, subject to periodic adjustments based on the estimated total loss amount. In December 2025, the FDIC adopted an interim final rule allowing for potential offsets to assessments if the amount collected exceeds losses to the DIF. Based on these rules, PNC incurred pre-tax expenses of $515 million in 2023 and $112 million in 2024. Additionally, in 2025, PNC benefited from changes in the FDIC's expected losses which led to an accrual release of $60 million in the fourth quarter and $48 million in the third quarter, resulting in a $108 million accrual release for the full year. For additional information about the impact of the FDIC’s special assessment, see the Supervision and Regulation section in Item 1 Business. Second Quarter 2024 Significant Items In the second quarter of 2024, PNC participated in the Visa exchange program, allowing PNC to convert its Visa Class B-1 common shares into approximately equal amounts of Visa Class B-2 common shares and Visa Class C common shares. This conversion event resulted in a gain of $754 million related to the Visa Class C common shares received. PNC retained the Visa Class B-2 common shares. The second quarter of 2024 also included Visa Class B-2 derivative fair value adjustments of negative $116 million and a $120 million expense related to a PNC Foundation contribution. During the second quarter, PNC also repositioned the investment securities portfolio, selling low-yielding investment securities for net proceeds of $3.8 billion, resulting in a loss of $497 million. PNC redeployed the full proceeds from the sale into higher-yielding investment securities. The combined impact of all of these significant items on pre-tax noninterest income and pre-tax noninterest expense in the second quarter of 2024 was $141 million and $120 million, respectively. Acquisition of FirstBank Holding Company On January 5, 2026, PNC completed its acquisition of FirstBank Holding Company, including its banking subsidiary, FirstBank. As of close, FirstBank had $26.4 billion of assets, $16.0 billion of loans and $23.1 billion of deposits. Effective January 5, 2026, FirstBank’s financial results are included in PNC’s consolidated operations and will be reported in PNC’s first quarter 2026 results. Conversion of FirstBank customers to PNC Bank is expected to occur this summer. Until conversion, FirstBank will remain a separate bank subsidiary of PNC. See Note 24 Subsequent Events for additional details on the acquisition of FirstBank. The PNC Financial Services Group, Inc. – 2025 Form 10-K 33

Selected Financial Data The following tables include selected financial data which should be reviewed in conjunction with the Consolidated Financial Statements and Notes included in Item 8 of this Report as well as the other disclosures in this Report concerning our historical financial performance, our future prospects and the risks associated with our business and financial performance: Table 1: Summary of Operations, Per Common Share Data and Performance Ratios Year ended December 31 Dollars in millions, except per share data 2025 2024 2023 Summary of Operations Net interest income $ 14,410 $ 13,499 $ 13,916 Noninterest income 8,689 8,056 7,574 Total revenue 23,099 21,555 21,490 Provision for credit losses 779 789 742 Noninterest expense 13,834 13,524 14,012 Income before income taxes and noncontrolling interests 8,486 7,242 6,736 Income taxes 1,489 1,289 1,089 Net income $ 6,997 $ 5,953 $ 5,647 Net income attributable to common shareholders $ 6,619 $ 5,529 $ 5,153 Per Common Share Diluted earnings $ 16.59 $ 13.74 $ 12.79 Book value per common share $ 140.44 $ 122.94 $ 112.72 Tangible book value per common share (non-GAAP) (a) $ 112.51 $ 95.33 $ 85.08 Performance Ratios Net interest margin (non-GAAP) (b) 2.83% 2.66% 2.76 % Noninterest income to total revenue 38% 37% 35 % Efficiency 60% 63% 65 % Return on: Average common shareholders’ equity 12.90% 11.92% 12.35 % Average assets 1.24% 1.05% 1.01% (a) See explanation and reconciliation of this non-GAAP measure in the Non-GAAP Financial Information section of this Item 7. (b) See explanation and reconciliation of this non-GAAP measure in the Average Consolidated Balance Sheet and Net Interest Analysis and Non-GAAP Financial Information sections of this Item 7. Table 2: Balance Sheet Highlights and Other Selected Ratios December 31 Dollars in millions, except as noted 2025 2024 Balance Sheet Highlights Assets $ 573,572 $ 560,038 Loans $ 331,481 $ 316,467 Allowance for loan and lease losses $ 4,410 $ 4,486 Interest-earning deposits with banks $ 32,936 $ 39,347 Investment securities $ 138,240 $ 139,732 Total deposits $ 440,866 $ 426,738 Borrowed funds $ 57,101 $ 61,673 Total shareholders’ equity $ 60,585 $ 54,425 Common shareholders’ equity $ 54,828 $ 48,676 Other Selected Ratios Common equity tier 1 (a) 10.6% 10.5 % Dividend payout 39.8% 45.9 % Loans to deposits 75% 74 % Common shareholders’ equity to total assets 9.6% 8.7 % Average common shareholders’ equity to average assets 9.1% 8.2% (a) The December 31, 2024 ratio is calculated to reflect PNC’s election to adopt the CECL optional five-year transition provisions. 34 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Income Statement Highlights Net income for 2025 was $7.0 billion or $16.59 per diluted common share, an increase of $1.0 billion, or 18%, compared to net income of $6.0 billion, or $13.74 per diluted common share, for 2024. The increase was primarily due to higher net interest income and noninterest income, partially offset by higher noninterest expense. • Total revenue increased $1.5 billion, or 7%, to $23.1 billion. • Net interest income increased $0.9 billion, or 7%, to $14.4 billion and reflected lower funding costs, the continued benefit of fixed rate asset repricing and loan growth. • Net interest margin increased to 2.83% for 2025 compared to 2.66% for 2024. • Noninterest income increased $0.6 billion, or 8%, to $8.7 billion, primarily driven by growth in capital markets and advisory fees, card and cash management revenue and asset management and brokerage income. • Provision for credit losses of $779 million for 2025 was driven by a net increase in the ACL, primarily due to commercial and industrial portfolio activity and changes to macroeconomic scenarios, partially offset by commercial real estate portfolio activity. Provision for credit losses was $789 million in 2024. • Noninterest expense increased $310 million, or 2%, to $13.8 billion compared to 2024 driven by higher personnel costs, including higher variable compensation associated with increased business activity. These increases were partially offset by a decrease to other noninterest expense, primarily due to lower FDIC assessment expenses. For additional detail, see the Consolidated Income Statement Review section of this Item 7. Balance Sheet Highlights Our balance sheet was well positioned at December 31, 2025. In comparison to December 31, 2024: • Total assets increased primarily due to higher loan balances, partially offset by lower balances held with the FRB. • Total loans increased $15.0 billion, or 5%, to $331.5 billion. • Total commercial loans increased $16.3 billion, or 8%, to $232.5 billion, driven by growth in the commercial and industrial portfolio, reflecting new production, partially offset by lower commercial real estate loans. • Total consumer loans decreased $1.3 billion, or 1%, to $99.0 billion, primarily due to lower residential real estate loans as paydowns outpaced originations, partially offset by growth in the auto loan portfolio. • Investment securities decreased $1.5 billion, or 1%, to $138.2 billion, primarily due to net paydowns and maturities in the held-to-maturity portfolio, partially offset by net purchase activity in the available-for-sale portfolio. • Interest-earning deposits with banks, primarily with the FRB, decreased $6.4 billion, or 16%, to $32.9 billion, primarily due to higher loan balances and lower borrowed funds, partially offset by higher deposits. • Total deposits increased $14.1 billion, or 3%, to $440.9 billion, as higher interest-bearing deposits were partially offset by lower noninterest-bearing deposits. The increase in interest-bearing deposits was due to higher commercial and consumer deposits, partially offset by lower brokered time deposits. The decrease in noninterest-bearing deposits reflected lower commercial balances, partially offset by higher consumer balances. • Borrowed funds of $57.1 billion decreased $4.6 billion, or 7%, primarily due to lower FHLB advances, partially offset by higher senior debt outstanding. For additional detail, see the Consolidated Balance Sheet Review section of this Item 7. Credit Quality Highlights 2025 reflected strong credit quality performance. • At December 31, 2025 compared to December 31, 2024: • The ACL related to loans, which consists of the ALLL and the allowance for unfunded lending related commitments, totaled $5.2 billion at both December 31, 2025 and 2024. ACL to total loans was 1.58% and 1.64% at December 31, 2025 and 2024, respectively. • Overall loan delinquencies increased $61 million, or 4%, to $1.4 billion, as a result of higher commercial loan delinquencies, partially offset by lower consumer loan delinquencies. • Nonperforming assets of $2.4 billion were stable. • Net charge-offs of $0.7 billion or 0.23% of average loans in 2025 decreased $297 million compared to net charge-offs of $1.0 billion or 0.33% of average loans for 2024, reflecting lower commercial and consumer net loan charge-offs. For additional detail, see the Credit Risk Management portion of the Risk Management section of this Item 7. The PNC Financial Services Group, Inc. – 2025 Form 10-K 35

Capital and Liquidity Highlights We maintained strong capital and liquidity positions during 2025. • Common shareholders’ equity increased $6.2 billion to $54.8 billion at December 31, 2025, due to the benefit of net income and an improvement in AOCI, partially offset by common dividends paid and common share repurchases. • In 2025, we returned $3.9 billion of capital to shareholders through dividends on common shares of more than $2.6 billion and repurchases of 6.8 million common shares for $1.2 billion. • On January 5, 2026, the PNC Board of Directors declared a quarterly cash dividend on common stock of $1.70 per share paid on February 5, 2026 to shareholders of record at the close of business January 20, 2026. • Our CET1 capital ratio increased to 10.6% at December 31, 2025 from 10.5% at December 31, 2024. PNC’s ability to take certain capital actions, including returning capital to shareholders, is subject to PNC meeting or exceeding an SCB established by the Federal Reserve Board in connection with the Federal Reserve Board’s CCAR process. PNC’s SCB for the four-quarter period beginning October 1, 2025 is the regulatory minimum of 2.5%. See additional discussion of the CCAR process in the Supervision and Regulation section of Item 1 Business and Item 1A Risk Factors of this Report and the Liquidity and Capital Management portion of the Risk Management section of this Item 7 for more detail on our 2025 capital and liquidity actions as well as our capital ratios. Business Outlook Statements regarding our business outlook are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking financial statements are subject, among other things, to the risk that economic and financial market conditions will be substantially different than those we are currently expecting and do not take into account potential legal and regulatory contingencies. These statements are based on our views that: • PNC’s baseline forecast remains for continued expansion, but slower economic growth in 2026 than in 2024 and 2025. Tariffs remain a drag on consumer spending and business investment, while AI-related capex and wealth effects have been key supports to growth. Consumer spending growth is slowing to a pace more consistent with household income growth. The One Big Beautiful Bill will be a net positive for economic growth in 2026. • The baseline forecast anticipates real GDP growth slowing to around 2% in 2026, with continued modest job gains and the unemployment rate at around 4.5%. Tariffs remain a risk to the outlook, and a reversal in sentiment around AI or a large decline in equity prices would be drags. Weaker labor force growth could lead to weaker long-run growth. • Our baseline forecast is for the Federal Reserve to keep the federal funds rate unchanged in the first half of this year, in a range between 3.50% and 3.75%. We expect modest additional easing in the second half of the year with 25 basis points cuts at the FOMC meetings in July and September 2026, resulting in a federal funds rate in the range of 3.00% to 3.25% by the fall. However, there are two-sided risks to this outlook: (1) if inflation re-accelerates or proves more persistent than expected, the Federal Reserve may cut less or (2) if growth falters or recession emerges, easing could be deeper and more prolonged. See Item 1A Risk Factors and the Cautionary Statement Regarding Forward-Looking Information section in this Item 7 for other factors that could cause future events to differ, perhaps materially, from those anticipated in these forward-looking statements. For the full year 2026, compared to full year 2025, we expect: • Average loans to be up approximately 8%, • Net interest income to be up approximately 14%, • Noninterest income to be up approximately 6%, • Revenue to be up approximately 11%, • Noninterest expense, excluding one-time integration costs, to be up approximately 7%, and • The effective tax rate to be approximately 19.5%. For the first quarter of 2026, compared to the fourth quarter of 2025, we expect: • Average loans to be up approximately 5%, • Net interest income to be up approximately 6%, • Fee income to be down 1% to 2%, • Other noninterest income to be between $150 million and $200 million, • Revenue to be up 2% to 3%, • Noninterest expense, excluding one-time integrations costs, to be up approximately 4%, • Net loan charge-offs to be approximately $200 million, and • Average diluted shares to be approximately 406 million. We expect to incur non-recurring merger and integration costs of approximately $325 million, the majority of which we expect to be recognized in the first half of 2026. 36 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Noninterest income, revenue and other noninterest income guidance does not forecast net securities gains or losses or Visa activity. We are unable to provide a meaningful or accurate reconciliation of forward-looking non-GAAP measures, without unreasonable effort, to their most directly comparable GAAP financial measures. This is due to the inherent difficulty of forecasting the timing and amounts necessary for the reconciliation when such amounts are subject to events that cannot be reasonably predicted, as noted in our Cautionary Statement. Accordingly, we cannot address the probable significance of unavailable information.

CONSOLIDATED INCOME STATEMENT REVIEW

Our Consolidated Income Statement is presented in Item 8 of this Report. For the comparison of 2024 over 2023, see the Consolidated Income Statement Review section in our 2024 Form 10-K.

Net income for 2025 was $7.0 billion, or $16.59 per diluted common share, an increase of $1.0 billion, or 18%, compared to net income of $6.0 billion, or $13.74 per diluted common share, for 2024. The increase was primarily due to higher net interest income and noninterest income, partially offset by higher noninterest expense.

Net Interest Income

Table 3: Summarized Average Balances and Net Interest Income (a)

Year ended December 31 Dollars in millions	2025			2024		
	Average Balances	Average Yields/ Rates	Interest Income/ Expense	Average Balances	Average Yields/ Rates	Interest Income/ Expense
Assets						
Interest-earning assets						
Investment securities	$ 142,697	3.29 %	$ 4,694	$ 140,742	2.94 %	$ 4,144
Loans	323,381	5.74 %	18,569	319,794	6.08 %	19,456
Interest-earning deposits with banks (b)	33,360	4.31 %	1,439	43,145	5.34 %	2,303
Other	13,245	5.45 %	722	9,135	6.70 %	612
Total interest-earning assets/interest income	$ 512,683	4.96 %	25,424	$ 512,816	5.17 %	26,515
Liabilities						
Interest-bearing liabilities						
Interest-bearing deposits	$ 335,529	2.23 %	7,497	$ 324,435	2.59 %	8,401
Borrowed funds	64,101	5.30 %	3,400	74,061	6.05 %	4,484
Total interest-bearing liabilities/interest expense	$ 399,630	2.73 %	10,897	$ 398,496	3.23 %	12,885
Interest rate spread		2.23 %			1.94 %	
Impact of noninterest-bearing sources		0.60			0.72	
Net interest margin/income (non-GAAP)		2.83 %	14,527		2.66 %	13,630
Taxable-equivalent adjustments			(117)			(131)
Net interest income (GAAP)			$ 14,410			$ 13,499

(a) Interest income calculated as taxable-equivalent interest income. To provide more meaningful comparisons of interest income and yields for all interest-earning assets, as well as net interest margins, we use interest income on a taxable-equivalent basis in calculating average yields and net interest margins by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement. For more information, see Table 38 Reconciliation of Taxable-Equivalent Net Interest Income (non-GAAP) of this Item 7.

(b) Interest income from Interest-earning deposits with banks primarily includes interest earned on our balances held with the FRB and is reported as Other interest income on our Consolidated Income Statement.

Changes in net interest income and margin result from the interaction of the volume and composition of interest-earning assets and related yields, interest-bearing liabilities and related rates paid, and noninterest-bearing sources of funding. See the Average Consolidated Balance Sheet and Net Interest Analysis section of this Item 7 for additional information.

Net interest income increased $0.9 billion, or 7%, and net interest margin increased 17 basis points in 2025 compared with 2024 and reflected lower funding costs, the continued benefit of fixed rate asset repricing and loan growth.

Average investment securities increased $2.0 billion, or 1%, driven by net purchase activity of residential mortgage-backed securities and U.S. Treasury and government agency securities. Average investment securities represented 28% of average interest-earning assets in 2025 compared to 27% in 2024.

Average loans increased $3.6 billion, or 1%, primarily due to growth in commercial and industrial loans, partially offset by a decline in commercial and residential real estate loans. Average loans represented 63% of average interest-earning assets in 2025 compared to 62% in 2024.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 37

Average interest-earning deposits with banks decreased $9.8 billion, or 23%, primarily due to lower borrowed funds outstanding and increased loan balances, partially offset by higher deposit balances.

Average interest-bearing deposits increased $11.1 billion, or 3%, reflecting growth in commercial and consumer deposits, partially offset by lower brokered time deposits. In total, average interest-bearing deposits represented 84% of average interest-bearing liabilities in 2025 compared to 81% in 2024.

Average borrowed funds decreased $10.0 billion, or 13%, primarily due to lower FHLB advances, partially offset by higher senior debt outstanding.

Further details regarding average loans and deposits are included in the Business Segments Review section of this Item 7.

Noninterest Income

Table 4: Noninterest Income

Year ended December 31			Change	
Dollars in millions	2025	2024	$	%
Noninterest income				
Asset management and brokerage	$ 1,597	$ 1,485	$ 112	8 %
Capital markets and advisory	1,548	1,250	298	24 %
Card and cash management	2,899	2,770	129	5 %
Lending and deposit services	1,310	1,259	51	4 %
Residential and commercial mortgage	571	581	(10)	(2)%
Other income				
Gain on Visa shares exchange program	—	754	(754)	*
Securities gains (losses)	(9)	(500)	491	*
Other	773	457	316	69 %
Total other income	764	711	53	7 %
Total noninterest income	$ 8,689	$ 8,056	$ 633	8 %

*- Not Meaningful

Noninterest income as a percentage of total revenue was 38% for 2025 and 37% for 2024.

Asset management and brokerage fees increased reflecting the impact of higher average equity markets, higher annuity sales and net inflows. PNC's discretionary client assets under management increased to $234 billion at December 31, 2025 compared to $211 billion at December 31, 2024, primarily due to higher spot equity markets and net inflows. Capital markets and advisory fees increased primarily due to higher merger and acquisition advisory activity and increased trading revenue. Card and cash management revenue growth was driven by higher treasury management fees and increased credit card and debit card revenue. Lending and deposit services grew as a result of increased customer activity and growth in consumer checking accounts. Residential and commercial mortgage decreased due to lower residential mortgage revenue, partially offset by higher commercial mortgage revenue.

Other noninterest income increased reflecting lower negative Visa derivative adjustments and higher private equity revenue. Visa derivative adjustments were negative $114 million in 2025, primarily related to litigation escrow funding, compared to negative $274 million in 2024. Other noninterest income in 2024 included a $754 million gain resulting from PNC's participation in the Visa exchange program and a $497 million loss related to the repositioning of our investment securities portfolio.

Further details regarding our customer-related trading activities are included in the Market Risk Management – Customer-Related Trading Risk portion of the Risk Management section of this Item 7. Further details regarding private and other equity investments are included in the Market Risk Management – Equity and Other Investment Risk section.

38 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Noninterest Expense Table 5: Noninterest Expense Year ended December 31 Change Dollars in millions 2025 2024 $ % Noninterest expense Personnel $ 7,782 $ 7,302 $ 480 7 % Occupancy 962 954 8 1 % Equipment 1,606 1,527 79 5 % Marketing 378 362 16 4 % Other 3,106 3,379 (273) (8) % Total noninterest expense $ 13,834 $ 13,524 $ 310 2 % Noninterest expense increased compared to 2024, driven by higher personnel costs, including higher variable compensation associated with increased business activity. These increases were partially offset by a decrease to other noninterest expense, primarily due to lower FDIC assessment expenses. Other noninterest expense in 2025 included a $108 million accrual release related to the FDIC’s special assessment. Other noninterest expense in 2024 included a $120 million PNC Foundation contribution expense in the second quarter and $112 million in costs related to the FDIC’s special assessment. Noninterest expense in 2024 also included $97 million of impairments in the fourth quarter, primarily related to technology investments. We exceeded our 2025 continuous improvement program savings goal of $350 million. Our goal for 2026 is $350 million. Effective Income Tax Rate The effective income tax rate was 17.5% for 2025 compared with 17.8% for 2024. Both periods included the favorable resolution of certain tax matters. The effective tax rate is generally lower than the statutory rate primarily due to tax credits we receive from our investments in low- income housing and new markets investments, as well as earnings on other tax exempt investments. Additional information regarding our effective tax rate is included in the Reconciliation of Statutory and Effective Tax Rates table in Note 18 Income Taxes. Provision for Credit Losses Table 6: Provision for Credit Losses Year ended December 31 Dollars in millions 2025 2024 Provision for (recapture of) credit losses Loans and leases $ 660 $ 741 Unfunded lending related commitments 97 56 Investment securities 1 (10) Other financial assets 21 2 Total provision for credit losses $ 779 $ 789 Provision for credit losses of $779 million for 2025 was driven by a net increase in the ACL, primarily due to commercial and industrial portfolio activity and changes to macroeconomic scenarios, partially offset by commercial real estate portfolio activity. The PNC Financial Services Group, Inc. – 2025 Form 10-K 39

CONSOLIDATED BALANCE SHEET REVIEW The summarized balance sheet data in Table 7 is based upon our Consolidated Balance Sheet in Item 8 of this Report. For additional detail of the comparison of 2024 over 2023, see the Consolidated Balance Sheet Review section in our 2024 Form 10-K. Table 7: Summarized Balance Sheet Data December 31 December 31 Change Dollars in millions 2025 2024 $ % Assets Interest-earning deposits with banks $ 32,936 $ 39,347 $ (6,411) (16) % Loans held for sale 1,939 850 1,089 128 % Investment securities 138,240 139,732 (1,492) (1) % Loans 331,481 316,467 15,014 5 % Allowance for loan and lease losses (4,410) (4,486) 76 2 % Mortgage servicing rights 3,659 3,711 (52) (1) % Goodwill 10,959 10,932 27 — % Other 58,768 53,485 5,283 10 % Total assets $ 573,572 $ 560,038 $ 13,534 2 % Liabilities Deposits $ 440,866 $ 426,738 $ 14,128 3 % Borrowed funds 57,101 61,673 (4,572) (7) % Allowance for unfunded lending related commitments 818 719 99 14 % Other 14,151 16,439 (2,288) (14) % Total liabilities 512,936 505,569 7,367 1 % Equity Total shareholders’ equity 60,585 54,425 6,160 11 % Noncontrolling interests 51 44 7 16 % Total equity 60,636 54,469 6,167 11 % Total liabilities and equity $ 573,572 $ 560,038 $ 13,534 2 % Our balance sheet was well positioned at December 31, 2025. In comparison to December 31, 2024: • Total assets increased primarily due to higher loan balances, partially offset by lower balances held with the FRB. • Total liabilities increased driven by higher deposit balances, partially offset by lower borrowed funds. • Total equity increased due to the benefit of net income and an improvement in AOCI, partially offset by dividends paid and common shares repurchased. The following discussion provides additional information about the major components of our balance sheet. Information regarding our ACL related to total loans is included in the Credit Risk Management section and Critical Accounting Estimates and Judgments section of this Item 7, Note 1 Accounting Policies and Note 3 Loans and Related Allowance for Credit Losses. Information regarding our capital and regulatory compliance is included in the Liquidity and Capital Management portion of the Risk Management section of this Item 7 and in Note 19 Regulatory Matters. 40 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Loans

Table 8: Loans

Dollars in millions	December 31 2025	December 31 2024	Change $	Change %
Commercial				
Commercial and industrial	$ 195,723	$ 175,790	$ 19,933	11 %
Commercial real estate	29,565	33,619	(4,054)	(12)%
Equipment lease financing	7,175	6,755	420	6 %
Total commercial	232,463	216,164	16,299	8 %
Consumer				
Residential real estate	43,760	46,415	(2,655)	(6)%
Home equity	25,941	25,991	(50)	— %
Automobile	16,591	15,355	1,236	8 %
Credit card	7,014	6,879	135	2 %
Education	1,468	1,636	(168)	(10)%
Other consumer	4,244	4,027	217	5 %
Total consumer	99,018	100,303	(1,285)	(1)%
Total loans	$ 331,481	$ 316,467	$ 15,014	5 %

Commercial loans increased driven by growth in the commercial and industrial portfolio, reflecting new production, partially offset by lower commercial real estate loans.

Consumer loans decreased primarily due to lower residential real estate loans as paydowns outpaced originations, partially offset by growth in the auto loan portfolio.

For additional information regarding our loan portfolio, see the Credit Risk Management portion of the Risk Management section, Note 1 Accounting Policies and Note 3 Loans and Related Allowance for Credit Losses.

Investment Securities

Investment securities of $138.2 billion at December 31, 2025 decreased $1.5 billion, or 1%, compared to December 31, 2024 primarily due to net paydowns and maturities in the held-to-maturity portfolio, partially offset by net purchase activity in the available-for-sale portfolio.

The level and composition of the investment securities portfolio fluctuates over time based on many factors, including market conditions, loan and deposit growth and balance sheet management activities. We manage our investment securities portfolio to optimize returns, while providing a reliable source of liquidity for our banking and other activities, considering the LCR, NSFR and other internal and external guidelines and constraints.

Table 9: Investment Securities (a)

	December 31, 2025		December 31, 2024	
Dollars in millions	Amortized Cost (b)	Fair Value	Amortized Cost (b)	Fair Value
U.S. Treasury and government agencies	$ 50,559	$ 50,141	$ 53,382	$ 52,075
Agency residential mortgage-backed	75,028	71,386	73,760	67,117
Non-agency residential mortgage-backed	664	759	744	822
Agency commercial mortgage-backed	4,486	4,472	3,032	2,875
Non-agency commercial mortgage-backed (c)	584	582	1,542	1,523
Asset-backed (d)	4,087	4,177	5,733	5,793
Other debt (e)	4,594	4,597	4,998	4,892
Total investment securities (f)	$ 140,002	$ 136,114	$ 143,191	$ 135,097

(a) Of our total securities portfolio, 97% were rated AAA/AA at both December 31, 2025 and 2024.
(b) Amortized cost is presented net of the allowance for investment securities, which totaled $66 million at December 31, 2025 and primarily related to non-agency commercial mortgage-backed securities. The comparable amount at December 31, 2024 was $91 million.
(c) Collateralized primarily by multifamily housing, office buildings, retail properties, lodging properties and industrial properties.
(d) Collateralized primarily by consumer credit products, corporate debt and government guaranteed education loans.
(e) Includes state and municipal securities and corporate bonds.
(f) Includes available-for-sale and held-to-maturity securities, which are recorded on our balance sheet at fair value and amortized cost, respectively.

Table 9 presents our investment securities portfolio by amortized cost and fair value. The difference between fair value and amortized cost at December 31, 2025 primarily reflected the impact of interest rate changes on the valuation of fixed-rate securities. We

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 41

continually monitor the credit risk in our portfolio and maintain the allowance for investment securities at an appropriate level to absorb expected credit losses on our investment securities portfolio for the remaining contractual term of the securities adjusted for expected prepayments. See Note 2 Investment Securities for additional details regarding the allowance for investment securities.

The duration of investment securities was 3.5 years at both December 31, 2025 and 2024. We estimate that at December 31, 2025 the effective duration of investment securities was 3.5 years for an immediate 50 basis points parallel increase in interest rates and 3.4 years for an immediate 50 basis points parallel decrease in interest rates. Comparable amounts at December 31, 2024 for the effective duration of investment securities were 3.4 years and 3.5 years, respectively.

Based on expected prepayment speeds, the weighted-average expected maturity of the investment securities portfolio was 5.2 years and 5.3 years at December 31, 2025 and 2024, respectively.

Table 10: Weighted-Average Expected Maturities of Mortgage and Asset-Backed Debt Securities

December 31, 2025	Years
Agency residential mortgage-backed	6.6
Non-agency residential mortgage-backed	9.8
Agency commercial mortgage-backed	4.0
Non-agency commercial mortgage-backed	0.6
Asset-backed	1.9

Additional information regarding our investment securities portfolio is included in Note 2 Investment Securities and Note 14 Fair Value.

Funding Sources

Table 11: Details of Funding Sources

	December 31	December 31	Change	
Dollars in millions	2025	2024	$	%
Deposits				
Noninterest-bearing	$ 91,748	$ 92,641	$ (893)	(1)%
Interest-bearing				
Money market	79,334	73,801	5,533	7 %
Demand	137,469	128,810	8,659	7 %
Savings	98,312	97,147	1,165	1 %
Time deposits (a)	34,003	34,339	(336)	(1)%
Total interest-bearing deposits	349,118	334,097	15,021	4 %
Total deposits	440,866	426,738	14,128	3 %
Borrowed funds				
Federal Home Loan Bank advances	13,000	22,000	(9,000)	(41)%
Senior debt	38,642	32,497	6,145	19 %
Subordinated debt	3,016	4,104	(1,088)	(27)%
Other	2,443	3,072	(629)	(20)%
Total borrowed funds	57,101	61,673	(4,572)	(7)%
Total funding sources	$ 497,967	$ 488,411	$ 9,556	2 %

(a) Includes $3.6 billion of certain brokered time deposits accounted for under the fair value option at December 31, 2025.

Deposits are considered an attractive source of funding due to their stability and relatively low cost to fund. Compared to December 31, 2024, our funding source composition included higher deposit balances partially offset by lower borrowed funds, primarily related to decreased FHLB advances. This shift in composition contributed to the decrease in funding costs for the year ended December 31, 2025 compared to the same period in 2024.

Total deposits increased compared to December 31, 2024 as higher interest-bearing deposits were partially offset by lower noninterest-bearing deposits. The increase in interest-bearing deposits was due to higher commercial and consumer deposits, partially offset by lower brokered time deposits. The decrease in noninterest-bearing deposits reflected lower commercial balances, partially offset by higher consumer balances. Our total brokered deposit balances of $5.1 billion at December 31, 2025 and $7.3 billion at December 31, 2024, were significantly below both our internal and regulatory guidelines and limits.

Borrowed funds decreased primarily due to lower FHLB advances, partially offset by higher senior debt outstanding.

42 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The level and composition of borrowed funds fluctuates over time based on many factors, including market conditions, capital considerations, and funding needs, which are primarily driven by changes in loan, deposit and investment securities balances. While our largest source of liquidity on a consolidated basis is the customer deposit base generated by our banking businesses, we also manage our borrowed funds to provide a reliable source of liquidity for our banking and other activities, considering our LCR and NSFR requirements and other internal and external guidelines and constraints. See the Supervision and Regulation section of Item 1 Business, the Liquidity and Capital Management portion of the Risk Management section of this Item 7 and Note 19 Regulatory Matters for additional information regarding our 2025 liquidity and capital activities. See Note 9 Borrowed Funds for additional information related to our borrowings. See the Average Consolidated Balance Sheet and Net Interest Analysis and Analysis of Year- to-Year Changes in Net Interest Income sections of this Item 7 for additional information on year-over-year volume and related funding cost changes. Shareholders’ Equity Total shareholders’ equity of $60.6 billion at December 31, 2025 increased $6.2 billion compared to December 31, 2024, primarily due to the benefit of net income of $7.0 billion and an improvement in AOCI of $3.2 billion, partially offset by dividends paid of $3.0 billion and common share repurchases of $1.2 billion. BUSINESS SEGMENTS REVIEW We have three reportable business segments: Retail Banking, Corporate & Institutional Banking and the Asset Management Group. Our reportable business segments are defined by the nature of products and services, types of customers, methods used to distribute products or provide services and similar financial performance. Total business segment financial results differ from our consolidated reporting due to the remaining corporate operations, or other activities, that do not meet the criteria for disclosure as a separate reportable business. These other activities include residual activities such as asset and liability management activities including net securities gains or losses, ACL for investment securities, certain trading activities, certain runoff consumer loan portfolios, private equity investments, intercompany eliminations, corporate overhead net of allocations, tax adjustments that are not allocated to business segments, exited businesses and the residual impact from FTP operations. See Table 119 in Note 22 Segment Reporting for additional information. Certain amounts included in this Business Segments Review differ from those amounts shown in Note 22, primarily due to the presentation in this Financial Review of business net interest income on a taxable-equivalent basis. See Note 22 Segment Reporting for additional information on our business segments, including a description of each business. The PNC Financial Services Group, Inc. – 2025 Form 10-K 43

Retail Banking

Retail Banking's core strategy is to build lifelong, primary relationships by creating a sense of financial well-being and ease for our clients. Over time, we seek to deepen those relationships by meeting the broad range of our clients' financial needs across savings, liquidity, lending, payments, investment and retirement solutions. We work to deliver these solutions in the most seamless and efficient way possible, meeting our customers where they are—whether in a branch, through digital channels, at an ATM or through our phone-based customer contact centers—while continuously optimizing the cost to sell and service. We believe that, over time, we can grow our customer base, enhance the breadth and depth of our client relationships and improve our efficiency through differentiated products and leading digital channels.

Table 12: Retail Banking Table

(Unaudited) Year ended December 31 Dollars in millions, except as noted	2025	2024	Change $	Change %
Income Statement				
Net interest income (a)(b)	$ 11,815	$ 10,965	$ 850	8 %
Noninterest income	3,048	3,582	(534)	(15)%
Total revenue (a)(b)	14,863	14,547	316	2 %
Provision for credit losses	532	362	170	47 %
Noninterest expense (c)				
Personnel	2,141	2,149	(8)	— %
Segment allocations (d)	3,944	3,774	170	5 %
Depreciation and amortization	365	300	65	22 %
Other (e)	1,260	1,307	(47)	(4)%
Total noninterest expense	7,710	7,530	180	2 %
Pre-tax earnings (a)(b)	6,621	6,655	(34)	(1)%
Income taxes (a)(b)	1,541	1,553	(12)	(1)%
Noncontrolling interests	35	39	(4)	(10)%
Earnings (a)(b)	$ 5,045	$ 5,063	$ (18)	— %
Average Balance Sheet				
Loans held for sale	$ 804	$ 746	$ 58	8 %
Loans (a)				
Consumer				
Residential real estate	$ 34,299	$ 36,099	$ (1,800)	(5)%
Home equity	24,551	24,587	(36)	— %
Automobile	15,858	14,960	898	6 %
Credit card	6,592	6,838	(246)	(4)%
Education	1,568	1,787	(219)	(12)%
Other consumer	1,780	1,763	17	1 %
Total consumer	84,648	86,034	(1,386)	(2)%
Commercial	12,629	12,781	(152)	(1)%
Total loans	$ 97,277	$ 98,815	$ (1,538)	(2)%
Total assets (a)	$ 114,263	$ 116,842	$ (2,579)	(2)%
Deposits (a)				
Noninterest-bearing	$ 52,101	$ 53,143	$ (1,042)	(2)%
Interest-bearing (b)	190,841	186,740	4,101	2 %
Total deposits	$ 242,942	$ 239,883	$ 3,059	1 %
Performance Ratios (a)(b)				
Return on average assets	4.42 %	4.33 %		
Noninterest income to total revenue	21 %	25 %		
Efficiency	52 %	52 %		

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44 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

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Year ended December 31 Dollars in millions, except as noted	2025	2024	Change $	Change %
Supplemental Noninterest Income Information				
Asset management and brokerage	$ 611	$ 552	$ 59	11 %
Card and cash management	$ 1,286	$ 1,263	$ 23	2 %
Lending and deposit services	$ 772	$ 744	$ 28	4 %
Residential and commercial mortgage	$ 293	$ 342	$ (49)	(14)%
Other income - Gain on Visa shares exchange program	$ —	$ 754	$ (754)	*
Residential Mortgage Information				
Residential mortgage servicing statistics (f)				
Serviced portfolio balance (in billions) (g)	$ 198	$ 197	$ 1	1 %
MSR asset value (g)	$ 2,638	$ 2,626	$ 12	— %
Servicing income:				
Servicing fees, net (h)	$ 254	$ 287	$ (33)	(11)%
Mortgage servicing rights valuation, net of economic hedge	$ 11	$ 5	$ 6	120 %
Residential mortgage loan statistics				
Loan origination volume (in billions)	$ 5.8	$ 6.4	$ (0.6)	(9)%
Loan sale margin percentage	1.32 %	1.76 %		
Other Information				
Credit-related statistics				
Nonperforming assets (g)	$ 840	$ 848	$ (8)	(1)%
Net charge-offs - loans and leases	$ 506	$ 570	$ (64)	(11)%
Other statistics				
Branches (g)(i)	2,224	2,234	(10)	— %
Brokerage account client assets (in billions) (g)(j)	$ 91	$ 84	$ 7	8 %

*- Not Meaningful

(a) During the second quarter of 2025, certain loans and deposits, and the associated income statement impact, were transferred from the Asset Management Group to Retail Banking to better align products and services with the appropriate business segment. Prior periods have been adjusted to conform with the current presentation.

(b) During the second quarter of 2025, brokered time deposits, and the associated income statement impact, were reclassified from Retail Banking to other activities, reflecting their use for asset and liability management. Prior periods have been adjusted to conform with the current presentation.

(c) As a result of an organizational realignment, certain expenses were reclassified as corporate operations and were moved from Retail Banking to other activities during the second quarter of 2025. Prior periods have been adjusted to conform with the current presentation.

(d) Represents expense allocations for corporate overhead services used by each business segment; primarily comprised of technology, human resources and occupancy-related allocations.

(e) Other is primarily comprised of other direct expenses including outside services and equipment expense. Amounts for 2024 also include asset impairments primarily related to technology investments.

(f) Represents mortgage loan servicing balances for third parties and the related income.

(g) As of December 31.

(h) Servicing fees net of impact of decrease in MSR value due to passage of time, which includes the impact from regularly scheduled loan principal payments, prepayments and loans paid off during the period.

(i) Reflects all branches excluding standalone mortgage offices and satellite offices (e.g., drive-ups, electronic branches and retirement centers) that provide limited products and/or services.

(j) Includes cash and money market balances.

Retail Banking earnings were stable in 2025 compared with 2024 as lower noninterest income, higher noninterest expense and higher provision for credit losses, was offset by an increase in net interest income.

Net interest income increased in the comparison due to wider interest rate spreads on the value of deposits.

Noninterest income decreased in the comparison driven by a gain of $754 million from the Visa exchange program that occurred in the second quarter of 2024 and lower residential mortgage fees, partially offset by lower negative Visa derivative adjustments and increased business activity.

Provision for credit losses primarily reflected portfolio activity.

Noninterest expense increased in the comparison primarily due to technology investments and higher marketing spend.

Retail Banking average total loans decreased in 2025 compared to 2024. Average consumer loans decreased as growth in the automobile portfolio was more than offset by lower residential real estate, as a result of paydowns outpacing new volume, lower credit card loan balances, and continued declines in education loans. Average commercial loans, primarily consisting of business banking loans, were stable in the comparison.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **45**

Our focus on growing primary customer relationships is at the core of our deposit strategy in Retail, which is based on attracting and retaining stable, low-cost deposits as a key funding source for PNC. We have taken a disciplined approach to pricing, focused on retaining relationship-based balances and executing on targeted deposit growth and retention strategies aimed at more rate-sensitive customers. Our goal with regard to deposits is to optimize balances, economics and long-term customer growth. In 2025, average total deposits increased compared to 2024, driven by higher consumer time deposits.

Retail Banking continues to enhance the customer experience with refinements to product and service offerings that drive value for consumers and small businesses. As part of our strategic focus on growing customers and meeting their financial needs, we operate and continue to optimize a coast-to-coast network of retail branches and ATMs, which are complemented by PNC's suite of digital capabilities. In 2024, PNC announced it would be investing approximately $1.5 billion, over the next five years, to open more than 200 new branches in key locations, including Atlanta, Austin, Charlotte, Dallas, Denver, Houston, Miami, Orlando, Phoenix, Raleigh, San Antonio, and Tampa, while completing renovations of 1,400 existing locations across the country during the same time period. Additionally, in the fourth quarter of 2025, PNC announced that it was increasing the investment by $0.5 billion, to open an additional 100 branches in markets including Nashville, Chicago, Sarasota, and Winston-Salem and re-affirmed plans to complete the renovation of 100% of the branch network by 2029.

Corporate & Institutional Banking

Corporate & Institutional Banking's strategy is to be the leading relationship-based provider of traditional banking products and services to its customers through the economic cycles. We aim to grow our market share and drive higher returns by delivering value-added solutions that help our clients better run their organizations, all while maintaining prudent risk and expense management. We continue to focus on building client relationships where the risk-return profile is attractive. We are a coast-to-coast franchise and our full suite of commercial products and services is offered nationally.

Table 13: Corporate & Institutional Banking Table

(Unaudited) Year ended December 31 Dollars in millions	2025	2024	Change $	Change %
Income Statement				
Net interest income	$ 6,983	$ 6,412	$ 571	9 %
Noninterest income	4,342	3,927	415	11 %
Total revenue	11,325	10,339	986	10 %
Provision for credit losses	291	453	(162)	(36)%
Noninterest expense				
Personnel	1,621	1,508	113	7 %
Segment allocations (a)	1,573	1,497	76	5 %
Depreciation and amortization	201	202	(1)	— %
Other (b)	594	557	37	7 %
Total noninterest expense	3,989	3,764	225	6 %
Pre-tax earnings	7,045	6,122	923	15 %
Income taxes	1,579	1,374	205	15 %
Noncontrolling interests	20	19	1	5 %
Earnings	$ 5,446	$ 4,729	$ 717	15 %
Average Balance Sheet				
Loans held for sale	$ 590	$ 384	$ 206	54 %
Loans				
Commercial				
Commercial and industrial	$ 172,058	$ 163,220	$ 8,838	5 %
Commercial real estate	30,620	34,208	(3,588)	(10)%
Equipment lease financing	6,839	6,556	283	4 %
Total commercial	209,517	203,984	5,533	3 %
Consumer	3	3	—	— %
Total loans	$ 209,520	$ 203,987	$ 5,533	3 %
Total assets	$ 235,289	$ 228,349	$ 6,940	3 %
Deposits				
Noninterest-bearing	$ 39,686	$ 42,081	$ (2,395)	(6)%
Interest-bearing	113,720	102,931	10,789	10 %
Total deposits	$ 153,406	$ 145,012	$ 8,394	6 %
Performance Ratios				
Return on average assets	2.31 %	2.07 %		
Noninterest income to total revenue	38 %	38 %		
Efficiency	35 %	36 %		

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46 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

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(Unaudited) Year ended December 31 Dollars in millions	2025	2024	Change $	Change %
Other Information				
Consolidated revenue from: (c)				
Treasury Management (d)	$ 4,443	$ 3,922	$ 521	13 %
Commercial mortgage banking activities:				
Commercial mortgage loans held for sale (e)	$ 107	$ 81	$ 26	32 %
Commercial mortgage loan servicing income (f)	446	353	93	26 %
Commercial mortgage servicing rights valuation, net of economic hedge	159	147	12	8 %
Total	$ 712	$ 581	$ 131	23 %
Commercial mortgage servicing statistics				
Serviced portfolio balance (in billions) (g) (h)	$ 294	$ 290	$ 4	1 %
MSR asset value (g)	$ 1,021	$ 1,085	$ (64)	(6)%
Average loans by C&IB business				
Corporate Banking	$ 124,484	$ 116,494	$ 7,990	7 %
Real Estate	42,121	46,061	(3,940)	(9)%
Business Credit	31,647	29,690	1,957	7 %
Commercial Banking	7,196	7,450	(254)	(3)%
Other	4,072	4,292	(220)	(5)%
Total average loans	$ 209,520	$ 203,987	$ 5,533	3 %
Credit-related statistics				
Nonperforming assets (g)	$ 1,375	$ 1,368	$ 7	1 %
Net charge-offs - loans and leases	$ 249	$ 484	$ (235)	(49)%

(a) Represents expense allocations for corporate overhead services used by each business segment; primarily comprised of technology, human resources and occupancy-related allocations.
(b) Other is primarily comprised of other direct expenses including outside services and equipment expense.
(c) See the additional revenue discussion regarding treasury management and commercial mortgage banking activities in the Product Revenue section of this Corporate & Institutional Banking section.
(d) Amounts are reported in net interest income and noninterest income.
(e) Represents commercial mortgage banking income for valuations on commercial mortgage loans held for sale and related commitments, derivative valuations, origination fees, gains on sale of loans held for sale and net interest income on loans held for sale.
(f) Represents net interest income and noninterest income from loan servicing, net of reduction in commercial mortgage servicing rights due to time and payoffs. Commercial mortgage servicing rights valuation, net of economic hedge is shown separately.
(g) As of December 31.
(h) Represents balances related to capitalized servicing.

Corporate & Institutional Banking earnings increased $717 million in 2025 compared with 2024 driven by higher revenue and a lower provision for credit losses, partially offset by higher noninterest expense.

Net interest income increased in the comparison primarily due to wider interest rate spreads on the value of deposits and higher average deposit and loan balances, partially offset by narrower interest rate spreads on the value of loans.

Noninterest income increased in the comparison and reflected growth across all categories.

Provision for credit losses was driven by a net increase in the ACL, primarily due to commercial and industrial portfolio activity and changes to macroeconomic scenarios, partially offset by commercial real estate portfolio activity.

Noninterest expense increased in the comparison primarily due to continued investments to support business growth and higher variable compensation associated with increased business activity.

Average loans increased compared with 2024:

- Corporate Banking provides lending, equipment finance, treasury management and capital markets products and services to mid-sized and large corporations, and government and not-for-profit entities. Average loans for this business increased reflecting new production, partially offset by lower average utilization of loan commitments.
- Real Estate provides banking, financing, servicing and technology solutions for commercial real estate clients across the country. Average loans for this business declined largely due to paydowns outpacing new production and lower average utilization of loan commitments.
- Business Credit provides asset-based lending and equipment financing solutions. The loan and lease portfolio is mainly secured by business assets. Average loans for this business increased reflecting a higher average utilization of loan commitments and new production.
- Commercial Banking provides lending, treasury management and capital markets products and services to smaller corporations and businesses. Average loans for this business declined driven by paydowns outpacing new production and lower average utilization of loan commitments.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **47**

The deposit strategy of Corporate & Institutional Banking is to remain disciplined on pricing and focused on growing and retaining relationship-based balances over time, executing on customer and segment-specific deposit growth strategies and continuing to provide funding and liquidity to PNC. Average total deposits increased in 2025 compared to 2024, due to growth in interest-bearing deposits, partially offset by lower noninterest-bearing deposits. We continue to actively monitor the interest rate environment and make adjustments to our deposit strategy in response to evolving market conditions, bank funding needs and client relationship dynamics. Product Revenue In addition to credit and deposit products for commercial customers, Corporate & Institutional Banking offers treasury management capabilities, capital markets and advisory products and services, and commercial mortgage banking activities, for customers of all business segments. On a consolidated basis, the revenue from these other services is included in net interest income and noninterest income, as appropriate. From a business perspective, the majority of the revenue and expense related to these services is reflected in the Corporate & Institutional Banking segment results, with the remainder reflected in the results of other businesses where the customer relationships exist. The Other Information section in Table 13 includes the consolidated revenue to PNC for treasury management and commercial mortgage banking services. A discussion of the consolidated revenue from these services follows. The Treasury Management business provides corporations with cash and investment management services, receivables and disbursement management services, funds transfer services and access to online/mobile information management and reporting services. Treasury management revenue is reported in noninterest income and net interest income. Noninterest income includes treasury management product revenue less earnings credits provided to customers on compensating deposit balances used to pay for products and services. Net interest income includes funding credit from all treasury management customer deposit balances. Compared with 2024, treasury management revenue increased due to wider interest rate spreads on the value of deposits, growth in average deposit balances and higher product revenue. Commercial mortgage banking activities include revenue derived from commercial mortgage servicing (both net interest income and noninterest income), revenue derived from commercial mortgage loans held for sale and hedges related to those activities. Total revenue from commercial mortgage banking activities increased in the comparison primarily due to higher commercial mortgage loan servicing income and revenue from commercial mortgage loans held for sale. Capital markets and advisory includes services and activities primarily related to merger and acquisition advisory, equity capital markets advisory, asset-backed financing, loan syndication, securities underwriting and customer-related trading. The increase in capital markets and advisory fees in the comparison was largely driven by higher merger and acquisition advisory fees, asset-backed financing fees and underwriting fees. 48 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Asset Management Group

The Asset Management Group strives to be a leading relationship-based provider of investment, planning, credit and cash management solutions and fiduciary services to affluent individuals and institutions by endeavoring to proactively deliver value-added ideas, solutions and exceptional service. The Asset Management Group's priorities are to serve our clients' financial objectives, grow and deepen customer relationships and deliver solid financial performance with prudent risk and expense management.

Table 14: Asset Management Group Table

(Unaudited) Year ended December 31 Dollars in millions, except as noted	2025	2024	Change $	Change %
Income Statement				
Net interest income (a)	$ 709	$ 613	$ 96	16 %
Noninterest income	1,001	949	52	5 %
Total revenue (a)	1,710	1,562	148	9 %
Provision for (recapture of) credit losses	(19)	(3)	(16)	*
Noninterest expense				
Personnel	471	472	(1)	— %
Segment allocations (b)	488	454	34	7 %
Depreciation and amortization	38	30	8	27 %
Other (c)	116	117	(1)	(1)%
Total noninterest expense	1,113	1,073	40	4 %
Pre-tax earnings (a)	616	492	124	25 %
Income taxes (a)	144	116	28	24 %
Earnings (a)	$ 472	$ 376	$ 96	26 %
Average Balance Sheet				
Loans				
Consumer				
Residential real estate	$ 9,908	$ 9,920	$ (12)	— %
Other consumer	3,566	3,520	46	1 %
Total consumer	13,474	13,440	34	— %
Commercial	653	761	(108)	(14)%
Total loans	$ 14,127	$ 14,201	$ (74)	(1)%
Total assets (a)	$ 14,548	$ 14,644	$ (96)	(1)%
Deposits (a)				
Noninterest-bearing	$ 1,484	$ 1,560	$ (76)	(5)%
Interest-bearing	25,607	25,832	(225)	(1)%
Total deposits	$ 27,091	$ 27,392	$ (301)	(1)%
Performance Ratios (a)				
Return on average assets	3.24 %	2.57 %		
Noninterest income to total revenue	59 %	61 %		
Efficiency	65 %	69 %		
Other Information				
Nonperforming assets (d)	$ 52	$ 28	$ 24	86 %
Net charge-offs - loans and leases	$ 1	$ 2	$ (1)	(50)%
Client Assets Under Administration (in billions) (d)(e)				
Discretionary client assets under management				
PNC Private Bank	$ 138	$ 129	$ 9	7 %
Institutional Asset Management	96	82	14	17 %
Total discretionary client assets under management	$ 234	$ 211	$ 23	11 %
Nondiscretionary client assets under administration	238	210	28	13 %
Total	$ 472	$ 421	$ 51	12 %

*- Not Meaningful

(a) During the second quarter of 2025, certain loans and deposits, and the associated income statement impact, were transferred from the Asset Management Group to Retail Banking to better align products and services with the appropriate business segment. Prior periods have been adjusted to conform with the current presentation.

(b) Represents expense allocations for corporate overhead services used by each business segment; primarily comprised of technology, human resources and occupancy-related allocations.

(c) Other is primarily comprised of other direct expenses including outside services and equipment expense.

(d) As of December 31.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **49**

(e) Excludes brokerage account client assets. The Asset Management Group consists of two primary businesses: PNC Private Bank and Institutional Asset Management. The PNC Private Bank is focused on being a premier private bank in each of the markets it serves, seeking to deliver high quality banking, trust and investment management services to our emerging affluent, high net worth and ultra-high net worth clients through a broad array of products and services. Institutional Asset Management provides outsourced chief investment officer, custody, cash and fixed income client solutions, and retirement plan fiduciary investment services to institutional clients, including corporations, healthcare systems, insurance companies, municipalities and non-profits. Asset Management Group earnings increased $96 million in 2025 compared with 2024 driven by increased revenue and a higher provision recapture, partially offset by higher noninterest expense. Net interest income increased in the comparison primarily due to wider interest rate spreads on the value of deposits. Noninterest income increased in the comparison driven by higher average equity markets and positive net flows. Noninterest expense increased in the comparison due to continued investments to support business growth. Average total loans and deposits were stable in the comparison. Discretionary client assets under management increased in the comparison and included the impact from higher spot equity markets and positive net flows. RISK MANAGEMENT Enterprise Risk Management We encounter risk as part of the normal course of operating our business. Accordingly, we design our risk governance framework, referred to as the ERM Framework, and risk management processes to help manage this risk. We manage risk in light of our risk appetite to optimize long-term shareholder value while supporting our employees, customers and communities. Our ERM Framework is structurally aligned with regulatory enhanced prudential standards and heightened standards promulgated by the Federal Reserve and OCC, respectively, which establish minimum requirements for the design and implementation of a risk governance framework. This Risk Management section describes our ERM Framework, which consists of seven core components that provide executive management and the Board of Directors with an aggregate view of significant risks impacting the organization. The seven core components are risk culture, enterprise strategy (including risk appetite, strategic planning, capital and liquidity planning and stress testing), risk governance and oversight framework, risk identification, risk assessments, risk controls and monitoring, and risk aggregation and reporting (see the figure below). The overall Risk Management section of this Item 7 also provides an analysis of the firm’s Capital Management and our key areas of risk, which include, but are not limited to Credit, Market, Liquidity and Operational (including Compliance and Information Security). Our use of financial derivatives as part of our overall asset and liability risk management process is also addressed within this Risk Management section. We operate within a rapidly evolving regulatory and financial services environment. Accordingly, we are actively focused on the timely incorporation of applicable regulatory pronouncements and emerging risks into our ERM Framework. 50 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Risk Culture A strong risk culture helps us make well informed decisions, helps ensure individuals conform to the established culture, reduces an individual’s ability to do something for personal gain, and rewards employees for working toward a common goal rather than individual interests. Our risk culture reinforces the appropriate protocols for responsible and ethical behavior. These protocols are especially critical in terms of our risk awareness, risk-taking behavior and risk management practices. Managing risk is every employee’s responsibility. All of our employees, individually and collectively, are responsible for ensuring the organization is performing with the utmost integrity, is applying sound risk management practices and is striving to achieve our stated objectives. All employees are also responsible for understanding our Enterprise Risk Appetite Statement, the ERM Framework and how risk management applies to their respective roles and responsibilities. Employees are encouraged to collaborate across groups to identify and mitigate risks and elevate issues as required. We reinforce risk management responsibilities through a performance management system where employee performance goals include risk management objectives and incentives for employees to reinforce balanced measures of risk-adjusted performance. Proactive and open communication, between groups and up to the Board of Directors, facilitates timely identification and resolution of risk issues. Our multi-level risk committee structure provides formal channels to identify and report risk. Enterprise Strategy We seek to ensure that our overall enterprise strategy is within acceptable risk parameters through our risk appetite, strategic planning, capital and liquidity planning and stress testing processes. These components are reviewed and approved at least annually by the Board of Directors or one of its committees. Risk Appetite: Our risk appetite represents the organization’s desired enterprise risk position, set within our capital-based risk and liquidity capacity to achieve our strategic objectives and business plans. The Enterprise Risk Appetite Statement qualitatively describes the aggregate level of risk we are willing to accept in order to execute our business strategies. Qualitative guiding principles further define each of the risks within our taxonomy to support the risk appetite statement. Risk appetite metrics and limits, including forward-looking metrics, quantitatively measure whether we are operating within our stated risk appetite. Our risk appetite metrics reflect material risks, align with our established Risk Appetite Framework, balance risk and reward, leverage analytics, and are adjusted periodically based on changes in the external and internal risk environments. Strategic Planning: Our enterprise and line of business strategic plans outline major objectives, strategies and goals which are expected to be achieved over the next five years while seeking to ensure we remain compliant with all capital, risk appetite and liquidity targets and guidelines. Our chief executive officer and chief financial officer lead the development of the corporate strategic plan. Capital and Liquidity Planning and Stress Testing: Capital and liquidity planning helps to ensure we are maintaining safe and sound operations and viability. The planning processes and the resulting plans evolve as our overall risks, activities and risk management practices change. Additionally, both plans must align with our strategic planning process. Stress testing is an essential element of the capital planning and liquidity risk management processes. Effective stress testing enables us to consider the estimated effect on the firm’s capital and liquidity positions across various hypothetical macroeconomic scenarios. Risk Governance and Oversight We employ a comprehensive risk management governance framework to help ensure that risks are identified, balanced decisions are made that consider risk and return, and risks are adequately monitored and managed. Risk committees established within this risk governance and oversight framework provide oversight for risk management activities at the Board of Directors, executive, corporate The PNC Financial Services Group, Inc. – 2025 Form 10-K 51

and business levels. Committee composition is designed to provide effective oversight balanced across the three lines of defense in accordance with the OCC’s heightened standards and the Federal Reserve Board’s enhanced prudential standards. See the Supervision and Regulation section in Item 1 of this Report for more information. To help ensure appropriate risks are being taken and effectively managed and controlled, risk is managed across three lines of defense. A summary of the Board of Directors’ and each line of defense’s responsibilities is provided below: Board of Directors – The Board of Directors oversees our risk-taking activities, holds management accountable for adhering to the ERM Framework and is responsible for exercising sound, independent judgment when assessing risk. First line of defense – The front line units are accountable for identifying, owning and managing risks to within acceptable levels while adhering to the ERM Framework. Our businesses strive to enhance risk management and internal control processes within their areas. Integrated and comprehensive processes are designed to adequately manage the business’ risk profile and risk appetite through identifying, assessing, monitoring and reporting risks that may significantly impact each business. Second line of defense – The second line of defense is independent from the first line of defense and is responsible for establishing the risk governance framework and the standards within each independent risk area for identifying, measuring, monitoring, controlling and reporting aggregate risks. As the second line of defense, the independent risk areas monitor the risks generated by the first line of defense, review and challenge the implementation of effective risk management practices, perform independent assessment of risk, and report on issues or exceptions. The risk areas help to ensure processes and controls owned by the businesses are designed and operating as intended. Third line of defense – As the third line of defense, Internal Audit is independent from the first and second lines of defense. Internal Audit provides the Board of Directors and executive management comprehensive assurance on the effectiveness of the ERM Framework and the risk management practices across the organization. Within the three lines of defense, the independent risk organization has sufficient authority to influence material decisions. Our business oversight and decision-making is supported through a governance structure at the Board of Directors and management level. Specific responsibilities include: Board of Directors – Our Board of Directors oversees our business and affairs as managed by our officers and employees. The Board of Directors may receive assistance in carrying out its duties and may delegate authority through standing or special committees. The following provides a summary of some of the key responsibilities of the Board’s standing committees: • Audit Committee: monitors the integrity of our consolidated financial statements; monitors the effectiveness of internal control over financial reporting; monitors compliance with our code of ethics; oversees conduct risk management; evaluates a periodic, independent assessment of subsidiary banks’ overall risk governance and risk management practices; monitors compliance with certain legal and regulatory requirements; evaluates and monitors the qualifications and independence of our independent auditors; and evaluates and monitors the performance of our Internal Audit function and our independent auditors. • Nominating and Governance Committee: oversees the implementation of sound corporate governance principles and practices while promoting the best interests of our shareholders. • Human Resources Committee: oversees the compensation of our executive officers and other specified responsibilities related to human resources matters affecting us, including succession planning; responsible for evaluating the relationship between risk-taking activities and incentive compensation plans. • Risk Committee: oversees the establishment and implementation of our enterprise-wide risk governance framework, including related policies, procedures, activities and processes to identify, assess, monitor, manage and report the organization’s material risks; evaluates and approves our overall risk governance framework (including risk appetite), approves significant changes to the framework and monitors compliance with the framework; reviews capital stress testing and capital management activities and makes related recommendations to the Board as appropriate. • Corporate Responsibility Committee: oversees management’s corporate responsibility efforts, internally and externally, to the extent such corporate responsibility efforts are not specifically within the purview of another Board committee (e.g., climate- related risks and climate-related financial disclosures), including oversight of management’s continued development and evaluation of the appropriate components of such efforts. • Technology Committee: oversees technology strategy and significant technology initiatives and programs, including those that can position the use of technology to drive strategic advantages, and fulfills the oversight responsibilities delegated from the Risk Committee with respect to technology risk, information management and security risks (including data risk, cybersecurity, cyber fraud and physical security risks), and the adequacy of PNC’s business recovery, continuity and contingency plans and test results. 52 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Management Executive Committee – The Management Executive Committee is responsible for guiding the creation and execution of our business strategy across PNC. With this responsibility, the Management Executive Committee executes various strategic approval and review activities, with a focus on capital deployment, business performance and risk management. Corporate Committees – The Corporate Committees generally operate based on the delegated approval authority from a Board- level Committee, the Management Executive Committee or other Corporate Committees. These Committees operate at the senior management level and are designed to facilitate the review, evaluation, oversight and approval of key business and risk activities. Working Committees – Working Committees generally operate on delegated approval authority from a Corporate Committee or other Working Committees. Working Committees are intended to provide oversight of regulatory/legal matters, assist in the implementation of key enterprise-level activities within a business or function and support the oversight of key risk activities. Transactional Committees – Transactional Committees generally operate based on delegated approval authority from a Corporate or Working Committee to approve individual transactions, transactional related activities or movements on the organization’s balance sheet. Policies and Procedures – We have established risk management Policies and Procedures to support our ERM Framework, articulate our risk culture, define the parameters and processes within which employees are to manage risk and conduct our business activities and to provide direction, guidance and clarity on roles and responsibilities to management and the Board of Directors. These Policies and Procedures are organized in a multi-tiered framework and require periodic review and approval by relevant Committees, including where appropriate Committees of the Board of Directors, or management. Risk Identification Risk identification takes place across a variety of risk types throughout the organization. These risk types include, but are not limited to, credit, liquidity, market and operational (which includes, among other types of risk, compliance and information security). Risks are identified based on a balanced use of analytical tools and management judgment for both on- and off-balance sheet exposures. Our governance structure supports risk identification by facilitating assessment of key risk issues, emerging risks and idiosyncratic risks and implementation of mitigation strategies as appropriate. These risks are prioritized based on quantitative and qualitative analysis and assessed against our risk appetite. Multiple tools and approaches are used to help identify and prioritize risks, including Risk Appetite Metrics, Key Risk Indicators, Key Performance Indicators, Risk and Control Self-Assessments, scenario analysis, stress testing and special assessments. Risks are aggregated and assessed within and across risk functions and businesses. The aggregated risk information is reviewed and reported at an enterprise level to the Board of Directors or appropriate committees. This enterprise aggregation and reporting approach promotes the identification and appropriate escalation of material risks across the organization and supports an understanding of the cumulative impact of risk in relation to our risk appetite. Risk Assessments Once risks are identified, they are evaluated based on quantitative and qualitative analysis to determine whether they are material. Risk assessments support the overall management of an effective ERM Framework and help us to control and monitor our actual risk level and risk management effectiveness. Comprehensive, accurate and timely assessments of risk are essential to an effective ERM Framework. Risk assessments also support the implementation of mitigation strategies, or under certain circumstances, the decision to accept the risk (if there are no feasible alternatives to the business need, or the exposure may be significantly reduced or eliminated within a reasonable time frame through the course of business-as-usual activities). As part of the risk assessment processes, effective risk measurement practices are designed to uncover recurring risks that have been experienced in the past; facilitate the monitoring, understanding, analysis and reporting of known risks, including emerging risks; and reveal unanticipated risks that may not be easy to understand or predict. Risk Controls and Monitoring Our ERM Framework consists of policies, procedures, processes, personnel and control systems. Risk controls and limits provide the linkage from our Risk Appetite Statement and associated guiding principles to the risk-taking activities of our businesses. In addition to risk appetite limits, a system of more detailed internal controls exists which oversees and monitors our various processes and functions. These control systems measure performance, help employees make correct decisions, help ensure information is accurate and reliable and facilitate compliance with laws and regulations. We design our monitoring and evaluation of risks and controls to provide assurance that policies, procedures and controls are effective and also to identify potential control improvements. Risk monitoring is a daily, ongoing process used by both the first and second line of defense to help ensure compliance with our ERM Framework. Risk monitoring is accomplished in many ways, including performing risk assessments at the business and risk assessment unit level, monitoring an area’s key controls, the timely reporting of issues and establishing a quality control and/or quality assurance function, as applicable. The PNC Financial Services Group, Inc. – 2025 Form 10-K 53

Risk Aggregation and Reporting
Risk reporting is a comprehensive way to: (i) identify and communicate aggregate risks, including identified concentrations and themes; (ii) escalate instances where we are outside of our risk appetite; (iii) monitor our risk profile in relation to our risk appetite; and (iv) communicate risks and views on the effectiveness of our risk management activities through the governance structure up to the Board of Directors and executive management.

Risk reports are produced at the line of business, functional risk and enterprise levels. Each individual risk report includes an assessment of inherent risk, quality of risk management, residual risk, risk appetite and risk outlook. The enterprise level risk report aggregates material risks identified in the risk area reports and in the business reports to define the enterprise risk profile. The enterprise risk profile is a point-in-time assessment of enterprise risk and represents our overall risk position in relation to the desired enterprise risk appetite. The determination of the enterprise risk profile is based on analysis of quantitative reporting of risk limits and other measures along with qualitative assessments. Quarterly aggregation of risk reports from the risk areas and lines of business is designed to provide a clear view of our risk level relative to our risk appetite. The enterprise level report is provided through the governance structure to the Risk Committee of the Board of Directors.

Credit Risk Management
Credit risk represents the possibility that a customer, counterparty or issuer may not perform in accordance with the contractual terms of their loan, extension of credit or other financial obligation with PNC. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions and certain guarantee contracts. Credit risk is one of our most significant risks. Our processes for managing credit risk are designed to be embedded in our risk culture and in our decision-making processes using a systematic approach whereby credit risks and related exposures are identified and assessed, managed through specific policies and processes, measured and evaluated against our risk appetite and credit concentration limits, and reported, along with specific mitigation activities, to management and the Board of Directors through our governance structure. Our most significant concentration of credit risk is in our loan portfolio.

Loan Portfolio Characteristics and Analysis

Table 15: Details of Loans
In billions


December 31, 2025
$331.5 billion
December 31, 2024
$316.5 billion
$195.7
$175.8
$29.6
$33.6
$7.2
$6.8
$43.8
$46.4
$25.9
$26.0
$16.6
$15.4
$7.0
$6.9
$1.5
$1.6
$4.2
$4.0
Commercial and Industrial
Commercial Real Estate
Equipment Lease Financing
Residential Real Estate
Home Equity
Automobile
Credit Card
Education
Other Consumer

We use several credit quality indicators, as further detailed in Note 3 Loans and Related Allowance for Credit Losses, to monitor and measure our exposure to credit risk within our loan portfolio. The following provides additional information about the significant loan classes that comprise our Commercial and Consumer portfolio segments.

Commercial

Commercial and Industrial
Commercial and industrial loans comprised 59% and 56% of our total loan portfolio at December 31, 2025 and 2024, respectively. The majority of our commercial and industrial loans are secured by collateral that provides a secondary source of repayment should a borrower experience cash generation difficulties. Examples of this collateral include short-term assets, such as accounts receivable, inventory and securities, and long-lived assets, such as equipment, owner-occupied real estate and other business assets.

54 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

We actively manage our commercial and industrial loans to assess any changes (both positive and negative) in the level of credit risk at both the borrower and portfolio level. To evaluate the level of credit risk, we assign internal risk ratings reflecting our estimates of the borrower's PD and LGD for each related credit facility. This two-dimensional credit risk rating methodology provides granularity in the risk monitoring process and is updated on an ongoing basis through our credit risk management processes. In addition to monitoring the level of credit risk, we monitor different sources of concentration risk, including industry concentrations that may exist in our portfolio. Our commercial and industrial portfolio is well-diversified across industries as shown in the following table (based on the North American Industry Classification System).

Table 16: Commercial and Industrial Loans by Industry

	December 31, 2025		December 31, 2024	
Dollars in millions	Amount	% of Total	Amount	% of Total
Commercial and industrial				
Financial services	$ 36,993	19 %	$ 27,737	16 %
Manufacturing	29,769	15	27,700	16
Service providers	24,159	12	21,881	12
Wholesale trade	19,263	10	18,399	10
Real estate related (a)	14,919	8	14,910	8
Technology, media and telecommunications	12,029	6	9,767	6
Retail trade	12,020	6	11,611	7
Health care	8,845	5	9,694	6
Transportation and warehousing	8,610	4	7,320	4
Other industries	29,116	15	26,771	15
Total commercial and industrial loans	$ 195,723	100 %	$ 175,790	100 %

(a) Represents loans to customers in the real estate and construction industries.

Owner occupied commercial real estate loans totaled $9.0 billion and $9.2 billion at December 31, 2025 and 2024, respectively. These loans are categorized as commercial and industrial loans as the credit decisioning for servicing these loans is based on the financial conditions of the owner, not the ability of the collateral to generate income. Owner occupied commercial real estate loans are well-diversified across industries.

<u>*Commercial Real Estate*</u>

Commercial real estate loans of $29.6 billion as of December 31, 2025 comprised $17.4 billion related to commercial mortgages on income-producing properties, $8.2 billion of intermediate-term financing loans and $4.0 billion of real estate construction project loans. At December 31, 2024, comparable amounts were $33.6 billion, $19.3 billion, $8.6 billion and $5.7 billion, respectively. Commercial real estate primarily consists of an investment in land and/or buildings held to generate income which serves as the primary source for the repayment of the loan. However, the disposition of the assigned collateral serves as a secondary source of repayment for the loan should the borrower experience cash generation difficulties.

We monitor credit risk associated with our commercial real estate loans similar to commercial and industrial loans by analyzing PD and LGD. Additionally, risks associated with commercial real estate loans tend to be correlated to the loan structure, collateral location and quality, project progress and business environment. These attributes are also monitored and utilized in assessing credit risk. The portfolio is geographically diverse due to the nature of our business involving clients throughout the U.S.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **55**

The following table presents our commercial real estate loans by geography and property type:

Table 17: Commercial Real Estate Loans by Geography and Property Type

	December 31, 2025		December 31, 2024	
Dollars in millions	Amount	% of Total	Amount	% of Total
Geography (a)				
California	$ 5,248	18 %	$ 5,675	17 %
Florida	3,668	12	3,807	11
Texas	2,950	10	3,763	11
Virginia	1,393	5	1,476	4
Ohio	1,233	4	1,107	3
Nevada	1,203	4	1,043	3
Illinois	1,186	4	1,090	3
Arizona	1,142	4	1,438	4
Pennsylvania	1,093	4	1,213	4
North Carolina	1,063	4	1,150	3
Other	9,386	31	11,857	37
Total commercial real estate loans	$ 29,565	100 %	$ 33,619	100 %
Property Type (a)				
Multifamily	$ 14,655	50 %	$ 16,089	48 %
Office	5,053	17	6,707	20
Industrial/warehouse	4,059	14	3,911	12
Retail	1,891	6	2,090	6
Hotel/motel	1,409	5	1,567	5
Seniors housing	1,340	5	1,731	5
Other	1,158	3	1,524	4
Total commercial real estate loans	$ 29,565	100 %	$ 33,619	100 %

(a) Presented in descending order based on loan balances at December 31, 2025.

Commercial Real Estate: Office Portfolio

Given the fundamental change in office demand, real estate performance related to the office sector continues to be an area of focus. Our office portfolio remains geographically diversified. At December 31, 2025, our outstanding loan balances in the office portfolio totaled $5.1 billion, or 1.5% of total loans, while additional unfunded loan commitments totaled $0.1 billion. Within this population, criticized loans totaled 34.0% and nonperforming loans totaled 11.1%. We have established reserves of 11.0% against office loans, which we believe reflect the expected credit losses in this portfolio.

Continuing in response to structural shifts in office demand, the office portfolio remains a heightened focus with quarterly internal risk ratings, accelerated reappraisal requirements, and elevated credit approval standards. Additionally, active management efforts include ongoing performance assessments as well as the review of available market pricing information, including property valuations. Portfolio updates are distributed to senior management weekly. For information on commercial real estate appraisal procedures, refer to Note 1 Accounting Policies.

Given the ongoing uncertainty in this area, we expect continued stress in the office sector, and a portion of this stress will bear itself out as we work through maturities that will approximate 46.0% through the twelve months ended December 31, 2026. Upon maturity, and where the balance is not paid in full, an extension may be granted because contractual extension terms are met; alternatively, an extension may be granted based on negotiated terms, and a portion of these extensions may involve the curtailment or charge off of principal.

Consumer

Residential Real Estate

Residential real estate loans primarily consist of residential mortgage loans.

We obtain loan attributes at origination, including FICO scores and LTVs, and we update these and other credit metrics at least quarterly. We track borrower performance monthly. We also segment the mortgage portfolio into pools based on product type (*e.g.*, nonconforming or conforming). This information is used for internal reporting and risk management. As part of our overall risk analysis and monitoring, we also segment the portfolio based upon loan delinquency, nonperforming status, modification and bankruptcy status, FICO scores, LTV and geographic concentrations.

56 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table presents certain key statistics related to our residential real estate portfolio:

Table 18: Residential Real Estate Loan Statistics

Dollars in millions	December 31, 2025 Amount	December 31, 2025 % of Total	December 31, 2024 Amount	December 31, 2024 % of Total
Geography (a)				
California	$ 18,726	43 %	$ 19,869	43 %
Texas	3,486	8	3,748	8
Washington	3,183	7	3,481	7
Florida	3,025	7	3,171	7
New Jersey	1,773	4	1,847	4
New York	1,411	3	1,493	3
Arizona	1,247	3	1,340	3
Pennsylvania	1,159	3	1,197	3
Colorado	1,069	2	1,139	2
North Carolina	930	2	963	2
Other	7,751	18	8,167	18
Total residential real estate loans	$ 43,760	100 %	$ 46,415	100 %
	December 31, 2025		December 31, 2024	
Weighted-average loan origination statistics (b)				
Loan origination FICO score		773		773
LTV of loan originations		72 %		73 %

(a) Presented in descending order based on loan balances at December 31, 2025.
(b) Weighted-averages calculated for the twelve months ended December 31, 2025 and 2024, respectively.

We originate residential mortgage loans nationwide through our national mortgage business as well as within our branch network. Residential mortgage loans underwritten to agency standards, including conforming loan amount limits, are typically sold with servicing retained by us. We also originate nonconforming residential mortgage loans that do not meet agency standards, which we retain on our balance sheet. Our portfolio of originated nonconforming residential mortgage loans totaled $39.5 billion at December 31, 2025 with 46% located in California. Comparable amounts at December 31, 2024 were $41.7 billion and 46%, respectively.

Home Equity

Home equity loans of $25.9 billion as of December 31, 2025 were comprised of $22.1 billion of home equity lines of credit and $3.8 billion of closed-end home equity installment loans. At December 31, 2024, comparable amounts were $26.0 billion, $21.3 billion and $4.7 billion, respectively. Home equity lines of credit are a variable interest rate product with fixed rate conversion options available to certain borrowers.

Similar to residential real estate loans, we obtain loan attributes at origination, including FICO scores and LTVs, and we update these and other credit metrics at least quarterly. Borrower performance of this portfolio is tracked on a monthly basis. We also segment the population into pools based on product type (*e.g.*, first lien product and second lien product) and track the historical performance of any related mortgage loans regardless of whether we hold such liens. This information is used for internal reporting and risk management. As part of our overall risk analysis and monitoring, we also segment the portfolio based upon loan delinquency, nonperforming status, modification and bankruptcy status, FICO scores, LTV, lien position and geographic concentration.

The credit performance of the majority of the home equity portfolio where we hold the first lien position is superior to the portion of the portfolio where we hold the second lien position but do not hold the first lien. Lien position information is generally determined at the time of origination and monitored on an ongoing basis for risk management purposes. We use a third-party service provider to obtain updated loan information, including lien and collateral data that is aggregated from public and private sources.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **57**

The following table presents certain key statistics related to our home equity portfolio:

Table 19: Home Equity Loan Statistics

	December 31, 2025		December 31, 2024	
Dollars in millions	Amount	% of Total	Amount	% of Total
Geography (a)				
Pennsylvania	$ 4,330	17 %	$ 4,504	17 %
New Jersey	3,136	12	3,153	12
Florida	2,239	9	2,239	9
Ohio	2,106	8	2,145	8
California	1,794	7	1,743	7
Texas	1,407	5	1,299	5
Maryland	1,202	5	1,209	5
Michigan	1,132	4	1,166	4
Illinois	1,025	4	1,032	4
North Carolina	1,006	4	1,001	4
Other	6,564	25	6,500	25
Total home equity loans	$ 25,941	100 %	$ 25,991	100 %
Lien type				
1st lien		46 %		49 %
2nd lien		54		51
Total		100 %		100 %
	December 31, 2025		December 31, 2024	
Weighted-average loan origination statistics (b)				
Loan origination FICO score		777		773
LTV of loan originations		61 %		62 %

(a) Presented in descending order based on loan balances at December 31, 2025.
(b) Weighted-averages calculated for the twelve months ended December 31, 2025 and 2024, respectively.

Automobile
As of December 31, 2025 total auto loans of $16.6 billion were comprised of $15.6 billion in the indirect auto portfolio and $1.0 billion in the direct auto portfolio. At December 31, 2024, comparable amounts were $15.4 billion, $14.4 billion and $1.0 billion, respectively. The indirect auto portfolio consists of loans originated primarily through independent franchised dealers. This business is strategically aligned with our core retail banking business. For the total auto loan portfolio, the weighted-average loan origination FICO score, calculated using the auto enhanced FICO scale, was 799 and the weighted-average term of loan originations was 71 months for the twelve months ended December 31, 2025. Comparable amounts for the twelve months ended December 31, 2024 were 793 and 71 months, respectively.

We offer both new and used auto financing to customers through our various channels. The portfolio balance was composed of 43% new vehicle loans and 57% used vehicle loans at both December 31, 2025 and 2024.

The auto loan portfolio's performance is measured monthly, including both updated collateral values and FICO scores that are obtained at least quarterly. For internal reporting and risk management, we analyze the portfolio by product channel and product type and regularly evaluate default and delinquency experience. As part of our overall risk analysis and monitoring, we segment the portfolio by geography, channel, collateral attributes and credit metrics which include FICO score, LTV and term.

Nonperforming Assets and Loan Delinquencies

Nonperforming Assets
Nonperforming assets include nonperforming loans and leases, OREO, foreclosed and other assets. Nonperforming loans are those loans accounted for at amortized cost whose credit quality has deteriorated to the extent full collection of contractual principal and interest is not probable. Loans held for sale, certain government insured or guaranteed loans and loans accounted for under the fair value option are excluded from nonperforming loans. See Note 1 Accounting Policies for details on our nonaccrual policies.

58 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table presents a summary of nonperforming assets by major category: Table 20: Nonperforming Assets by Type December 31, 2025 December 31, 2024 Change Dollars in millions $ % Nonperforming loans Commercial $ 1,358 $ 1,462 $ (104) (7)% Consumer (a) 860 864 (4) —% Total nonperforming loans 2,218 2,326 (108) (5)% OREO, foreclosed and other assets (b) 143 31 112 361% Total nonperforming assets $ 2,361 $ 2,357 $ 4 —% Nonperforming loans to total loans 0.67% 0.73 % Nonperforming assets to total loans, OREO, foreclosed and other assets (b) 0.71% 0.74 % Nonperforming assets to total assets 0.41% 0.42 % Allowance for loan and lease losses to nonperforming loans 199% 193 % Allowance for credit losses to nonperforming loans (c) 236% 224% (a) Excludes most unsecured consumer loans and lines of credit, which are charged-off after 120 to 180 days past due and are not placed on nonperforming status. (b) Amounts at December 31, 2025 include $105 million of nonaccrual servicing advances primarily to single asset/single borrower trusts with commercial real estate as collateral. (c) Calculated excluding allowances for investment securities and other financial assets. The following table provides details on the change in nonperforming assets for the years ended December 31, 2025 and 2024: Table 21: Change in Nonperforming Assets In millions 2025 2024 January 1 $ 2,357 $ 2,216 New nonperforming assets 2,066 2,245 Charge-offs and valuation adjustments (478) (685) Principal activity, including paydowns and payoffs (1,015) (1,112) Asset sales and transfers to loans held for sale (128) (53) Returned to performing status (441) (254) December 31 $ 2,361 $ 2,357 As of December 31, 2025, approximately 96% of total nonperforming loans were secured by collateral. Loan Delinquencies We regularly monitor the level of loan delinquencies and believe these levels are a key indicator of credit quality in our loan portfolio. Measurement of delinquency status is based on the contractual terms of each loan. Loans that are 30 days or more past due are considered delinquent. Loan delinquencies include government insured or guaranteed loans, loans accounted for under the fair value option and PCD loans. Amounts exclude loans held for sale. We manage credit risk based on the risk profile of the borrower, repayment sources, underlying collateral, and other support given current events, economic conditions and expectations. We refine our practices to address operating environment changes such as inflation levels, industry specific risks, interest rate levels, the level of consumer savings and deposit balances, and structural and secular changes such as those that arose from the pandemic. We offer loan modifications and collection programs to assist our customers and mitigate losses. The PNC Financial Services Group, Inc. – 2025 Form 10-K 59

The following table presents a summary of accruing loans past due by delinquency status:

Table 22: Accruing Loans Past Due (a)

	Amount		Change		% of Total Loans Outstanding	
Dollars in millions	December 31, 2025	December 31, 2024	$	%	December 31, 2025	December 31, 2024
Early stage loan delinquencies						
Accruing loans past due 30 to 59 days	$ 660	$ 697	$ (37)	(5)%	0.20 %	0.22 %
Accruing loans past due 60 to 89 days	403	288	115	40 %	0.12 %	0.09 %
Total early stage loan delinquencies	1,063	985	78	8 %	0.32 %	0.31 %
Late stage loan delinquencies						
Accruing loans past due 90 days or more	380	397	(17)	(4)%	0.11 %	0.13 %
Total accruing loans past due	$ 1,443	$ 1,382	$ 61	4 %	0.44 %	0.44 %

(a) Past due loan amounts include government insured or guaranteed loans of $0.4 billion at both December 31, 2025 and 2024.

Accruing loans past due 90 days or more continue to accrue interest because they are (i) well secured by collateral and are in the process of collection, (ii) managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines, or (iii) certain government insured or guaranteed loans. As such, they are excluded from nonperforming loans.

Loan Modifications

We may provide relief to our customers experiencing financial hardships through a variety of solutions. Commercial loan and lease modifications are based on each individual borrower's situation, while consumer loan modifications are evaluated under our hardship relief programs. For additional information on our commercial real estate, office-related modification offerings, see the Commercial Real Estate portion of the Credit Risk Management section of this Financial Review.

See Note 3 Loans and Related Allowance for Credit Losses for additional information on loan modifications to borrowers experiencing financial difficulty.

The following table provides details on the contractual maturity ranges and interest sensitivity of our loan classes at December 31, 2025.

Table 23**: **Selected Loan Maturities and Interest Sensitivity

	Loans Due After 1 Year		Contractual Maturity Range				
December 31, 2025 In millions	Predetermined Rate	Floating or Adjustable Rate	1 Year or Less	After 1 Year Through 5 Years	After 5 Years Through 15 Years	After 15 Years	Gross Loans
Commercial							
Commercial and industrial	$ 17,639	$ 122,059	$ 56,025	$ 126,227	$ 12,450	$ 1,021	$ 195,723
Commercial real estate	3,508	13,049	13,008	15,185	1,133	239	29,565
Equipment lease financing	4,859	294	2,022	4,823	330	—	7,175
Total commercial	26,006	135,402	71,055	146,235	13,913	1,260	232,463
Consumer							
Residential real estate	25,828	16,592	1,340	5,374	14,708	22,338	43,760
Home equity	13,241	11,327	1,373	3,852	7,414	13,302	25,941
Automobile	12,607	—	3,984	11,498	1,109	—	16,591
Credit card	—	—	7,014	—	—	—	7,014
Education	548	787	133	519	660	156	1,468
Other consumer	1,184	189	2,871	1,316	57	—	4,244
Total consumer	53,408	28,895	16,715	22,559	23,948	35,796	99,018
Total loans	$ 79,414	$ 164,297	$ 87,770	$ 168,794	$ 37,861	$ 37,056	$ 331,481

Allowance for Credit Losses

Our determination of the ACL is based on historical loss and performance experience, current economic conditions, the reasonable and supportable forecasts of future economic conditions and other relevant factors, including current borrower and/or transaction characteristics and assessments of the remaining estimated contractual term as of the balance sheet date. We maintain the ACL at an appropriate level for expected losses on our existing investment securities, loans, equipment finance leases, other financial assets and unfunded lending related commitments.

Expected losses are estimated primarily using a combination of (i) the expected losses over a reasonable and supportable forecast

60 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

period, (ii) a period of reversion to long run average expected losses, where applicable and (iii) long run average expected losses for the remaining estimated contractual term. We use forward-looking information in estimating expected credit losses for our reasonable and supportable forecast period. For this purpose, we have established a framework which includes a three-year forecast period and the use of four economic scenarios and associated probability weights, which in combination create a forecast of expected economic outcomes. Forward-looking information, such as forecasted relevant macroeconomic variables, is incorporated into the expected credit loss estimates using quantitative macroeconomic models, as well as through analysis from PNC’s economists and management’s judgment. The reversion period is used to bridge our three-year reasonable and supportable forecast period and the long-run average expected credit losses. We consider a number of factors in determining the duration of the reversion period, such as contractual maturity of the asset, observed historical patterns and the estimated credit loss rates at the end of the forecast period relative to the beginning of the long run average period. The reversion period is typically 1-3 years, if not immediate. The long-run average expected credit losses are derived from available historical credit information. We use long-run average expected losses for the portfolio over the estimated remaining contractual term beyond our reasonable and supportable forecast period and the reversion period. The following discussion provides additional information on our reserves for loans and leases as well as unfunded lending related commitments. See Note 1 Accounting Policies for further discussion on our ACL, including details of our methodologies and discussion of the allowances for investment securities and other financial assets. See also the Critical Accounting Estimates and Judgments section of this Report for further discussion of the assumptions used in the determination of the ACL as of December 31, 2025. Allowance for Loan and Lease Losses Our pooled expected credit loss methodology is based upon the quantification of PD, LGD, EAD and the remaining estimated contractual term for a loan, loan segment or lease. We also consider the impact of prepayments and amortization on the estimated contractual term in our expected loss estimates. We use historical data, current borrower characteristics and forecasted economic variables in quantitative methods to estimate these risk parameters by loan, loan segment or lease. PD represents a quantification of risk of the likelihood that a borrower may not be able to pay their contractual obligation over a defined period of time. LGD describes the estimated magnitude of potential loss if a borrower were to default, and EAD (or utilization rates for certain revolving loans) is the estimated balance outstanding at the expected time of default. These parameters are calculated for each forecasted scenario and the long-run average period, and are combined to generate expected loss estimates by scenario in proportion to the scenario weights. For loans and leases that do not share similar risk characteristics with a pool of loans, we establish individually assessed reserves using methods prescribed by GAAP. Reserves for individual commercial nonperforming loans exceeding a defined dollar threshold are based on an analysis of the present value of the loan’s expected future cash flows or the fair value of the collateral, if appropriate under our policy for collateral dependent loans. Commercial nonperforming loans that are below the defined threshold are collectively reserved for, as we believe these loans continue to share similar risk characteristics. For consumer nonperforming loans classified as collateral dependent, charge-off and ALLL related to recovery of amounts previously charged-off are evaluated through an analysis of the fair value of the collateral less costs to sell. While our reserve models and methodologies strive to reflect all relevant expected credit risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between expected and actual outcomes. We may hold additional reserves that are designed to provide coverage for losses attributable to such risks. A portion of the allowance is related to qualitative measurement factors. These factors may include, but are not limited to: • Industry concentrations and conditions, • Changes in market conditions, including regulatory and legal requirements, • Changes in the nature and volume of our portfolio, • Recent credit quality trends, • Recent loss experience in particular portfolios, including specific and unique events, • Recent macroeconomic factors that may not be reflected in the forecast information, • Limitations of available input data, including historical loss information and recent data such as collateral values, • Model imprecision and limitations, • Changes in lending policies and procedures, including changes in loss recognition and mitigation policies and procedures, and • Timing of available information. The PNC Financial Services Group, Inc. – 2025 Form 10-K 61

Allowance for Unfunded Lending Related Commitments

We maintain the allowance for unfunded lending related commitments on off-balance sheet credit exposures that are not unconditionally cancelable, (*e.g.,* unfunded loan commitments, letters of credit and certain financial guarantees) at a level we believe is appropriate as of the balance sheet date to absorb expected credit losses on these exposures. Other than the estimation of the probability of funding, this reserve is estimated in a manner similar to the methodology used for determining reserves for pooled loans and leases. The allowance for unfunded lending related commitments is recorded as a liability on the Consolidated Balance Sheet. Net adjustments to this reserve are included in the provision for credit losses on the Consolidated Income Statement.

The following table summarizes our ACL related to loans:

Table 24: Allowance for Credit Losses by Loan Class (a)

	December 31, 2025			December 31, 2024		
Dollars in millions	Allowance Amount	Total Loans	% of Total Loans	Allowance Amount	Total Loans	% of Total Loans
Allowance for loans and lease losses						
Commercial						
Commercial and industrial	$ 1,947	$ 195,723	0.99 %	$ 1,605	$ 175,790	0.91 %
Commercial real estate	1,057	29,565	3.58 %	1,483	33,619	4.41 %
Equipment lease financing	85	7,175	1.18 %	60	6,755	0.89 %
Total commercial	3,089	232,463	1.33 %	3,148	216,164	1.46 %
Consumer						
Residential real estate	44	43,760	0.10 %	37	46,415	0.08 %
Home equity	271	25,941	1.04 %	266	25,991	1.02 %
Automobile	158	16,591	0.95 %	160	15,355	1.04 %
Credit card	632	7,014	9.01 %	664	6,879	9.65 %
Education	42	1,468	2.86 %	48	1,636	2.93 %
Other consumer	174	4,244	4.10 %	163	4,027	4.05 %
Total consumer	1,321	99,018	1.33 %	1,338	100,303	1.33 %
Total	$ 4,410	$ 331,481	1.33 %	$ 4,486	$ 316,467	1.42 %
Allowance for unfunded lending related commitments	818			719		
Allowance for credit losses	$ 5,228			$ 5,205		
Allowance for credit losses to total loans			1.58 %			1.64 %
Commercial			1.62 %			1.72 %
Consumer			1.47 %			1.47 %

(a) Excludes allowances for investment securities and other financial assets, which together totaled $99 million and $114 million at December 31, 2025 and 2024, respectively.

62 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table summarizes our loan charge-offs and recoveries:

Table 25: Loan Charge-Offs and Recoveries

Year ended December 31 Dollars in millions	Gross Charge-offs	Recoveries	Net Charge-offs / (Recoveries)	% of Average Loans
2025				
Commercial				
Commercial and industrial	$ 362	$ 143	$ 219	0.12 %
Commercial real estate	116	22	94	0.30 %
Equipment lease financing	32	23	9	0.13 %
Total commercial	510	188	322	0.14 %
Consumer				
Residential real estate	8	11	(3)	(0.01)%
Home equity	35	35	—	— %
Automobile	130	94	36	0.23 %
Credit card	320	62	258	3.91 %
Education	16	6	10	0.64 %
Other consumer	157	36	121	2.90 %
Total consumer	666	244	422	0.43 %
Total	$ 1,176	$ 432	$ 744	0.23 %
2024				
Commercial				
Commercial and industrial	$ 328	$ 119	$ 209	0.12 %
Commercial real estate	358	13	345	0.98 %
Equipment lease financing	34	17	17	0.26 %
Total commercial	720	149	571	0.26 %
Consumer				
Residential real estate	3	10	(7)	(0.01)%
Home equity	36	42	(6)	(0.02)%
Automobile	131	97	34	0.23 %
Credit card	355	55	300	4.38 %
Education	19	6	13	0.73 %
Other consumer	171	35	136	3.29 %
Total consumer	715	245	470	0.47 %
Total	$ 1,435	$ 394	$ 1,041	0.33 %

Total net charge-offs decreased $297 million, or 29%, in 2025 compared to 2024. The decrease in the comparison was driven by lower net charge-offs in both our commercial and consumer portfolios, primarily attributable to decreases in commercial real estate and credit card loan classes.

See Note 1 Accounting Policies and Note 3 Loans and Related Allowance for Credit Losses for additional information.

Liquidity and Capital Management

The two fundamental components of liquidity risk are a potential loss assuming we are unable to meet our funding requirements at a reasonable cost, and the potential inability to operate our businesses because adequate contingent liquidity is not available. We manage liquidity risk at the consolidated company level (bank, parent company and all subsidiaries combined) to help ensure that we can obtain cost-effective funding to meet current and future obligations under both normal "business as usual" and stressful circumstances. We also maintain a liquidity position and use liquidity risk management practices that we believe are appropriate considering PNC and PNC Bank's capital adequacy, risk profile, complexity, activities, and size, as well as applicable regulatory liquidity requirements and associated regulatory practices.

We perform ongoing monitoring of liquidity through a series of early warning indicators tailored to PNC's risk profile, complexity, activities, and size that may identify a potential market, or PNC-specific, liquidity stress event. In addition, management performs a set of internal liquidity stress tests over multiple time horizons with varying levels of severity and maintains a contingency funding plan to address a potential liquidity stress event. Liquidity-related risk limits and operating guidelines are established within our Enterprise Liquidity Management Policy covering regulatory metrics and various concentration limits. Management committees, including the ALCO, and the Board of Directors and its Risk Committee regularly review compliance with key established limits. PNC was in compliance with all relevant internal and regulatory liquidity limits and guidelines throughout the year for 2025 and 2024.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **63**

One of the ways we monitor our liquidity is by reference to the LCR, a regulatory minimum liquidity requirement designed to ensure that covered banking organizations maintain an adequate level of liquidity to meet net liquidity needs over the course of a hypothetical 30-day stress scenario. PNC and PNC Bank calculate the LCR daily and are required to maintain a regulatory minimum of 100%. The LCR for both PNC and PNC Bank exceeded the regulatory minimum requirement throughout the year for 2025 and 2024. Fluctuations in our LCR result from changes to the components of the calculation, including high-quality liquid assets and net cash outflows, as a result of ongoing business activity. The NSFR is designed to measure the stability of the maturity structure of assets and liabilities of banking organizations over a one- year time horizon. PNC and PNC Bank calculate the NSFR daily and are required to maintain a regulatory minimum of 100%. The NSFR for PNC and PNC Bank exceeded the regulatory minimum requirement throughout the year for 2025 and 2024. We provide additional information regarding regulatory liquidity requirements and their potential impact on us in the Supervision and Regulation section of Item 1 Business and Item 1A Risk Factors of this Report. Sources of Liquidity Our largest source of liquidity on a consolidated basis is the customer deposit base generated by our banking businesses. These deposits provide relatively stable and low-cost funding. Total deposits increased to $440.9 billion at December 31, 2025 from $426.7 billion at December 31, 2024 as higher interest-bearing deposits were partially offset by lower noninterest-bearing deposits. The increase in interest-bearing deposits was due to higher commercial and consumer deposits, partially offset by lower brokered time deposits. The decrease in noninterest-bearing deposits reflected lower commercial balances, partially offset by higher consumer balances. The aggregate amount of uninsured deposits, based on the regulatory instructions in the Consolidated Reports of Condition and Income - FFIEC 031, was estimated to be $209.3 billion and $194.9 billion at December 31, 2025 and 2024, respectively. The portion of U.S. time deposits in excess of the FDIC insurance limit or similar state deposit regime was $5.2 billion at December 31, 2025. The majority of our uninsured deposits are related to commercial operating and relationship accounts, which we define as commercial deposit customers who utilize two or more PNC products. See the Funding Sources in the Consolidated Balance Sheet Review and the Business Segments Review of this Item 7 for additional information on our deposits and related strategies. We may also obtain liquidity through various forms of funding, such as senior notes, subordinated debt, FHLB advances, securities sold under repurchase agreements, commercial paper and other short-term borrowings. See the Funding Sources in the Consolidated Balance Sheet Review of this Item 7 and Note 9 Borrowed Funds included in this Report for additional information related to our borrowings. Total senior and subordinated debt, on a consolidated basis, increased due to the following activity: Table 26: Senior and Subordinated Debt In billions 2025 January 1 $ 36.6 Issuances 8.0 Calls and maturities (4.0) Other 1.1 December 31 $ 41.7 Additionally, PNC maintains access to contingent funding sources that include unused borrowing capacity and certain liquid assets. PNC has a contingency funding plan designed to ensure that liquidity sources are sufficient to meet ongoing obligations and commitments, particularly in the event of liquidity stress. This plan is designed to examine and quantify the organization’s liquidity under various internal liquidity stress scenarios and is periodically tested to assess the plan’s reliability. Additionally, the plan provides the strategies for addressing liquidity needs and responsive actions we would consider during liquidity stress events, which could include the issuance of incremental debt, preferred stock, or additional deposit actions, including the issuance of brokered time deposits. The plan also addresses the governance, frequency of reporting and the responsibilities of key departments in the event of liquidity stress. 64 The PNC Financial Services Group, Inc. – 2025 Form 10-K

PNC defines our primary contingent liquidity sources as cash held at the FRB, investment securities and unused borrowing capacity at the FHLB and FRB. The following table summarizes our primary contingent liquidity sources at December 31, 2025 and December 31, 2024: Table 27: Primary Contingent Liquidity Sources In billions December 31, 2025 December 31, 2024 Cash balance with Federal Reserve Bank $ 32.0 $ 39.0 Available investment securities (a) 77.2 64.5 Unused borrowing capacity from FHLB (b) 50.7 51.0 Unused borrowing capacity from Federal Reserve Bank (c) 81.5 77.9 Total available contingent liquidity $ 241.4 $ 232.4 (a) Represents the fair value of investment securities that can be used for pledging or to secure other sources of funding. (b) At December 31, 2025, total FHLB borrowing capacity was $64.1 billion and total FHLB advances and letters of credit were $13.4 billion. Comparable amounts at December 31, 2024 were $73.3 billion and $22.3 billion, respectively. (c) Total borrowing capacity with the FRB was $81.5 billion at December 31, 2025 and $77.9 billion at December 31, 2024. PNC had no outstanding borrowings with the FRB at December 31, 2025 and 2024. Bank Liquidity In addition to our primary contingent liquidity sources, under PNC Bank’s 2014 bank note program, as amended, PNC Bank may from time to time offer up to $40.0 billion aggregate principal amount outstanding at any one time of its unsecured senior and subordinated notes with maturity dates more than nine months (in the case of senior notes) and five years or more (in the case of subordinated notes) from their date of issue. At December 31, 2025, PNC Bank’s remaining capacity to issue under the program was $32.0 billion. The following table details PNC Bank note issuances during 2025: Table 28: PNC Bank Notes Issued Issuance Date Amount Description of Issuance May 13, 2025 $1.25 billion $1.25 billion of 4.543% senior fixed-to-floating rate notes with a maturity date of May 13, 2027. Interest is payable semi-annually in arrears at a fixed rate of 4.543% per annum, on May 13 and November 13 of each year, commencing on November 13, 2025. Beginning on May 13, 2026, interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the pricing supplement), plus 0.630%, on August 13, 2026, November 13, 2026, February 13, 2027 and at the maturity date. July 21, 2025 $300 million $300 million of senior floating rate notes with a maturity date of July 21, 2028. Interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using SOFR Index as described in the pricing supplement), plus 0.730%, on January 21, April 21, July 21 and October 21 of each year, commencing on October 21, 2025 until the earlier of the optional redemption date or the maturity date. July 21, 2025 $1.0 billion $1.0 billion of 4.429% senior fixed-to-floating rate notes with a maturity date of July 21, 2028. Interest is payable semi-annually in arrears at a fixed rate of 4.429% per annum, on January 21 and July 21 of each year, commencing on January 21, 2026. Beginning on July 21, 2027, interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the pricing supplement), plus 0.727%, on October 21, 2027, January 21, 2028, April 21, 2028 and at the maturity date. See Note 24 Subsequent Events for details on PNC Bank’s redemptions of all outstanding 4.775% senior fixed-to-floating rate notes with an original maturity date of January 15, 2027, and all outstanding senior floating rate bank notes with an original maturity date of January 15, 2027. Under PNC Bank’s 2013 commercial paper program, PNC Bank has the ability to offer up to $10.0 billion of its commercial paper to provide additional liquidity. As of December 31, 2025, there were no issuances outstanding under this program. Additionally, PNC Bank may also access funding from the parent company through deposits placed at the bank or issuing intercompany unsecured notes. Parent Company Liquidity In addition to managing liquidity risk at the bank level, we manage the parent company’s liquidity. The parent company’s contractual obligations consist primarily of debt service related to parent company borrowings and funding non-bank affiliates. Additionally, the parent company maintains liquidity to fund discretionary activities such as paying dividends to our shareholders, share repurchases and acquisitions. The PNC Financial Services Group, Inc. – 2025 Form 10-K 65

As of December 31, 2025, available parent company liquidity totaled $29.7 billion. Parent company liquidity is held in intercompany cash and investments. For investments with longer durations, the related maturities are aligned with scheduled cash needs, such as the maturity of parent company debt obligations. The principal source of parent company liquidity is the dividends or other capital distributions it receives from PNC Bank, which may be impacted by the following: • Bank-level capital needs, • Laws, regulations and the results of supervisory activities, • Corporate policies, • Contractual restrictions, and • Other factors. There are statutory and regulatory limitations on the ability of a national bank to pay dividends or make other capital distributions or to extend credit to the parent company or its non-bank subsidiaries. The amount available for dividend payments by PNC Bank to the parent company without prior regulatory approval was $8.4 billion at December 31, 2025. See Note 19 Regulatory Matters for further discussion of these limitations. In addition to dividends from PNC Bank, other sources of parent company liquidity include cash and investments, as well as dividends and loan repayments from other subsidiaries and dividends or distributions from equity investments. We can also generate liquidity for the parent company and PNC’s non-bank subsidiaries through the issuance of debt and equity securities, including certain capital instruments, in public or private markets and commercial paper. Under the parent company’s 2014 commercial paper program, the parent company has the ability to offer up to $5.0 billion of commercial paper to provide additional liquidity. At December 31, 2025, there were no issuances outstanding under this program. The following table details Parent Company note issuances during 2025: Table 29: Parent Company Notes Issued Issuance Date Amount Description of Issuance January 29, 2025 $1.0 billion $1.0 billion of senior fixed-to-floating rate notes with a maturity date of January 29, 2031. Interest is payable semi-annually in arrears at a fixed rate of 5.222% per annum, on January 29 and July 29 of each year, commencing on July 29, 2025. Beginning on January 29, 2030 interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Prospectus Supplement), plus 1.072%, on April 29, 2030, July 29, 2030, October 29, 2030 and at the maturity date. January 29, 2025 $1.75 billion $1.75 billion of senior fixed-to-floating rate notes with a maturity date of January 29, 2036. Interest is payable semi-annually in arrears at a fixed rate of 5.575% per annum, on January 29 and July 29 of each year, commencing on July 29, 2025. Beginning on January 29, 2035 interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Prospectus Supplement), plus 1.394%, on April 29, 2035, July 29, 2035, October 29, 2035 and at the maturity date. May 13, 2025 $1.25 billion $1.25 billion of 4.899% senior fixed-to-floating rate notes with a maturity date of May 13, 2031. Interest is payable semi-annually in arrears at a fixed rate of 4.899% per annum, on May 13 and November 13 of each year, commencing on November 13, 2025. Beginning on May 13, 2030 interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Prospectus Supplement), plus 1.333%, on August 13, 2030, November 13, 2030, February 13, 2031 and at the maturity date. July 21, 2025 $1.5 billion $1.5 billion of 5.373% senior fixed-to-floating rate notes with a maturity date of July 21, 2036. Interest is payable semi-annually in arrears at a fixed rate of 5.373% per annum, on January 21 and July 21 of each year, commencing on January 21, 2026. Beginning on July 21, 2035 interest is payable quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Prospectus Supplement), plus 1.417%, on October 21, 2035, January 21, 2036, April 21, 2036 and at the maturity date. See Note 24 Subsequent Events for details on the parent company’s issuances of the following: • $1.5 billion of 5.423% subordinated fixed-rate reset notes that mature on January 25, 2041; • $1.2 billion of 4.075% senior fixed-to-floating rate notes that mature on January 26, 2029; and • $300 million of senior floating rate notes that mature on January 26, 2029. 66 The PNC Financial Services Group, Inc. – 2025 Form 10-K

The following table details Parent Company note redemptions during 2025:

Table 30: Parent Company Notes Redeemed

Redemption Date	Amount	Description of Redemption
June 12, 2025	$1.0 billion	All outstanding 5.812% senior fixed-to-floating rate notes with an original scheduled maturity date of June 12, 2026. The redemption price was equal to 100% of the principal amount, plus any accrued and unpaid interest to the redemption date of June 12, 2025.

See Note 24 Subsequent Events for details on the parent company's redemption of all outstanding 4.758% senior fixed-to-floating rate notes with an original maturity date of January 26, 2027.

Parent company senior and subordinated debt carrying value totaled $33.7 billion and $28.4 billion at December 31, 2025 and 2024, respectively.

Contractual Obligations and Commitments

We enter into various contractual arrangements in the normal course of business, certain of which require future payments that could impact our liquidity and capital resources. These obligations include commitments to extend credit, outstanding letters of credit, customer deposits, borrowed funds, operating lease payments and future pension and post-retirement benefits. For further discussion related to these contractual obligations and other commitments, see Note 6 Leases, Note 8 Time Deposits, Note 9 Borrowed Funds, Note 10 Commitments and Note 16 Employee Benefit Plans.

Credit Ratings

PNC's credit ratings affect the cost and availability of short and long-term funding, collateral requirements for certain derivative instruments and the ability to offer certain products.

In general, rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, level and quality of earnings, and the current legislative and regulatory environment, including implied government support. A decrease, or potential decrease, in credit ratings could impact access to the capital markets and/or increase the cost of debt, and thereby adversely affect liquidity and financial condition. For additional information on the potential impacts from a downgrade to our credit ratings, see Item 1A Risk Factors in this Report.

The following table presents credit ratings and outlook for PNC as of December 31, 2025:

Table 31: Credit Ratings and Outlook

	December 31, 2025			
	Moody's	S&P (a)	Fitch	DBRS (b)
PNC				
Senior debt	A3	A-	A	AA (low)
Subordinated debt	A3	BBB+	A-	A (high)
Preferred stock	Baa2	BBB-	BBB	A (low)
PNC Bank				
Senior debt	A2	A	A+	AA
Subordinated debt	A2	A-	A	AA (low)
Long-term deposits	Aa3	no rating	AA-	AA
Short-term deposits	P-1	no rating	F1+	no rating
Short-term notes	P-1	A-1	F1	R-1 (high)
PNC				
Agency rating outlook	Stable	Stable	Stable	Stable

(a) S&P does not provide depositor ratings. PNC Bank's long term issuer rating is A and short term issuer rating is A-1.
(b) DBRS does not provide a short-term depositor rating. PNC Bank's short-term instrument rating is R-1 (high).

Capital Management

We manage our funding and capital positions by making adjustments to our balance sheet size and composition, issuing or redeeming debt, issuing equity or other capital instruments, executing treasury stock transactions and capital redemptions or repurchases and managing dividend policies and retaining earnings.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **67**

In 2025, we returned $3.9 billion of capital to shareholders through dividends on common shares of more than $2.6 billion and repurchases of 6.8 million common shares for $1.2 billion. The SCB framework permits capital return in amounts in excess of SCB minimum levels. Consistent with this framework, PNC had approximately 35% of the 100 million common shares still available for repurchase at December 31, 2025 under the repurchase program previously approved by our Board of Directors. First quarter 2026 share repurchase activity is expected to approximate $600 million to $700 million. PNC may adjust share repurchase activity depending on market and economic conditions, as well as other factors. PNC's SCB for the four-quarter period beginning October 1, 2025 is the regulatory minimum of 2.5%.

On January 5, 2026, the PNC Board of Directors declared a quarterly cash dividend on common stock of $1.70 per share paid on February 5, 2026 to shareholders of record at the close of business January 20, 2026.

See the Supervision and Regulation section of Item 1 Business in this Report for further information concerning the CCAR and DFAST process and the factors the Federal Reserve takes into consideration in its evaluation of capital plans.

The following table summarizes our Basel III capital balances and ratios:

Table 32: Basel III Capital

	December 31, 2025	
Dollars in millions		Basel III
Common equity tier 1 capital		
Common stock plus related surplus, net of treasury stock	$	(5,031)
Retained earnings		63,266
Goodwill, net of associated deferred tax liabilities		(10,731)
Other disallowed intangibles, net of deferred tax liabilities		(170)
Other adjustments (deductions)		(75)
Common equity tier 1 capital (a)	$	47,259
Additional tier 1 capital		
Preferred stock plus related surplus		5,757
Tier 1 capital	$	53,016
Additional tier 2 capital		
Qualifying subordinated debt		1,800
Eligible credit reserves includable in Tier 2 capital		5,216
Total Basel III capital	$	60,032
Risk-weighted assets		
Basel III standardized approach risk-weighted assets (b)	$	444,438
Average quarterly adjusted total assets	$	566,826
Supplementary leverage exposure (c)	$	699,750
Basel III risk-based capital and leverage ratios (d)		
Common equity tier 1		10.6 %
Tier 1		11.9 %
Total		13.5 %
Leverage (e)		9.4 %
Supplementary leverage ratio (c)		7.6 %

(a) As permitted, PNC and PNC Bank have elected to exclude AOCI related to both available-for-sale securities and pension and other post-retirement plans from CET1 capital.
(b) Basel III standardized approach risk-weighted-assets are based on the Basel III standardized approach rules and include credit and market risk-weighted assets.
(c) The supplementary leverage ratio is calculated based on tier 1 capital divided by supplementary leverage exposure, which takes into account the quarterly average of both on balance sheet assets as well as certain off-balance sheet items, including loan commitments and potential future exposure under derivative contracts.
(d) All ratios are calculated using the regulatory capital methodology applicable to PNC and calculated based on the standardized approach.
(e) The leverage ratio is calculated based on tier 1 capital divided by average quarterly adjusted total assets.

PNC's regulatory risk-based capital ratios are calculated using the standardized approach for determining risk-weighted assets. Under the standardized approach for determining credit risk-weighted assets, exposures are generally assigned a pre-defined risk weight. Exposures to high volatility commercial real estate, nonaccruals, FDMs, past due exposures and equity exposures are generally subject to higher risk weights than other types of exposures.

At December 31, 2025, PNC and PNC Bank were considered "well capitalized," based on applicable U.S. regulatory capital ratio requirements. To qualify as "well capitalized", PNC must have Basel III capital ratios of at least 6% for tier 1 risk-based capital and 10% for total risk-based capital, and PNC Bank must have Basel III capital ratios of at least 6.5% for common equity tier 1 risk-based capital, 8% for tier 1 risk-based capital, 10% for total risk-based capital and a leverage ratio of at least 5%.

68 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Federal banking regulators have stated that they expect the largest U.S. BHCs, including PNC, to have a level of regulatory capital well in excess of the regulatory minimum and have required the largest U.S. BHCs, including PNC, to have a capital buffer sufficient to withstand losses and allow them to meet the credit needs of their customers through estimated stress scenarios. We seek to manage our capital consistent with these regulatory principles, and we believe that our December 31, 2025 capital levels were aligned with them.

We provide additional information regarding regulatory capital requirements and some of their potential impacts, including the proposed rules to adjust the Basel III framework, in the Supervision and Regulation section of Item 1 Business, Item 1A Risk Factors and Note 19 Regulatory Matters.

Market Risk Management

Market risk is the risk of a loss in earnings or economic value due to adverse movements in market factors such as interest rates, credit spreads, foreign exchange rates, commodity prices and equity prices. We are exposed to market risk primarily by our involvement in the following activities, among others:

- Traditional banking activities of gathering deposits and extending loans,
- Fixed income securities, derivatives and foreign exchange activities, and securities underwriting as a result of customer activities and our investment portfolio, and
- Other investments, including equity, and activities whose economic values are directly impacted by market factors.

We have established enterprise-wide policies and methodologies to identify, measure, monitor and report market risk. Market Risk Management provides independent oversight by monitoring compliance with established guidelines and reporting significant risks in the business to management committees and, where appropriate, the Risk Committee of the Board of Directors.

Market Risk Management – Interest Rate Risk

Interest rate risk results primarily from our traditional banking activities of gathering deposits and extending loans. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences, affect the difference between the interest that we earn on assets, the interest that we pay on liabilities and the level of our noninterest-bearing funding sources. Due to the repricing term mismatches and embedded options inherent in certain of these products, changes in market interest rates not only affect expected near-term earnings, but also the economic values of these assets and liabilities.

Our Asset and Liability Management group centrally manages interest rate risk as prescribed in our market risk-related risk management policies, which are approved by management's ALCO and the Risk Committee of the Board of Directors.

PNC utilizes sensitivities of NII and EVE to a set of interest rate scenarios to identify and measure its short-term and long-term structural interest rate risks.

The following table includes NII sensitivity results as of December 31, 2025 and 2024:

Table 33: Net Interest Income Sensitivity Analysis

	December 31, 2025	December 31, 2024
Net Interest Income Sensitivity Simulation (a)		
Effect on NII in the first year from shocked interest rate:		
200 basis point instantaneous increase	2.0 %	(0.6)%
200 basis point instantaneous decrease	(2.9)%	(0.5)%

(a) The effect on NII in the first year from a 100 basis point instantaneous increase or decrease is approximately half of the disclosed results for the 200 basis point scenarios.

When forecasting NII, we make certain key assumptions that can materially impact the resulting sensitivities, including the following:

Future Balance Sheet Composition: Our balance sheet composition is dynamic and based on our forecasted expectations. The projected balance sheet composition by the end of year one is generally consistent with the spot composition at December 31, 2025.

Balance Sheet Forecast: Our balance sheet forecast is based on various assumptions that include key interest rate risk aspects such as loan and deposit growth, as well as mix, and is consistent with our guidance.

Deposit Betas: Deposit pricing changes are primarily driven by changes in the Federal Funds rate. PNC's cumulative deposit beta was 41% through December 2025. We define the cumulative deposit beta as the change in deposit rate paid on total interest-bearing deposits divided by the change in the upper level of the average stated Federal Funds rate range since August 2024, the start of the current easing rate cycle. For rate sensitivity purposes, PNC assumes the cumulative deposit beta will increase modestly from the current level. For interest rate risk modeling, PNC uses dynamic beta models to adjust assumed repricing sensitivity depending on market rate levels as well as other factors. The dynamic beta assumptions reflect historical experience as well as future

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 69

expectations, and are periodically updated to reflect the current view of future expectations. Actual deposit rates paid may differ from modeled projections due to variables such as competition for deposits and customer behavior.

Asset Prepayments: PNC includes prepayment assumptions for both loan and investment portfolios. Mortgage and home equity portfolios utilize an industry standard model to drive estimated prepayments that increase in lower rate environments. Commercial and other consumer loan portfolios assume static constant prepayment rates that are consistent across rate scenarios, as those portfolios historically do not exhibit significantly different prepayment behaviors based upon the level of market rates.

Impact of Derivatives: As part of our risk management strategy, PNC uses interest rate derivatives, some of which are forward starting, to hedge floating rate commercial loans. PNC had $60.0 billion in active and forward starting receive fix / pay float swaps as of December 31, 2025, with a weighted average duration of 2.3 years and an average fixed rate of 3.66%. PNC utilizes receive fix / pay float swaps to hedge fixed rate debt, as well as pay fix / receive float swaps to hedge the investment securities portfolio. See Note 15 Financial Derivatives for additional information on how we use derivatives to hedge these financial instruments.

Compared to December 31, 2024, there have been no material changes to our NII sensitivity assumptions, including data sources that drive assumptions setting.

The following table includes EVE sensitivity results as of December 31, 2025 and 2024:

Table 34: Economic Value of Equity Sensitivity Analysis

	December 31, 2025	December 31, 2024
Economic Value of Equity Sensitivity Simulation		
200 basis point instantaneous increase	(1.7)%	(6.5)%
200 basis point instantaneous decrease	(3.7)%	0.1%

EVE measures the present value of all projected future cash flows associated with a point-in-time balance sheet and does not include projected new volume. EVE sensitivity to interest rate changes is a complementary metric to NII sensitivity analysis and represents an estimation of long-term interest rate risk. PNC calculates its EVE sensitivity by measuring the changes in the economic value of assets, liabilities and off-balance sheet instruments in response to an instantaneous +/-200 bps parallel shift in interest rates. Similar to the NII sensitivity analysis, we incorporate dynamic deposit repricing and loan prepayment assumptions. Directionally, higher deposit beta assumptions result in increasing liability sensitivity whereas lower deposit betas increase asset sensitivity. Conceptually similar, higher loan prepayment assumptions cause an increase in asset sensitivity and lower prepayments result in an increase in liability sensitivity. These behavioral modeling assumptions are largely consistent between the EVE and NII sensitivity analyses, and also share the same starting balance sheet position as of December 31, 2025. Deposit attrition is also a significant contributor to EVE sensitivity. Deposit attrition is projected based on a dynamic model developed using long-term historical deposit behavior in addition to management assumptions. PNC performs various sensitivity analyses to understand the impact of faster and slower deposit attrition, loan prepayments and deposit betas on our risk metrics, with the results reported to ALCO.

In the first quarter of 2025, PNC introduced a new deposit runoff model for EVE. Relative to the legacy model, the new deposit model uses an improved functional form for capturing rate sensitivity and also takes into account more recent deposit behavioral data.

As a result of the introduction of the new deposit model, PNC's estimated balance sheet duration decreased, becoming more neutral. The model change results in our estimated EVE having more symmetrical exposure to +200 bps and -200 bps shocks, as compared to the prior model which resulted in our balance sheet facing greater exposure to a +200 bps rate shock and minimal exposure to a -200 bps rate shock.

Market Risk Management – Customer-Related Trading Risk

We engage in fixed income securities, derivatives and foreign exchange transactions to support our customers' investing and hedging activities. These transactions, related hedges and the credit and funding valuation adjustment related to our customer derivatives portfolio are marked-to-market daily and reported as customer-related trading activities. We do not engage in proprietary trading of these products.

We use VaR as the primary means to measure and monitor market risk in customer-related trading activities. VaR is used to estimate the probability of portfolio losses based on the statistical analysis of historical market risk factors. A diversified VaR reflects empirical correlations across different asset classes. We calculate a diversified VaR at a 95% confidence interval and the results for 2025 and 2024 were within our acceptable limits.

To help ensure the integrity of the models used to calculate VaR for each portfolio and enterprise-wide, we use a process known as backtesting. The backtesting process consists of comparing actual observations of gains or losses against the VaR levels that were calculated at the close of the prior day. Our VaR measure assumes that exposures remain constant and that recent market variability is a good predictor of future variability. Actual observations include customer-related revenue and intraday hedging, which helps to reduce losses and can reduce the number of instances actual losses exceed the prior day VaR measure. There were no instances during

70 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

2025 and 2024 under our diversified VaR measure where actual losses exceeded the prior-day VaR measure. Our portfolio and enterprise-wide VaR models utilize a historical approach with a 500-day look-back period.

Customer-related trading revenue was $236 million in 2025 compared to $122 million in 2024 and is recorded in Capital markets and advisory noninterest income and Other interest income on our Consolidated Income Statement. The increase was primarily due to higher derivative customer-related trading revenue.

Market Risk Management – Equity And Other Investment Risk

Equity investment risk is the risk of potential losses associated with investing in both private and public equity markets. In addition to extending credit, taking deposits, underwriting securities and trading financial instruments, we make and manage direct investments in a variety of transactions, including management buyouts, recapitalizations and growth financings in a variety of industries. We also have investments in affiliated and non-affiliated funds that make similar investments in private equity, consistent with regulatory limitations. The economic and/or book value of these investments and other assets are directly affected by changes in market factors.

Various PNC business units manage our equity and other investment activities. Our businesses are responsible for making investment decisions within the approved policy limits and associated guidelines.

A summary of our equity investments follows:

Table 35: Equity Investments Summary

Dollars in millions	December 31 2025	December 31 2024	Change $	Change %
Tax credit investments	$ 5,578	$ 5,066	$ 512	10 %
Private equity and other	5,212	4,534	678	15 %
Total	$ 10,790	$ 9,600	$ 1,190	12 %

Tax Credit Investments

Included in our equity investments are direct tax credit investments and equity investments held by consolidated entities. These tax credit investment balances included unfunded commitments totaling $3.4 billion and $2.9 billion at December 31, 2025 and 2024, respectively. These unfunded commitments are included in Other liabilities on our Consolidated Balance Sheet.

Note 4 Loan Sale and Servicing Activities and Variable Interest Entities has further information on tax credit investments.

Private Equity and Other

The largest component of our other equity investments is our private equity portfolio. The private equity portfolio is an illiquid portfolio consisting of mezzanine and equity investments that vary by industry, stage and type of investment. Private equity investments carried at estimated fair value totaled $2.8 billion and $2.3 billion at December 31, 2025 and 2024, respectively. As of December 31, 2025, $2.5 billion was invested directly in a variety of companies, and $0.3 billion was invested indirectly through various private equity funds. Changes in fair value of private equity investments are recognized in Other noninterest income. See the Supervision and Regulation section in Item 1 of this Report for discussion of the Volcker Rule limitations on our interests in and relationships with private funds.

PNC owns Visa Class B-2 common shares which were previously converted from Visa Class B-1 common shares as a result of the Visa exchange program in 2024. The Visa Class B-2 common shares, which are included in our other equity investments at cost, remain subject to the same restrictions that were imposed on the Visa Class B-1 common shares. Participation in the exchange required PNC to agree to a make-whole agreement that subjects PNC to the same indemnity obligations to Visa as prior to participation in the exchange program.

The Visa Class B-2 common shares that we own are transferable only under limited circumstances until either the resolution of the pending interchange litigation or Visa launches another exchange program allowing PNC to convert a portion of its Visa Class B-2 common shares into freely transferable Visa Class C common shares. At December 31, 2025, the estimated value of our total investment in the Visa Class B-2 common shares was approximately $0.9 billion while our cost basis was insignificant. The estimated value does not represent fair value of the Visa Class B-2 common shares given the shares' limited transferability and the lack of observable transactions in the marketplace. See Note 14 Fair Value and Note 20 Legal Proceedings for additional information regarding our Visa agreements.

On February 13, 2026, Visa announced that its Board of Directors authorized a successive exchange offer for its outstanding Class B common stock as promptly as practicable after certain conditions are met, subject to any unforeseen circumstances. The required conditions to conducting the exchange are (i) one year has passed since the initial exchange offer for Class B-1 common stock; and (ii) the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation have been

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **71**

reduced by 50% or more since October 1, 2023, as determined by Visa. More than one year has passed since the launch of the initial exchange offer and the second condition is expected to occur within the next several weeks. The timing of the exchange offer will be subject to occurrence of these conditions, review by the SEC of the registration statement, Visa’s outlook of market conditions and other relevant factors at the time. We also have certain other equity investments, the majority of which represent investments in affiliated and non-affiliated funds with both traditional and alternative investment strategies. Net gains related to these investments were $6 million in 2025 and $33 million in 2024. Impact of Inflation Our assets and liabilities are primarily financial in nature and typically have varying maturity dates. Accordingly, future changes in prices do not affect the obligations to pay or receive fixed and determinable amounts of money. However, during periods of inflation, there may be a subsequent impact affecting certain fixed costs or expenses, an erosion of customer purchasing power, and fluctuations in the need or demand for our products and services. When significant levels of inflation occur, our business could potentially be impacted by, among other things, reducing our tolerance for extending credit or causing us to incur additional credit losses resulting from possible increased default rates. While the inflation rate remains above the Federal Reserve’s 2% target in 2025, it has declined compared to 2024, resulting in continued easing of the Federal Reserve’s monetary policy. See Item 1A Risk Factors, our Executive Summary and Cautionary Statement Regarding Forward-Looking Information in this Item 7 for further discussion of inflation and its overall impact to the economy, our borrowers’ ability to repay their obligations and certain costs and expenses to PNC. Financial Derivatives Financial derivatives involve, to varying degrees, market and credit risk. Derivatives represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another type of asset to the other party based on a notional and an underlying as specified in the contract. Therefore, cash requirements and exposure to credit risk are significantly less than the notional amount on these instruments. We use a variety of financial derivatives as part of the overall asset and liability risk management process to help manage exposure to market (primarily interest rate) and credit risk inherent in our business activities. We also enter into derivatives with customers to facilitate their risk management activities. Further information on our financial derivatives is presented in Note 1 Accounting Policies, Note 14 Fair Value and Note 15 Financial Derivatives. Not all elements of market and credit risk are addressed through the use of financial derivatives, and such instruments may be ineffective for their intended purposes due to unanticipated market changes, among other reasons. Operational Risk Management Operational risk is the risk to PNC’s current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, human errors or misconduct or adverse external events. Operational risk is inherent to the entire organization. Operational risk management is embedded in our culture and decision-making processes through a systematic approach whereby operational risks and exposures are: (i) identified and assessed; (ii) managed through the design and implementation of controls; (iii) measured and evaluated against our risk tolerance limits; and (iv) reported to management and the Risk Committee of the Board of Directors. Strong operational risk management and well-informed risk-based decisions benefit us by improving the customer experience, enhancing compliance, reducing reputational risk, minimizing losses, and supporting robust stress testing and capital planning. The Operational Risk Management Framework is designed to provide effective and consistent management of operational risk. The primary purpose of the framework is to enable us to understand our operational risks and manage them to the desired risk profile, in line with our Risk Appetite. Additionally, the guidance established within the framework assists management in making well-informed risk-based business decisions. The framework provides a disciplined and structured process for us to manage operational risk across eight operational risk domains. These domains provide a comprehensive view of operational risk and allow us to discuss operational risk in a standard way, facilitating reporting and ongoing risk mitigation. The operational risk domains are: • Operations: Risk resulting from inadequate or failed internal processes, misconduct or errors of people or fraud. • Compliance: Risk arising from violations of laws, rules or regulations including nonconformance with prescribed practices and industry standards driven by self-regulatory organizations. • Data Management: Risk associated with data accuracy, integrity or quality. 72 The PNC Financial Services Group, Inc. – 2025 Form 10-K

• Model: Risk associated with the design, implementation and ongoing use and management of models. • Technology and Systems: Risk associated with the use, operation and adoption of technology. • Information Security: Risk resulting from the failure to protect information and ensure appropriate access to, and use and handling of, information assets. • Business Continuity: Risk of potential disruptive events to business activities. • Third Party: Risk arising from failure of third-party providers to conduct activity in a safe and sound manner and in compliance with contract provisions and applicable laws and regulations. We utilize operational risk management programs within the framework, including Risk and Control Self-Assessments, scenario analysis, and internal and external loss event reviews and analysis, to assess existing risks, determine potential/emerging risks and evaluate the effectiveness of internal controls. Program tools and methodology assist our business managers in identifying potential risks and control gaps. Lines of business are responsible for identifying, owning, managing and monitoring the operational risks and controls associated with their business activities and product or service offerings to within acceptable levels. Centralized functions, such as Business Continuity, Enterprise Third Party Management and Information Security, are responsible for the development, implementation and management of their individual programs and for the development and maintenance of the policies, procedures, methodologies, tools and technology utilized across the enterprise to identify, assess, monitor and report program risks. Additionally, independent risk management reviews and challenges line of business adherence to the framework to help ensure proper controls are in place and appropriate risk mitigation plans are established as necessary. Compliance Risk Enterprise Compliance is responsible for oversight of compliance risk for the organization. Compliance issues are identified and tracked through enterprise-wide monitoring and testing activities. Compliance risk issues are escalated through a comprehensive risk reporting process at both a business and enterprise level and incorporated, as appropriate, into the development and assessment of our operational risk profile. A management committee, chaired by the Chief Compliance Officer, is responsible for oversight of compliance and fiduciary risk management programs across PNC. Enterprise Compliance, through the Regulatory Change Program, helps PNC understand and proactively address emerging regulatory topics and risks as well as respond to changes in applicable laws and regulations. To understand emerging issues impacting the industry, Enterprise Compliance communicates regularly with various regulators having supervisory or regulatory responsibilities with respect to us, our subsidiaries, or businesses and participates in forums focused on regulatory and compliance matters in the financial services industry. Information Security Risk The Information Security component of our Operational Risk Management Framework is responsible for protecting information assets to achieve business objectives, which includes cybersecurity. PNC’s cybersecurity program is designed to identify risks to sensitive information, protect that information, detect threats and events and maintain an appropriate response and recovery capability to help ensure resilience against information security incidents. The program includes, among other things, annual security and privacy training for all PNC employees and quarterly phishing exercises to raise employee awareness. Our security program is also regularly examined by federal regulators for compliance with financial regulations and standards. The program also establishes expectations for information asset management, system development security, identity and access management, incident management, threat and vulnerability management, security operations management and third- and fourth-party security. For additional information, see Item 1C Cybersecurity of this Report. Conduct, Reputational and Strategic Risk PNC’s risk culture seeks to reinforce the appropriate protocols for responsible and ethical behavior through sound processes and controls. In order to promote a robust risk culture, the Board and executive management establish code of conduct and professional standards to which all employees must adhere. A strong risk culture discourages misconduct and supports conduct risk management at PNC. Conduct risk is defined as the risk that employees fail to comply with the ethical standards expected of them. Strong conduct risk management is important in supporting PNC’s risk culture where risk management is every employee’s responsibility. That responsibility enables the organization to operate within our risk appetite and emphasizes complying with laws and regulations. Reputational risk is another element of the ERM Framework and is defined as risk to PNC’s franchise, brand, and/or value based on a negative perception of PNC by its stakeholders and/or the changing expectations of its stakeholders. This risk can produce quantifiable impact materializing through means such as PNC’s brand value, corporate image, stock price, or other metric measuring the value of PNC or future earnings/ability to achieve business growth or meet strategic priorities. Another element of the ERM Framework that is also critical to optimizing shareholder returns is strategic risk. Strategic risk is the risk to earnings, capital, or liquidity that may arise from adverse business decisions, improper implementation of business decisions and/or inadequate response to changes in the business environment. Strategic risk is considered and assessed by our businesses in the annual strategic planning processes and monitored on an on-going basis as those plans are carried out. The PNC Financial Services Group, Inc. – 2025 Form 10-K 73

AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS

The following tables show PNC's average consolidated balance sheet results and analysis of net interest income, as well as the year-to-year changes in net interest income.

Table 36: Average Consolidated Balance Sheet and Net Interest Analysis (a) (b) (c)

	2025			2024			2023		
Taxable-equivalent basis Dollars in millions	Average Balances	Interest Income/ Expense	Average Yields/ Rates	Average Balances	Interest Income/ Expense	Average Yields/ Rates	Average Balances	Interest Income/ Expense	Average Yields/ Rates
Assets									
Interest-earning assets:									
Investment securities									
Securities available-for-sale									
Residential mortgage-backed	$ 34,170	$ 1,287	3.77 %	$ 31,535	$ 1,040	3.30 %	$ 31,899	$ 912	2.86 %
U.S. Treasury and government agencies	26,180	1,176	4.49 %	16,010	740	4.62 %	8,271	183	2.21 %
Other	7,957	303	3.81 %	7,291	268	3.68 %	6,653	209	3.14 %
Total securities available-for-sale	68,307	2,766	4.05 %	54,836	2,048	3.73 %	46,823	1,304	2.78 %
Securities held-to-maturity									
Residential mortgage-backed	41,530	1,242	2.99 %	41,846	1,173	2.80 %	44,517	1,217	2.73 %
U.S. Treasury and government agencies	26,182	396	1.51 %	34,360	463	1.35 %	36,790	490	1.33 %
Other	6,678	290	4.34 %	9,700	460	4.74 %	12,221	557	4.56 %
Total securities held-to-maturity	74,390	1,928	2.59 %	85,906	2,096	2.44 %	93,528	2,264	2.42 %
Total investment securities	142,697	4,694	3.29 %	140,742	4,144	2.94 %	140,351	3,568	2.54 %
Loans									
Commercial and industrial	185,786	10,756	5.79 %	177,210	11,087	6.26 %	179,650	10,494	5.84 %
Commercial real estate	31,473	1,908	6.06 %	35,241	2,352	6.67 %	35,923	2,336	6.50 %
Equipment lease financing	6,841	348	5.09 %	6,557	356	5.43 %	6,423	297	4.62 %
Consumer	54,103	3,858	7.13 %	53,678	3,914	7.29 %	54,835	3,675	6.70 %
Residential real estate	45,178	1,699	3.76 %	47,108	1,747	3.71 %	46,689	1,621	3.47 %
Total loans	323,381	18,569	5.74 %	319,794	19,456	6.08 %	323,520	18,423	5.69 %
Interest-earning deposits with banks	33,360	1,439	4.31 %	43,145	2,303	5.34 %	36,645	1,902	5.19 %
Other interest-earning assets	13,245	722	5.45 %	9,135	612	6.70 %	8,884	562	6.33 %
Total interest-earning assets/interest income	512,683	25,424	4.96 %	512,816	26,515	5.17 %	509,400	24,455	4.80 %
Noninterest-earning assets	53,785			52,067			49,370		
Total assets	$566,468			$564,883			$558,770		
Liabilities and Equity									
Interest-bearing liabilities:									
Interest-bearing deposits									
Money market	$ 74,670	2,208	2.96 %	$ 70,331	2,392	3.40 %	$ 65,037	1,890	2.91 %
Demand	128,230	2,403	1.87 %	122,095	2,706	2.22 %	124,084	2,444	1.97 %
Savings	97,061	1,592	1.64 %	96,708	1,746	1.81 %	101,470	1,381	1.36 %
Time deposits	35,568	1,294	3.64 %	35,301	1,557	4.41 %	24,802	894	3.60 %
Total interest-bearing deposits	335,529	7,497	2.23 %	324,435	8,401	2.59 %	315,393	6,609	2.10 %
Borrowed funds									
Federal Home Loan Bank advances	17,563	831	4.73 %	32,345	1,821	5.63 %	34,440	1,864	5.41 %
Senior debt	36,941	2,107	5.70 %	30,751	2,022	6.58 %	22,696	1,373	6.05 %
Subordinated debt	3,727	211	5.66 %	4,574	300	6.56 %	5,580	348	6.24 %
Other	5,870	251	4.28 %	6,391	341	5.34 %	4,566	198	4.34 %
Total borrowed funds	64,101	3,400	5.30 %	74,061	4,484	6.05 %	67,282	3,783	5.62 %
Total interest-bearing liabilities/interest expense	399,630	10,897	2.73 %	398,496	12,885	3.23 %	382,675	10,392	2.72 %
Noninterest-bearing liabilities and equity:									
Noninterest-bearing deposits	93,283			96,772			111,670		
Accrued expenses and other liabilities	16,451			17,004			15,759		
Equity	57,104			52,611			48,666		
Total liabilities and equity	$566,468			$564,883			$558,770		
Interest rate spread			2.23 %			1.94 %			2.08 %
Benefit from use of noninterest bearing sources			0.60			0.72			0.68
Net interest income/margin		$ 14,527	2.83 %		$ 13,630	2.66 %		$ 14,063	2.76 %

(a) Nonaccrual loans are included in loans, net of unearned income. The impact of financial derivatives used in interest rate risk management is included in the interest income/expense and average yields/rates of the related assets and liabilities. Fair value adjustments related to hedged items are included in noninterest-earning assets and noninterest-bearing liabilities. Average balances of securities are based on amortized historical cost (excluding adjustments to fair value, which are included in other assets).

(b) Loan fees for the years ended December 31, 2025, 2024 and 2023 were $172 million, $189 million and $183 million, respectively.

(c) Interest income calculated as taxable-equivalent interest income. See Reconciliation of Taxable-Equivalent Net Interest Income in the Non-GAAP Financial Information section for more information.

74 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Table 37**: **Analysis of Year-to-Year Changes in Net Interest Income (a) (b)

Taxable-equivalent basis	2025/2024			2024/2023		
	Increase/(Decrease) in Income/ Expense Due to Changes in:			Increase/(Decrease) in Income/ Expense Due to Changes in:		
In millions	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets						
Investment securities						
Securities available-for-sale						
Residential mortgage-backed	$ 91	$ 156	$ 247	$ (10)	$ 138	$ 128
U.S. Treasury and government agencies	$ 457	$ (21)	436	$ 257	$ 300	557
Other	$ 26	$ 9	35	$ 21	$ 38	59
Total securities available-for-sale	$ 532	$ 186	718	$ 248	$ 496	744
Securities held-to-maturity						
Residential mortgage-backed	$ (9)	$ 78	69	$ (74)	$ 30	(44)
U.S. Treasury and government agencies	$ (119)	$ 52	(67)	$ (33)	$ 6	(27)
Other	$ (134)	$ (36)	(170)	$ (118)	$ 21	(97)
Total securities held-to-maturity	$ (293)	$ 125	(168)	$ (186)	$ 18	(168)
Total investment securities	$ 59	$ 491	550	$ 10	$ 566	576
Loans						
Commercial and industrial	$ 521	$ (852)	(331)	$ (145)	$ 738	593
Commercial real estate	$ (239)	$ (205)	(444)	$ (45)	$ 61	16
Equipment lease financing	$ 15	$ (23)	(8)	$ 6	$ 53	59
Consumer	$ 31	$ (87)	(56)	$ (79)	$ 318	239
Residential real estate	$ (73)	$ 25	(48)	$ 15	$ 111	126
Total loans	$ 216	$ (1,103)	(887)	$ (214)	$ 1,247	1,033
Interest-earning deposits with banks	$ (468)	$ (396)	(864)	$ 346	$ 55	401
Other interest-earning assets	$ 239	$ (129)	110	$ 16	$ 34	50
Total interest-earning assets	$ (7)	$ (1,084)	$ (1,091)	$ 165	$ 1,895	$ 2,060
Interest-Bearing Liabilities						
Interest-bearing deposits						
Money market	$ 142	$ (326)	$ (184)	$ 162	$ 340	$ 502
Demand	$ 131	$ (434)	(303)	$ (40)	$ 302	262
Savings	$ 6	$ (160)	(154)	$ (68)	$ 433	365
Time deposits	$ 12	$ (275)	(263)	$ 434	$ 229	663
Total interest-bearing deposits	$ 279	$ (1,183)	(904)	$ 194	$ 1,598	1,792
Borrowed funds						
Federal Home Loan Bank advances	$ (733)	$ (257)	(990)	$ (116)	$ 73	(43)
Senior debt	$ 374	$ (289)	85	$ 522	$ 127	649
Subordinated debt	$ (51)	$ (38)	(89)	$ (65)	$ 17	(48)
Other	$ (26)	$ (64)	(90)	$ 90	$ 53	143
Total borrowed funds	$ (564)	$ (520)	(1,084)	$ 397	$ 304	701
Total interest-bearing liabilities	$ 37	$ (2,025)	(1,988)	$ 448	$ 2,045	2,493
Change in net interest income	$ (4)	$ 901	$ 897	$ 91	$ (524)	$ (433)

(a) Changes attributable to rate/volume are prorated into rate and volume components.
(b) Interest income is calculated as taxable-equivalent interest income. To provide more meaningful comparisons of interest income, we use interest income on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP. See Reconciliation of Taxable-Equivalent Net Interest Income in the Non-GAAP Financial Information section for more information.

NON-GAAP FINANCIAL INFORMATION

PNC reports certain financial measures that are not in accordance with GAAP. These non-GAAP financial measures are provided as supplemental information to the financial measures in this Report that are calculated and presented in accordance with GAAP. While we believe that these non-GAAP measures are useful tools for the purpose of evaluating certain financial results, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related GAAP financial measures presented in this Report.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **75**

Table 38: Reconciliation of Taxable-Equivalent Net Interest Income (non-GAAP) (a)

Year ended December 31 In millions		2025		2024		2023
Net interest income (GAAP)	$	14,410	$	13,499	$	13,916
Taxable-equivalent adjustments		117		131		147
Net interest income (non-GAAP)	$	14,527	$	13,630	$	14,063

(a) The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of net interest income, we use interest income on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. This adjustment is not permitted under GAAP.

Table 39: Reconciliation of Tangible Book Value Per Common Share (non-GAAP)

December 31 Dollars in millions, except per share data		2025		2024		2023
Book value per common share	$	140.44	$	122.94	$	112.72
Tangible book value per common share						
Common shareholders' equity	$	54,828	$	48,676	$	44,864
Goodwill and other intangible assets		(11,138)		(11,171)		(11,244)
Deferred tax liabilities on goodwill and other intangible assets		237		241		244
Tangible common shareholders' equity	$	43,927	$	37,746	$	33,864
Period-end common shares outstanding (in millions)		390		396		398
Tangible book value per common share (non-GAAP) (a)	$	112.51	$	95.33	$	85.08

(a) Tangible book value per common share is a non-GAAP measure and is calculated based on tangible common shareholders' equity divided by period-end common shares outstanding. We believe this non-GAAP measure serves as a useful tool to help evaluate the strength and discipline of a company's capital management strategies and as an additional, conservative measure of total company value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our consolidated financial statements are prepared by applying certain accounting policies. Note 1 Accounting Policies describes the most significant accounting policies that we use. Certain of these policies require us to make estimates or economic assumptions that may vary under different assumptions or conditions, and such variations may significantly affect our reported results and financial position for the period or in future periods. The following details the critical estimates and judgments around the ACL:

Allowance for Credit Losses

We maintain the ACL at levels that we believe to be appropriate as of the balance sheet date to absorb expected credit losses on our existing investment securities, loans, equipment finance leases, other financial assets and unfunded lending related commitments, for the remaining estimated contractual term of the assets or exposures, taking into consideration expected prepayments and estimated recoveries. Our determination of the ACL is based on historical loss and performance experience, as well as current borrower and transaction characteristics including collateral type and quality, current economic conditions, reasonable and supportable forecasts of future economic conditions and other relevant factors. We use methods sensitive to changes in economic conditions to interpret these factors and to estimate expected credit losses. We evaluate and, when appropriate, enhance the quality of our data and models and other methods used to estimate the ACL on an ongoing basis. The major drivers of ACL estimates include, but are not limited to:

- Current economic conditions: Our forecast of expected losses depends on economic conditions as of the estimation date. As current economic conditions evolve, forecasted losses could be materially affected.
- Scenario weights and design: Our loss estimates are sensitive to the shape, direction and rate of change of macroeconomic forecasts and thus vary significantly between upside and downside scenarios. Changes to the probability weights assigned to these scenarios and the timing of peak business cycles reflected by the scenarios could materially affect our loss estimates.
- Current borrower quality: Our forecast of expected losses depends on current borrower and transaction characteristics, including credit metrics and collateral type/quality. As borrower quality evolves, forecasted losses could be materially affected.
- Portfolio composition: Changes to portfolio volume and mix could materially affect our estimates, as CECL reserves would be recognized upon origination or acquisition and derecognized upon paydown, maturity or sale.

We also incorporate qualitative factors in the ACL that reflect our best estimate of expected losses that may not be adequately represented in our quantitative methods or economic assumptions, as discussed below and in the Allowance for Credit Losses section of Note 1 Accounting Policies.

For all assets and unfunded lending related commitments within the scope of the CECL standard, the applicable ACL is composed of one or a combination of the following components: (i) collectively assessed or pooled reserves, (ii) individually assessed reserves, and

76 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

(iii) qualitative (judgmental) reserves. Through this approach, we believe the reserve levels appropriately reflect the expected credit losses in the portfolio as of the balance sheet date.

Reasonable and Supportable Economic Forecast
Pursuant to the CECL standard, we are required to consider reasonable and supportable forecasts in estimating expected credit losses. For this purpose, we have established a framework that includes a three-year forecast period and the use of four economic scenarios with associated probability weights, which in combination create a forecast of expected economic outcomes. Credit losses estimated in our reasonable and supportable forecast period are sensitive to the shape and severity of the scenarios used and weights assigned to them.

To forecast the distribution of economic outcomes over the reasonable and supportable forecast period, we generate four economic forecast scenarios using a combination of quantitative macroeconomic models, other measures of economic activity and forward-looking expert judgment. Each scenario is then given an associated probability (weight) to represent our current expectation within that distribution over the forecast period. This process is informed by current economic conditions, expected business cycle evolution and the expert judgment of PNC's RAC. This approach seeks to provide a reasonable representation of the forecast of expected economic outcomes and is used to estimate expected credit losses across a variety of loans, securities and other financial assets. Each quarter, the scenarios and their respective weights are presented to RAC for approval.

The scenarios used for the period ended December 31, 2025 consider, among other factors, ongoing impacts of trade and fiscal policy, including tariffs, on the U.S. economic outlook. Given these factors, growth is expected to slow from current levels in the coming quarters. While recession risks remain elevated, our most likely expectation at December 31, 2025 is that the U.S. economy avoids a recession. We believe the economic scenarios effectively reflect the distribution of potential economic outcomes.

We used a number of economic variables in our scenarios, with two of the most significant drivers being real GDP and the U.S. unemployment rate. The following table presents a comparison of these two economic variables based on the weighted-average scenario forecasts used in determining our ACL at December 31, 2025 and 2024.

Table 40: Key Macroeconomic Variables in CECL Weighted-Average Scenarios

	Assumptions as of December 31, 2025		
	2026	2027	2028
U.S. real GDP (a)	0.5%	2.0%	2.0%
U.S. Unemployment Rate (b)	5.1%	4.9%	4.4%
	Assumptions as of December 31, 2024		
	2025	2026	2027
U.S. real GDP (a)	0.7%	2.2%	2.2%
U.S. Unemployment Rate (c)	4.8%	4.7%	4.4%

(a) Represents year-over-year growth rates.
(b) Represents quarterly average rate at December 31, 2026, 2027 and 2028, respectively.
(c) Represents quarterly average rate at December 31, 2025, 2026 and 2027, respectively.

Real GDP growth is expected to slow by the end of 2026 to 0.5% on a weighted average basis, down from the 2.2% assumed at December 31, 2024. Growth then rebounds to 2.0% where real GDP remains stable through 2027 and 2028. The weighted-average unemployment rate is expected to end 2026 at 5.1%, continuing to decrease to 4.9% in 2027, landing at 4.4% by the fourth quarter of 2028.

To provide additional context regarding the sensitivity of the ACL to a more pessimistic forecast of expected economic outcomes, we compared our modeled credit loss estimates under our most severe downside CECL scenario to our weighted average estimates. This severe downside scenario estimated that real GDP contracted in 2026 ending the year down 2.5% compared to 2025 levels, with growth picking up again by the end of 2027. The unemployment rate in this scenario increased to end 2026 at 6.6%, then peaks at 7.3% during 2027, before gradually improving to 6.1% by the end of 2028. This scenario does not reflect our current expectation at December 31, 2025, nor does it capture all the potential unknown variables that could arise in the forecast period, but it provides an approximation of a possible outcome under hypothetical severe conditions. This alternative scenario would result in a hypothetical increase in our modeled credit loss estimates of $2.0 billion at December 31, 2025. This sensitivity analysis considers only changes in the modeled credit loss estimates and does not consider potential increases or decreases in our qualitative component. The CECL methodology inherently requires a high degree of judgment, and as a result, it is possible that we may, at another point in time, reach different conclusions regarding our credit loss estimates.

Qualitative Component
As discussed in the Allowance for Credit Losses section of Note 1 Accounting Policies, we incorporate qualitative reserves in the ACL that reflect our best estimate of expected losses that may not be adequately represented in our quantitative methods or economic

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 77

assumptions. Qualitative factors may include, but are not limited to, inherent forecasting limitations, model imprecision, timing of available information, and/or emerging and ongoing credit risks. At December 31, 2025, the qualitative framework considers PNC’s view of the current state of the economy, which continues to reflect uncertainty due to the fundamental change in office demand, tariff and trade driven pressures, interest rate movements and housing affordability. Our most significant qualitative factor was related to the office portfolio of the commercial real estate loan class. We believe the economic scenarios effectively reflect the distribution of potential economic outcomes. Additionally, through in-depth and granular analysis we have addressed reserve requirements for the specific populations most affected in the current environment. Through this approach, we believe the reserve levels appropriately reflect the expected credit losses in the portfolio as of the balance sheet date. See the following for additional details on the components of our ACL: • Allowance for Credit Losses in the Credit Risk Management section of this Item 7, and • Note 1 Accounting Policies, Note 2 Investment Securities, and Note 3 Loans and Related Allowance for Credit Losses. Residential and Commercial Mortgage Servicing Rights We elect to measure our MSRs at fair value. This election was made to be consistent with our risk management strategy to hedge changes in the fair value of these assets. The fair value of our MSRs is estimated by using a discounted cash flow valuation model that calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other factors which are determined based on current market conditions. We employ risk management strategies designed to protect the value of MSRs from changes in interest rates and related market factors. The values of the MSRs are economically hedged with securities and derivatives, including, but not limited to, interest-rate swaps, options, and forward mortgage-backed and futures contracts. As interest rates change, these financial instruments are expected to have changes in fair value inverse to the change in fair value of the hedged MSR portfolios. The hedge relationships are actively managed in response to changing market conditions over the life of the MSRs. Selecting appropriate financial instruments to economically hedge residential or commercial MSRs requires significant management judgment to assess how rates and prepayment speeds could affect the future values of MSRs. Hedging results can frequently be less predictable in the short term, but over longer periods of time, they are expected to protect the economic value of the MSRs. For information on how each estimate has changed and a sensitivity analysis of the hypothetical effect of the fair value of MSRs to immediate adverse changes in key assumptions, see Note 5 Goodwill and Mortgage Servicing Rights. For additional information on our residential and commercial MSRs, see Note 1 Accounting Policies, Note 5 Goodwill and Mortgage Servicing Rights and Note 14 Fair Value. Fair Value Measurements - Level 3 We must use estimates, assumptions and judgments when assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. When observable price and third-party information is not available, we estimate fair value primarily by using cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these valuation techniques could materially impact our future financial condition and results of operations. We apply ASC 820 – Fair Value Measurements. This guidance defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This guidance requires a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Level 3 assets and liabilities are those where the fair value is estimated using significant unobservable inputs. An asset or liability’s classification as Level 2 or Level 3 is based upon the specific facts and circumstances associated with each instrument, and management applies judgment regarding the significance of unobservable inputs to each asset or liability when determining its fair value level classification. In addition to MSRs, certain of our private equity investments and available-for-sale securities have a high level of estimation uncertainty and require significant management judgment to determine the fair value. While estimating potential sensitivities around fair value measurements is inherently challenging, we provide a summary of the key unobservable inputs as well as additional information on Level 3 fair value measurements in Note 14 Fair Value. 78 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Recently Issued Accounting Standards Accounting Standards Update Description Financial Statement Impact Disaggregation of Income Statement Expenses - ASU 2024-03 Issued November 2024 • Required with issuance of 2027 Form 10-K; early adoption is permitted. • Requires public business entities to disclose, in the notes to financial statements and on an annual and interim basis, specified information about certain costs and expenses (including, if relevant: inventory purchases, employee compensation, depreciation, intangible asset amortization, and depreciation from oil and gas-producing activities). • Requires qualitative descriptions of amounts not separately disaggregated to be disclosed. • Requires disclosure of the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. • Allows for either a prospective or retrospective transition approach. • We are currently evaluating the disclosure requirements within this ASU and do not plan to early adopt. • This ASU will not impact our Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity or Consolidated Statement of Cash Flows. • We expect to provide additional disaggregated income statement expense disclosures in accordance with this ASU. Purchased Loans - ASU 2025-08 Issued November 2025 • Required effective date of January 1, 2027; early adoption is permitted. • Expands the population of acquired financial assets subject to the gross-up approach, which requires recognition of an ACL for the estimate of credit losses at the acquisition date. • Clarifies that loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” are purchased seasoned loans and accounted for using the gross-up approach at acquisition. • Requires entities to evaluate whether loans acquired in an asset acquisition (or initially recognized through the consolidation of a VIE) are deemed “seasoned”. A loan is seasoned if it was purchased at least 90 days after origination and the acquirer was not involved in the origination of the loan. All loans that are acquired without credit deterioration through a business combination are deemed “seasoned”. • Requires a prospective transition approach; the ASU is applied to loans that are acquired on or after the initial application date. • We adopted this ASU on January 1, 2026. • Adoption of this ASU will result in more acquired loans using the gross-up approach, which will eliminate the Provision for credit losses recognized on these loans upon acquisition. Otherwise, this ASU will not materially impact our Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity or Consolidated Statement of Cash Flows. Targeted Improvements to the Accounting for Internal-Use Software - ASU 2025-06 Issued September 2025 • Required with issuance of 2028 Form 10-K; early adoption is permitted. • Removes all references to project stages throughout Subtopic 350-40. • Requires entities to start capitalizing software costs when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function(s) intended. • Clarifies that (1) the disclosures in Subtopic 360-10, Property, Plant, and Equipment – Overall, are required for all capitalized internal-use software costs and (2) the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. • Supersedes Subtopic 350-50, Intangibles – Goodwill and Other – Website Development Costs, and incorporates relevant and incremental guidance unique to website-specific development costs into Subtopic 350-40. • Allows for either a prospective, modified prospective, or retrospective transition approach. • We are currently evaluating the requirements within this ASU and do not plan to early adopt. • This ASU will not impact our Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. Recently Adopted Accounting Pronouncements See Note 1 Accounting Policies regarding the impact of new accounting pronouncements that we have adopted. The PNC Financial Services Group, Inc. – 2025 Form 10-K 79

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION We make statements in this Report, and we may from time to time make other statements, regarding our outlook for financial performance, such as earnings, revenues, expenses, tax rates, capital and liquidity levels and ratios, asset levels, asset quality, financial position, and other matters regarding or affecting us and our future business and operations, including our sustainability strategy, that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time. Future events or circumstances may change our outlook and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. Forward-looking statements speak only as of the date made. We do not assume any duty and do not undertake any obligation to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance. As a result, we caution against placing undue reliance on any forward-looking statements. Our forward-looking statements are subject to the following principal risks and uncertainties. • Our businesses, financial results and balance sheet values are affected by business and economic conditions, including: – Changes in interest rates and valuations in debt, equity and other financial markets, – Disruptions in the U.S. and global financial markets, – Actions by the Federal Reserve Board, U.S. Treasury and other government agencies, including those that impact money supply, market interest rates and inflation, – Changes in customer behavior due to changing business and economic conditions or legislative or regulatory initiatives, – Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness, – Impacts of sanctions, tariffs and other trade policies of the U.S. and its global trading partners, – Impacts of changes in federal, state and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending and social programs, – Our ability to attract, recruit and retain skilled employees, and – Commodity price volatility. • Our forward-looking financial statements are subject to the risk that economic and financial market conditions will be substantially different than those we are currently expecting. These statements are based on our views that: – PNC’s baseline forecast remains for continued expansion, but slower economic growth in 2026 than in 2024 and 2025. Tariffs remain a drag on consumer spending and business investment, while AI-related capex and wealth effects have been key supports to growth. Consumer spending growth is slowing to a pace more consistent with household income growth. The One Big Beautiful Bill will be a net positive for economic growth in 2026. – The baseline forecast anticipates real GDP growth slowing to around 2% in 2026, with continued modest job gains and the unemployment rate at around 4.5%. Tariffs remain a risk to the outlook, and a reversal in sentiment around AI or a large decline in equity prices would be drags. Weaker labor force growth could lead to weaker long-run growth. – Our baseline forecast is for the Federal Reserve to keep the federal funds rate unchanged in the first half of this year, in a range between 3.50% and 3.75%. We expect modest additional easing in the second half of the year with 25 basis points cuts at the FOMC meetings in July and September 2026, resulting in a federal funds rate in the range of 3.00% to 3.25% by the fall. However, there are two-sided risks to this outlook: (1) if inflation re-accelerates or proves more persistent than expected, the Federal Reserve may cut less or (2) if growth falters or recession emerges, easing could be deeper and more prolonged. • PNC’s ability to take certain capital actions, including returning capital to shareholders, is subject to PNC meeting or exceeding an SCB established by the Federal Reserve Board in connection with the Federal Reserve Board’s CCAR process. • PNC’s regulatory capital ratios in the future will depend on, among other things, its financial performance, the scope and terms of final capital regulations then in effect and management actions affecting the composition of PNC’s balance sheet. In addition, PNC’s ability to determine, evaluate and forecast regulatory capital ratios, and to take actions (such as capital distributions) based on actual or forecasted capital ratios, will be dependent at least in part on the development, validation and regulatory review of related models and the reliability of and risks resulting from extensive use of such models. • Legal and regulatory developments could have an impact on our ability to operate our businesses, financial condition, results of operations, competitive position, reputation or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding and ability to attract and retain employees. These developments could include: – Changes to laws and regulations, including changes affecting oversight of the financial services industry, changes in the enforcement and interpretation of such laws and regulations, and changes in accounting and reporting standards. – Unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or other inquiries resulting in monetary losses, costs, or alterations in our business practices, and potentially causing reputational harm to PNC. 80 The PNC Financial Services Group, Inc. – 2025 Form 10-K

– Results of the regulatory examination and supervision process, including our failure to satisfy requirements of agreements with governmental agencies. – Costs associated with obtaining rights in intellectual property claimed by others and of adequacy of our intellectual property protection in general. • Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of systems and controls, third-party insurance, derivatives and capital management techniques, and to meet evolving regulatory capital and liquidity standards. • Our reputation and business and operating results may be affected by our ability to appropriately meet or address environmental, social or governance targets, goals, commitments or concerns that may arise. • We grow our business in part through acquisitions and new strategic initiatives. Risks and uncertainties include those presented by the nature of the business acquired and strategic initiative, including in some cases those associated with our entry into new businesses or new geographic or other markets and risks resulting from our inexperience in those new areas, as well as risks and uncertainties related to the acquisition transactions themselves, regulatory issues, the integration of the acquired businesses into PNC after closing or any failure to execute strategic or operational plans. • Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands. • Business and operating results can also be affected by widespread manmade, natural and other disasters (including severe weather events), health emergencies, dislocations, geopolitical instabilities or events, terrorist activities, system failures or disruptions, security breaches, cyberattacks, international hostilities, or other extraordinary events beyond PNC’s control through impacts on the economy and financial markets generally or on us or our counterparties, customers or third-party vendors and service providers specifically. We provide greater detail regarding these as well as other factors in this Report, including in Item 1A Risk Factors, the Risk Management section of Item 7 and Note 20 Legal Proceedings. Our forward-looking statements may also be subject to other risks and uncertainties, including those discussed elsewhere in this Report or in our other filings with the SEC. ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK This information is set forth in the Risk Management section of Item 7 and in Note 1 Accounting Policies, Note 14 Fair Value and Note 15 Financial Derivatives in the Notes to Consolidated Financial Statements in Item 8 of this Report. ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Page Reports of Independent Registered Public Accounting Firm (PCAOB ID: 238) 82 Consolidated Income Statement 84 Consolidated Statement of Comprehensive Income 85 Consolidated Balance Sheet 86 Consolidated Statement of Changes in Equity 87 Consolidated Statement of Cash Flows 88 Notes to the Consolidated Financial Statements 90 The PNC Financial Services Group, Inc. – 2025 Form 10-K 81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of The PNC Financial Services Group, Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of The PNC Financial Services Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 82 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Loan and Lease Losses – Commercial Loans As described in Notes 1 and 3 to the consolidated financial statements, the allowance for loan and lease losses was $4,410 million as of December 31, 2025, of which $3,089 million relates to commercial loans. For commercial loans, the determination of the allowance is based on historical loss experience, current borrower risk characteristics, current economic conditions, reasonable and supportable economic forecasts of future conditions and other relevant factors. As disclosed by management, they consider reasonable and supportable forecasts in estimating expected credit losses and have established a framework that includes a three-year forecast period and the use of four economic scenarios with associated probability weights, which in combination create a forecast of expected economic outcomes. To forecast the distribution of economic outcomes over the reasonable and supportable forecast period, management generates four economic forecast scenarios using a combination of quantitative macroeconomic models, other measures of economic activity and forward-looking judgment. Management used a number of economic variables in their scenarios, with two of the most significant drivers being Real GDP and the U.S. unemployment rate. Management incorporates qualitative reserves in the allowance for credit losses that reflect their best estimate of expected losses that may not be adequately represented in the quantitative methods or the economic assumptions. Such qualitative factors may include, but are not limited to, industry concentration and conditions, changes in market conditions, changes in the nature and volume of the Company’s portfolio, recent credit quality trends, recent loss experience in particular portfolios, recent macroeconomic factors, limitations of available input data, model imprecision, changes in lending policies, and timing of available information. The principal considerations for our determination that performing procedures relating to the allowance for loan and lease losses for commercial loans is a critical audit matter are (i) the significant judgment and estimation by management in developing economic forecast scenarios of Real GDP and the U.S. unemployment rate, in determining the weighting given to each economic forecast scenario, and in estimating qualitative reserves, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence related to management’s significant judgements and estimations, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loan and lease losses for commercial loans, including controls over the economic forecast scenarios of Real GDP and the U.S. unemployment rate, the weighting given to each economic forecast scenario, and the qualitative reserves. These procedures also included, among others, (i) testing management’s process for determining the allowance for loan and lease losses for commercial loans, (ii) testing the completeness and accuracy of certain data used in the estimate, and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of certain methodologies and commercial loss forecasting models used by management, (b) the reasonableness of certain borrower risk characteristics, (c) the reasonableness of certain economic forecast scenarios, including Real GDP and the U.S. unemployment rate, (d) the reasonableness of management’s weighting given to each economic forecast scenario used in the loss forecasting models, and (e) certain qualitative reserves made to the model output results to determine the overall allowance for loan and lease losses for commercial loans. /s/ PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania February 20, 2026 We have served as the Company’s auditor since 2007. The PNC Financial Services Group, Inc. – 2025 Form 10-K 83

CONSOLIDATED INCOME STATEMENT THE PNC FINANCIAL SERVICES GROUP, INC. Year ended December 31 In millions, except per share data 2025 2024 2023 Interest Income Loans $ 18,472 $ 19,346 $ 18,299 Investment securities 4,674 4,123 3,545 Other 2,161 2,915 2,464 Total interest income 25,307 26,384 24,308 Interest Expense Deposits 7,497 8,401 6,609 Borrowed funds 3,400 4,484 3,783 Total interest expense 10,897 12,885 10,392 Net interest income 14,410 13,499 13,916 Noninterest Income Asset management and brokerage 1,597 1,485 1,412 Capital markets and advisory 1,548 1,250 952 Card and cash management 2,899 2,770 2,733 Lending and deposit services 1,310 1,259 1,233 Residential and commercial mortgage 571 581 625 Other income Gain on Visa shares exchange program — 754 — Securities gains (losses) (9) (500) (2) Other 773 457 621 Total other income 764 711 619 Total noninterest income 8,689 8,056 7,574 Total revenue 23,099 21,555 21,490 Provision For Credit Losses 779 789 742 Noninterest Expense Personnel 7,782 7,302 7,428 Occupancy 962 954 982 Equipment 1,606 1,527 1,411 Marketing 378 362 350 Other 3,106 3,379 3,841 Total noninterest expense 13,834 13,524 14,012 Income before income taxes and noncontrolling interests 8,486 7,242 6,736 Income taxes 1,489 1,289 1,089 Net income 6,997 5,953 5,647 Less: Net income attributable to noncontrolling interests 61 64 69 Preferred stock dividends 308 352 417 Preferred stock discount accretion and redemptions 9 8 8 Net income attributable to common shareholders $ 6,619 $ 5,529 $ 5,153 Earnings Per Common Share Basic $ 16.60 $ 13.76 $ 12.80 Diluted $ 16.59 $ 13.74 $ 12.79 Average Common Shares Outstanding Basic 396 399 401 Diluted 396 400 401 See accompanying Notes to Consolidated Financial Statements. 84 The PNC Financial Services Group, Inc. – 2025 Form 10-K

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME THE PNC FINANCIAL SERVICES GROUP, INC. Year ended December 31 In millions 2025 2024 2023 Net income $ 6,997 $ 5,953 $ 5,647 Other comprehensive income (loss), before tax and net of reclassifications into Net income Net change in debt securities 2,378 965 1,753 Net change in cash flow hedge derivatives 1,500 527 1,303 Pension and other postretirement benefit plan adjustments 300 21 166 Net change in Other (6) 1 5 Other comprehensive income (loss), before tax and net of reclassifications into Net income 4,172 1,514 3,227 Income tax benefit (expense) related to items of other comprehensive income (1,015) (367) (767) Other comprehensive income (loss), after tax and net of reclassifications into Net income 3,157 1,147 2,460 Comprehensive income 10,154 7,100 8,107 Less: Comprehensive income attributable to noncontrolling interests 61 64 69 Comprehensive income attributable to PNC $ 10,093 $ 7,036 $ 8,038 See accompanying Notes to Consolidated Financial Statements. The PNC Financial Services Group, Inc. – 2025 Form 10-K 85

CONSOLIDATED BALANCE SHEET THE PNC FINANCIAL SERVICES GROUP, INC. December 31 December 31 In millions, except par value 2025 2024 Assets Cash and due from banks $ 6,777 $ 6,904 Interest-earning deposits with banks 32,936 39,347 Loans held for sale (a) 1,939 850 Investment securities – available-for-sale 68,135 62,039 Investment securities – held-to-maturity 70,105 77,693 Loans (a) 331,481 316,467 Allowance for loan and lease losses (4,410) (4,486) Net loans 327,071 311,981 Equity investments 10,790 9,600 Mortgage servicing rights 3,659 3,711 Goodwill 10,959 10,932 Other (a) 41,201 36,981 Total assets $ 573,572 $ 560,038 Liabilities Deposits Noninterest-bearing $ 91,748 $ 92,641 Interest-bearing (b) 349,118 334,097 Total deposits 440,866 426,738 Borrowed funds Federal Home Loan Bank advances 13,000 22,000 Senior debt 38,642 32,497 Subordinated debt 3,016 4,104 Other (b) 2,443 3,072 Total borrowed funds 57,101 61,673 Allowance for unfunded lending related commitments 818 719 Accrued expenses and other liabilities (b) 14,151 16,439 Total liabilities 512,936 505,569 Equity Preferred stock (c) — — Common stock ($5 par value, Authorized 800,000,000 shares, issued 543,497,966 and 543,310,646 shares) 2,717 2,717 Capital surplus 18,922 18,710 Retained earnings 63,266 59,282 Accumulated other comprehensive income (loss) (3,408) (6,565) Common stock held in treasury at cost: 153,084,091 and 147,373,633 shares (20,912) (19,719) Total shareholders’ equity 60,585 54,425 Noncontrolling interests 51 44 Total equity 60,636 54,469 Total liabilities and equity $ 573,572 $ 560,038 (a) Our consolidated assets included the following for which we have elected the fair value option: Loans held for sale of $1.7 billion, Loans held for investment of $1.1 billion and Other assets of $0.2 billion at December 31, 2025. Comparable amounts at December 31, 2024 were $0.8 billion, $1.2 billion and $0.1 billion, respectively. (b) Our consolidated liabilities included the following for which we have elected the fair value option: Interest-bearing deposits of $3.6 billion, Other borrowed funds of less than $0.1 billion and Other liabilities of $0.1 billion at December 31, 2025. Comparable amounts at December 31, 2024 were $0, less than $0.1 billion and $0.1 billion, respectively. (c) Par value less than $0.5 million at each date. See accompanying Notes to Consolidated Financial Statements. 86 The PNC Financial Services Group, Inc. – 2025 Form 10-K

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
THE PNC FINANCIAL SERVICES GROUP, INC.

		Shareholders' Equity							
In millions	Shares Outstanding Common Stock	Common Stock	Capital Surplus - Preferred Stock	Capital Surplus - Common Stock and Other	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests	Total Equity
Balance at December 31, 2022 (a)	401	$ 2,714	$ 5,746	$ 12,630	$ 53,572	$ (10,172)	$ (18,716)	$ 38	$ 45,812
Cumulative effect of ASU adoptions (b)	—	—	—	—	26	—	—	—	26
Balance at January 1, 2023 (a)	401	$ 2,714	$ 5,746	$ 12,630	$ 53,598	$ (10,172)	$ (18,716)	$ 38	$ 45,838
Net income	—	—	—	—	5,578	—	—	69	5,647
Other comprehensive income (loss), net of tax	—	—	—	—	—	2,460	—	—	2,460
Cash dividends declared - Common	—	—	—	—	(2,461)	—	—	—	(2,461)
Cash dividends declared - Preferred	—	—	—	—	(417)	—	—	—	(417)
Preferred stock discount accretion	—	—	8	—	(8)	—	—	—	—
Preferred stock issuance (c)	—	—	1,487	—	—	—	—	—	1,487
Common stock activity (d)	—	2	—	30	—	—	—	—	32
Treasury stock activity	(3)	—	—	78	—	—	(493)	—	(415)
Preferred stock redemption (e)	—	—	(1,000)	—	—	—	—	—	(1,000)
Other	—	—	—	41	—	—	—	(71)	(30)
Balance at December 31, 2023 (a)	398	$ 2,716	$ 6,241	$ 12,779	$ 56,290	$ (7,712)	$ (19,209)	$ 36	$ 51,141
Net income	—	—	—	—	5,889	—	—	64	5,953
Other comprehensive income (loss), net of tax	—	—	—	—	—	1,147	—	—	1,147
Cash dividends declared - Common	—	—	—	—	(2,537)	—	—	—	(2,537)
Cash dividends declared - Preferred	—	—	—	—	(352)	—	—	—	(352)
Preferred stock discount accretion	—	—	8	—	(8)	—	—	—	—
Common stock activity (d)	—	1	—	31	—	—	—	—	32
Treasury stock activity	(2)	—	—	90	—	—	(510)	—	(420)
Preferred stock redemption (f)	—	—	(500)	—	—	—	—	—	(500)
Other	—	—	—	61	—	—	—	(56)	5
Balance at December 31, 2024 (a)	396	$ 2,717	$ 5,749	$ 12,961	$ 59,282	$ (6,565)	$ (19,719)	$ 44	$ 54,469
Net income	—	—	—	—	6,936	—	—	61	6,997
Other comprehensive income (loss), net of tax	—	—	—	—	—	3,157	—	—	3,157
Cash dividends declared - Common	—	—	—	—	(2,635)	—	—	—	(2,635)
Cash dividends declared - Preferred	—	—	—	—	(308)	—	—	—	(308)
Preferred stock discount accretion	—	—	9	—	(9)	—	—	—	—
Common stock activity (d)	—	—	—	35	—	—	—	—	35
Treasury stock activity	(6)	—	—	120	—	—	(1,193)	—	(1,073)
Other	—	—	—	48	—	—	—	(54)	(6)
Balance at December 31, 2025 (a)	390	$ 2,717	$ 5,758	$ 13,164	$ 63,266	$ (3,408)	$ (20,912)	$ 51	$ 60,636

(a) The par value of our preferred stock outstanding was less than $0.5 million at each date and, therefore, is excluded from this presentation.
(b) Represents the cumulative effect of adopting ASU 2022-02.
(c) On February 7, 2023, PNC issued 1,500,000 depositary shares each representing 1/100th ownership in a share of 6.250% fixed-rate reset non-cumulative perpetual preferred stock, Series W, with a par value of $1 per share.
(d) Common stock activity totaled less than 0.5 million shares issued.
(e) On November 1, 2023, PNC redeemed all 10,000 shares of its Series O preferred stock, as well as all 1,000,000 depositary shares each representing a fractional interest in such shares.
(f) On December 2, 2024, PNC redeemed all 5,000 shares of its Series R preferred stock, as well as all 500,000 depositary shares each representing a fractional interest in such shares.

See accompanying Notes to Consolidated Financial Statements.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **87**

CONSOLIDATED STATEMENT OF CASH FLOWS THE PNC FINANCIAL SERVICES GROUP, INC. Year ended December 31 In millions 2025 2024 2023 Operating Activities Net income $ 6,997 $ 5,953 $ 5,647 Adjustments to reconcile net income to net cash provided (used) by operating activities Provision for credit losses 779 789 742 Depreciation, amortization and accretion 381 259 217 Deferred income taxes (benefit) (40) (30) (252) Net losses on sales of securities 9 500 2 Changes in fair value of mortgage servicing rights 492 154 298 Gain on Visa shares exchange program — (754) — Net change in Trading securities and other short-term investments (3,966) 41 (767) Loans held for sale and related securitization activity (1,102) (151) 210 Other assets 1,736 896 2,312 Accrued expenses and other liabilities (1,610) (1,373) 507 Other operating activities, net 708 1,596 1,195 Net cash provided (used) by operating activities $ 4,384 $ 7,880 $ 10,111 Investing Activities Sales Securities available-for-sale $ 3,151 $ 4,259 $ 36 Loans 876 636 979 Repayments/maturities Securities available-for-sale 6,668 6,622 6,916 Securities held-to-maturity 15,006 15,711 7,003 Purchases Securities available-for-sale (15,425) (30,366) (3,805) Securities held-to-maturity (6,657) (1,745) (1,857) Loans (2,312) (1,915) (10,195) Net change in federal funds sold and resale agreements 448 (387) 573 Other changes in loans, net (14,736) 5,056 12,440 Other investing activities, net (2,636) (1,103) (1,985) Net cash provided (used) by investing activities $ (15,617) $ (3,232) $ 10,105 88 The PNC Financial Services Group, Inc. – 2025 Form 10-K

CONSOLIDATED STATEMENT OF CASH FLOWS THE PNC FINANCIAL SERVICES GROUP, INC. (Continued from previous page) Year ended December 31 In millions 2025 2024 2023 Financing Activities Net change in Noninterest-bearing deposits $ (895) $ (8,660) $ (23,189) Interest-bearing deposits 15,021 13,964 8,337 Federal funds purchased and repurchase agreements 77 (74) 359 Other borrowed funds (377) 431 (549) Sales/issuances Federal Home Loan Bank advances 4,100 3,000 6,000 Senior debt 8,030 9,974 10,464 Other borrowed funds — — 824 Preferred stock — — 1,484 Common and treasury stock 70 69 72 Repayments/maturities Federal Home Loan Bank advances (13,100) (19,000) (75) Senior debt (2,750) (4,000) (750) Subordinated debt (1,200) (750) (1,500) Other borrowed funds — — (802) Preferred stock redemption — (500) (1,000) Acquisition of treasury stock (1,338) (687) (651) Preferred stock cash dividends paid (308) (352) (417) Common stock cash dividends paid (2,635) (2,537) (2,461) Net cash provided (used) by financing activities $ 4,695 $ (9,122) $ (3,854) Net Increase (Decrease) In Cash, Cash Equivalents And Restricted Cash $ (6,538) $ (4,474) $ 16,362 Cash, cash equivalents and restricted cash at beginning of period 46,251 50,725 34,363 Cash, cash equivalents and restricted cash at end of period (a) $ 39,713 $ 46,251 $ 50,725 Supplemental Disclosures (b) Interest paid $ 11,154 $ 13,052 $ 9,451 Leased assets obtained in exchange for new operating lease liabilities $ 431 $ 247 $ 237 Non-cash Investing And Financing Items Transfer from loans to loans held for sale, net $ 320 $ 122 $ 380 Transfer from loans to foreclosed assets $ 49 $ 40 $ 56 Adjustment to assets and liabilities related to partially financed investment exits $ — $ — $ 834 (a) Includes restricted cash at end of period of $954 million, $968 million and $985 million for the years ended December 31, 2025, 2024 and 2023, respectively. (b) Disclosures of income taxes paid (net of refunds) are presented in Note 18 Income Taxes pursuant to our adoption of ASU 2023-09. Refer to Note 1 Accounting Policies for additional information related to our adoption of this ASU. See accompanying Notes To Consolidated Financial Statements. The PNC Financial Services Group, Inc. – 2025 Form 10-K 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS THE PNC FINANCIAL SERVICES GROUP, INC. See the Glossary on page 180 for additional information on certain terms and acronyms used throughout the Financial Statements and related Notes. BUSINESS PNC is one of the largest diversified financial services companies in the U.S. and is headquartered in Pittsburgh, Pennsylvania. We have businesses engaged in retail banking, corporate and institutional banking and asset management, providing many of our products and services nationally. Our retail branch network is located coast-to-coast. We also have strategic international offices in four countries outside the U.S. NOTE 1 ACCOUNTING POLICIES Basis of Financial Statement Presentation Our consolidated financial statements include the accounts of the parent company and its subsidiaries, most of which are wholly- owned, certain partnership interests and VIEs. We prepared these consolidated financial statements in accordance with GAAP. We have eliminated intercompany accounts and transactions. We have also reclassified certain prior-year amounts to conform to the current period presentation, which did not have a material impact on our consolidated financial condition or results of operations. We have also considered the impact of subsequent events on these consolidated financial statements through the date of issuance of the consolidated financials. Use of Estimates We prepared these consolidated financial statements using financial information available at the time of preparation, which requires us to make estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to the ACL and our fair value measurements. Actual results may differ from the estimates and the differences may be material to the consolidated financial statements. Cash, Cash Equivalents and Restricted Cash Cash and due from banks are considered cash and cash equivalents for financial reporting purposes because they represent a primary source of liquidity. Certain cash balances within Cash and due from banks on our Consolidated Balance Sheet are restricted as to withdrawal or usage by legally binding contractual agreements or regulatory requirements. Investments We hold interests in various types of investments. The accounting for these investments is dependent on a number of factors including, but not limited to, items such as: • Ownership interest, • Our plans for the investment, and • The nature of the investment. Debt Securities Debt securities are recorded on a trade-date basis. We classify debt securities as either trading, held-to-maturity or available-for-sale. Debt securities that we purchase for certain risk management activities or customer-related trading activities are classified as trading securities and reported in the Other assets line item on our Consolidated Balance Sheet at fair value. For debt securities classified as trading, realized and unrealized gains and losses within our capital markets business are included in Capital markets and advisory noninterest income; realized and unrealized gains and losses related to hedging MSRs are included in Residential and commercial mortgage noninterest income. We classify debt securities as held-to-maturity when we have the positive intent and ability to hold the securities to maturity, and carry them at amortized cost, less any allowance. Debt securities not classified as held-to-maturity or trading are classified as securities available-for-sale and are carried at fair value. Unrealized gains and losses on available-for-sale securities are included in AOCI net of income taxes. We include all interest on debt securities, including amortization of premiums and accretion of discounts on investment securities, in net interest income using the constant effective yield method generally calculated over the contractual lives of the securities. Effective 90 The PNC Financial Services Group, Inc. – 2025 Form 10-K

yields generally reflect the effective interest rate implicit in the security at the date of acquisition. We compute gains and losses realized on the sale of available-for-sale debt securities on a specific security basis. These securities gains and losses are included in Securities gains (losses) on the Consolidated Income Statement. The CECL standard requires expected credit losses on both held-to-maturity and available-for-sale securities to be recognized through a valuation allowance, ACL, instead of as a direct write-down to the amortized cost basis of the security. An available-for-sale security is considered impaired if the fair value is less than its amortized cost basis. If any portion of the decline in fair value is related to credit, the amount of allowance is determined as the portion related to credit, limited to the difference between the amortized cost basis and the fair value of the security. If we have the intent to sell, or believe it is more likely than not we will be required to sell an impaired available-for-sale security before recovery of the amortized cost basis, the credit loss is recorded as a direct write-down of the amortized cost basis. Credit losses on investment securities are recognized through Provision for credit losses on our Consolidated Income Statement. Declines in the fair value of available-for-sale securities that are not considered credit related are recognized in AOCI on our Consolidated Balance Sheet. We consider a security to be past due in terms of payment based on its contractual terms. A security may be placed on nonaccrual when collectability of principal or interest is doubtful, with interest no longer recognized until received. As of December 31, 2025 and 2024, nonaccrual or past due held-to-maturity and available-for-sale securities were immaterial. A security may be partially or fully charged-off against the allowance if it is determined to be uncollectible, including for an available- for-sale security, if we have the intent to sell or believe it is more likely than not we will be required to sell the security before recovery of the amortized cost basis. Recoveries of previously charged-off available-for-sale securities are recognized when received, while recoveries on held-to-maturity securities are recognized when expected. See the Allowance for Credit Losses section of this Note 1 for further discussion regarding the methodologies used to determine the allowance for investment securities. See Note 2 Investment Securities for additional information about the investment securities portfolio and the related ACL. Equity Securities and Partnership Interests We account for equity securities, equity investments, private equity investments, and investments in limited partnerships, limited liability companies and other investments that are not required to be consolidated under one of the following methods: • We use the equity method for general and limited partner ownership interests and limited liability companies in which we are considered to have significant influence over the operations of the investee. Under the equity method, we record our equity ownership share of net income or loss of the investee in Noninterest income and any dividends received on equity method investments are recorded as a reduction to the investment balance. When an equity method investment experiences an other- than-temporary decline in value, we record a loss on the investment. • We measure equity securities that have a readily determinable fair value at fair value through Net income. We do not consider contractual restrictions on the sale of an equity security when measuring fair value. Both realized and unrealized gains and losses are included in Noninterest income. Dividend income on these equity securities is included in Other interest income on our Consolidated Income Statement. • We generally use the practicability exception to fair value measurement for all other investments without a readily determinable fair value. When we elect this alternative measurement method, the investment is recorded at cost and the carrying value is adjusted for impairment, if any, plus or minus changes in value resulting from observable price changes in orderly transactions for identical or similar instruments of the same issuer. Adjustments to fair value based on changes in observable price are recorded in Other noninterest income. These investments are written down to fair value if a qualitative assessment indicates impairment and the fair value is less than the carrying value. The amount of the write-down is accounted for as a loss included in Other noninterest income. Distributions received on these investments are included in Other noninterest income. Investments described above are included in Equity investments on our Consolidated Balance Sheet. Private Equity Investments We report private equity investments, which include direct investments in companies, affiliated partnership interests and indirect investments in private equity funds, at estimated fair value. These estimates are based on available information and may not necessarily represent amounts that we will ultimately realize through distribution, sale or liquidation of the investments. The valuation procedures applied to direct investments and indirect investments are detailed in Note 14 Fair Value. We include all private equity investments within Equity investments on our Consolidated Balance Sheet. Changes in fair value of private equity investments are recognized in Other noninterest income. We consolidate affiliated partnerships when we have determined that we have control of the partnership or are the primary beneficiary if the entity is a VIE. The portion we do not own is reflected in Noncontrolling interests on our Consolidated Balance Sheet. The PNC Financial Services Group, Inc. – 2025 Form 10-K 91

Loans Loans are classified as held for investment when management has both the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. Management’s intent and view of the foreseeable future may change based on changes in business strategies, the economic environment, market conditions and the availability of government programs. Measurement of delinquency status is based on the contractual terms of each loan. Loans that are 30 days or more past due are considered delinquent. Loans held for investment, excluding PCD loans, are recorded at amortized cost basis unless we elect to measure these under the fair value option. Amortized cost basis represents principal amounts outstanding, net of unearned income, unamortized deferred fees and costs on originated loans, premiums or discounts on purchased loans and charge-offs. Amortized cost basis does not include accrued interest, as we include accrued interest in Other assets on our Consolidated Balance Sheet. Interest on performing loans is accrued based on the principal amount outstanding and recorded in Interest income as earned using the constant effective yield method over the contractual life. Loan origination fees, direct loan origination costs, and loan premiums and discounts are deferred and accreted or amortized into net interest income using the constant effective yield method, over the contractual life of the loan. Loans under the fair value option are reported at their fair value, with any changes to fair value reported as Noninterest income on the Consolidated Income Statement and are excluded from measurement of ALLL. In addition to originating loans, we also acquire loans through the secondary loan market, portfolio purchases or acquisitions of other financial services companies. Certain acquired loans that have experienced a more-than-insignificant deterioration of credit quality since origination (i.e., PCD) are recognized at an amortized cost basis equal to their purchase price plus an ALLL measured at the acquisition date. PNC considers a variety of factors in connection with the identification of more-than-insignificant deterioration in credit quality, including but not limited to nonperforming status, delinquency, risk ratings and other qualitative factors that indicate deterioration in credit quality since origination. Subsequent decreases in expected cash flows that are attributable, at least in part, to credit quality are recognized through a charge to the provision for credit losses resulting in an increase in the ALLL. Subsequent increases in expected cash flows are recognized as a provision recapture of previously recorded ALLL. We consider a loan to be collateral dependent when we determine that substantially all of the expected cash flows will be generated from the operation or sale of the collateral underlying the loan when the borrower is experiencing financial difficulty and we have elected to measure the loan at the estimated fair value of collateral (less costs to sell if sale or foreclosure of the property is expected). Additionally, we consider a loan to be collateral dependent when foreclosure or liquidation of the underlying collateral is probable. Loan modifications to borrowers experiencing financial difficulty, or FDMs, occur as a result of our loss mitigation activities. Modified commercial loans that meet an established internal risk rating threshold at the time of modification are in-scope for FDM consideration. Consumer FDMs are provided in accordance with established hardship relief programs. FDMs include loan modifications that may result in interest rate reductions, term extensions, payment delays, repayment plans or combinations thereof: • Interest rate reductions include modifications where the interest rate is reduced and/or interest is deferred. • Term extensions extend the original contractual maturity date of the loan. • Payment delays consist of modifications where we expect to collect contractual amounts due but that result in a delay in the receipt of payments specified under the original loan terms. We generally consider payment delays to be insignificant when the delay is three months or less. • Repayment plans are offered for some of our credit card, home equity, and unsecured line of credit products, which may provide for either a reduced payment and interest rate for a specific period of time, or a fixed payment plan informed by the borrower’s financial situation and current market environment at the time of modification. Additionally, modifications to borrowers experiencing financial difficulty also result from borrowers that have been discharged from personal liability through Chapter 7 bankruptcy and have not formally reaffirmed their obligations to us, and those that enter into trial modifications. FDMs exclude loans held for sale and loans accounted for under the fair value option. Our disclosed FDM population also excludes government insured or guaranteed education loans as loss mitigation activities for these loans are either required by law or they are considered separate from PNC’s loss mitigation treatments. Commercial loans with an appraised value of collateral that exceeds the loan value, loans with guarantor support, and residential mortgage government insured or guaranteed loans are included in our disclosed population of FDMs when those loan modifications are granted to a borrower experiencing financial difficulty. FDMs continue to be subject to our existing nonaccrual policies. Expected losses or recoveries on FDMs have been factored into the ALLL estimates for each loan class under the methodologies described in this Note 1. Refer to Note 3 Loans and Related Allowance for Credit Losses for more information on FDMs. 92 The PNC Financial Services Group, Inc. – 2025 Form 10-K

See the following for additional information related to loans, including further discussion regarding our policies, the methodologies and significant inputs used to determine the ALLL and additional details on the composition of our loan portfolio: • Nonperforming Loans and Leases section of this Note 1, • Allowance for Credit Losses section of this Note 1, and • Note 3 Loans and Related Allowance for Credit Losses in this Report. Nonperforming Loans and Leases The matrix that follows summarizes our policies for classifying certain loans as nonperforming loans and/or discontinuing the accrual of loan interest income. Commercial Loans classified as nonperforming and accounted for as nonaccrual • Loans accounted for at amortized cost where: – The loan is 90 days or more past due. – The loan is rated substandard or worse due to the determination that full collection of principal and interest is not probable as demonstrated by the following conditions: • The collection of principal or interest is 90 days or more past due, • Reasonable doubt exists as to the certainty of the borrower’s future debt service ability, according to the terms of the credit arrangement, regardless of whether 90 days have passed or not, • The borrower has filed, or will likely file for bankruptcy, and it is not probable the borrower will be able to repay contractual payments due under the loan, • The bank advances additional funds to cover principal or interest, • We are in the process of liquidating a commercial borrower, or • We are pursuing remedies under a guarantee. Loans excluded from nonperforming classification but accounted for as nonaccrual • Loans accounted for under the fair value option and full collection of principal and interest is not probable. • Loans accounted for at the lower of cost or market less costs to sell (held for sale) and full collection of principal and interest is not probable. Loans excluded from nonperforming classification and nonaccrual accounting • Loans that are well secured and in the process of collection. • Certain government insured or guaranteed loans where substantially all principal and interest is insured. • Commercial purchasing card assets that do not accrue interest. Consumer Loans classified as nonperforming and accounted for as nonaccrual • Loans accounted for at amortized cost where full collection of contractual principal and interest is not deemed probable as demonstrated in the policies below: – The loan is 90 days past due for home equity and installment loans, and 180 days past due for well- secured residential real estate loans, – The loan has been modified due to a borrower experiencing financial difficulty and is not government insured or guaranteed, – The loan has been modified to defer prior payments in forbearance to the end of the loan term, – Notification of bankruptcy has been received, – The bank holds a subordinate lien position in the loan and the first lien mortgage loan is seriously stressed (i.e., 90 days or more past due), – Other loans within the same borrower relationship have been placed on nonaccrual or charge-offs have been taken on them, – The bank has ordered the repossession of non-real estate collateral securing the loan, or – The bank has charged-off the loan to the value of the collateral. Loans excluded from nonperforming classification but accounted for as nonaccrual • Loans accounted for under the fair value option and full collection of principal and interest is not probable. • Loans accounted for at the lower of cost or market less costs to sell (held for sale) and full collection of principal and interest is not probable. Loans excluded from nonperforming classification and nonaccrual accounting • Certain government insured or guaranteed loans where substantially all principal and interest is insured. • Residential real estate loans that are well secured and in the process of collection. • Consumer loans and lines of credit, not secured by residential real estate or automobiles, as permitted by regulatory guidance. Accounting for Nonperforming Assets and Leases and Other Nonaccrual Loans For nonaccrual loans, interest income accrual and deferred fee/cost recognition is discontinued. Additionally, depending on whether the accrued interest has been incorporated into the ACL estimates, as discussed in the Accrued Interest section of this Note 1, the accrued and uncollected interest is either reversed through net interest income (if a CECL reserve is not maintained for accrued interest) or charged-off against the allowance (if a CECL reserve is maintained for accrued interest), except for credit cards, where we reverse any accrued interest through net interest income at the time of a charge-off, as per industry standard practice. Nonaccrual loans that are also collateral dependent may be charged-off to reduce the basis to the fair value of collateral less costs to sell. If payment is received on a nonaccrual loan, generally the payment is first applied to the remaining principal balance. Payments are then applied to recover any charged-off amounts related to the loan. Finally, if both the principal balance and any charge-offs have been recovered, then the payment will be recorded as interest income. For certain consumer loans, the receipt of interest payments is recognized as interest income on a cash basis. Cash basis income recognition is applied if a loan’s amortized cost basis is deemed fully collectible and the loan has performed for at least six months. The PNC Financial Services Group, Inc. – 2025 Form 10-K 93

For FDMs, payments are applied based upon their contractual terms unless the related loan is deemed nonperforming. Consumer loans modified due to a borrower experiencing financial difficulty are generally included in nonperforming and nonaccrual loans if they are not government insured or guaranteed. Commercial loans modified due to a borrower experiencing financial difficulty may be included in nonperforming and nonaccrual loans, subject to the bank’s policies for nonperforming loans and leases. FDMs may remain on accruing status if the bank expects to collect all contractual principal and interest due under the loan and the borrower remains current. Collateral coverage, guarantor and/or sponsor support and debt service coverage are factors that may be considered in the accruing status of an FDM loan. FDM loans classified as nonperforming and nonaccrual loans may return to accruing status after a reasonable period of time, generally six months, in which the loan performs under modified terms and meets other performance indicators. This return to accruing status demonstrates that the bank expects to collect all of the loan’s remaining contractual principal and interest. Loan modifications granted to borrowers experiencing financial difficulty resulting from (i) borrowers that have been discharged from personal liability through Chapter 7 bankruptcy and have not formally reaffirmed their loan obligations to us, and (ii) borrowers that are not currently obligated to make both principal and interest payments under the modified terms are not returned to accrual status. Other nonaccrual loans are generally not returned to accruing status until the borrower has performed in accordance with the loan’s contractual terms and other performance indicators for at least six months, the period of time which was determined to demonstrate the expected collectability of the loan’s remaining contractual principal and interest. Nonaccrual loans with partially charged-off principal may return to accruing status if the loan performs after a reasonable period of time, generally six months, and the loan meets other performance indicators. When a nonperforming loan is returned to accruing status, it is then considered a performing loan. Nonaccrual loans with fully charged-off principal are prohibited from returning to accruing status. Foreclosed assets consist of any asset seized or property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. OREO comprises principally residential and commercial real estate properties obtained in partial or total satisfaction of loan obligations. After obtaining a foreclosure judgment, or in some jurisdictions the initiation of proceedings under a power of sale in the loan instruments, the property will be sold. When we are awarded title or completion of deed-in-lieu of foreclosure, we transfer the loan to foreclosed assets included in Other assets on our Consolidated Balance Sheet. Property obtained in satisfaction of a loan is initially recorded at estimated fair value less cost to sell. Based upon the estimated fair value less cost to sell, the amortized cost basis of the loan is adjusted and a charge-off/recovery is recognized to the ALLL. We estimate fair values primarily based on appraisals or sales agreements with third parties. Subsequently, foreclosed assets are valued at the lower of the amount recorded at the acquisition date or estimated fair value less cost to sell. Valuation adjustments on these assets and gains or losses realized from disposition of such property are reflected in Other noninterest expense. For certain mortgage loans that have a government guarantee, we establish a separate other receivable upon foreclosure. The receivable is measured based on the loan balance (inclusive of principal and interest) that is expected to be recovered from the guarantor. Charge-offs We generally charge-off commercial (commercial and industrial, commercial real estate and equipment lease financing) nonperforming loans when we determine that a specific loan, or portion thereof, is uncollectible. This determination is based on the specific facts and circumstances of the individual loans. However, we may use certain inputs as an aid in making this determination, including but not limited to assessments of the collateral pledged to the underlying loan and loss estimates that are informed by internal and third-party reports. Additionally, we consider the viability of the business or project as a going concern, the past due status when the asset is not well secured, the expected cash flows to repay the loan, the value of the collateral less costs to sell, and the ability and willingness of any guarantors to perform when making this determination. For most commercial loans above a defined dollar threshold, charge-offs are generally assessed on an individual loan basis and are informed by third party valuations (where available) and internal information, except for those loans secured by real estate. For loans secured by real estate, we charge-off the amortized cost of the loan to a defined LTV ratio when the loan is placed on nonaccrual designation. For commercial loans and leases less than a defined dollar threshold, balances are generally charged-off in full after 180 days for loans and 120 days for leases. Refer to the appraisal discussion that follows for additional information on third party examinations and appraisals. We generally charge-off secured consumer (home equity, residential real estate and automobile) nonperforming loans to the fair value of collateral less costs to sell if the fair value is lower than the amortized cost basis of the loan outstanding and the delinquency of the loan, combined with other risk factors such as bankruptcy or lien position, indicates that the loan (or a portion thereof) is uncollectible as per our historical experience. These nonperforming loans would also be charged-off when the collateral has been repossessed. We charge-off secured consumer loans no later than 180 days past due. Most consumer loans and lines of credit, not secured by automobiles or residential real estate, are charged-off once they have reached 120-180 days past due. Depending on the class of financing receivable, we may use a combination of internal and external valuation sources in determining the value of collateral. Our use of these valuation techniques is dependent upon the collateral securing the loan, which varies by loan class, as explained below. 94 The PNC Financial Services Group, Inc. – 2025 Form 10-K

For commercial and industrial loans, common forms of collateral include short-term assets, such as accounts receivable, inventory and securities, and long-lived assets, such as equipment, owner-occupied real estate and other business assets. Depending on the size of the loan and composition of the collateral pool, we may require an appraisal or, depending on the type of collateral, a field examination at loan origination. For loans with an identified weakness and other characteristics as demonstrated by our internal classifications and policies, the frequency of appraisal updates is specific to collateral type and size of loan. These appraisal updates aid in determining the timing and amount of a charge-off, if deemed necessary. For loans secured by machinery and equipment, an orderly liquidation value appraisal is required bi-annually while the loan continues to demonstrate weakness. In the off year, we obtain desktop appraisal values which may be informed from internal analytics. For loans secured by inventory or accounts receivable, we require an appraisal or a field examination annually while the loan continues to demonstrate weakness. Refer to the discussion that follows for appraisal requirements related to loans secured by real estate. For commercial real estate loans, collateral generally includes land and/or buildings that are used to generate income for the borrower, which we assign a value to through use of appraisals performed by qualified, independent third-party state certified real estate appraisers. New loans or loans being evaluated for extension or material modification are required to be appraised. The frequency of reappraisals outside of a credit action is based on regulatory and internal requirements. Generally, for loans with heightened risk, a cadence has been established to obtain updated appraisals at least annually to aid in determining the timing and amount of a charge- off, if deemed necessary. Loans that do not demonstrate a heightened risk are monitored through our ongoing management of the portfolio, including any need for a new appraisal. All appraisals are reviewed by independent qualified real estate valuation personnel. Depending on the specific circumstances of the property at the time of appraisal, we may use one, or a combination of as-is, as- completed or as-stabilized appraisals. For residential real estate and certain home equity loans, where collateral typically includes the property securing the loan or line-of- credit, PNC obtains appraisals and evaluations through independent appraisal management companies at the time of loan application, in accordance with regulatory guidelines. We use internally derived property values based on vendor automated valuation models or HPI indices to monitor value trends since the time of loan origination, which we update monthly. We obtain broker price opinions when foreclosure proceedings are initiated and order independent appraisals for loans that we have foreclosed on to aid in determining the timing and amount of a charge-off. Residential real estate appraisals are subject to GSE and regulatory (e.g., Uniform Standards of Professional Appraisal Practice) appraisal standards. In addition to utilizing GSE appraisal standards, home equity loans may use third-party proprietary appraisal standards which also meet regulatory requirements, or may undergo an evaluation process as an alternative to an appraisal. Residential real estate and home equity loans generally use an as-is appraisal valuation. For secured collateral dependent loans, collateral values are updated at least annually and subsequent declines in collateral values are charged-off, resulting in incremental provision for credit loss. Subsequent increases in collateral values may be reflected as an adjustment to the ALLL to reflect the expectation of recoveries in an amount greater than previously expected, limited to amounts previously charged-off. See Note 3 Loans and Related Allowance for Credit Losses for additional information on FDMs, nonperforming assets and credit quality indicators related to our loan portfolio. Allowance for Credit Losses Our ACL is based on historical loss experience, current borrower risk characteristics, current economic conditions, reasonable and supportable forecasts of future conditions and other relevant factors. We maintain the ACL at an appropriate level for expected losses on our existing investment securities, loans, equipment finance leases, other financial assets and unfunded lending related commitments, for the remaining estimated contractual term of the assets or exposures as of the balance sheet date. The remaining contractual term of assets in scope of CECL is estimated considering contractual maturity dates, prepayment expectations, utilization or draw expectations and any contractually embedded extension options that do not allow us to unilaterally cancel the extension options. For products without a fixed contractual maturity date (e.g., credit cards), we rely on historical payment behavior to determine the effective tenor of the exposure. We estimate expected losses on a pooled basis using a combination of (i) the expected losses over a reasonable and supportable forecast period, (ii) a period of reversion to long-run average expected losses, where applicable and (iii) the long-run average expected losses for the remaining estimated contractual term. For all assets and unfunded lending related commitments in the scope of CECL, the ACL also includes individually assessed reserves and qualitative reserves, as applicable. We use forward-looking information in estimating expected credit losses for our reasonable and supportable forecast period. For this purpose, we use forecasted scenarios produced by PNC’s Economics Team, which are designed to reflect potential trajectories of the business cycles and their related estimated probabilities. The forecast length that we have currently determined to be reasonable and supportable is three years. As noted in the methodology discussions that follow, forward-looking information is incorporated into the The PNC Financial Services Group, Inc. – 2025 Form 10-K 95

expected credit loss estimates. Such forward-looking information includes forecasted relevant macroeconomic variables, which are estimated using quantitative macroeconomic models, analysis from PNC economists and management judgment. The reversion period is used to bridge our three-year reasonable and supportable forecast period and the long-run average expected credit losses. We consider a number of factors in determining the duration of the reversion period, such as contractual maturity of the asset, observed historical patterns and the estimated credit loss rates at the end of the forecast period relative to the beginning of the long-run average period. The reversion period ranges from immediate to three years. The long-run average expected credit losses are derived from long-run historical credit loss information adjusted for the credit quality of the current portfolio and, therefore, do not consider current and forecasted economic conditions. Allowance for Investment Securities A significant portion of our investment securities are issued or guaranteed by either the U.S. government (U.S. Treasury or a government entity) or a GSE (FNMA or FHLMC). Taking into consideration historical information and current and forecasted conditions, we do not expect to incur any credit losses on these securities. Investment securities that are not issued or guaranteed by the U.S. government or a GSE consist of both securitized products, such as non-agency mortgage and asset-backed securities, as well as non-securitized products, such as corporate and municipal debt securities. A discounted cash flow approach is primarily used to determine the amount of the allowance required. The estimates of expected cash flows are determined using macroeconomic sensitive models taking into consideration the reasonable and supportable forecast period and scenarios discussed above. Additional factors unique to a specific security may also be taken into consideration when estimating expected cash flows. The cash flows expected to be collected, after considering expected prepayments, are discounted at the effective interest rate. For an available-for-sale security, the amount of the allowance is limited to the difference between the amortized cost basis of the security and its estimated fair value. See Note 2 Investment Securities for additional information about the investment securities portfolio. 96 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Allowance for Loan and Lease Losses Our pooled expected credit loss methodology is based upon the quantification of risk parameters, such as PD, LGD, EAD and the remaining estimated contractual term for a loan, loan segment or lease. We also consider the impact of prepayments and amortization on the estimated contractual term in our expected loss estimates. We use historical credit loss information, current borrower risk characteristics and forecasted economic variables for the reasonable and supportable forecast period, coupled with analytical methods, to estimate these risk parameters by loan, loan segment or lease. PD, LGD and EAD parameters are calculated for each forecasted scenario and the long-run average period, and are combined to generate expected loss estimates by scenario. Each scenario is then weighted to determine our total estimated loss. The following matrix provides credit risk characteristics that we use to estimate these risk parameters. Loan Class Probability of Default Loss Given Default Exposure at Default Commercial Commercial and industrial / Equipment lease financing •For wholesale obligors: internal risk ratings based on borrower characteristics and industry •For retail small balance obligors: credit score, delinquency status, and product type •Collateral type, LTV, industry, size and outstanding exposure for secured loans •Capital structure, industry and size for unsecured loans •For retail small balance obligors, product type and credit scores •Outstanding balances, commitment, contractual maturities and historical prepayment experience for loans •Current utilization and historical pre-default draw experience for lines Commercial real estate (CRE) •Property performance metrics, property type, market and risk pool and internal risk ratings based on borrower characteristics •Property type, LTV, market, risk pool and costs to sell •Outstanding balances, commitment, contractual maturities and historical prepayment experience for loans Consumer Home equity / Residential real estate •Borrower credit scores, delinquency status, origination vintage, LTV and contractual maturity •Collateral characteristics, LTV and costs to sell •Outstanding balances, contractual maturities and historical prepayment experience for loans •Current utilization and historical pre-default draw experience for lines Automobile •Borrower credit scores, delinquency status, borrower income, LTV and contractual maturity •New vs. used, LTV and borrower credit scores •Outstanding balances, contractual maturities and historical prepayment experience Credit card •Borrower credit scores, delinquency status, utilization, payment behavior and months on book •Borrower credit scores and credit line amount •Paydown curves are developed using a pro-rata method and estimated using borrower behavior segments, payment ratios and borrower credit scores Education / Other consumer •Modeled using either discrete risk parameters or analytical approaches based on net charge-offs and paydown rates The PNC Financial Services Group, Inc. – 2025 Form 10-K 97

The following matrix describes the key economic variables that are consumed during our forecast period by loan class, as well as other assumptions that are used for our reversion and long-run average approaches.

Loan Class	Forecast Period - Key Economic Variables	Reversion Method	Long-Run Average
Commercial			
Commercial and industrial / Equipment lease financing	• GDP and Gross Domestic Investment measures, employment related variables and personal income and consumption measures	• Immediate reversion	• Average parameters determined based on internal and external historical data • Modeled parameters using long-run economic conditions for retail small balance obligors
Commercial real estate (CRE)	• CRE Price Index, unemployment rates, GDP, corporate bond yield and interest rates	• Immediate reversion	• Average parameters determined based on internal and external historical data
Consumer			
Home equity / Residential real estate	• Unemployment rates, HPI and interest rates	• Straight-line over 3 years	• Modeled parameters using long-run economic conditions
Automobile	• Unemployment rates, HPI, disposable personal income and Manheim used car index	• Straight-line over 1 year	• Average parameters determined based on internal historical data
Credit card	• Unemployment rates, personal consumption expenditure and HPI	• Straight-line over 2 years	• Modeled parameters using long-run economic conditions
Education / Other consumer	• Modeled using either discrete risk parameters or analytical approaches based on net charge-offs and paydown rates		

After the forecast period, we revert to the long-run average over the reversion period noted above, which is the period between the end of the forecast period and when losses are estimated to have completely reverted to the long-run average.

Once we have developed a combined estimate of credit losses (*i.e.*, for the forecast period, reversion period and long-run average) under each of the forecasted scenarios, we produce a probability-weighted credit loss estimate. In addition, we add or deduct any qualitative components and other adjustments, such as individually assessed loans, to produce the ALLL. See the Individually Assessed Component and Qualitative Component discussions that follow in this Note 1 for additional information about those adjustments.

Individually Assessed Component

Loans and leases that do not share similar risk characteristics with a pool of loans are individually assessed as follows:

- For commercial nonperforming loans greater than or equal to a defined dollar threshold, reserves are based on an analysis of the present value of the loan's expected future cash flows or the fair value of the collateral, if appropriate under our policy for collateral dependent loans. Nonperforming commercial loans below the defined threshold are reserved for under a pooled basis, as we believe these loans continue to share similar risk characteristics.
- For consumer nonperforming loans classified as collateral dependent, charge-off and ALLL related to recovery of amounts previously charged-off are evaluated through an analysis of the fair value of the collateral less costs to sell.

Qualitative Component

While our reserve models and methodologies strive to reflect all relevant expected credit risk factors, the ACL also accounts for factors that may not be directly measured in the determination of individually assessed or pooled reserves. Such qualitative factors may include, but are not limited to:

- Industry concentrations and conditions,
- Changes in market conditions, including regulatory and legal requirements,
- Changes in the nature and volume of our portfolio,
- Recent credit quality trends,
- Recent loss experience in particular portfolios, including specific and unique events,
- Recent macroeconomic factors that may not be reflected in the forecast information,
- Limitations of available input data, including historical loss information and recent data such as collateral values,
- Model imprecision and limitations,
- Changes in lending policies and procedures, including changes in loss recognition and mitigation policies and procedures, and
- Timing of available information.

98 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

See Note 3 Loans and Related Allowance for Credit Losses for additional information about our loan portfolio and the related allowance. Accrued Interest When accrued interest is reversed or charged-off in a timely manner, the CECL standard provides a practical expedient to exclude accrued interest from ACL measurement. We consider our nonaccrual and charge-off policies to be timely for all of our investment securities, loans and leases, with the exception of consumer credit cards, education loans and certain unsecured consumer lines of credit. We consider the length of time before nonaccrual/charge-off and the use of appropriate other triggering events for nonaccrual and charge-offs in making this determination. Pursuant to these policy elections, we calculate reserves for accrued interest on credit cards, education loans and certain unsecured consumer lines of credit, which are then included within the ALLL. See the Debt Securities and the Nonperforming Loans and Leases sections of this Note 1 for additional information on our nonaccrual and charge- off policies. Purchased Credit Deteriorated Loans or Securities The allowance for PCD loans or securities is determined at the time of acquisition, as the estimated expected credit loss of the outstanding balance or par value, based on the methodologies described previously for loans and securities. In accordance with CECL, the allowance recognized at acquisition is added to the acquisition date purchase price to determine the asset’s amortized cost basis. Allowance for Unfunded Lending Related Commitments We maintain the allowance for unfunded lending related commitments on off-balance sheet credit exposures that are not unconditionally cancelable (e.g., unfunded loan commitments, letters of credit and certain financial guarantees), at a level we believe is appropriate as of the balance sheet date to absorb expected credit losses on these exposures. Other than the estimation of the probability of funding, this reserve is estimated in a manner similar to the methodology used for determining reserves for pooled loans and leases. See the Allowance for Loan and Lease Losses section of this Note 1 for the key credit risk characteristics for unfunded lending related commitments. The allowance for unfunded lending related commitments is recorded as a liability on the Consolidated Balance Sheet. Net adjustments to this reserve are included in Provision for credit losses on the Consolidated Income Statement. See Note 3 Loans and Related Allowance for Credit Losses for additional information about this allowance. Allowance for Other Financial Assets We determine the allowance for other financial assets (e.g., trade receivables, servicing advances on PNC-owned loans and balances with banks) considering historical loss information and other available indicators. In certain cases where there are no historical, current or forecast indicators of an expected credit loss, we may estimate the reserve to be close to zero. As of December 31, 2025, December 31, 2024, and December 31, 2023 the allowance for other financial assets was immaterial. Loans Held for Sale We designate loans as held for sale when we have the intent and ability to sell them. At the time of designation to held for sale, any ACL is reversed, and a valuation allowance for the shortfall between the amortized cost basis and the net realizable value is recognized, excluding the amounts already charged-off. Similarly, when loans are no longer considered held for sale, the valuation allowance (net of writedowns) is reversed, and an allowance for credit losses is established, excluding the amounts already charged- off. Write-downs on loans held for sale (if required) are recorded as charge-offs through the valuation allowance. Adjustments to the valuation allowance on held for sale loans are recognized in Other noninterest income. We have elected to account for certain commercial and residential mortgage loans held for sale at fair value. The changes in the fair value of commercial and residential mortgage loans are measured and recorded within Residential and commercial mortgage noninterest income each period. See Note 14 Fair Value for additional information. Interest income with respect to loans held for sale is accrued based on the principal amount outstanding and the loan’s contractual interest rate. In certain circumstances, loans designated as held for sale may be transferred to held for investment based on a change in strategy. We transfer these loans at the lower of cost or estimated fair value; however, any loans originated or purchased for the held for sale portfolio and for which the fair value option has been elected remain at fair value for the life of the loan. Loan Sales, Loan Securitizations and Retained Interests We recognize the sale of loans or other financial assets when the transferred assets are legally isolated from our creditors and the appropriate accounting criteria are met. We have sold mortgage and other loans through securitization transactions. In a securitization, financial assets are transferred into trusts or to SPEs in transactions to effectively legally isolate the assets from us. In a securitization, the trust or SPE issues beneficial interests in the form of senior and subordinated securities backed or collateralized by the assets sold to the trust. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the The PNC Financial Services Group, Inc. – 2025 Form 10-K 99

time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated or residual interests. In certain cases, we may retain a portion or all of the securities issued, interest- only strips, one or more subordinated tranches, servicing rights and, in some cases, cash reserve accounts. If sale accounting is achieved, securitized loans are removed from the balance sheet and a net gain or loss is recognized in Noninterest income at the time of initial sale. Gains or losses recognized on the sale of the loans depend on the fair value of the loans sold and the retained interests at the date of sale. We generally estimate the fair value of the retained interests based on the present value of future expected cash flows using assumptions as to discount rates, interest rates, prepayment speeds, credit losses and servicing costs, if applicable. With the exception of loan sales to certain GSEs, our loan sales and securitizations are generally structured without recourse to us except for representations and warranties and with no restrictions on the retained interests. We originate, sell and service commercial mortgage loans under the FNMA DUS program. Under the provisions of the DUS program, we participate in a loss-sharing arrangement with FNMA. When we are obligated for loss-sharing or recourse, our policy is to record such liabilities initially at fair value and subsequently reserve for estimated losses in accordance with guidance contained in applicable GAAP. Variable Interest Entities A VIE is a corporation, partnership, LLC, or any other legal structure used to conduct activities or hold assets generally that either: • Does not have equity investors with voting rights that can directly or indirectly make decisions about the entity’s most significant economic activities through those voting rights or similar rights, or • Has equity investors that do not provide sufficient equity for the entity to finance its activities without additional subordinated financial support. A VIE often holds financial assets, including loans or receivables, real estate or other property. VIEs are assessed for consolidation under ASC 810 – Consolidation when we hold a variable interest in these entities. We consolidate a VIE if we are its primary beneficiary. The primary beneficiary of a VIE is determined to be the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Upon consolidation of a VIE, we recognize all of the VIE’s assets, liabilities and noncontrolling interests on our Consolidated Balance Sheet. On a quarterly basis, we determine whether any changes occurred requiring a reassessment of whether we are the primary beneficiary of an entity. See Note 4 Loan Sale and Servicing Activities and Variable Interest Entities for information about VIEs that we consolidate as well as those that we do not consolidate but in which we hold a significant variable interest. Mortgage Servicing Rights We provide servicing under various loan servicing contracts for commercial and residential loans. These contracts are either purchased in the open market or retained as part of a loan securitization or loan sale. All acquired or originated servicing rights are initially measured at fair value. Fair value is based on the present value of the expected future net cash flows, including assumptions as to: • Deposit balances and interest rates for escrow and commercial reserve earnings, • Discount rates, • Estimated prepayment speeds, and • Estimated servicing costs. We’ve elected to subsequently measure commercial and residential MSRs at fair value. We manage the risk of changes in fair value of MSRs by hedging the fair value with derivatives and securities which are expected to offset the change in fair value of the servicing rights. Changes in the fair value of MSRs are recognized as gains or losses. The fair value of these servicing rights is estimated by using a discounted cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs and other factors which are determined based on current market conditions. See Note 5 Goodwill and Mortgage Servicing Rights and Note 14 Fair Value for additional information. Goodwill Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill is assigned at the reporting unit level on the acquisition date. A reporting unit is a business segment or one level below a business segment. At least annually, in the fourth quarter, management performs the goodwill impairment test at a reporting unit level. The goodwill impairment test may also be performed more frequently if events occur or circumstances have changed significantly from the annual test date, when such events or circumstances may indicate that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value. Examples of events or circumstances that are considered for more frequent 100 The PNC Financial Services Group, Inc. – 2025 Form 10-K

goodwill impairment testing include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, and other relevant PNC or reporting unit specific events. When performing a goodwill impairment test, PNC may first perform a qualitative analysis to evaluate whether it is more-likely-than- not that the fair value of a reporting unit is less than its carrying amount. If, after considering all relevant events and circumstances, PNC determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment test is not necessary. If PNC elects to bypass the qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative goodwill impairment test is performed. Inputs are generated and used in calculating the fair value of the reporting unit, which is compared to its carrying amount. The fair value of our reporting units is determined by using discounted cash flows and/or market comparability methodologies. If the fair value is greater than the carrying amount, then the reporting unit’s goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, an entity should recognize an impairment charge for the amount by which the carrying amount of goodwill exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit and subsequent reversals of goodwill impairment are not permitted. See Note 5 Goodwill and Mortgage Servicing Rights for additional information. Leases Lessor Arrangements We provide financing for various types of equipment, including aircraft, energy and power systems and vehicles through a variety of lease arrangements. Finance leases are carried at the aggregate of lease payments plus estimated residual value of the leased equipment, less unearned income. Leveraged leases, a form of financing leases, are carried net of nonrecourse debt. We recognize income over the term of the lease using the constant effective yield method. Lease residual values are reviewed for impairment at least annually. Gains or losses on the sale of leased assets are included in Other noninterest income. Valuation adjustments on operating lease residuals are included in Other noninterest expense while valuation adjustments on the net investment of a direct financing or sales-type lease are included in Provision for credit losses. Lessee Arrangements We lease retail branches, datacenters, office space, land and equipment under operating and finance leases. Under ASC 842, we elected the practical expedient to account for the lease and nonlease components of real estate leases and leases of advertising assets, such as signage, as a single lease component. For other leased asset classes, lease and nonlease components of new lease agreements are accounted for separately. In addition, we elected the practical expedient to not apply the recognition requirements under the standard to short-term leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet, as we recognize lease expense for these leases on a straight-line basis over the lease term. Generally, we have elected to use the Overnight Indexed Swap rate corresponding to the term of the lease at the lease measurement date as our incremental borrowing rate to measure the right- of-use-asset and lease liability. See Note 6 Leases for additional information on our leasing arrangements. Depreciation and Amortization For financial reporting purposes, we depreciate premises and equipment, net of salvage value, principally using the straight-line method over their estimated useful lives. We use estimated useful lives for furniture and equipment ranging from one to 10 years and depreciate buildings over an estimated useful life of up to 40 years. We amortize leasehold improvements over their estimated useful lives of up to 15 years or the respective lease terms, whichever is shorter. We purchase, as well as internally develop and customize, certain software to enhance or perform internal business functions. Software development costs incurred in the planning and post-development project stages are charged to Noninterest expense. Costs associated with designing software configuration and interfaces, installation, coding programs and testing systems are capitalized and amortized using the straight-line method over periods generally ranging from one to 10 years. Implementation costs of software hosting arrangements are capitalized and amortized over the contractual term of the associated arrangement, including extension options we are reasonably certain to exercise, on a straight-line basis. We review the remaining useful lives and carrying values of premises and equipment to determine whether an event has occurred that would indicate a change in useful life is warranted or if any impairment exists. The PNC Financial Services Group, Inc. – 2025 Form 10-K 101

Other Comprehensive Income Other comprehensive income, on an after-tax basis, primarily consists of unrealized gains or losses on available-for-sale debt securities, unrealized gains or losses on derivatives designated as cash flow hedges, and changes in plan assets and benefit obligations of pension and other postretirement benefit plans. Details of each component are included in Note 12 Other Comprehensive Income. Treasury Stock We record common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis. Earnings Per Common Share Basic earnings per common share is calculated using the two-class method to determine income attributable to common shareholders. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method. Distributed dividends and dividend equivalents related to participating securities and an allocation of undistributed net income to participating securities reduce the amount of income attributable to common shareholders. In a period with a loss, no allocation will be made to the participating securities, as they do not have a contractual obligation to absorb losses. Income attributable to common shareholders is then divided by the weighted-average common shares outstanding for the period. Diluted earnings per common share is calculated under the more dilutive of either the treasury stock method or the two-class method. For the diluted calculation, we increase the weighted-average number of shares of common stock outstanding by the assumed conversion of outstanding convertible preferred stock from the beginning of the year or date of issuance, if later, and the number of shares of common stock that would be issued assuming the exercise of stock options and warrants and the issuance of incentive shares using the treasury stock method. These adjustments to the weighted-average number of shares of common stock outstanding are made only when such adjustments will dilute earnings per common share. For periods in which there is a loss from continuing operations, any potential dilutive shares will be anti-dilutive. In this scenario, no potential dilutive shares will be included in the continuing operations, discontinued operations or total earnings per common share calculations, even if overall net income is reported. See Note 13 Earnings Per Share for additional information. Fair Value of Financial Instruments The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts and financial assets and liabilities for which fair value was elected are detailed in Note 14 Fair Value. Derivative Instruments and Hedging Activities We use a variety of financial derivatives to both mitigate exposure to market (primarily interest rate) and credit risks inherent in our business activities, as well as to facilitate customer risk management activities. We manage these risks as part of our asset and liability management process and through credit policies and procedures. We recognize all derivative instruments at fair value as either Other assets or Other liabilities on the Consolidated Balance Sheet and the related cash flows in the Operating Activities section of the Consolidated Statement of Cash Flows. Adjustments for counterparty credit risk are included in the determination of fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a cash flow or net investment hedging relationship. For all other derivatives, changes in fair value are recognized in earnings. We utilize a net presentation for derivative instruments on the Consolidated Balance Sheet taking into consideration the effects of legally enforceable master netting agreements. Cash collateral exchanged with counterparties is also netted against the applicable derivative exposures by offsetting obligations to return, or general rights to reclaim, cash collateral against the fair values of the net derivatives being collateralized. For those derivative instruments that are designated and qualify as accounting hedges, we designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of the net investment in a foreign operation. We formally document the relationship between the hedging instruments and hedged items, as well as the risk management objective and strategy, before undertaking an accounting hedge. To qualify for hedge accounting, the derivatives and related hedged items must be designated as a hedge at inception of the hedge relationship. In addition, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. For accounting hedge relationships, we formally assess, both at the inception of the hedge and on an ongoing basis, if the derivatives are highly effective in offsetting designated changes in the fair value or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective, hedge accounting is discontinued. We assess 102 The PNC Financial Services Group, Inc. – 2025 Form 10-K

effectiveness using statistical regression analysis. Where the critical terms of the derivative and hedged item match, effectiveness may be assessed qualitatively. For derivatives that are designated as fair value hedges (i.e., hedging the exposure to changes in the fair value of an asset or a liability attributable to a particular risk, such as changes in benchmark interest rates), changes in the fair value of the hedging instrument are recognized in earnings and offset by also recognizing in earnings the changes in the fair value of the hedged item attributable to the hedged risk. To the extent the change in fair value of the derivative does not offset the change in fair value of the hedged item attributable to the hedged risk, the difference is reflected in the Consolidated Income Statement in the same income statement line as the hedged item. For derivatives designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows), the gain or loss on derivatives is reported as a component of AOCI and subsequently reclassified to income in the same period or periods during which the hedged cash flows affect earnings and recorded in the same income statement line item as the hedged cash flows. For derivatives designated as a hedge of net investment in a foreign operation, the gain or loss on the derivatives is reported as a component of AOCI. We discontinue hedge accounting when it is determined that the derivative (i) no longer qualifies as an effective hedge; (ii) the derivative expires or is sold, terminated or exercised; or (iii) the derivative is de-designated as a fair value or cash flow hedge or, for a cash flow hedge, it is no longer probable that the forecasted transaction will occur by the end of the originally specified time period. We purchase or originate financial instruments that contain an embedded derivative. For financial instruments not measured at fair value with changes in fair value reported in earnings, we assess, at inception of the transaction, if the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the host contract, and whether a separate instrument with the same terms as the embedded derivative would be a derivative. If the embedded derivative is not clearly and closely related to the host contract and meets the definition of a derivative, the embedded derivative is recorded separately from the host contract with changes in fair value recorded in earnings, unless we elect to account for the hybrid instrument at fair value. We enter into commitments to originate residential and commercial mortgage loans for sale. We also enter into commitments to purchase or sell commercial and residential real estate loans. These commitments are accounted for as free-standing derivatives which are recorded at fair value in Other assets or Other liabilities on the Consolidated Balance Sheet. Any gain or loss from the change in fair value after the inception of the commitment is recognized in Noninterest income. See Note 15 Financial Derivatives for additional information. Income Taxes Effective for our 2025 Form 10-K, we adopted ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands presentation requirements for select items, including the rate reconciliation and income taxes paid (net of refunds) disclosures. The ASU was applied retrospectively to all prior periods presented. The ASU requires specific categories to be presented in a rate reconciliation between the U.S. statutory federal income tax expense (or benefit) and the effective income tax expense (or benefit), while providing additional information for any reconciling item that is equal to or greater than five percent of the amount computed by multiplying pretax income (or loss) by the statutory income tax rate. Additionally, the ASU requires the amount of income taxes paid to be disaggregated by federal, state and foreign source, and further requires disaggregation for jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Refer to Note 18 Income Taxes for additional information on our adoption of this ASU. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that we expect will apply at the time when we believe the differences will reverse. Changes in tax rates and tax law are accounted for in the period of enactment. Thus, at the enactment date, deferred taxes are remeasured and the change is recognized in Income tax expense. The recognition of deferred tax assets requires an assessment to determine the realization of such assets. Realization refers to the incremental benefit achieved through the reduction in future taxes payable or refunds receivable from the deferred tax assets, assuming that the underlying deductible differences and carryforwards are the last items to enter into the determination of future taxable income. We establish a valuation allowance for tax assets when it is more likely than not that they will not be realized, based upon all available positive and negative evidence. We have elected to apply PAM to our qualifying LIHTC and NMTC equity investments. Investment tax credits and investment impairment are recognized in tax expense for any individual LIHTC and NMTC equity investment for which we can demonstrate that the investment was made primarily for the purpose of receiving income tax credits and other income tax benefits. We use the deferral method of accounting for all investment tax credit equity investments. Under this method, the investment tax credits are recognized as a reduction to the related asset. See Note 18 Income Taxes for additional information. The PNC Financial Services Group, Inc. – 2025 Form 10-K 103

Revenue Recognition We earn interest and noninterest income from various sources, including: • Lending, • Securities portfolio, • Asset management, • Loan sales, loan securitizations and servicing, • Brokerage services, • Sale of securities, • Certain private equity activities, and • Sale of interest-rate and foreign currency derivatives. In addition, we earn fees and commissions from: • Issuing loan commitments, standby letters of credit and financial guarantees, • Deposit account services, • Merchant services, • Selling various insurance products, • Providing treasury management services including money transfer services, • Providing merger and acquisition advisory and related services, • Debit and credit card transactions, and • Facilitating and participating in certain capital markets transactions. Service charges on deposit accounts are recognized when earned. Brokerage fees and gains and losses on the sale of securities and certain derivatives are recognized on a trade-date basis. We record private equity income or loss based on changes in the valuation of the underlying investments or when we dispose of our interest. We recognize gains or losses on changes in the fair value of certain financial instruments where we have elected the fair value option. These financial instruments include certain commercial and residential mortgage loans originated for sale, certain residential mortgage portfolio loans, and certain brokered time deposits. We also recognize gains or losses on changes in the fair value of residential and commercial MSRs. We recognize revenue from servicing residential and commercial mortgages for others as earned based on the specific contractual terms. These revenues are reported on the Consolidated Income Statement in the line item Residential and commercial mortgage. We recognize revenue from securities, derivatives and foreign exchange customer-related trading, as well as securities underwriting activities, as these transactions occur or as performance obligations are met. We generally recognize gains from the sale of loans upon meeting the derecognition criteria for transfers of financial assets. Mortgage revenue recognized is reported net of mortgage repurchase reserves. For the fee-based revenue within the scope of ASC Topic 606 - Revenue from Contracts with Customers, revenue is recognized when or as those services are transferred to the customer. See Note 23 Fee-based Revenue from Contracts with Customers for additional information related to revenue within the scope of ASC Topic 606. Noninterest Income Presentation A description of each revenue stream follows: Asset management and brokerage includes revenue from our asset management and retail brokerage businesses. Asset management services include investment management, custody, retirement planning, family planning, trust management and retirement administration. Brokerage services offer retail customers a wide range of investment options, including mutual funds, annuities, stock, bonds and managed accounts. Capital markets and advisory includes revenue from services and activities primarily related to merger and acquisition advisory, equity capital markets advisory, asset-backed financing, loan syndication, securities underwriting, credit and funding valuation adjustments related to the derivatives portfolio and customer-related trading. Card and cash management includes revenue primarily from debit and credit card activities, inclusive of credit card points and rewards, treasury management services and ATM fees. Debit and credit card activities include interchange revenue and merchant service fees. Treasury management services include cash and investment management, receivables and disbursement management, funds transfer and access to online/mobile information management and reporting. 104 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Lending and deposit services includes revenue primarily related to service charges on deposits, loan commitment and usage fees, the issuance of standby letters of credit, operating lease income and long-term care and insurance products. Residential and commercial mortgage includes the gain and loss on sale of mortgages, revenue related to our mortgage servicing responsibilities, mortgage servicing rights valuation adjustments and net gains on originations and sales of loans held for sale. Other noninterest income is primarily composed of private equity revenue, net securities gains and losses, activity related to our equity investment in Visa, including related swaps and gains and losses on asset sales. See Note 23 Fee-based Revenue from Contracts with Customers for additional details related to these revenue streams within the scope of ASC Topic 606 - Revenue from Contracts with Customers. Recently Adopted Accounting Standards Accounting Standards Update Description Financial Statement Impact Improvements to Income Tax Disclosures - ASU 2023-09 Issued December 2023 • Requires public business entities to, on an annual basis, (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. • Requires that all entities disclose, on an annual basis, (1) the amount of income taxes paid (net of refunds received), disaggregated by federal (national), state and foreign taxes, and (2) the amount of income taxes paid (net of refunds received), disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). • Allows for either a prospective or retrospective transition approach. • Adopted for annual periods beginning in 2025 using a retrospective transition approach. • This ASU did not impact our Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity or Consolidated Statement of Cash Flows. • The presentation of our income tax disclosures have been updated to reflect (1) specific categories in our rate reconciliation disclosure and (2) the disaggregation of income taxes paid (net of refunds received). These updates can be found in Note 18 Income Taxes. The PNC Financial Services Group, Inc. – 2025 Form 10-K 105

NOTE 2 INVESTMENT SECURITIES

The following table summarizes our available-for-sale and held-to-maturity portfolios by major security type:

Table 41: Investment Securities Summary (a)(b)

	December 31, 2025				December 31, 2024			
		Unrealized				Unrealized		
In millions	Amortized Cost (c)	Gains	Losses	Fair Value	Amortized Cost (c)	Gains	Losses	Fair Value
Securities Available-for-Sale								
U.S. Treasury and government agencies	$ 29,022	$ 188	$ (313)	$ 28,897	$ 23,962	$ 25	$ (436)	$ 23,551
Residential mortgage-backed								
Agency	32,429	176	(1,942)	30,663	33,589	28	(2,991)	30,626
Non-agency	442	110	(4)	548	504	105	(6)	603
Commercial mortgage-backed								
Agency	3,395	43	(66)	3,372	2,077	1	(133)	1,945
Non-agency	256	—	(4)	252	706	—	(15)	691
Asset-backed	2,247	50	—	2,297	2,353	42	(3)	2,392
Other	2,106	54	(54)	2,106	2,307	42	(118)	2,231
Total securities available-for-sale	$ 69,897	$ 621	$ (2,383)	$ 68,135	$ 65,498	$ 243	$ (3,702)	$ 62,039
Securities Held-to-Maturity								
U.S. Treasury and government agencies	$ 21,537	$ 25	$ (318)	$ 21,244	$ 29,420	$ —	$ (896)	$ 28,524
Residential mortgage-backed								
Agency	42,599	279	(2,155)	40,723	40,171	16	(3,696)	36,491
Non-agency	222	—	(11)	211	240	—	(21)	219
Commercial mortgage-backed								
Agency	1,091	16	(7)	1,100	955	3	(28)	930
Non-agency	328	3	(1)	330	836	3	(7)	832
Asset-backed	1,840	46	(6)	1,880	3,380	37	(16)	3,401
Other	2,488	34	(31)	2,491	2,691	19	(49)	2,661
Total securities held-to-maturity (d)	$ 70,105	$ 403	$ (2,529)	$ 67,979	$ 77,693	$ 78	$ (4,713)	$ 73,058

(a) At December 31, 2025, the accrued interest associated with our held-to-maturity and available-for-sale portfolios totaled $219 million and $348 million, respectively. The comparable amounts at December 31, 2024 were $242 million and $328 million, respectively. These amounts are included in Other assets on the Consolidated Balance Sheet.

(b) Credit ratings represent a primary credit quality indicator used to monitor and manage credit risk. Of our total securities portfolio, 97% were rated AAA/AA at both December 31, 2025 and 2024.

(c) Amortized cost is presented net of allowance of $61 million for securities available-for-sale, primarily related to non-agency commercial mortgage-backed securities, and $5 million for securities held-to-maturity at December 31, 2025. The comparable amounts at December 31, 2024 were $86 million and $5 million, respectively.

(d) Held-to-maturity securities transferred from available-for-sale are included in held-to-maturity at fair value at the time of the transfer. The amortized cost of held-to-maturity securities included net unrealized losses of $2.7 billion at December 31, 2025, related to securities transferred, which are offset in AOCI, net of tax. The comparable amount at December 31, 2024 was $3.4 billion.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility and liquidity conditions. Securities available-for-sale are carried at fair value with net unrealized gains and losses included in Total shareholders' equity as AOCI, unless credit-related. Net unrealized gains and losses are determined by taking the difference between the fair value of a security and its amortized cost, net of any allowance. Securities held-to-maturity are carried at amortized cost, net of any allowance. At December 31, 2025 and 2024, there were $0.6 billion of net unsettled sales and $1.2 billion of net unsettled purchases of investment securities, respectively. This activity represents non-cash investing activity and, accordingly, is not reflected on the Consolidated Statement of Cash Flows.

We maintain the allowance for investment securities at levels that we believe to be appropriate as of the balance sheet date to absorb expected credit losses on our portfolio. As of December 31, 2025, the allowance for investment securities was $66 million and primarily related to non-agency commercial mortgage-backed securities in the available-for-sale portfolio. The comparable amount at December 31, 2024 was $91 million. See Note 1 Accounting Policies for a discussion of the methodologies used to determine the allowance for investment securities.

At December 31, 2025, AOCI included pre-tax losses of $229 million from derivatives that hedged the purchase of investment securities classified as held-to-maturity. The losses will be accreted to interest income as an adjustment of yield on the securities.

106 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Table 42 presents the gross unrealized losses and fair value of securities available-for-sale that do not have an associated allowance for investment securities at December 31, 2025 and 2024. These securities are segregated between investments that had been in a continuous unrealized loss position for less than twelve months and twelve months or more, based on the point in time that the fair value declined below the amortized cost basis. All securities included in the table have been evaluated to determine if a credit loss exists. As part of that assessment, as of December 31, 2025, we concluded that we do not intend to sell and believe we will not be required to sell these securities prior to recovery of the amortized cost basis.

Table 42: Gross Unrealized Loss and Fair Value of Securities Available-for-Sale Without an Allowance for Credit Losses

	Unrealized loss position less than 12 months		Unrealized loss position 12 months or more		Total	
In millions	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value
December 31, 2025						
U.S. Treasury and government agencies	$ (1)	$ 103	$ (312)	$ 1,427	$ (313)	$ 1,530
Residential mortgage-backed						
Agency	(4)	541	(1,938)	17,383	(1,942)	17,924
Non-agency	—	—	(1)	24	(1)	24
Commercial mortgage-backed						
Agency	—	—	(66)	1,572	(66)	1,572
Non-agency	—	—	(4)	167	(4)	167
Asset-backed	—	—	—	—	—	—
Other	—	—	(43)	1,518	(43)	1,518
Total securities available-for-sale	$ (5)	$ 644	$ (2,364)	$ 22,091	$ (2,369)	$ 22,735
December 31, 2024						
U.S. Treasury and government agencies	$ (70)	$ 17,500	$ (366)	$ 1,824	$ (436)	$ 19,324
Residential mortgage-backed						
Agency	(65)	6,163	(2,926)	19,595	(2,991)	25,758
Non-agency	—	—	(3)	41	(3)	41
Commercial mortgage-backed						
Agency	(8)	501	(125)	1,388	(133)	1,889
Non-agency	—	—	(15)	559	(15)	559
Asset-backed	(2)	226	(1)	8	(3)	234
Other	(2)	99	(98)	1,734	(100)	1,833
Total securities available-for-sale	$ (147)	$ 24,489	$ (3,534)	$ 25,149	$ (3,681)	$ 49,638

Information related to gross realized securities gains and losses from the sales of securities is set forth in the following table:

Table 43: Gains (Losses) on Sales of Securities Available-for-Sale

Year ended December 31 In millions	Gross Gains	Gross Losses	Net Gains (Losses)	Tax Expense (Benefit)
2025	$ 32	$ (41)	$ (9)	$ (2)
2024	$ 2	$ (502)	$ (500)	$ (105)
2023	$ —	$ (2)	$ (2)	$ —

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **107**

The following table presents, by remaining contractual maturity, the amortized cost, fair value and weighted-average yield of debt securities at December 31, 2025:

Table 44: Contractual Maturity of Debt Securities

December 31, 2025 Dollars in millions	1 Year or Less	After 1 Year through 5 Years	After 5 Years through 10 Years	After 10 Years	Total
Securities Available-for-Sale					
U.S. Treasury and government agencies	$ 173	$ 16,527	$ 10,236	$ 2,086	$ 29,022
Residential mortgage-backed					
Agency	1	438	2,978	29,012	32,429
Non-agency	—	—	145	297	442
Commercial mortgage-backed					
Agency	9	1,431	98	1,857	3,395
Non-agency	—	79	55	122	256
Asset-backed	—	1,025	375	847	2,247
Other	348	1,284	183	291	2,106
Total securities available-for-sale at amortized cost	$ 531	$ 20,784	$ 14,070	$ 34,512	$ 69,897
Fair value	$ 528	$ 20,847	$ 14,018	$ 32,742	$ 68,135
Weighted-average yield, GAAP basis (a)	2.49 %	3.81 %	4.20 %	3.77 %	3.86 %
Securities Held-to-Maturity					
U.S. Treasury and government agencies	$ 10,001	$ 9,228	$ 1,463	$ 845	$ 21,537
Residential mortgage-backed					
Agency	—	4	796	41,799	42,599
Non-agency	—	—	—	222	222
Commercial mortgage-backed					
Agency	—	324	394	373	1,091
Non-agency	—	21	—	307	328
Asset-backed	9	190	1,065	576	1,840
Other	135	740	256	1,357	2,488
Total securities held-to-maturity at amortized cost	$ 10,145	$ 10,507	$ 3,974	$ 45,479	$ 70,105
Fair value	$ 10,108	$ 10,400	$ 3,901	$ 43,570	$ 67,979
Weighted-average yield, GAAP basis (a)	1.24 %	2.00 %	2.56 %	3.17 %	2.68 %

(a) Weighted-average yields are based on amortized cost with effective yields weighted for the contractual maturity of each security. Actual maturities and yields may differ as certain securities may be prepaid.

The following table presents the fair value of securities that have been either pledged to or accepted from others to collateralize outstanding borrowings and unused borrowing capacity:

Table 45: Fair Value of Securities Pledged and Accepted as Collateral

In millions	December 31, 2025	December 31, 2024
Pledged to others	$ 61,230	$ 69,330
Accepted from others:		
Permitted by contract or custom to sell or repledge	$ 759	$ 1,231
Permitted amount repledged to others	$ 759	$ 1,231

The securities pledged to others include positions held in our portfolio of investment securities, trading securities and securities accepted as collateral from others that we are permitted by contract or custom to sell or repledge. Such securities were pledged to the Federal Reserve and pledged to secure public and trust deposits, repurchase agreements and for other purposes. See Note 15 Financial Derivatives for information related to securities pledged and accepted as collateral for derivatives.

108 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

NOTE 3 LOANS AND RELATED ALLOWANCE FOR CREDIT LOSSES Loan Portfolio Our loan portfolio consists of two portfolio segments – Commercial and Consumer. Each of these segments comprises multiple loan classes. Classes are characterized by similarities in risk attributes and the manner in which we monitor and assess credit risk. Commercial Consumer • Commercial and industrial • Residential real estate • Commercial real estate • Home equity • Equipment lease financing • Automobile • Credit card • Education • Other consumer See Note 1 Accounting Policies for additional information on our loan related policies. Credit Quality We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk within the loan portfolio based on our defined loan classes. In doing so, we use several credit quality indicators, including, but not limited to, trends in delinquency rates, nonperforming status, analyses of PD and LGD ratings, updated credit scores and originated and updated LTV ratios. We manage credit risk based on the risk profile of the borrower, repayment sources, underlying collateral and other support given current events, economic conditions and expectations. We refine our practices to address operating environment changes such as inflation levels, industry specific risks, interest rate levels, the level of consumer savings and deposit balances, and structural and secular changes such as those that arose from the pandemic. We offer loan modifications and collection programs to assist our customers and mitigate losses. Table 46 presents the composition and delinquency status of our loan portfolio at December 31, 2025 and December 31, 2024. Loan delinquencies include government insured or guaranteed loans and loans accounted for under the fair value option. The PNC Financial Services Group, Inc. – 2025 Form 10-K 109

Table 46: Analysis of Loan Portfolio (a) (b)

Dollars in millions	Accruing: Current or Less Than 30 Days Past Due	Accruing: 30-59 Days Past Due	Accruing: 60-89 Days Past Due	Accruing: 90 Days or More Past Due	Total Past Due (c)	Nonperforming Loans	Fair Value Option Nonaccrual Loans (d)	Total Loans (e) (f)
December 31, 2025								
Commercial								
Commercial and industrial	$ 194,689	$ 137	$ 94	$ 57	$ 288	$ 746	$ —	$ 195,723
Commercial real estate	28,879	14	98	—	112	574	—	29,565
Equipment lease financing	7,083	45	9	—	54	38	—	7,175
Total commercial	230,651	196	201	57	454	1,358	—	232,463
Consumer								
Residential real estate	42,687	243	101	209	553 (c)	320	200	43,760
Home equity	25,365	70	30	—	100	439	37	25,941
Automobile	16,411	74	18	5	97	83	—	16,591
Credit card	6,859	45	32	65	142	13	—	7,014
Education	1,395	22	14	37	73 (c)	—	—	1,468
Other consumer	4,215	10	7	7	24	5	—	4,244
Total consumer	96,932	464	202	323	989	860	237	99,018
Total	$ 327,583	$ 660	$ 403	$ 380	$ 1,443	$ 2,218	$ 237	$ 331,481
Percentage of total loans	98.82 %	0.20 %	0.12 %	0.11 %	0.44 %	0.67 %	0.07 %	100.00 %
December 31, 2024								
Commercial								
Commercial and industrial	$ 174,988	$ 159	$ 43	$ 72	$ 274	$ 528	$ —	$ 175,790
Commercial real estate	32,657	25	18	—	43	919	—	33,619
Equipment lease financing	6,687	41	12	—	53	15	—	6,755
Total commercial	214,332	225	73	72	370	1,462	—	216,164
Consumer								
Residential real estate	45,134	234	106	188	528 (c)	278	475	46,415
Home equity	25,351	71	26	—	97	482	61	25,991
Automobile	15,155	83	22	9	114	86	—	15,355
Credit card	6,696	49	38	81	168	15	—	6,879
Education	1,557	25	15	39	79 (c)	—	—	1,636
Other consumer	3,998	10	8	8	26	3	—	4,027
Total consumer	97,891	472	215	325	1,012	864	536	100,303
Total	$ 312,223	$ 697	$ 288	$ 397	$ 1,382	$ 2,326	$ 536	$ 316,467
Percentage of total loans	98.66 %	0.22 %	0.09 %	0.13 %	0.44 %	0.73 %	0.17 %	100.00 %

(a) Amounts in table represent loans held for investment and do not include any associated ALLL.

(b) The accrued interest associated with our loan portfolio totaled $1.3 billion at both December 31, 2025 and 2024. These amounts are included in Other assets on the Consolidated Balance Sheet.

(c) Past due loan amounts include government insured or guaranteed residential real estate loans and education loans totaling $0.3 billion and $0.1 billion at both December 31, 2025 and 2024, respectively.

(d) Consumer loans accounted for under the fair value option for which we do not expect to collect substantially all principal and interest are subject to nonaccrual accounting and classification upon meeting any of our nonaccrual policy criteria. Given that these loans are not accounted for at amortized cost, they have been excluded from the nonperforming loan population.

(e) Includes unearned income, unamortized deferred fees and costs on originated loans and premiums or discounts on purchased loans totaling $1.1 billion and $1.0 billion at December 31, 2025 and 2024, respectively.

(f) Collateral dependent loans totaled $1.5 billion and $1.6 billion at December 31, 2025 and 2024, respectively.

In the normal course of business, we originate or purchase loan products with contractual characteristics that, when concentrated, may increase our exposure as a holder of those loan products. Possible product features that may create a concentration of credit risk would include a high original or updated LTV ratio, term lengths that may expose the borrower to payment terms above market interest rates and interest-only loans, among others.

We originate interest-only loans to commercial borrowers. Such credit arrangements are usually designed to match borrower cash flow expectations (*e.g.*, working capital lines, revolvers). These products are standard in the financial services industry and product features are considered during the underwriting process to mitigate the increased risk that borrowers may not be able to make interest and principal payments when due as a result of the interest-only feature. We do not believe that these product features create a concentration of credit risk.

110 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

At December 31, 2025, we pledged unpaid principal balances in the amounts of $55.0 billion of commercial and consumer loans to the FRB and $80.6 billion of secured real estate and other loans to the FHLB as collateral for the ability to borrow, if necessary. The comparable amounts at December 31, 2024 were $43.4 billion and $89.0 billion, respectively.

Nonperforming Assets
Nonperforming assets include nonperforming loans and leases, OREO, foreclosed and other assets. Nonperforming loans are those loans accounted for at amortized cost whose credit quality has deteriorated to the extent that full collection of contractual principal and interest is not probable. Interest income is generally not recognized on these loans. Loans accounted for under the fair value option are reported as performing loans; however, when nonaccrual criteria is met, interest income is not recognized on these loans. Additionally, certain government insured or guaranteed loans for which we expect to collect substantially all principal and interest are not reported as nonperforming loans and continue to accrue interest. See Note 1 Accounting Policies for additional information on our nonperforming loan and lease policies.

The following table presents our nonperforming assets as of December 31, 2025 and 2024:

Table 47: Nonperforming Assets

Dollars in millions	December 31, 2025	December 31, 2024
Nonperforming loans		
Commercial	$ 1,358	$ 1,462
Consumer (a)	860	864
Total nonperforming loans (b)	2,218	2,326
OREO, foreclosed and other assets (c)	143	31
Total nonperforming assets	$ 2,361	$ 2,357
Nonperforming loans to total loans	0.67 %	0.73 %
Nonperforming assets to total loans, OREO, foreclosed and other assets (c)	0.71 %	0.74 %
Nonperforming assets to total assets	0.41 %	0.42 %

(a) Excludes most unsecured consumer loans and lines of credit, which are charged-off after 120 to 180 days past due and are not placed on nonperforming status.
(b) Nonperforming loans for which there is no related ALLL totaled $0.6 billion at both December 31, 2025 and 2024. This primarily includes loans with a fair value of collateral that exceeds the amortized cost basis.
(c) Amounts at December 31, 2025 include $105 million of nonaccrual servicing advances primarily to single asset/single borrower trusts with commercial real estate as collateral.

Additional Credit Quality Indicators by Loan Class

Commercial and Industrial
For commercial and industrial loans, we monitor the performance of the borrower in a disciplined and regular manner based upon the level of credit risk inherent in the loan. To evaluate the level of credit risk, we assign an internal risk rating reflecting the borrower's PD and LGD. This two-dimensional credit risk rating methodology provides granularity in the risk monitoring process. These ratings are generally reviewed and updated at least once per year. For small balance homogeneous pools of commercial and industrial loans and leases, we apply scoring techniques to assist in determining the PD. The combination of the PD and LGD ratings assigned to commercial and industrial loans, capturing both the combination of expectations of default and loss severity in the event of default, reflects credit quality characteristics as of the reporting date and are used as inputs into our loss forecasting process.

Based upon the amount of the lending arrangement and our risk rating assessment, we follow a formal schedule of written periodic reviews. Quarterly, we conduct formal reviews of a market's or business unit's loan portfolio, focusing on those loans which we perceive to be of higher risk, based upon PD and LGD, or loans for which credit quality is weakening. If circumstances warrant, it is our practice to review any customer obligation and its level of credit risk more frequently. We attempt to proactively manage our loans by using various procedures that are customized to the risk of a given loan, including ongoing outreach, contact, and assessment of obligor financial conditions, collateral inspection and appraisal.

Commercial Real Estate
We manage credit risk associated with our commercial real estate loans similar to commercial and industrial loans by evaluating PD and LGD. Risks associated with commercial real estate loans tend to be correlated to the loan structure and collateral location, project progress and business environment. As a result, these attributes are also monitored and utilized in assessing credit risk.

As with the commercial and industrial loan class, a formal schedule of periodic reviews is also performed to assess market/geographic risk and business unit/industry risk. Often as a result of these reviews, more in-depth reviews and increased scrutiny are placed on areas of higher risk, such as adverse changes in risk ratings, deteriorating operating trends, and/or areas that concern management. These reviews are designed to assess risk and facilitate actions to mitigate such risks.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **111**

Equipment Lease Financing We manage credit risk associated with our equipment lease financing loan class similar to commercial and industrial loans by analyzing PD and LGD. Based upon the dollar amount of the lease and the level of credit risk, we follow a formal schedule of periodic reviews. Generally, this occurs quarterly, although we have established practices to review such credit risk more frequently if circumstances warrant. Our review process entails analysis of the following factors: equipment value/residual value, exposure levels, jurisdiction risk, industry risk, guarantor requirements and regulatory compliance as applicable. 112 The PNC Financial Services Group, Inc. – 2025 Form 10-K

The following table presents credit quality indicators for our commercial loan classes:

Table 48: Commercial Credit Quality Indicators (a)

	Term Loans by Origination Year								
December 31, 2025 In millions	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial									
Pass Rated	$ 33,155	$ 15,021	$ 9,214	$ 13,000	$ 3,832	$ 11,448	$ 101,222	$ 125	$ 187,017
Criticized	511	837	492	1,111	319	483	4,838	115	8,706
Total commercial and industrial loans	33,666	15,858	9,706	14,111	4,151	11,931	106,060	240	195,723
Gross charge-offs (b)	44 (c)	44	74	21	7	10	131	31	362
Commercial real estate									
Pass Rated	3,169	2,395	3,080	5,215	1,324	7,686	610	—	23,479
Criticized	221	571	1,467	1,637	287	1,899	4	—	6,086
Total commercial real estate loans	3,390	2,966	4,547	6,852	1,611	9,585	614	—	29,565
Gross charge-offs (b)	5	1	1	—	7	100	—	2	116
Equipment lease financing									
Pass Rated	2,021	1,457	966	815	307	1,309	—	—	6,875
Criticized	48	59	82	70	14	27	—	—	300
Total equipment lease financing loans	2,069	1,516	1,048	885	321	1,336	—	—	7,175
Gross charge-offs (b)	1	4	8	7	4	8	—	—	32
Total commercial loans	$ 39,125	$ 20,340	$ 15,301	$ 21,848	$ 6,083	$ 22,852	$ 106,674	$ 240	$ 232,463
Total commercial gross charge-offs	$ 50	$ 49	$ 83	$ 28	$ 18	$ 118	$ 131	$ 33	$ 510

	Term Loans by Origination Year								
December 31, 2024 In millions	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and industrial									
Pass Rated	$ 22,145	$ 13,815	$ 17,043	$ 5,275	$ 4,594	$ 11,270	$ 91,389	$ 522	$ 166,053
Criticized	761	878	1,856	601	144	580	4,868	49	9,737
Total commercial and industrial loans	22,906	14,693	18,899	5,876	4,738	11,850	96,257	571	175,790
Gross charge-offs (b)	22 (c)	32	51	25	5	7	133	53	328
Commercial real estate									
Pass Rated	2,331	5,575	6,875	2,232	1,220	9,685	423	—	28,341
Criticized	141	335	1,974	485	465	1,853	25	—	5,278
Total commercial real estate loans	2,472	5,910	8,849	2,717	1,685	11,538	448	—	33,619
Gross charge-offs (b)	28	5	—	2	1	322	—	—	358
Equipment lease financing									
Pass Rated	1,814	1,264	1,112	478	478	1,305	—	—	6,451
Criticized	51	79	88	35	21	30	—	—	304
Total equipment lease financing loans	1,865	1,343	1,200	513	499	1,335	—	—	6,755
Gross charge-offs (b)	1	6	12	5	4	6	—	—	34
Total commercial loans	$ 27,243	$ 21,946	$ 28,948	$ 9,106	$ 6,922	$ 24,723	$ 96,705	$ 571	$ 216,164
Total commercial gross charge-offs	$ 51	$ 43	$ 63	$ 32	$ 10	$ 335	$ 133	$ 53	$ 720

(a) Loans in our commercial portfolio are classified as Pass Rated or Criticized based on the regulatory definitions, which are driven by the PD and LGD ratings that we assign. The Criticized classification includes loans that were rated special mention, substandard or doubtful as of December 31, 2025 and 2024.
(b) Gross charge-offs are presented on a year-to-date basis, as of the period end date.
(c) Includes charge-offs of deposit overdrafts.

Residential Real Estate and Home Equity

We use several credit quality indicators, including delinquency information, nonperforming loan information, updated credit scores and originated and updated LTV ratios, to monitor and manage credit risk within the residential real estate and home equity loan classes. A summary of credit quality indicators follows:

Delinquency/Delinquency Rates: We monitor delinquency/delinquency rate trends for residential real estate and home equity loans. See Table 46 for additional information.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **113**

Nonperforming Loans: We monitor nonperforming loan trends for residential real estate and home equity loans. See Table 46 for additional information. Credit Scores: We use a national third-party provider to update FICO credit scores for residential real estate and home equity loans at least quarterly. The updated scores are incorporated into a series of credit management reports, which are utilized to monitor the risk in the loan classes. LTV (inclusive of CLTV for first and subordinate lien positions): At least quarterly, we update the property values of real estate collateral and calculate an updated LTV ratio. For open-end credit lines secured by real estate in regions experiencing significant declines in property values, more frequent valuations may occur. We examine LTV migration and stratify LTV into categories to monitor the risk in the loan classes. We use a combination of original LTV and updated LTV for internal risk management and reporting purposes (e.g., line management, loss mitigation strategies). In addition to the fact that estimated property values by their nature are estimates, given certain data limitations, it is important to note that updated LTVs may be based upon management’s assumptions (i.e., if an updated LTV is not provided by the third-party service provider, HPI changes will be incorporated in arriving at management’s estimate of updated LTV). Updated LTV is estimated using modeled property values. The related estimates and inputs are based upon an approach that uses a combination of third-party automated valuation models, broker price opinions, HPI indices, property location, internal and external balance information, origination data and management assumptions. We generally utilize origination lien balances provided by a third- party, where applicable, which do not include an amortization assumption when calculating updated LTV. Accordingly, the results of the calculations do not represent actual appraised loan level collateral or updated LTV based upon lien balances held by others, and as such, are necessarily imprecise and subject to change as we refine our methodology. 114 The PNC Financial Services Group, Inc. – 2025 Form 10-K

The following table presents credit quality indicators for our residential real estate and home equity loan classes:

Table 49: Credit Quality Indicators for Residential Real Estate and Home Equity Loan Classes

	Term Loans by Origination Year								
December 31, 2025 In millions	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Residential real estate									
Current estimated LTV ratios									
Greater than 100%	$ 7	$ 24	$ 74	$ 70	$ 55	$ 51	$ —	$ —	$ 281
Greater than or equal to 80% to 100%	534	290	342	707	447	223	—	—	2,543
Less than 80%	1,594	1,466	3,332	8,003	13,210	12,694	—	—	40,299
No LTV available	—	—	—	—	9	2	—	—	11
Government insured or guaranteed loans	—	6	26	27	20	547	—	—	626
Total residential real estate loans	$ 2,135	$ 1,786	$ 3,774	$ 8,807	$ 13,741	$ 13,517	$ —	$ —	$ 43,760
Updated FICO scores									
Greater than or equal to 780	$ 1,337	$ 1,325	$ 2,748	$ 7,065	$ 11,095	$ 8,644	$ —	$ —	$ 32,214
720 to 779	661	354	568	1,206	1,837	2,225	—	—	6,851
660 to 719	117	86	192	394	543	978	—	—	2,310
Less than 660	19	15	134	109	181	751	—	—	1,209
No FICO score available	1	—	106	6	65	372	—	—	550
Government insured or guaranteed loans	—	6	26	27	20	547	—	—	626
Total residential real estate loans	$ 2,135	$ 1,786	$ 3,774	$ 8,807	$ 13,741	$ 13,517	$ —	$ —	$ 43,760
Gross charge-offs (a)	$ —	$ 1	$ 1	$ 3	$ 2	$ 1	$ —	$ —	$ 8
Home equity (b)									
Current estimated LTV ratios									
Greater than 100%	$ —	$ —	$ —	$ —	$ 1	$ 24	$ 422	$ 422	$ 869
Greater than or equal to 80% to 100%	—	—	—	—	5	45	1,342	1,562	2,954
Less than 80%	—	—	—	—	125	3,772	7,572	10,649	22,118
Total home equity loans	$ —	$ —	$ —	$ —	$ 131	$ 3,841	$ 9,336	$ 12,633	$ 25,941
Updated FICO scores									
Greater than or equal to 780	$ —	$ —	$ —	$ —	$ 86	$ 2,465	$ 5,423	$ 5,967	$ 13,941
720 to 779	—	—	—	—	29	737	2,504	3,063	6,333
660 to 719	—	—	—	—	11	372	1,200	2,077	3,660
Less than 660	—	—	—	—	5	265	207	1,496	1,973
No FICO score available	—	—	—	—	—	2	2	30	34
Total home equity loans	$ —	$ —	$ —	$ —	$ 131	$ 3,841	$ 9,336	$ 12,633	$ 25,941
Gross charge-offs (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ 13	$ 22	$ 35

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **115**

(Continued from previous page)

December 31, 2024 In millions	Term Loans by Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Residential real estate									
Current estimated LTV ratios									
Greater than 100%	$ 10	$ 55	$ 85	$ 52	$ 23	$ 32	$ —	$ —	$ 257
Greater than or equal to 80% to 100%	591	485	954	601	171	111	—	—	2,913
Less than 80%	2,043	4,039	8,450	13,958	6,084	8,039	—	—	42,613
No LTV available	—	—	—	9	—	3	—	—	12
Government insured or guaranteed loans	1	16	23	17	66	497	—	—	620
Total residential real estate loans	$ 2,645	$ 4,595	$ 9,512	$ 14,637	$ 6,344	$ 8,682	$ —	$ —	$ 46,415
Updated FICO scores									
Greater than or equal to 780	$ 1,730	$ 3,264	$ 7,584	$ 11,723	$ 4,683	$ 4,858	$ —	$ —	$ 33,842
720 to 779	789	805	1,406	2,035	1,004	1,567	—	—	7,606
660 to 719	115	270	401	620	324	784	—	—	2,514
Less than 660	9	108	90	156	116	696	—	—	1,175
No FICO score available	1	132	8	86	151	280	—	—	658
Government insured or guaranteed loans	1	16	23	17	66	497	—	—	620
Total residential real estate loans	$ 2,645	$ 4,595	$ 9,512	$ 14,637	$ 6,344	$ 8,682	$ —	$ —	$ 46,415
Gross charge-offs (a)	$ —	$ —	$ —	$ 1	$ —	$ 2	$ —	$ —	$ 3
Home equity (b)									
Current estimated LTV ratios									
Greater than 100%	$ —	$ —	$ —	$ 1	$ 12	$ 17	$ 368	$ 372	$ 770
Greater than or equal to 80% to 100%	—	—	—	5	31	30	1,098	1,619	2,783
Less than 80%	—	—	—	141	1,670	2,807	6,907	10,913	22,438
Total home equity loans	$ —	$ —	$ —	$ 147	$ 1,713	$ 2,854	$ 8,373	$ 12,904	$ 25,991
Updated FICO scores									
Greater than or equal to 780	$ —	$ —	$ —	$ 94	$ 1,145	$ 1,753	$ 4,720	$ 6,211	$ 13,923
720 to 779	—	—	—	34	352	572	2,251	3,274	6,483
660 to 719	—	—	—	14	151	289	1,193	2,085	3,732
Less than 660	—	—	—	5	63	234	202	1,290	1,794
No FICO score available	—	—	—	—	2	6	7	44	59
Total home equity loans	$ —	$ —	$ —	$ 147	$ 1,713	$ 2,854	$ 8,373	$ 12,904	$ 25,991
Gross charge-offs (a)	$ —	$ —	$ —	$ —	$ —	$ 1	$ 16	$ 19	$ 36

(a) Gross charge-offs are presented on a year-to-date basis, as of the period end date.
(b) Beginning January 1, 2022, new originations consist of only revolving home equity lines of credit.

Automobile, Credit Card, Education and Other Consumer

We monitor a variety of credit quality information in the management of these consumer loan classes. For all loan types, we generally use a combination of internal loan parameters as well as an updated FICO score. We use FICO scores as a primary credit quality indicator for automobile and credit card loans, as well as non-government guaranteed or non-insured education loans and other secured and unsecured lines and loans. Internal credit metrics, such as delinquency status, are heavily relied upon as credit quality indicators for government guaranteed or insured education loans and consumer loans to high net worth individuals, as internal credit metrics are more relevant than FICO scores for these types of loans.

Along with the monitoring of delinquency trends and losses for each class, FICO credit score updates are obtained at least quarterly along with a variety of credit bureau attributes. Loans with high FICO scores tend to have a lower likelihood of loss. Conversely, loans with low FICO scores tend to have a higher likelihood of loss.

116 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table presents credit quality indicators for our automobile, credit card, education and other consumer loan classes:

Table 50: Credit Quality Indicators for Automobile, Credit Card, Education and Other Consumer Loan Classes

	Term Loans by Origination Year								
December 31, 2025 In millions	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Automobile									
Updated FICO scores									
Greater than or equal to 780	$ 4,241	$ 1,991	$ 1,022	$ 608	$ 387	$ 85	$ —	$ —	$ 8,334
720 to 779	2,394	1,216	609	322	178	52	—	—	4,771
660 to 719	883	668	387	199	104	39	—	—	2,280
Less than 660	236	352	292	167	100	59	—	—	1,206
Total automobile loans	$ 7,754	$ 4,227	$ 2,310	$ 1,296	$ 769	$ 235	$ —	$ —	$ 16,591
Gross charge-offs (a)	$ 9	$ 38	$ 39	$ 20	$ 11	$ 13	$ —	$ —	$ 130
Credit card									
Updated FICO scores									
Greater than or equal to 780	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,199	$ 1	$ 2,200
720 to 779	—	—	—	—	—	—	1,903	6	1,909
660 to 719	—	—	—	—	—	—	1,813	17	1,830
Less than 660	—	—	—	—	—	—	922	55	977
No FICO score available or required (b)	—	—	—	—	—	—	96	2	98
Total credit card loans	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,933	$ 81	$ 7,014
Gross charge-offs (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ 280	$ 40	$ 320
Education									
Updated FICO scores									
Greater than or equal to 780	$ 35	$ 41	$ 47	$ 68	$ 33	$ 279	$ —	$ —	$ 503
720 to 779	25	26	28	31	14	95	—	—	219
660 to 719	8	11	11	11	4	41	—	—	86
Less than 660	2	2	4	3	1	20	—	—	32
No FICO score available or required (b)	5	5	3	1	—	—	—	—	14
Total loans using FICO credit metric	75	85	93	114	52	435	—	—	854
Other internal credit metrics	—	—	—	—	—	614	—	—	614
Total education loans	$ 75	$ 85	$ 93	$ 114	$ 52	$ 1,049	$ —	$ —	$ 1,468
Gross charge-offs (a)	$ —	$ —	$ 2	$ 2	$ 1	$ 11	$ —	$ —	$ 16
Other consumer									
Updated FICO scores									
Greater than or equal to 780	$ 266	$ 127	$ 61	$ 25	$ 6	$ 3	$ 34	$ —	$ 522
720 to 779	299	149	62	27	6	3	64	—	610
660 to 719	222	122	51	27	6	3	70	—	501
Less than 660	46	43	23	17	5	2	37	—	173
Total loans using FICO credit metric	833	441	197	96	23	11	205	—	1,806
Other internal credit metrics	6	5	18	7	10	89	2,296	7	2,438
Total other consumer loans	$ 839	$ 446	$ 215	$ 103	$ 33	$ 100	$ 2,501	$ 7	$ 4,244
Gross charge-offs (a)	$ 81 (c)	$ 24	$ 22	$ 12	$ 4	$ 3	$ 10	$ 1	$ 157

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **117**

(Continued from previous page)

December 31, 2024 In millions	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
	Term Loans by Origination Year								
Automobile									
Updated FICO scores									
Greater than or equal to 780	$ 3,288	$ 1,717	$ 1,094	$ 865	$ 241	$ 125	$ —	$ —	$ 7,330
720 to 779	2,047	1,123	636	415	129	90	—	—	4,440
660 to 719	963	671	367	227	82	74	—	—	2,384
Less than 660	246	351	231	174	87	112	—	—	1,201
Total automobile loans	$ 6,544	$ 3,862	$ 2,328	$ 1,681	$ 539	$ 401	$ —	$ —	$ 15,355
Gross charge-offs (a)	$ 9	$ 44	$ 27	$ 17	$ 12	$ 22	$ —	$ —	$ 131
Credit card									
Updated FICO scores									
Greater than or equal to 780	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,090	$ 2	$ 2,092
720 to 779	—	—	—	—	—	—	1,859	5	1,864
660 to 719	—	—	—	—	—	—	1,815	16	1,831
Less than 660	—	—	—	—	—	—	936	57	993
No FICO score available or required (b)	—	—	—	—	—	—	97	2	99
Total credit card loans	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,797	$ 82	$ 6,879
Gross charge-offs (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ 316	$ 39	$ 355
Education									
Updated FICO scores									
Greater than or equal to 780	$ 22	$ 58	$ 79	$ 39	$ 33	$ 318	$ —	$ —	$ 549
720 to 779	20	36	38	20	14	116	—	—	244
660 to 719	13	14	15	6	5	46	—	—	99
Less than 660	3	3	3	1	1	19	—	—	30
No FICO score available or required (b)	12	5	4	1	—	1	—	—	23
Total loans using FICO credit metric	70	116	139	67	53	500	—	—	945
Other internal credit metrics	—	—	—	—	—	691	—	—	691
Total education loans	$ 70	$ 116	$ 139	$ 67	$ 53	$ 1,191	$ —	$ —	$ 1,636
Gross charge-offs (a)	$ —	$ —	$ 1	$ 1	$ 1	$ 16	$ —	$ —	$ 19
Other consumer									
Updated FICO scores									
Greater than or equal to 780	$ 245	$ 129	$ 64	$ 20	$ 5	$ 6	$ 37	$ 1	$ 507
720 to 779	292	141	70	21	6	6	72	1	609
660 to 719	203	97	72	22	8	6	79	1	488
Less than 660	20	33	34	15	6	5	40	1	154
Total loans using FICO credit metric	760	400	240	78	25	23	228	4	1,758
Other internal credit metrics	6	9	77	12	11	90	2,056	8	2,269
Total other consumer loans	$ 766	$ 409	$ 317	$ 90	$ 36	$ 113	$ 2,284	$ 12	$ 4,027
Gross charge-offs (a)	$ 76 (c)	$ 27	$ 26	$ 13	$ 8	$ 9	$ 11	$ 1	$ 171

(a) Gross charge-offs are presented on a year-to-date basis, as of the period end date.

(b) Loans where FICO scores are not available or required generally refers to new accounts issued to borrowers with limited credit history, accounts for which we cannot obtain an updated FICO score (*e.g.*, recent profile changes), cards issued with a business name and/or cards secured by collateral. Management proactively assesses the risk and size of this loan category and, when necessary, takes actions to mitigate the credit risk.

(c) Includes charge-offs of deposit overdrafts.

Loan Modifications to Borrowers Experiencing Financial Difficulty

FDMs result from our loss mitigation activities and include loan modifications that may result in interest rate reductions, term extensions, payment delays, repayment plans or combinations thereof. See Note 1 Accounting Policies for additional information on FDMs.

118 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table presents the amortized cost basis, as of the period end date, of commercial FDMs granted during the year ended December 31:

Table 51: Commercial FDMs (a) (b)

Year ended December 31 Dollars in millions	Interest Rate Reduction	Term Extension	Payment Delay	Interest Rate Reduction and Payment Delay	Interest Rate Reduction and Term Extension	Payment Delay and Term Extension	Interest Rate Reduction, Payment Delay and Term Extension	Other	Total	% of Loan Class
2025										
Commercial and industrial	$ —	$ 1,414	$ 20	$ —	$ 26	$ 60	$ 12	$ 383	$ 1,915	0.98 %
Commercial real estate	—	1,024	29	—	27	—	—	14	1,094	3.70 %
Total commercial	$ —	$ 2,438	$ 49	$ —	$ 53	$ 60	$ 12	$ 397	$ 3,009	1.29 %
2024										
Commercial and industrial	$ 14	$ 995	$ 34	$ 15	$ 111	$ 154	$ —	$ 106	$ 1,429	0.81 %
Commercial real estate	—	964	94	—	—	232	—	—	1,290	3.84 %
Equipment lease financing	—	2	—	—	—	—	—	—	2	0.03 %
Total commercial	$ 14	$ 1,961	$ 128	$ 15	$ 111	$ 386	$ —	$ 106	$ 2,721	1.26 %
2023										
Commercial and industrial	$ 13	$ 683	$ 65	$ 14	$ 18	$ 156	$ —	$ 150	$ 1,099	0.62 %
Commercial real estate	47	816	—	—	—	17	—	87	967	2.73 %
Total commercial	$ 60	$ 1,499	$ 65	$ 14	$ 18	$ 173	$ —	$ 237	$ 2,066	0.94 %

(a) The unfunded lending related commitments on commercial FDMs granted during 2025, 2024 and 2023 were $1.0 billion, $0.9 billion and $0.4 billion, respectively.
(b) Excludes the amortized cost basis of modified loans that were paid off, charged-off or otherwise liquidated as of the period end date.

Table 52 presents the weighted average financial effect of commercial FDMs granted during the year ended December 31:

Table 52: Financial Effect of Commercial FDMs (a)

Year ended December 31 Dollars in millions	2025		2024		2023	
	Amortized cost basis (b)	Financial effect	Amortized cost basis (b)	Financial effect	Amortized cost basis (b)	Financial effect
Weighted-average term extension (months)						
Commercial and industrial	$1,512	19	$1,260	16	$857	12
Commercial real estate	$1,051	14	$1,196	17	$833	14
Equipment lease financing	$—	—	$2	43	$—	—
Interest rate reduction						
Commercial and industrial	$38	2.65%	$140	1.42%	$45	2.70%
Commercial real estate	$27	1.04%	$—	—%	$47	4.54%
Weighted-average payment delay (months)						
Commercial and industrial	$92	6	$203	8	$235	3
Commercial real estate	$29	6	$326	8	$17	5

(a) Excludes the financial effects of modifications for loans that were paid off, charged-off or otherwise liquidated as of the period end date.
(b) The amortized cost basis presented in Table 52 includes combination modification categories in addition to the standalone modification categories presented in Table 51. Primarily due to this reason, the amortized cost basis presented in Table 52 may not agree to the amortized cost basis presented alongside the standalone modification categories in Table 51. Amortized cost basis is as of the period end date.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **119**

After we modify a loan, we continue to track its performance under its most recent modified terms. The following table presents the performance, as of the period end date, of commercial FDMs granted during 2025, 2024, and 2023:

Table 53: Delinquency Status of Commercial FDMs (a) (b)

Year ended December 31 Dollars in millions	Current or Less Than 30 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Nonperforming Loans	Total
2025						
Commercial						
Commercial and industrial	$ 1,708	$ 16	$ 8	$ —	$ 182	$ 1,914
Commercial real estate	877	—	—	—	218	1,095
Total commercial	$ 2,585	$ 16	$ 8	$ —	$ 400	$ 3,009
2024						
Commercial						
Commercial and industrial	$ 1,191	$ 9	$ 4	$ —	$ 225	$ 1,429
Commercial real estate	864	—	—	—	426	1,290
Equipment lease financing	2	—	—	—	—	2
Total commercial	$ 2,057	$ 9	$ 4	$ —	$ 651	$ 2,721
2023						
Commercial						
Commercial and industrial	$ 828	$ 14	$ —	$ —	$ 257	$ 1,099
Commercial real estate	863	—	—	—	104	967
Total commercial	$ 1,691	$ 14	$ —	$ —	$ 361	$ 2,066

(a) Represents amortized cost basis.
(b) Loans in our Payment Delay category are reported as past due in accordance with their contractual terms. Once contractually modified, these loans are reported as past due in accordance with their restructured terms.

We generally consider FDMs to have subsequently defaulted when they become 60 days past due after the most recent date the loan was modified. Commercial loans that were both (i) classified as FDMs, and (ii) subsequently defaulted during 2025, 2024, and 2023 were $153 million, $223 million and $272 million, respectively.

The following table presents information about our consumer FDMs:

Table 54: Consumer FDMs (a)(b)

Year ended December 31 Dollars in millions	2025	2024	2023
Modifications by type (c)			
Payment delay	$ 149	$ 97	$ 105
Repayment plan	61	70	67
Other (d)	44	37	32
Total consumer	$ 254	$ 204	$ 204
Percentage of portfolio segment	0.26 %	0.20 %	0.20 %
Financial effects (c) (e)			
Weighted-average payment delay (months)	10	8	8
Delinquency status (f)			
Current or less than 30 days past due	$ 60	$ 59	$ 65
30-59 days past due	4	6	6
60-89 days past due	3	4	4
90 days or more past due	7	7	7
Nonperforming loans	180	128	122
Total	$ 254	$ 204	$ 204

(a) Represents amortized cost basis.
(b) The unfunded lending related commitments on consumer FDMs granted were immaterial during 2025, 2024, and 2023.
(c) Excludes the amortized cost basis and financial effect of modified loans that were paid off, charged-off or otherwise liquidated as of the period end date.
(d) Represents all other modifications and includes trial modifications and loans where we have received notification that a borrower has filed for Chapter 7 bankruptcy relief, but specific instructions as to the terms of the relief have not been formally ruled upon by the court.
(e) Repayment plans are excluded from financial effects because of varying terms offered in these plans. Credit card and unsecured lines of credit programs both offer short-term and fully-amortized repayment plans, impacting terms and interest rates. Home equity programs offer a fixed payment plan, establishing a modified monthly payment based primarily on the borrower's financial situation and the current market environment.
(f) Loans in our Payment Delay category are reported as past due in accordance with their contractual terms. Once contractually modified, these loans are reported as past due in accordance with their restructured terms.

120 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

We generally consider FDMs to have subsequently defaulted when they become 60 days past due after the most recent date the loan was modified. Consumer loans that were both (i) classified as FDMs, and (ii) subsequently defaulted during 2025, 2024, and 2023 were $92 million, $100 million and $59 million, respectively.

Allowance for Credit Losses

We maintain the ACL related to loans at levels that we believe to be appropriate to absorb expected credit losses as of the balance sheet date. See Note 1 Accounting Policies for a discussion of the methodologies used to determine this allowance. A rollforward of the ACL related to loans follows:

Table 55: Rollforward of Allowance for Credit Losses

At or for the year ended December 31	2025			2024			2023		
In millions	Commercial	Consumer	Total	Commercial	Consumer	Total	Commercial	Consumer	Total
Allowance for loan and lease losses									
Beginning balance	$ 3,148	$ 1,338	$ 4,486	$ 3,259	$ 1,532	$ 4,791	$ 3,114	$ 1,627	$ 4,741
Adoption of ASU 2022-02 (a)	—	—	—	—	—	—	—	(35)	(35)
Beginning balance, adjusted	3,148	1,338	4,486	3,259	1,532	4,791	3,114	1,592	4,706
Charge-offs	(510)	(666)	(1,176)	(720)	(715)	(1,435)	(442)	(650)	(1,092)
Recoveries	188	244	432	149	245	394	137	245	382
Net (charge-offs)	(322)	(422)	(744)	(571)	(470)	(1,041)	(305)	(405)	(710)
Provision for credit losses	255	405	660	464	277	741	447	345	792
Other	8	—	8	(4)	(1)	(5)	3	—	3
Ending balance	$ 3,089	$ 1,321	$ 4,410	$ 3,148	$ 1,338	$ 4,486	$ 3,259	$ 1,532	$ 4,791
Allowance for unfunded lending related commitments (b)									
Beginning balance	$ 580	$ 139	$ 719	$ 545	$ 118	$ 663	$ 613	$ 81	$ 694
Provision for (recapture of) credit losses	100	(3)	97	36	20	56	(68)	37	(31)
Other	1	1	2	(1)	1	—	—	—	—
Ending balance	$ 681	$ 137	$ 818	$ 580	$ 139	$ 719	$ 545	$ 118	$ 663
Allowance for credit losses at December 31 (c)	$ 3,770	$ 1,458	$ 5,228	$ 3,728	$ 1,477	$ 5,205	$ 3,804	$ 1,650	$ 5,454

(a) Represents the impact of adopting ASU 2022-02 Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures on January 1, 2023. As a result of adoption, we eliminated the accounting guidance for TDRs, including the use of a discounted cash flow approach to measure the allowance for TDRs.
(b) See Note 10 Commitments for additional information about the underlying commitments related to this allowance.
(c) Represents the ALLL plus allowance for unfunded lending related commitments and excludes allowances for investment securities and other financial assets, which together totaled $99 million, $114 million and $120 million at December 31, 2025, 2024 and 2023 respectively.

The ACL related to loans totaled $5.2 billion at both December 31, 2025 and 2024. The slight increase in reserves was primarily driven by commercial and industrial portfolio activity and changes to macroeconomic scenarios, partially offset by commercial real estate portfolio activity.

NOTE 4 LOAN SALE AND SERVICING ACTIVITIES AND VARIABLE INTEREST ENTITIES

Loan Sale and Servicing Activities

We have transferred residential and commercial mortgage loans in securitization or sales transactions in which we have continuing involvement. These transfers have occurred through agency securitization, non-agency securitization, and loan sale transactions. Agency securitizations consist of securitization transactions with FNMA, FHLMC and GNMA (collectively, the Agencies). FNMA and FHLMC generally securitize our transferred loans into mortgage-backed securities for sale into the secondary market through SPEs that they sponsor. As an authorized GNMA issuer/servicer, we pool FHA and Department of VA insured loans into mortgage-backed securities for sale into the secondary market. In non-agency securitizations, we have transferred loans into securitization SPEs. In other instances, third-party investors have also purchased our loans in loan sale transactions and in certain instances have subsequently sold these loans into securitization SPEs. Securitization SPEs utilized in the agency and non-agency securitization transactions are VIEs.

Our continuing involvement in the FNMA, FHLMC, and GNMA securitizations, non-agency securitizations, and loan sale transactions generally consists of servicing, repurchasing previously transferred loans or loss share arrangements under certain conditions, and, in limited circumstances, holding of mortgage-backed securities issued by the securitization SPEs.

Depending on the transaction, we may act as the master, primary and/or special servicer to the securitization SPEs or third-party investors. Servicing responsibilities typically consist of collecting and remitting monthly borrower principal and interest payments, maintaining escrow deposits, performing loss mitigation and foreclosure activities, and, in certain instances, funding of servicing

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **121**

advances. Servicing advances, which are generally reimbursable, are made for principal and interest and collateral protection and are carried in Other assets at cost. We earn servicing and other ancillary fees for our role as servicer and, depending on the contractual terms of the servicing arrangement, we can be terminated as servicer with or without cause. At the consummation date of each type of loan transfer where we retain the servicing, we recognize a servicing right at fair value. See Note 5 Goodwill and Mortgage Servicing Rights and Note 14 Fair Value for further discussion of our servicing rights. Certain loans transferred to the Agencies contain ROAPs. Under these ROAPs, we hold an option to repurchase at par individual delinquent loans that meet certain criteria. In other limited cases, GNMA has granted us the right to repurchase current loans when we intend to modify the borrower’s interest rate under established guidelines. When we have the unilateral ability to repurchase a loan, effective control over the loan has been regained and we recognize an asset (in either Loans or Loans held for sale) and a corresponding liability (in Other borrowed funds) on the balance sheet regardless of our intent to repurchase the loan. The agency and non-agency mortgage-backed securities issued by the securitization SPEs that are purchased and held on our balance sheet are typically purchased in the secondary market. We do not retain any credit risk on our agency mortgage-backed security positions as FNMA, FHLMC and the U.S. Government (for GNMA) guarantee losses of principal and interest. We also have involvement with certain agency and non-agency commercial securitization SPEs where we have not transferred commercial mortgage loans. These SPEs were sponsored by independent third-parties and the loans held by these entities were purchased exclusively from other third-parties. Generally, our involvement with these SPEs is as servicer with servicing activities consistent with those described above. We recognize a liability for our loss exposure associated with contractual obligations to repurchase previously transferred loans due to possible breaches of representations and warranties and also for loss sharing arrangements (recourse obligations) with the Agencies. Other than providing temporary liquidity under servicing advances and our loss exposure associated with our repurchase and recourse obligations, we have not provided nor are we required to provide any type of credit support, guarantees or commitments to the securitization SPEs or third-party investors in these transactions. The following table provides our loan sale and servicing activities: Table 56: Loan Sale and Servicing Activities In millions Residential Mortgages Commercial Mortgages Year ended December 31, 2025 Sales of loans and related securitization activity (a) $ 3,213 $ 4,254 Repurchases of previously transferred loans (b) $ 127 $ — Servicing fees (c) $ 523 $ 197 Servicing advances recovered/(funded), net $ 25 $ 10 Cash flows on mortgage-backed securities held (d) $ 2,407 $ 193 Year ended December 31, 2024 Sales of loans and related securitization activity (a) $ 3,060 $ 3,918 Repurchases of previously transferred loans (b) $ 103 $ 9 Servicing fees (c) $ 551 $ 204 Servicing advances recovered/(funded), net $ 19 $ (92) Cash flows on mortgage-backed securities held (d) $ 2,499 $ 67 (a) Gains/losses recognized on sales of loans were insignificant for the periods presented. (b) Represents the outstanding principal balance of repurchased loans and includes both residential and commercial mortgage government insured or guaranteed loans eligible for repurchase through the exercise of our ROAP option, as well as residential mortgage loans repurchased due to alleged breaches of origination covenants or representations and warranties made to purchasers. (c) Includes contractually specified servicing fees, late charges and ancillary fees. (d) Represents cash flows on securities where we transferred to, and/or service loans for, a securitization SPE and we hold securities issued by that SPE. The carrying values of such securities held were $17.2 billion in residential mortgage-backed securities and $0.4 billion in commercial mortgage-backed securities at December 31, 2025. Comparable amounts at December 31, 2024 were $18.2 billion and $0.6 billion, respectively. 122 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Table 57 presents information about the principal balances of transferred loans that we service and are not recorded on our Consolidated Balance Sheet.

Table 57: Principal Balance, Delinquent Loans and Net Charge-offs Related to Serviced Loans For Others (a)

In millions	Residential Mortgages		Commercial Mortgages	
December 31, 2025				
Total principal balance	$	36,088	$	55,145
Delinquent loans (b)	$	274	$	216
December 31, 2024				
Total principal balance	$	37,619	$	51,274
Delinquent loans (b)	$	288	$	124
Year ended December 31, 2025				
Net charge-offs (c)	$	3	$	51
Year ended December 31, 2024				
Net charge-offs (c)	$	4	$	122

(a) Represents information at the securitization level in which we have sold loans and we are the servicer for the securitization.
(b) Serviced delinquent loans are 90 days or more past due or are in process of foreclosure.
(c) Net charge-offs for Residential mortgages represent credit losses less recoveries distributed and as reported to investors during the period. Net charge-offs for Commercial mortgages represent credit losses less recoveries distributed and as reported by the trustee for commercial mortgage-backed securitizations. Realized losses for agency securitizations are not reflected as we do not manage the underlying real estate upon foreclosure and, as such, do not have access to loss information.

Variable Interest Entities (VIEs)

We are involved with various entities in the normal course of business that are deemed to be VIEs. We assess VIEs for consolidation based upon the accounting policies described in Note 1 Accounting Policies. Our consolidated VIEs were insignificant at both December 31, 2025 and 2024. We have not provided additional financial support to these entities which we are not contractually required to provide.

The following table provides a summary of non-consolidated VIEs with which we have significant continuing involvement but are not the primary beneficiary. We have excluded certain transactions with non-consolidated VIEs from the balances presented in Table 58 where we have determined that our continuing involvement is insignificant. We do not consider our continuing involvement to be significant when it relates to a VIE where we only invest in securities issued by the VIE and were not involved in the design of the VIE or where no transfers have occurred between us and the VIE. In addition, where we only have lending arrangements in the normal course of business with entities that could be VIEs, we have excluded these transactions with non-consolidated entities from the balances presented in Table 58. These loans are included as part of the asset quality disclosures that we make in Note 3 Loans and Related Allowance for Credit Losses.

Table 58: Non-Consolidated VIEs

In millions	PNC Risk of Loss (a)		Carrying Value of Assets		Carrying Value of Liabilities	
December 31, 2025						
Mortgage-backed securitizations (b)	$	17,956	$	17,956 (c)	$	—
Tax credit investments and other		6,420		6,082 (d) (e)		2,961 (f) (g)
Total	$	24,376	$	24,038	$	2,961
December 31, 2024						
Mortgage-backed securitizations (b)	$	19,187	$	19,191 (c)	$	—
Tax credit investments and other		5,513		5,491 (d) (e)		2,627 (f) (g)
Total	$	24,700	$	24,682	$	2,627

(a) Represents loans, investments and other assets related to non-consolidated VIEs, net of collateral (if applicable). The risk of loss excludes any potential tax recapture associated with tax credit investments.
(b) Amounts reflect involvement with securitization SPEs where we transferred to, and/or service loans for, an SPE and we hold securities issued by that SPE. Values disclosed in the PNC Risk of Loss column represent our maximum exposure to loss for those securities' holdings.
(c) Included in Investment securities, Mortgage servicing rights and Other assets on our Consolidated Balance Sheet.
(d) Included in Investment securities, Loans, Equity investments and Other assets on our Consolidated Balance Sheet.
(e) Amount includes $4.4 billion of LIHTCs and $0.1 billion of NMTCs at December 31, 2025, which are included in Equity investments on our Consolidated Balance Sheet. Comparable amounts at December 31, 2024 were $3.9 billion and $0.2 billion, respectively.
(f) Included in Deposits and Other liabilities on our Consolidated Balance Sheet.
(g) Amount includes $2.6 billion of LIHTCs and less than $0.1 billion of NMTCs at December 31, 2025, which are included in Other liabilities on our Consolidated Balance Sheet. Comparable amounts at December 31, 2024 were $2.3 billion and less than $0.1 billion, respectively.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **123**

Mortgage-Backed Securitizations

In connection with each agency and non-agency residential and commercial mortgage-backed securitization discussed above, we evaluate each SPE utilized in these transactions for consolidation. In performing these assessments, we evaluate our level of continuing involvement in these transactions as the nature of our involvement ultimately determines whether or not we hold a variable interest and/or are the primary beneficiary of the SPE. Factors we consider in our consolidation assessment include the significance of (i) our role as servicer, (ii) our holdings of mortgage-backed securities issued by the securitization SPE and (iii) the rights of third-party variable interest holders.

The first step in our assessment is to determine whether we hold a variable interest in the securitization SPE. We hold variable interests in agency and non-agency securitization SPEs through our holding of residential and commercial mortgage-backed securities issued by the SPEs and/or our recourse obligations. Each SPE in which we hold a variable interest is evaluated to determine whether we are the primary beneficiary of the entity. For agency securitization transactions, our contractual role as servicer does not give us the power to direct the activities that most significantly affect the economic performance of the SPEs. Thus, we are not the primary beneficiary of these entities. For non-agency securitization transactions, we would be the primary beneficiary to the extent our servicing activities give us the power to direct the activities that most significantly affect the economic performance of the SPE and we hold a more-than-insignificant variable interest in the entity.

Details about the agency and non-agency securitization SPEs where we hold a variable interest and are not the primary beneficiary are included in Table 58. Our maximum exposure to loss as a result of our involvement with these SPEs is the carrying value of the mortgage-backed securities, servicing assets, servicing advances and our liabilities associated with our recourse obligations. Creditors of the securitization SPEs have no recourse to our assets or general credit.

Tax Credit Investments and Other

For tax credit investments in which we do not have the right to make decisions that will most significantly impact the economic performance of the entity, we are not the primary beneficiary and thus do not consolidate the entity. These investments are disclosed in Table 58. The table also reflects our maximum exposure to loss exclusive of any potential tax credit recapture. Our maximum exposure to loss is equal to our legally binding equity commitments adjusted for recorded impairment, partnership results or amortization for qualifying LIHTC investments when applicable. For all legally binding unfunded equity commitments, we increase our recognized investment and recognize a liability. As of December 31, 2025, we had a liability for unfunded commitments of $3.0 billion related to investments in qualified affordable housing projects which is reflected in Other liabilities on our Consolidated Balance Sheet.

Table 58 also includes our involvement in lease financing transactions with LLCs engaged in solar power generation that, to a large extent, provided returns in the form of tax credits. The outstanding financings and operating lease assets are reflected as Loans and Other assets, respectively, on our Consolidated Balance Sheet, whereas related liabilities are reported in Deposits and Other liabilities. We also make certain equity investments in various tax credit limited partnerships or LLCs. The purpose of these investments is to achieve a satisfactory return on capital and to assist us in achieving goals associated with the CRA. During 2025, we recognized $0.6 billion of amortization, $0.6 billion of tax credits and $0.1 billion of other tax benefits associated with qualified investments in LIHTCs and NMTCs within Income taxes. We recognized $0.5 billion of amortization, $0.5 billion of tax credits and $0.1 billion of other tax benefits associated with qualified investments in LIHTCs and NMTCs within Income taxes in 2024. Comparable amounts for 2023 were $0.4 billion, $0.4 billion and less than $0.1 billion, respectively.

NOTE 5 GOODWILL AND MORTGAGE SERVICING RIGHTS

Assets and liabilities of acquired entities are recorded at estimated fair value as of the acquisition date.

Goodwill

Allocations of goodwill by business segment at December 31, 2025, 2024 and 2023 follow:

Table 59: Goodwill by Business Segment

In millions	Retail Banking	Corporate & Institutional Banking	Asset Management Group	Total
Balance as of December 31, 2025	$ 6,451	$ 4,319	$ 189	$ 10,959
Other	(22)	49	—	27
Balance as of December 31, 2024	$ 6,473	$ 4,270	$ 189	$ 10,932
Balance as of December 31, 2023	$ 6,473	$ 4,270	$ 189	$ 10,932

124 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

We review goodwill in each of our reporting units for impairment at least annually, in the fourth quarter, or more frequently if events occur or circumstances have changed significantly from the annual test date. Based on the results of our analysis, there were no impairment charges related to goodwill in 2025, 2024 or 2023. See Note 1 Accounting Policies for additional information regarding the goodwill impairment test.

Mortgage Servicing Rights

We recognize the right to service mortgage loans for others as an intangible asset when the benefits of servicing are expected to be more than adequate compensation to a servicer for performing the servicing. MSRs are recognized either when purchased or when originated loans are sold with servicing retained. MSRs totaled $3.7 billion at both December 31, 2025 and 2024, and consisted of loan servicing contracts for commercial and residential mortgages measured at fair value.

Commercial Mortgage Servicing Rights

We recognize gains or losses on changes in the fair value of commercial MSRs. Commercial MSRs are subject to changes in value from actual or expected prepayment of the underlying loans and defaults as well as market driven changes in interest rates. We manage this risk by economically hedging the fair value of commercial MSRs with securities, derivative instruments and resale agreements which are expected to increase (or decrease) in value when the value of commercial MSRs decreases (or increases).

The fair value of commercial MSRs is estimated by using a discounted cash flow model incorporating inputs for assumptions as to constant prepayment rates, discount rates and other factors determined based on current market conditions and expectations.

Changes in the commercial MSRs follow:

Table 60: Commercial Mortgage Servicing Rights

In millions	2025	2024	2023
January 1	$ 1,085	$ 1,032	$ 1,113
Additions:			
From loans sold with servicing retained	55	44	50
Purchases	90	64	44
Changes in fair value due to:			
Time and payoffs (a)	(306)	(317)	(332)
Other (b)	97	262	157
December 31	$ 1,021	$ 1,085	$ 1,032
Related unpaid principal balance of loans serviced at December 31	$ 294,070	$ 290,384	$ 288,042
Servicing advances at December 31	$ 643	$ 653	$ 561

(a) Represents decrease in MSR value due to passage of time, which includes the impact from regularly scheduled loan principal payments, prepayments and loans that were paid off during the period.

(b) Includes MSR value changes resulting from changes in interest rates and other market-driven conditions.

Residential Mortgage Servicing Rights

We recognize gains or losses on changes in the fair value of residential MSRs. Residential MSRs are subject to changes in value from actual or expected prepayment of the underlying loans and defaults as well as market driven changes in interest rates. We manage this risk by economically hedging the fair value of residential MSRs with securities and derivative instruments that are expected to increase (or decrease) in value when the value of residential MSRs decreases (or increases).

The fair value of residential MSRs is estimated by using a discounted cash flow valuation model that calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs and other factors that are determined based on current market conditions.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **125**

Changes in the residential MSRs follow:

Table 61: Residential Mortgage Servicing Rights

In millions		2025		2024		2023
January 1	$	2,626	$	2,654	$	2,310
Additions:						
From loans sold with servicing retained		32		28		23
Purchases		263		43		444
Changes in fair value due to:						
Time and payoffs (a)		(264)		(254)		(237)
Other (b)		(19)		155		115
Sale		—		—		(1)
December 31	$	2,638	$	2,626	$	2,654
Related unpaid principal balance of loans serviced at December 31	$	198,019	$	196,915	$	209,158
Servicing advances at December 31	$	127	$	153	$	172

(a) Represents decrease in MSR value due to passage of time, which includes the impact from regularly scheduled loan principal payments, prepayments and loans that were paid off during the period.
(b) Includes MSR value changes resulting from changes in interest rates and other market-driven conditions.

Sensitivity Analysis
The fair value of commercial and residential MSRs and significant inputs to the valuation models as of December 31, 2025 and 2024 are shown in Tables 62 and 63. The expected and actual rates of mortgage loan prepayments are significant factors driving the fair value. Management uses both internal proprietary models and a third-party model to estimate future commercial mortgage loan prepayments and a third-party model to estimate future residential mortgage loan prepayments. These models have been refined based on current market conditions and management judgment. Future interest rates are another important factor in the valuation of MSRs. Management utilizes market implied forward interest rates to estimate the future direction of mortgage and discount rates. The forward rates utilized are derived from the current yield curve for U.S. dollar interest rate swaps and are consistent with pricing of capital markets instruments. Changes in the shape and slope of the forward curve in future periods may result in volatility in the fair value estimate.

A sensitivity analysis of the hypothetical effect on the fair value of MSRs to adverse changes in key assumptions is also presented in Tables 62 and 63. These sensitivities do not include the impact of the related hedging activities. Changes in fair value generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (*e.g.*, changes in mortgage interest rates, which drive changes in prepayment rate estimates, could result in changes in the interest rate spread), which could either magnify or counteract the sensitivities.

The following tables set forth the fair value of commercial and residential MSRs and the sensitivity analysis of the hypothetical effect on the fair value of MSRs to immediate adverse changes of 10% and 20% in those assumptions:

Table 62: Commercial Mortgage Servicing Rights – Key Valuation Assumptions

Dollars in millions	December 31, 2025			December 31, 2024		
Fair value	$	1,021		$	1,085	
Weighted-average life (years)		3.8			3.8	
Weighted-average constant prepayment rate		4.43	%		4.45	%
Decline in fair value from 10% adverse change	$	8		$	8	
Decline in fair value from 20% adverse change	$	16		$	16	
Effective discount rate		10.60	%		11.18	%
Decline in fair value from 10% adverse change	$	30		$	35	
Decline in fair value from 20% adverse change	$	61		$	69	

126 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Table 63: Residential Mortgage Servicing Rights – Key Valuation Assumptions Dollars in millions December 31, 2025 December 31, 2024 Fair value $ 2,638 $ 2,626 Weighted-average life (years) 7.7 8.0 Weighted-average constant prepayment rate 6.73% 6.39 % Decline in fair value from 10% adverse change $ 64 $ 57 Decline in fair value from 20% adverse change $ 124 $ 111 Weighted-average option adjusted spread 734 bps 755 bps Decline in fair value from 10% adverse change $ 82 $ 81 Decline in fair value from 20% adverse change $ 159 $ 157 Fees from mortgage loan servicing, which include contractually specified servicing fees, late fees and ancillary fees, were $0.7 billion for 2025, 2024 and 2023. We also generate servicing fees from fee-based activities provided to others for which we do not have an associated servicing asset. Fees from commercial and residential MSRs are reported within Noninterest income on our Consolidated Income Statement in Residential and commercial mortgage. NOTE 6 LEASES PNC enters into both lessor and lessee arrangements. For more information on lease accounting, see Note 1 Accounting Policies. For additional details on our equipment lease financing receivables, see Note 3 Loans and Related Allowance for Credit Losses. Lessor Arrangements PNC’s lessor arrangements primarily consist of direct financing, sales-type and operating leases for equipment. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term. The following table provides details on our income from lessor arrangements: Table 64: Lessor Income Year ended December 31 In millions 2025 2024 2023 Sales-type and direct financing leases (a) $ 350 $ 355 $ 300 Operating leases (b) 33 26 46 Lease income $ 383 $ 381 $ 346 (a) Included in Loans interest income on the Consolidated Income Statement. (b) Included in Lending and deposit services noninterest income on the Consolidated Income Statement. The following table provides the components of our equipment lease financing assets: Table 65: Sales-Type and Direct Financing Leases In millions December 31, 2025 December 31, 2024 Lease receivables $ 6,637 $ 6,229 Unguaranteed residual asset values (a) 1,449 1,395 Unearned income (911) (869) Equipment lease financing $ 7,175 $ 6,755 (a) In certain cases, PNC obtains third-party residual value insurance to reduce its residual risk. The carrying value of residual assets with third-party residual value insurance for at least a portion of the asset value was $0.6 billion at both December 31, 2025 and 2024. Operating lease assets were $0.3 billion and accumulated depreciation was $0.2 billion at December 31, 2025, compared to operating lease assets of $0.4 billion and accumulated depreciation of $0.2 billion at December 31, 2024. We had no lease transactions with related parties or deferred selling profits at December 31, 2025 and 2024. The PNC Financial Services Group, Inc. – 2025 Form 10-K 127

The future minimum lessor receivable arrangements at December 31, 2025 were as follows:

Table 66: Future Minimum Lessor Receivable Arrangements

In millions	Operating Leases	Sales-type and Direct Financing Leases
2026	$ 28	$ 1,706
2027	25	1,678
2028	16	1,178
2029	12	826
2030	8	733
2031 and thereafter	3	516
Total future minimum lease receivable arrangements	$ 92	$ 6,637

Lessee Arrangements

We lease retail branches, datacenters, office space, land and equipment under operating and finance leases. Our leases have remaining lease terms of 1 year to 42, some of which may include options to renew the leases for up to 99 years, and some of which may include options to terminate the leases prior to the end date of the lease term. Certain leases also include options to purchase the leased asset. The exercise of lease renewal, termination and purchase options is at our sole discretion.

Certain of our lease agreements include rental payments based on a percentage of revenue and others include rental payments if certain bank deposit levels are met. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Subleases to third parties were not material at December 31, 2025 and 2024.

Tables 67 and 68 provide details on our operating leases:

Table 67: Operating Lease Costs and Cash Flows

Year ended December 31 In millions	2025	2024	2023
Operating lease cost (a)	$ 366	$ 373	$ 386
Operating cash flows	$ 396	$ 413	$ 440

(a) Included in Occupancy, Equipment and Marketing expense on our Consolidated Income Statement.

Table 68: Operating Lease Assets and Liabilities

In millions	December 31, 2025	December 31, 2024
Operating lease assets (a)	$ 1,692	$ 1,619
Operating lease liabilities (b)	$ 1,933	$ 1,870

(a) Included in Other assets on our Consolidated Balance Sheet.
(b) Included in Accrued expenses and other liabilities on our Consolidated Balance Sheet.

Finance lease assets and liabilities, income, expense and cash flows at December 31, 2025 and 2024 were not material.

Operating lease term and discount rates of our lessee arrangements at December 31, 2025 and 2024 were as follows:

Table 69: Operating Lease Term and Discount Rates of Lessee Arrangements

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)	7	7
Weighted-average discount rate	3.08 %	2.76 %

128 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The future lease payments based on maturity for our lessee liability arrangements at December 31, 2025 are as follows:

Table 70: Future Lease Payments for Operating Lease Liability Arrangements

In millions		December 31, 2025
2026	$	393
2027		369
2028		327
2029		265
2030		211
2031 and thereafter		601
Total future lease payments	$	2,166
Less: Interest		233
Present value of operating lease liability arrangements	$	1,933

Additionally, as of December 31, 2025, PNC had future operating lease commitments of $318 million that were signed but had not yet commenced. These operating leases will commence between 2026 and 2027 with lease terms up to 12 years.

NOTE 7 PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Premises, equipment and leasehold improvements, stated at cost less accumulated depreciation and amortization, were as follows:

Table 71: Premises, Equipment and Leasehold Improvements

In millions		December 31, 2025		December 31, 2024
Premises, equipment and leasehold improvements	$	20,015	$	19,403
Accumulated depreciation and amortization		(11,080)		(10,731)
Net book value	$	8,935	$	8,672

Depreciation expense on premises, equipment and leasehold improvements, as well as amortization expense, excluding intangible assets, primarily for capitalized internally developed software are shown in the following table:

Table 72: Depreciation and Amortization Expense (a)

Year ended December 31 In millions		2025		2024		2023
Depreciation	$	1,001	$	912	$	900
Amortization		151		139		138
Total depreciation and amortization	$	1,152	$	1,051	$	1,038

(a) Included in Occupancy and Equipment expense on the Consolidated Income Statement.

NOTE 8 TIME DEPOSITS

The aggregate amount of time deposit accounts (including certificates of deposit) in denominations that met or exceeded the insured limit were $9.9 billion at December 31, 2025.

Table 73 shows the total amount of time deposits at December 31, 2025 by future contractual maturity range:

Table 73: Time Deposits

In billions		
2026 (a)	$	33.6
2027		0.2
2028		0.1
2029 (b)		—
2030 (b)		—
2031 and thereafter		0.1
Total	$	34.0

(a) Amount includes $3.6 billion of brokered time deposits for which we have elected the fair value option. For additional information on our election of the fair value option on time deposits, refer to Note 14 Fair Value.

(b) Amount less than $0.1 billion.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **129**

NOTE 9 BORROWED FUNDS

The following table shows the carrying value of total borrowed funds at December 31, 2025 (including adjustments related to accounting hedges, purchase accounting and unamortized original issuance discounts) by remaining contractual maturity:

Table 74: Borrowed Funds

In millions	
2026	$11,714
2027	12,274
2028	6,442
2029	4,679
2030	3,671
2031 and thereafter	18,321
Total	$57,101

The following table presents the contractual rates and maturity dates of our FHLB advances, senior debt and subordinated debt as of December 31, 2025 and the carrying values as of December 31, 2025 and 2024.

Table 75: FHLB Advances, Senior Debt and Subordinated Debt

	Stated Rate	Maturity	Carrying Value	
Dollars in millions	2025	2025	2025	2024
Parent Company				
Senior debt	1.15% - 6.88%	2026 - 2036	$ 32,650	$ 27,369
Subordinated debt	4.63%	2033	808	777
Junior subordinated debt	4.62%	2028	206	206
Total Parent Company			33,664	28,352
Bank				
Federal Home Loan Bank advances (a)	4.05% - 4.30%	2026 - 2028	13,000	22,000
Senior debt	3.10% - 4.78%	2027 - 2043	5,992	5,128
Subordinated debt	2.70% - 5.90%	2026 - 2029	2,002	3,121
Total Bank			20,994	30,249
Total			$ 54,658	$ 58,601

(a) FHLB advances are generally collateralized by residential mortgage loans, other mortgage-related loans and investment securities.

In Table 75, the carrying values for parent company senior and subordinated debt include basis adjustments of $30 million and $(40) million, respectively, whereas Bank senior and subordinated debt include basis adjustments of $(26) million and $(65) million, respectively, related to fair value accounting hedges as of December 31, 2025.

Certain borrowings are reported at fair value. Refer to Note 14 Fair Value for more information on those borrowings.

Junior Subordinated Debentures

PNC Capital Trust C, a wholly-owned finance subsidiary of The PNC Financial Services Group, Inc., owns junior subordinated debentures issued by PNC with a carrying value of $206 million. In June 1998, PNC Capital Trust C issued $200 million of trust preferred securities. The trust preferred securities are currently redeemable by PNC Capital Trust C at par. In accordance with GAAP, the financial statements of the Trust are not included in our consolidated financial statements.

The obligations of The PNC Financial Services Group, Inc., as the parent of the Trust, when taken collectively, are the equivalent of a full and unconditional guarantee of the obligations of the Trust under the terms of the trust preferred securities. Such guarantee is subordinate in right of payment in the same manner as other junior subordinated debt. There are certain restrictions on our overall ability to obtain funds from our subsidiaries. For additional disclosure on these funding restrictions, see Note 19 Regulatory Matters.

We are subject to certain restrictions, including restrictions on dividend payments, in connection with the outstanding junior subordinated debentures. Generally, if (i) there is an event of default under the debentures, (ii) we elect to defer interest on the debentures, (iii) we exercise our right to defer payments on the related trust preferred securities, or (iv) there is a default under our guarantee of such payment obligations, subject to certain limited exceptions, we would be unable during the period of such default or deferral to make payments on our debt securities that rank equal or junior to the debentures as well as to make payments on our equity securities, including dividend payments.

130 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

NOTE 10 COMMITMENTS In the normal course of business, we have various commitments outstanding, certain of which are not included on our Consolidated Balance Sheet. The following table presents our outstanding commitments to extend credit along with other commitments as of December 31, 2025 and 2024. Table 76: Commitments to Extend Credit and Other Commitments In millions December 31, 2025 December 31, 2024 Commitments to extend credit Commercial $ 236,142 $ 209,864 Home equity 23,684 24,086 Credit card 39,536 36,447 Other 7,798 7,388 Total commitments to extend credit 307,160 277,785 Net outstanding standby letters of credit (a) 11,452 11,251 Standby bond purchase agreements (b) 1,026 1,095 Other commitments (c) 6,521 4,969 Total commitments to extend credit and other commitments $ 326,159 $ 295,100 (a) Net outstanding standby letters of credit that support remarketing programs were $3.2 billion and $3.7 billion at December 31, 2025 and 2024, respectively. (b) We enter into standby bond purchase agreements to support municipal bond obligations. (c) Includes $3.0 billion and $2.2 billion related to investments that qualify for PAM at December 31, 2025 and 2024, respectively. For additional information on PAM, refer to Note 1 Accounting Policies. Commitments to Extend Credit Commitments to extend credit, or net unfunded loan commitments, represent arrangements to lend funds or provide liquidity subject to specified contractual conditions. These commitments generally have fixed expiration dates, may require payment of a fee and generally contain termination clauses in the event the customer’s credit quality deteriorates. Net Outstanding Standby Letters of Credit We issue standby letters of credit and share in the risk of standby letters of credit issued by other financial institutions, in each case to support obligations of our customers to third parties, such as insurance requirements and the facilitation of transactions involving capital markets product execution. Approximately 98% of our net outstanding standby letters of credit were rated as Pass at December 31, 2025, with the remainder rated as Criticized. An internal credit rating of Pass indicates the expected risk of loss is currently low, while a rating of Criticized indicates a higher degree of risk. If the customer fails to meet its financial or performance obligation to the third party under the terms of the contract or there is a need to support a remarketing program, then upon a draw by a beneficiary, subject to the terms of the letter of credit, we would be obligated to make payment to them. The standby letters of credit outstanding on December 31, 2025 had terms ranging from less than one year to 11 years. As of December 31, 2025, assets of $1.1 billion secured certain specifically identified standby letters of credit. In addition, a portion of the remaining standby letters of credit issued on behalf of specific customers is secured by collateral or guarantees that secure the customers’ other obligations to us. The carrying amount of the liability for our obligations related to standby letters of credit and participations in standby letters of credit was $0.2 billion at December 31, 2025 and is included in Other liabilities on our Consolidated Balance Sheet. The PNC Financial Services Group, Inc. – 2025 Form 10-K 131

NOTE 11 EQUITY Preferred Stock The following table provides the number of preferred shares issued and outstanding, the liquidation value per share and the number of authorized preferred shares: Table 77: Preferred Stock - Authorized, Issued and Outstanding (a) Preferred Shares December 31 Shares in thousands Liquidation value per share 2025 2024 Authorized $1 par value 20,000 20,000 Issued and outstanding Series B $ 40 1 1 Series S $ 100,000 5 5 Series T $ 100,000 15 15 Series U $ 100,000 10 10 Series V $ 100,000 12 12 Series W $ 100,000 15 15 Total issued and outstanding 58 58 (a) See Note 24 Subsequent Events for information related to the preferred stock issuance in connection with the acquisition of FirstBank. 132 The PNC Financial Services Group, Inc. – 2025 Form 10-K

The following table discloses information related to the preferred stock outstanding as of December 31, 2025:

Table 78: Terms of Outstanding Preferred Stock

Preferred Stock	Issue Date	Number of Depositary Shares Issued and Outstanding	Fractional Interest in a Share of Preferred Stock Represented by Each Depositary Share	Dividend Dates (a)	Annual Per Share Dividend Rate	Optional Redemption Date (b)
Series B (c)	(c)	N/A	N/A	Quarterly	$ 1.80	None
Series S (d)	November 1, 2016	525,000	1/100th	Semi-annually until November 1, 2026 Quarterly beginning on February 1, 2027	5.00% until November 1, 2026 3 Mo. CME Term SOFR plus 0.26161% plus 3.30% beginning November 1, 2026	November 1, 2026
Series T (d)	September 13, 2021	1.5 million	1/100th	Quarterly	3.40% until September 15, 2026 5 Yr. U.S. Treasury plus 2.595% per annum beginning September 15, 2026	September 15, 2026
Series U (d)	April 26, 2022	1 million	1/100th	Quarterly	6.00% until May 15, 2027 5 Yr. U.S. Treasury plus 3.00% per annum beginning May 15, 2027	May 15, 2027
Series V (d)	August 19, 2022	1.25 million	1/100th	Quarterly	6.20% until September 15, 2027 5 Yr. U.S. Treasury plus 3.238% per annum beginning September 15, 2027	September 15, 2027
Series W (d)	February 7, 2023	1.5 million	1/100th	Quarterly	6.25% until March 15, 2030 7 Yr. U.S. Treasury plus 2.808% per annum beginning March 15, 2030	March 15, 2030

(a) Dividends are payable when, as, and if declared by our Board of Directors or an authorized committee of our Board of Directors.
(b) Redeemable at our option on or after the date stated. With the exception of the Series B preferred stock, also redeemable at our option within 90 days of a regulatory capital treatment event as defined in the designations.
(c) Cumulative preferred stock. Holders of Series B preferred stock are entitled to 8 votes per share, which is equal to the number of full shares of common stock into which the Series B preferred stock is convertible. The Series B preferred stock was issued in connection with the consolidation of Pittsburgh National Corporation and Provident National Corporation in 1983.
(d) Non-Cumulative preferred stock.

Each outstanding series of preferred stock, other than Series B, contains restrictions on our ability to pay dividends and make other shareholder payments. Subject to limited exceptions, if dividends are not paid on any such series of preferred stock, we cannot declare dividends on or repurchase shares of our common stock. In addition, if we would like to repurchase shares of preferred stock, such repurchases must be on a pro rata basis with respect to all such series of preferred stock.

The following table provides the dividends per share for PNC's common and preferred stock:

Table 79: Dividends Per Share

December 31	2025	2024	2023
Common Stock	$ 6.60	$ 6.30	$ 6.10
Preferred Stock			
Series B	$ 1.80	$ 1.80	$ 1.80
Series O	$ —	$ —	$ 8,848
Series R	$ —	$ 8,715	$ 6,808
Series S	$ 5,000	$ 5,000	$ 5,000
Series T	$ 3,400	$ 3,400	$ 3,400
Series U	$ 6,000	$ 6,000	$ 6,000
Series V	$ 6,200	$ 6,200	$ 6,200
Series W	$ 6,250	$ 6,250	$ 5,347

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **133**

On January 5, 2026, the PNC Board of Directors declared a quarterly cash dividend on common stock of $1.70 per share, paid on February 5, 2026 to shareholders of record at the close of business January 20, 2026.

Other Shareholders' Equity Matters

At December 31, 2025, we had reserved approximately 77 million common shares to be issued in connection with certain stock plans.

NOTE 12 OTHER COMPREHENSIVE INCOME

Details of other comprehensive income (loss) are as follows:

Table 80: Other Comprehensive Income (Loss)

	Year ended December 31								
	2025			2024			2023		
In millions	Pre-tax	Tax effect	After-tax	Pre-tax	Tax effect	After-tax	Pre-tax	Tax effect	After-tax
Debt securities									
Net unrealized gains (losses) on securities	$ 1,683	$ (412)	$ 1,271	$ (363)	$ 89	$ (274)	$ 840	$ (202)	$ 638
Less: Net realized gains (losses) reclassified to earnings (a)	(695)	170	(525)	(1,328)	323	(1,005)	(913)	217	(696)
Net change	2,378	(582)	1,796	965	(234)	731	1,753	(419)	1,334
Cash flow hedge derivatives									
Net unrealized gains (losses) on cash flow hedge derivatives	862	(211)	651	(790)	192	(598)	(237)	65	(172)
Less: Net realized gains (losses) reclassified to earnings (a)	(638)	156	(482)	(1,317)	320	(997)	(1,540)	376	(1,164)
Net change	1,500	(367)	1,133	527	(128)	399	1,303	(311)	992
Pension and other postretirement benefit plan adjustments									
Net pension and other postretirement benefit plan activity and other reclassified to earnings (b)	300	(73)	227	21	(5)	16	166	(40)	126
Net change	300	(73)	227	21	(5)	16	166	(40)	126
Other									
Net unrealized gains (losses) on other transactions	(6)	7	1	1	—	1	5	3	8
Net change	(6)	7	1	1	—	1	5	3	8
Total other comprehensive income (loss)	$ 4,172	$ (1,015)	$ 3,157	$ 1,514	$ (367)	$ 1,147	$ 3,227	$ (767)	$ 2,460

(a) Reclassifications for pre-tax debt securities and cash flow hedges are recorded in Interest income and Noninterest income on the Consolidated Income Statement.

(b) Reclassifications include amortization of actuarial losses (gains) and amortization of prior period services costs (credits) which are recorded in Noninterest expense on the Consolidated Income Statement.

Table 81: Accumulated Other Comprehensive Income (Loss) Components

In millions, after-tax	Debt securities	Cash flow hedge derivatives	Pension and other postretirement benefit plan adjustments	Other	Total
Balance at December 31, 2022	$ (7,164)	$ (2,705)	$ (251)	$ (52)	$ (10,172)
Net activity	1,334	992	126	8	2,460
Balance at December 31, 2023	$ (5,830)	$ (1,713)	$ (125)	$ (44)	$ (7,712)
Net activity	731	399	16	1	1,147
Balance at December 31, 2024 (a)	$ (5,099)	$ (1,314)	$ (109)	$ (43)	$ (6,565)
Net activity	1,796	1,133	227	1	3,157
Balance at December 31, 2025 (a)	$ (3,303)	$ (181)	$ 118	$ (42)	$ (3,408)

(a) AOCI included pre-tax losses of $229 million and $275 million from derivatives that hedged the purchase of investment securities classified as held-to-maturity at December 31, 2025 and December 31, 2024, respectively.

134 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

NOTE 13 EARNINGS PER SHARE

Table 82: Basic and Diluted Earnings Per Common Share

In millions, except per share data	2025	2024	2023
Basic			
Net income	$ 6,997	$ 5,953	$ 5,647
Less:			
Net income attributable to noncontrolling interests	61	64	69
Preferred stock dividends	308	352	417
Preferred stock discount accretion and redemptions	9	8	8
Net income attributable to common shareholders	6,619	5,529	5,153
Less: Dividends and undistributed earnings allocated to nonvested restricted shares	43	33	27
Net income attributable to basic common shareholders	$ 6,576	$ 5,496	$ 5,126
Basic weighted-average common shares outstanding	396	399	401
Basic earnings per common share (a)	$ 16.60	$ 13.76	$ 12.80
Diluted			
Net income attributable to diluted common shareholders	$ 6,576	$ 5,496	$ 5,126
Basic weighted-average common shares outstanding	396	399	401
Dilutive potential common shares	—	1	—
Diluted weighted-average common shares outstanding	396	400	401
Diluted earnings per common share (a)	$ 16.59	$ 13.74	$ 12.79

(a) Basic and diluted earnings per share under the two-class method are determined on net income reported on the income statement less earnings allocated to nonvested restricted shares and restricted share units with nonforfeitable dividends and dividend rights (participating securities).

NOTE 14 FAIR VALUE

Fair Value Measurement

We measure certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date and is determined using an exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair value hierarchy established by GAAP requires us to maximize the use of observable inputs when measuring fair value. The three levels of the fair value hierarchy are:

- **Level 1:** Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market, and certain U.S. Treasury securities that are actively traded in over-the-counter markets.
- **Level 2:** Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. The majority of Level 2 assets and liabilities include debt securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.
- **Level 3:** Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models and discounted cash flow methodologies, or similar techniques for which the significant valuation inputs are not observable and the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads, and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks, including credit risk, as part of our valuation methodology for all assets and liabilities measured at fair value.

Assets and liabilities measured at fair value, by their nature, result in a higher degree of financial statement volatility. Assets and liabilities classified within Level 3 inherently require the use of various assumptions, estimates and judgments when measuring their fair value. As observable market activity is commonly not available to use when estimating the fair value of Level 3 assets and liabilities, we must estimate fair value using various modeling techniques. These techniques include the use of a variety of inputs/

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **135**

assumptions including credit quality, liquidity, interest rates or other relevant inputs across the entire population of our Level 3 assets and liabilities. Changes in the significant underlying factors or assumptions (either an increase or a decrease) in any of these areas underlying our estimates may have resulted in a significant increase/decrease in the Level 3 fair value measurement of a particular asset and/or liability from period to period. Any models used to determine fair values or to validate dealer quotes are subject to review and independent testing as part of our model validation and internal control testing processes. Our Model Risk Management Group reviews significant models on at least an annual basis. In addition, the Valuation Committee approves valuation methodologies and reviews the results of independent valuation reviews and processes for assets and liabilities measured at fair value on a recurring basis. Assets and Liabilities Measured at Fair Value on a Recurring Basis Residential Mortgage Loans Held for Sale We account for certain residential mortgage loans originated for sale at fair value on a recurring basis. The election of the fair value option aligns the accounting for the residential mortgages with the related hedges. Residential mortgage loans are valued based on quoted market prices, where available, prices for other traded mortgage loans with similar characteristics, and purchase commitments and bid information received from market participants. The prices are adjusted as necessary to include the embedded servicing value in the loans and to take into consideration the specific characteristics of certain loans that are priced based on the pricing of similar loans. These adjustments represent unobservable inputs to the valuation but are not considered significant given the relative insensitivity of the value to changes in these inputs to the fair value of the loans. Accordingly, the majority of residential mortgage loans held for sale are classified as Level 2. Commercial Mortgage Loans Held for Sale We account for certain commercial mortgage loans classified as held for sale in whole loan transactions at fair value. We determine the fair value of commercial mortgage loans held for sale based upon discounted cash flows. Fair value is determined using sale valuation assumptions that management believes a market participant would use in pricing the loans. For loans to be sold to agencies with servicing retained, the fair value is adjusted for the estimated servicing cash flows, which is an unobservable input. This adjustment is not considered significant given the relative insensitivity of the value to changes in the input to the fair value of the loans. Accordingly, commercial mortgage loans held for sale to agencies are classified as Level 2. Valuation assumptions may include observable inputs based on the benchmark interest rate swap curve, whole loan sales and agency sales transactions. The significant unobservable input for commercial mortgage loans held for sale, excluding those to be sold to agencies, is management’s assumption of the spread applied to the benchmark rate. The spread over the benchmark curve includes management’s assumptions of the impact of credit and liquidity risk. Significant increases (decreases) in the spread applied to the benchmark would have resulted in a significantly lower (higher) asset value. The wide range of the spread over the benchmark curve is due to the varying risk and underlying property characteristics within our portfolio. Based on the significance of the unobservable input, we classified this portfolio as Level 3. Securities Available-for-Sale and Trading Securities Securities accounted for at fair value include both the available-for-sale and trading portfolios. We primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. The majority of securities were priced by third- party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. We monitor and validate the reliability of vendor pricing on an ongoing basis through pricing methodology reviews, including detailed reviews of the assumptions and inputs used by the vendor to price individual securities, and through price validation testing. Securities not priced by one of our pricing vendors may be valued using a dealer quote, which are also subject to price validation testing. Price validation testing is performed independent of the risk-taking function and involves corroborating the prices received from third-party vendors and dealers with prices from another third party or through other sources, such as internal valuations or sales of similar securities. Security prices are also validated through actual cash settlement upon sale of a security. Securities are classified within the fair value hierarchy after considering the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency debt securities, agency residential mortgage-backed securities, agency and non-agency commercial mortgage-backed securities, certain non-agency residential mortgage-backed securities, asset-backed securities 136 The PNC Financial Services Group, Inc. – 2025 Form 10-K

collateralized by non-mortgage-related corporate and consumer loans, and other debt securities. Level 2 securities are predominantly priced by third parties, either by a pricing vendor or dealer. In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Securities classified as Level 3 consist primarily of non-agency residential mortgage-backed securities. Fair value for these securities is primarily estimated using pricing obtained from third-party vendors. In some cases, fair value is estimated using a dealer quote. Market activity for these securities is limited with little price transparency. As a result, they are generally valued by the third-party vendor using a discounted cash flow approach that incorporates significant unobservable inputs and observable market activity where available. Significant inputs to the valuation include prepayment projections and credit loss assumptions (default rate and loss severity) and discount rates that are deemed representative of current market conditions. Significant increases (decreases) in any of those assumptions in isolation would have resulted in a significantly lower (higher) fair value measurement. Certain other debt securities available-for-sale are also classified as Level 3 and are included in the Insignificant Level 3 assets, net of liabilities line item in Table 85. These securities include certain non-agency commercial mortgage-backed, asset-backed, and other debt securities with higher levels of credit and/or liquidity risk and limited to no market trading activity. Fair value for these securities is primarily estimated using pricing obtained from third-party vendors, dealer quotes, or by using an internal valuation approach. The significant unobservable inputs used to estimate the fair value of these securities includes an estimate of expected credit losses and a discount for liquidity risk. Significant increases (decreases) in credit and/or liquidity risk could have resulted in a significantly lower (higher) fair value estimate. Loans Loans accounted for at fair value consist primarily of residential mortgage loans. These loans are generally valued similarly to residential mortgage loans held for sale and are classified as Level 2. However, similar to residential mortgage loans held for sale, if these loans are repurchased and unsalable, they are classified as Level 3. In addition, repurchased VA loans, where only a portion of the principal will be reimbursed, are classified as Level 3. The fair value is determined using a discounted cash flow calculation based on our historical loss rate. We have elected to account for certain home equity lines of credit at fair value. These loans are classified as Level 3. Significant inputs to the valuation of these loans include credit and liquidity discount, cumulative default rate, loss severity and gross discount rate and are deemed representative of current market conditions. Significant increases (decreases) in any of these assumptions would have resulted in a significantly lower (higher) fair value measurement. Equity Investments Equity investments includes money market mutual funds as well as direct and indirect private equity investments. Money market mutual funds are valued based on quoted prices in active markets for identical securities and classified within Level 1 of the hierarchy. The valuation of direct and indirect private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. Various valuation techniques are used for direct investments, including multiples of adjusted earnings of the entity, independent appraisals, anticipated financing and sale transactions with third parties, or the pricing used to value the entity in a recent financing transaction. A multiple of adjusted earnings calculation is the valuation technique utilized most frequently and is the most significant unobservable input used in such calculation. Significant decreases (increases) in the multiple of earnings could have resulted in a significantly lower (higher) fair value measurement. Generally, direct equity investments are classified as Level 3. Indirect investments are not redeemable; however, we receive distributions over the life of the partnerships from liquidation of the underlying investments by the investee, which we expect to occur over the next 12 years. We value indirect investments in private equity funds using the NAV practical expedient as provided in the financial statements that we receive from fund managers. Due to the time lag in our receipt of the financial information and based on a review of investments and valuation techniques applied, adjustments to the manager-provided value are made when available recent portfolio company information or market information indicates a significant change in value from that provided by the manager of the fund. Indirect investments valued using NAV are not classified in the fair value hierarchy. Mortgage Servicing Rights (MSRs) MSRs are carried at fair value on a recurring basis. Assumptions incorporated into the MSRs valuation model reflect management’s best estimate of factors that a market participant would use in valuing the MSRs. Although sales of MSRs do occur and can offer some market insight, MSRs do not trade in an active, open market with readily observable prices so the precise terms and conditions of sales are not available. Residential MSRs The fair value of residential MSRs is estimated by using a discounted cash flow model incorporating unobservable inputs for assumptions such as constant prepayment rates, spread over the benchmark curve, and other factors. Due to the nature of the unobservable valuation inputs, residential MSRs are classified as Level 3. The significant unobservable inputs used in the fair value measurement of residential MSRs are constant prepayment rates and spread over the benchmark curve. Significant increases The PNC Financial Services Group, Inc. – 2025 Form 10-K 137

(decreases) in prepayment rates and spread over the benchmark curve would have resulted in lower (higher) fair market value of residential MSRs. As a benchmark for the reasonableness of our residential MSRs fair value, we obtained opinions of value from independent brokers. These brokers provided a range (+/-10 bps) based upon their own discounted cash flow calculations of our portfolio that reflect conditions in the secondary market and any recently executed servicing transactions. We compare our internally-developed residential MSRs value to the ranges of values received from the brokers. If our residential MSRs fair value falls outside of the brokers’ ranges, management will assess whether a valuation adjustment is warranted. For the periods presented, our residential MSRs value did not fall outside of the brokers’ ranges. Commercial MSRs The fair value of commercial MSRs is estimated by using a discounted cash flow model incorporating unobservable inputs for assumptions such as constant prepayment rates, discount rates and other factors. Due to the nature of the unobservable valuation inputs and the limited availability of market pricing, commercial MSRs are classified as Level 3. Significant increases (decreases) in constant prepayment rates and discount rates would have resulted in significantly lower (higher) commercial MSR value determined based on current market conditions and expectations. Financial Derivatives Exchange-traded derivatives are valued using quoted market prices and are classified as Level 1. The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are primarily classified as Level 2, as the readily observable market inputs to these models are validated to external sources, such as industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using observable benchmark interest rate swaps to construct projected discounted cash flows. Financial derivatives that are priced using significant management judgment or assumptions are classified as Level 3. Unobservable inputs related to interest rate contracts include probability of funding of residential mortgage loan commitments and estimated servicing cash flows of commercial and residential mortgage loan commitments. Probability of default and loss severity are the significant unobservable inputs used in the valuation of risk participation agreements. The fair values of Level 3 assets and liabilities related to these interest rate contract financial derivatives as of December 31, 2025 and 2024 are included in the Insignificant Level 3 assets, net of liabilities line item in Table 85 of this Note 14. In connection with the sales of portions of our Visa Class B common shares, we entered into swap agreements with the purchasers of those shares to retain any future risk of decreases in the conversion rate of Class B common shares to Class A common shares resulting from increases in the escrow funded by Visa to pay for the costs of resolution of the pending interchange litigation (see Note 20 Legal Proceedings). These swaps also require PNC to make periodic payments based on the market price of the Class A common shares at a fixed rate of interest (in certain cases subject to step-up provisions) until the Visa litigation is resolved. An increase in the estimated length of litigation resolution date, a decrease in the estimated conversion rate or an increase in the estimated growth rate of the Class A share price would have had a negative impact on the fair value of the swaps and vice versa. In the second quarter of 2024, PNC participated in the Visa exchange program, allowing PNC to monetize approximately 50% of its Visa Class B-1 shares. Accordingly, our underlying swap exposure decreased in 2024 as a result of this transaction. The fair values of our derivatives include a credit and funding valuation adjustment to reflect our own and our counterparties’ nonperformance risk. Our credit valuation adjustment is computed using credit default swap spreads, in conjunction with internal historical recovery observations. Other Assets and Liabilities Other assets held at fair value on a recurring basis primarily include assets related to PNC’s deferred compensation and supplemental incentive savings plans. The assets related to PNC’s deferred compensation and supplemental incentive savings plans primarily consist of a prepaid forward contract referencing an amount of shares of PNC stock, equity mutual funds and fixed income funds, and are valued based on the underlying investments. These assets are valued either by reference to the market price of PNC’s stock or by using the quoted market prices for investments other than PNC’s stock and are included in Levels 1 and 2. All Level 3 other assets and liabilities are included in the Insignificant Level 3 assets, net of liabilities line item in Table 85 in this Note 14. Interest-bearing Deposits In the first quarter of 2025, PNC elected to begin accounting for certain brokered time deposits, which are economically hedged with derivatives, under the fair value option. The election of the fair value option aligns the accounting for the brokered time deposits with the related hedges. Fair value is estimated by discounting contractual cash flows using current market rates for instruments with similar maturities. The portion of the change in fair value resulting from a change in the specified benchmark interest rate is 138 The PNC Financial Services Group, Inc. – 2025 Form 10-K

recognized in the Consolidated Income Statement within Deposits interest expense. The remaining change in fair value is attributable to instrument-specific credit risk and is recognized in OCI. Brokered time deposits are classified as Level 2, as the estimates of current market rates used to determine fair value are based on dealer indications and benchmark interest rates that are considered observable.

Other Borrowed Funds

Other borrowed funds primarily consist of U.S. Treasury securities sold short which are classified as Level 1. Other borrowed funds also includes the related liability for certain repurchased loans for which we have elected the fair value option and are classified as either Level 2 or Level 3, consistent with the level classification of the corresponding loans. All Level 3 amounts are included in the Insignificant Level 3 assets, net of liabilities line item in Table 85 in this Note 14.

The following table summarizes our assets and liabilities measured at fair value on a recurring basis, including instruments for which we have elected the fair value option:

Table 83: Fair Value Measurements – Recurring Basis Summary

	December 31, 2025				December 31, 2024			
In millions	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Assets								
Residential mortgage loans held for sale	$ —	$ 552	$ 108	$ 660	$ —	$ 560	$ 68	$ 628
Commercial mortgage loans held for sale	—	1,059	—	1,059	—	199	4	203
Securities available-for-sale								
U.S. Treasury and government agencies	27,871	1,026	—	28,897	22,534	1,017	—	23,551
Residential mortgage-backed								
Agency	—	30,663	—	30,663	—	30,626	—	30,626
Non-agency	—	—	548	548	—	—	603	603
Commercial mortgage-backed								
Agency	—	3,372	—	3,372	—	1,945	—	1,945
Non-agency	—	173	79	252	—	588	103	691
Asset-backed	—	2,210	87	2,297	—	2,299	93	2,392
Other	—	2,051	55	2,106	—	2,177	54	2,231
Total securities available-for-sale	27,871	39,495	769	68,135	22,534	38,652	853	62,039
Loans	—	492	620	1,112	—	486	670	1,156
Equity investments (a)	820	—	2,503	3,642	825	—	2,111	3,132
Residential mortgage servicing rights	—	—	2,638	2,638	—	—	2,626	2,626
Commercial mortgage servicing rights	—	—	1,021	1,021	—	—	1,085	1,085
Trading securities (b)	2,662	4,104	—	6,766	987	1,787	—	2,774
Financial derivatives (b) (c)	6	2,660	6	2,672	3	3,004	4	3,011
Other assets	506	162	14	682	449	133	10	592
Total assets (d)	$ 31,865	$ 48,524	$ 7,679	$ 88,387	$ 24,798	$ 44,821	$ 7,431	$ 77,246
Liabilities								
Interest-bearing deposits	$ —	$ 3,642	$ —	$ 3,642	$ —	$ —	$ —	$ —
Other borrowed funds	752	189	7	948	1,161	128	10	1,299
Financial derivatives (c) (e)	1	3,546	79	3,626	11	5,334	150	5,495
Other liabilities	—	23	137	160	—	28	177	205
Total liabilities (f)	$ 753	$ 7,400	$ 223	$ 8,376	$ 1,172	$ 5,490	$ 337	$ 6,999

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
(b) Included in Other assets on the Consolidated Balance Sheet.
(c) Amounts at December 31, 2025 and 2024 are presented gross and are not reduced by the impact of legally enforceable master netting agreements that allow us to net positive and negative positions and cash collateral held or placed with the same counterparty. See Note 15 Financial Derivatives for additional information related to derivative offsetting.
(d) Total assets at fair value as a percentage of total consolidated assets was 15% and 14% at December 31, 2025 and 2024, respectively. Level 3 assets as a percentage of total assets at fair value was 9% and 10% as of December 31, 2025 and 2024, respectively. Level 3 assets as a percentage of total consolidated assets was 1% at both December 31, 2025 and 2024.
(e) Included in Other liabilities on the Consolidated Balance Sheet.
(f) Total liabilities at fair value as a percentage of total consolidated liabilities was 2% and 1% at December 31, 2025 and 2024, respectively. Level 3 liabilities as a percentage of total liabilities at fair value was 3% and 5% as of December 31, 2025 and 2024, respectively. Level 3 liabilities as a percentage of total consolidated liabilities was less than 1% at both December 31, 2025 and 2024.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **139**

Reconciliations of assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for 2025 and 2024 are as follows:

Table 84: Reconciliation of Level 3 Assets and Liabilities

Year Ended December 31, 2025

		Total realized / unrealized gains or losses for the period (a)									
Level 3 Instruments Only In millions	Fair Value Dec. 31, 2024	Included in Earnings	Included in Other comprehensive income (b)	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value Dec. 31, 2025	Unrealized gains/losses for the period on assets and liabilities held on Consolidated Balance Sheet at Dec. 31, 2025 (a) (c)
Assets											
Residential mortgage loans held for sale	$ 68	$ 1	$ —	$ 78	$ (10)	$ —	$ (17)	$ 8	$ (20) (d)	$ 108	$ 1
Commercial mortgage loans held for sale	4	—	—	—	—	—	(4)	—	—	—	—
Securities available-for-sale											
Residential mortgage-backed non-agency	603	10	7	—	—	—	(72)	—	—	548	—
Commercial mortgage-backed non-agency	103	(3)	1	—	—	—	(22)	—	—	79	(3)
Asset-backed	93	1	2	—	—	—	(9)	—	—	87	—
Other	54	1	1	6	—	—	(7)	—	—	55	—
Total securities available-for-sale	853	9	11	6	—	—	(110)	—	—	769	(3)
Loans	670	12	—	30	(4)	—	(78)	16	(26) (d)	620	12
Equity investments	2,111	149	—	490	(247)	—	—	—	—	2,503	115
Residential mortgage servicing rights	2,626	(19)	—	263	—	32	(264)	—	—	2,638	(19)
Commercial mortgage servicing rights	1,085	97	—	90	—	55	(306)	—	—	1,021	97
Financial derivatives	4	35	—	2	—	—	(35)	—	—	6	38
Other assets	10	—	3	2	(1)	—	—	—	—	14	—
Total assets	$ 7,431	$ 284	$ 14	$ 961	$(262)	$ 87	$ (814)	$ 24	$ (46)	$ 7,679	$ 241
Liabilities											
Other borrowed funds	$ 10	$ —	$ —	$ —	$ —	$ 16	$ (19)	$ —	$ —	$ 7	$ —
Financial derivatives	150	106	—	—	5	—	(182)	—	—	79	111
Other liabilities	177	38	—	—	—	262	(351)	11	—	137	37
Total liabilities	$ 337	$ 144	$ —	$ —	$ 5	$ 278	$ (552)	$ 11	$ —	$ 223	$ 148
Net gains (losses)		$ 140 (e)									$ 93 (f)

140 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

(Continued from previous page)

Year Ended December 31, 2024

Level 3 Instruments Only In millions	Fair Value Dec. 31, 2023	Total realized / unrealized gains or losses for the period (a) Included in Earnings	Included in Other comprehensive income (b)	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value Dec. 31, 2024	Unrealized gains / losses for the period on assets and liabilities held on Consolidated Balance Sheet at Dec. 31, 2024 (a) (c)
Assets											
Residential mortgage loans held for sale	$ 103	$ (1)	$ —	$ 20	$ (38)	$ —	$ (7)	$ 8	$ (17) (d)	$ 68	$ (1)
Commercial mortgage loans held for sale	11	1	—	—	—	—	(8)	—	—	4	—
Securities available-for-sale											
Residential mortgage-backed non-agency	696	14	(1)	—	—	—	(106)	—	—	603	—
Commercial mortgage-backed non-agency	103	—	—	—	—	—	—	—	—	103	—
Asset-backed	102	1	1	—	—	—	(11)	—	—	93	—
Other	55	(3)	1	6	—	—	(5)	—	—	54	(2)
Total securities available-for-sale	956	12	1	6	—	—	(122)	—	—	853	(2)
Loans	726	13	—	23	(2)	—	(80)	16	(26) (d)	670	13
Equity investments	1,952	83	—	358	(282)	—	—	—	—	2,111	57
Residential mortgage servicing rights	2,654	155	—	43	—	28	(254)	—	—	2,626	155
Commercial mortgage servicing rights	1,032	262	—	64	—	44	(317)	—	—	1,085	262
Financial derivatives	6	24	—	4	—	—	(30)	—	—	4	30
Other assets	8	—	1	1	—	—	—	—	—	10	—
Total assets	$ 7,448	$ 549	$ 2	$ 519	$ (322)	$ 72	$ (818)	$ 24	$ (43)	$ 7,431	$ 514
Liabilities											
Other borrowed funds	$ 9	$ —	$ —	$ —	$ —	$ 14	$ (13)	$ —	$ —	$ 10	$ —
Financial derivatives	152	272	—	—	4	—	(278)	—	—	150	279
Other liabilities	237	(4)	—	—	—	41	(97)	—	—	177	19
Total liabilities	$ 398	$ 268	$ —	$ —	$ 4	$ 55	$ (388)	$ —	$ —	$ 337	$ 298
Net gains (losses)		$ 281 (e)									$ 216 (f)

(a) Losses for assets are bracketed while losses for liabilities are not.

(b) The difference in unrealized gains and losses for the period included in Other comprehensive income and changes in unrealized gains and losses for the period included in Other comprehensive income for securities available-for-sale held at the end of the reporting period were insignificant.

(c) The amount of the total gains or losses for the period included in earnings that is attributable to the change in unrealized gains or losses related to those assets and liabilities held at the end of the reporting period.

(d) Residential mortgage loan transfers out of Level 3 are primarily driven by residential mortgage loans transferring to OREO as well as reclassification of mortgage loans held for sale to held for investment.

(e) Net gains (losses) realized and unrealized included in earnings related to Level 3 assets and liabilities included amortization and accretion. The amortization and accretion amounts were included in Interest income on the Consolidated Income Statement and the remaining net gains (losses) realized and unrealized were included in Noninterest income on the Consolidated Income Statement.

(f) Net unrealized gains (losses) related to assets and liabilities held at the end of the reporting period were included in Noninterest income on the Consolidated Income Statement.

An instrument's categorization within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Changes from one quarter to the next related to the observability of inputs to a fair value measurement may result in a reclassification (transfer) of assets or liabilities between hierarchy levels.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **141**

Quantitative information about the significant unobservable inputs within Level 3 recurring assets and liabilities is as follows:

Table 85: Fair Value Measurements – Recurring Quantitative Information

Level 3 Instruments Only Dollars in millions		Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted-Average) (a)
December 31, 2025					
Residential mortgage loans held for sale	$	108	Consensus pricing (c)	Cumulative default rate	3.6% - 100.0% (33.8%)
				Loss severity	5.7% weighted-average
				Discount rate	5.5% - 9.0% (5.9%)
Residential mortgage-backed non-agency securities		548	Priced by a third-party vendor using a discounted cash flow pricing model	Constant prepayment rate	1.0% - 23.1% (3.7%)
				Constant default rate	0.0% - 13.5% (1.9%)
				Loss severity	15.0% - 100.0% (42.5%)
				Spread over the benchmark curve (b)	176bps weighted-average
Loans - residential real estate non-government insured		474	Consensus pricing (c)	Cumulative default rate	3.6% - 100.0% (52.7%)
				Loss severity	5.0% weighted average
				Discount rate	5.5% - 7.5% (5.7%)
Equity investments		2,503	Multiple of adjusted earnings	Multiple of earnings	5.5x - 24.0x (10.8x)
Residential mortgage servicing rights		2,638	Discounted cash flow	Constant prepayment rate	0.0% - 41.4% (6.7%)
				Spread over the benchmark curve (b)	314bps - 3,270bps (734bps)
Commercial mortgage servicing rights		1,021	Discounted cash flow	Constant prepayment rate	4.3% - 7.0% (4.4%)
				Discount rate	8.7% - 10.9% (10.6%)
Insignificant Level 3 assets, net of liabilities (d)		164			
Total Level 3 assets, net of liabilities (e)	$	7,456			
December 31, 2024					
Residential mortgage-backed non-agency securities	$	603	Priced by a third-party vendor using a discounted cash flow pricing model	Constant prepayment rate	1.0% - 27.9% (4.2%)
				Constant default rate	0.0% - 12.0% (1.9%)
				Loss severity	15.0% - 69.0% (42.4%)
				Spread over the benchmark curve (b)	216bps weighted-average
Loans - residential real estate non-government insured		504	Consensus pricing (c)	Cumulative default rate	3.6% - 100.0% (52.5%)
				Loss severity	5.0% weighted-average
				Discount rate	5.5% - 7.5% (5.7%)
Equity investments		2,111	Multiple of adjusted earnings	Multiple of earnings	5.5x - 26.7x (10.5x)
Residential mortgage servicing rights		2,626	Discounted cash flow	Constant prepayment rate	0.0% - 40.3% (6.4%)
				Spread over the benchmark curve (b)	381bps - 2,202bps (755bps)
Commercial mortgage servicing rights		1,085	Discounted cash flow	Constant prepayment rate	4.3% - 7.4% (4.4%)
				Discount rate	9.6% - 11.5% (11.2%)
Insignificant Level 3 assets, net of liabilities (d)		165			
Total Level 3 assets, net of liabilities (e)	$	7,094			

(a) Unobservable inputs were weighted by the relative fair value of the instruments.
(b) The assumed yield spread over the benchmark curve for each instrument is generally intended to incorporate non-interest rate risks, such as credit and liquidity risks.
(c) Consensus pricing refers to fair value estimates that are generally internally developed using information such as dealer quotes or other third-party provided valuations or comparable asset prices.
(d) Represents the aggregate amount of Level 3 assets and liabilities measured at fair value on a recurring basis that are individually and in the aggregate insignificant. The amount includes certain financial derivative assets and liabilities, certain debt securities available-for-sale, government insured residential reals estate loans, home equity loans, commercial mortgage loans held for sale, other assets, other borrowed funds and other liabilities.
(e) Consisted of total Level 3 assets of $7.7 billion and total Level 3 liabilities of $0.2 billion as of December 31, 2025 and $7.4 billion and $0.3 billion as of December 31, 2024, respectively.

Financial Assets Accounted for at Fair Value on a Nonrecurring Basis

We may be required to measure certain financial assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from the application of lower of amortized cost or fair value accounting or write-downs of individual assets due to impairment and are included in Table 86.

Nonaccrual Loans

The carrying value of nonaccrual loans represents the fair value of those loans which have been adjusted due to impairment. The impairment is primarily based on the appraised value of the collateral.

Refer to Note 1 Accounting Policies for information on how we obtain appraisal values.

142 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Equity Investments
The majority of the amounts for equity investments represent the carrying value of LIHTC investments held for sale calculated using a discounted cash flow model. The significant unobservable input is management's estimate of required market rate of return. The market rate of return is based on comparison to recent LIHTC sales in the market. Significant increases (decreases) in this input would result in a significantly lower (higher) carrying value of the investments.

OREO and Foreclosed Assets
The carrying value of OREO and foreclosed assets includes valuation adjustments recorded subsequent to the transfer to OREO and foreclosed assets. These valuation adjustments are based on the fair value less cost to sell of the property. Fair value is based on appraised value or sales price. Refer to Note 1 Accounting Policies for information on how we obtain appraisal values.

Long-Lived Assets
Long-lived assets consists of buildings for which valuation adjustments were recorded during the period. A facility classified as held for use is impaired to the extent its carrying value is not recoverable and exceeds fair value. Valuation adjustments on buildings held for sale are based on the fair value of the property less an estimated cost to sell and are recorded subsequent to the transfer of the asset to held for sale status. Fair value is determined either by a third-party appraisal, recent sales offer, changes in market or property conditions or, where we have agreed to sell the building to a third party, the contractual sales price. Impairment on these long-lived assets is recorded in Other noninterest expense on our Consolidated Income Statement.

Assets measured at fair value on a nonrecurring basis are as follows:

Table 86: Fair Value Measurements – Nonrecurring (a) (b) (c)

Year ended December 31 In millions	Fair Value		Gains (Losses)		
	2025	2024	2025	2024	2023
Assets					
Nonaccrual loans	$ 510	$ 629	$ (181)	$ (279)	$ (410)
Equity investments	147	198	(1)	(1)	—
Loans held for sale	13	—	(3)	—	—
OREO, foreclosed and other assets	49	8	(14)	(1)	(1)
Long-lived assets	6	18	(7)	(12)	(29)
Total assets	$ 725	$ 853	$ (206)	$ (293)	$ (440)

(a) All Level 3 for the periods presented except for $13 million included in Loans held for sale categorized as Level 2 as of December 31, 2025.
(b) Valuation techniques applied were fair value of property or collateral.
(c) Unobservable inputs used were appraised value/sales price, broker opinions or projected income/required improvement costs. Additional quantitative information was not meaningful for the periods presented.

Financial Instruments Accounted for under Fair Value Option

We elect the fair value option to account for certain financial instruments. For more information on these financial instruments for which the fair value option election has been made, refer to the Fair Value Measurement section of this Note 14. These financial instruments are initially measured at fair value. Gains and losses from initial measurement and any changes in fair value are subsequently recognized in earnings. For brokered time deposits, however, any changes in fair value attributable to instrument-specific credit risk are recognized in OCI.

Interest income related to changes in the fair values of these financial instruments is recorded on the Consolidated Income Statement in Other interest income, except for certain residential mortgage loans, for which income is also recorded in Loans interest income. Changes in the value on prepaid forward contracts included in Other assets is reported in Noninterest expense, and interest expense on the Other borrowed funds is reported in Borrowed funds interest expense. Fair value gains and losses recognized in earnings on brokered time deposits are reported in Deposits interest expense, consistent with the classification of contractual interest on these deposits.

We have excluded accrued interest from the fair value amounts reported in Table 87. We have excluded interest income and interest expense from the changes in fair value reported in Table 88.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **143**

Fair values and aggregate unpaid principal balances of items for which we elected the fair value option are as follows:

Table 87: Fair Value Option – Fair Value and Principal Balances

	December 31, 2025			December 31, 2024		
In millions	Fair Value	Aggregate Unpaid Principal Balance	Difference	Fair Value	Aggregate Unpaid Principal Balance	Difference
Assets						
Residential mortgage loans held for sale						
Accruing loans less than 90 days past due	$ 641	$ 636	$ 5	$ 588	$ 588	$ —
Accruing loans 90 days or more past due	5	5	—	11	11	—
Nonaccrual loans	14	15	(1)	29	36	(7)
Total	$ 660	$ 656	$ 4	$ 628	$ 635	$ (7)
Commercial mortgage loans held for sale (a) (b)						
Accruing loans less than 90 days past due	$ 1,059	$ 1,059	$ —	$ 203	$ 200	$ 3
Loans						
Accruing loans less than 90 days past due	$ 716	$ 796	$ (80)	$ 494	$ 505	$ (11)
Accruing loans 90 days or more past due	159	172	(13)	126	137	(11)
Nonaccrual loans	237	327	(90)	536	718	(182)
Total	$ 1,112	$ 1,295	$ (183)	$ 1,156	$ 1,360	$ (204)
Other assets	$ 162	$ 154	$ 8	$ 133	$ 142	$ (9)
Liabilities						
Interest-bearing deposits	$ 3,642	$ 3,641	$ 1	$ —	$ —	$ —
Other borrowed funds	$ 31	$ 32	$ (1)	$ 34	$ 35	$ (1)
Other liabilities with contractual unpaid principal balance	$ 23	$ 25	$ (2)	$ 28	$ 32	$ (4)
Other liabilities without contractual unpaid principal balance	$ 122	$ —	$ 122	$ 106	$ —	$ 106

(a) There were no accruing loans 90 days or more past due within this category at December 31, 2025 or December 31, 2024.
(b) There were no nonaccrual loans within this category at December 31, 2025 or December 31, 2024.

The changes in fair value for items for which we elected the fair value option are as follows:

Table 88: Fair Value Option – Changes in Fair Value Included in Earnings (a)

Year ended December 31	Gains (Losses)		
In millions	2025	2024	2023
Assets			
Residential mortgage loans held for sale	$ 14	$ 10	$ 32
Commercial mortgage loans held for sale	$ 44	$ 24	$ 53
Loans	$ 20	$ 21	$ 26
Other assets	$ 12	$ 25	$ 7
Liabilities			
Interest-bearing deposits	$ (1)	$ —	$ —
Other liabilities	$ (39)	$ (19)	$ (41)

(a) The impact on earnings of offsetting hedged items or hedging instruments is not reflected in these amounts.

Additional Fair Value Information Related to Financial Instruments Not Recorded at Fair Value

This section presents fair value information for all other financial instruments that are not carried at fair value on a recurring basis. We used the following methods and assumptions to estimate the fair value amounts for these financial instruments.

Cash and Due from Banks and Interest-earning Deposits with Banks

Due to their short-term nature, the carrying amounts for Cash and due from banks and Interest-earning deposits with banks reported on our Consolidated Balance Sheet approximate fair value.

Securities Held-to-Maturity

We primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. Refer to the Fair Value Measurement section of this Note 14 for additional information relating to our pricing processes and procedures.

144 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Net Loans Fair values are estimated based on the discounted value of expected net cash flows incorporating assumptions about prepayment rates, net credit losses and servicing fees. Nonaccrual loans are valued at their estimated recovery value. The carrying value of Net loans are presented net of the ALLL. Other Assets The carrying value of Other assets, which include accrued interest receivable, cash collateral, federal funds sold and resale agreements, certain loans held for sale, and FHLB and FRB stock, approximates fair value. The aggregate carrying value of our FHLB and FRB stock was $1.7 billion and $2.1 billion at December 31, 2025 and 2024, respectively. Deposits For time deposits, fair values are estimated by discounting contractual cash flows using current market rates for instruments with similar maturities. Borrowed Funds For short-term borrowed funds, including repurchase agreements and certain other short-term borrowings and payables, carrying value approximates fair value. For long-term borrowed funds, quoted market prices are used, when available, to estimate fair value. When quoted market prices are not available, a discounted cash flow valuation is used which incorporates current market rates and credit spreads for debt with similar terms and maturities. Unfunded Lending Related Commitments The fair value of unfunded lending related commitments is determined by market participant assumptions and takes into consideration the impact of changes in interest rates and credit. We establish a liability on these facilities based on the creditworthiness of our counterparty. Other Liabilities Other liabilities includes interest-bearing cash collateral held related to derivatives and other accrued liabilities. Due to its short-term nature, the carrying value of Other liabilities reported on our Consolidated Balance Sheet approximates fair value. The PNC Financial Services Group, Inc. – 2025 Form 10-K 145

The carrying amounts and estimated fair values, as well as the level within the fair value hierarchy, of these financial instruments as of December 31, 2025 and 2024 are as follows: Table 89: Additional Fair Value Information Related to Other Financial Instruments In millions Carrying Amount Fair Value Total Level 1 Level 2 Level 3 December 31, 2025 Assets Cash and due from banks $ 6,777 $ 6,777 $ 6,777 $ — $ — Interest-earning deposits with banks 32,936 32,936 31,975 961 — Securities held-to-maturity 70,109 67,979 19,564 48,247 168 Net loans (excludes leases) 318,869 316,005 — — 316,005 Other assets 5,109 5,109 — 5,109 — Total assets $ 433,800 $ 428,806 $ 58,316 $ 54,317 $ 316,173 Liabilities Time deposits $ 30,361 $ 30,576 $ — $ 30,576 $ — Borrowed funds 56,097 57,289 — 56,793 496 Unfunded lending related commitments 818 818 — — 818 Other liabilities 1,091 1,091 — 1,091 — Total liabilities $ 88,367 $ 89,774 $ — $ 88,460 $ 1,314 December 31, 2024 Assets Cash and due from banks $ 6,904 $ 6,904 $ 6,904 $ — $ — Interest-earning deposits with banks 39,347 39,347 38,993 354 — Securities held-to-maturity 77,698 73,058 23,992 48,914 152 Net loans (excludes leases) 304,129 298,241 — — 298,241 Other assets 5,722 5,722 — 5,713 9 Total assets $ 433,800 $ 423,272 $ 69,889 $ 54,981 $ 298,402 Liabilities Time deposits $ 34,339 $ 34,383 $ — $ 34,383 $ — Borrowed funds 60,302 61,260 — 60,350 910 Unfunded lending related commitments 719 719 — — 719 Other liabilities 1,058 1,058 — 1,058 — Total liabilities $ 96,418 $ 97,420 $ — $ 95,791 $ 1,629 The aggregate fair values in Table 89 represent only a portion of the total market value of our assets and liabilities as, in accordance with the guidance related to fair values about financial instruments, we exclude the following: • financial instruments recorded at fair value on a recurring basis (as they are disclosed in Table 83), • investments accounted for under the equity method, • equity securities without a readily determinable fair value that apply for the alternative measurement approach to fair value under ASU 2016-01, • real and personal property, • lease financing, • loan customer relationships, • deposit customer intangibles, • retail branch networks, • fee-based businesses, such as asset management and brokerage, • trade receivables and payables due in one year or less, • deposit liabilities with no defined or contractual maturities under ASU 2016-01, and • insurance contracts. 146 The PNC Financial Services Group, Inc. – 2025 Form 10-K

NOTE 15 FINANCIAL DERIVATIVES

We use a variety of financial derivatives to both mitigate exposure to market (primarily interest rate) and credit risks inherent in our business activities, as well as to facilitate customer risk management activities. We manage these risks as part of our overall asset and liability management process and through our credit policies and procedures. Derivatives represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash or another type of asset to the other party based on a notional amount and an underlying as specified in the contract.

Derivative transactions are often measured in terms of notional amount, but this amount is generally not exchanged and it is not recorded on the balance sheet. The notional amount is the basis to which the underlying is applied to determine required payments under the derivative contract. The underlying is a referenced interest rate, security price, credit spread or other index. Residential and commercial real estate loan commitments associated with loans to be sold also qualify as derivative instruments.

The following table presents the notional and gross fair value amounts of all derivative assets and liabilities held by us:

Table 90: Total Gross Derivatives (a)

	December 31, 2025			December 31, 2024		
In millions	Notional / Contract Amount	Asset Fair Value (b)	Liability Fair Value (c)	Notional / Contract Amount	Asset Fair Value (b)	Liability Fair Value (c)
Derivatives designated for hedging						
Interest rate contracts :						
Fair value hedges (d)	$ 60,799	$ —	$ —	$ 53,750	$ —	$ —
Cash flow hedges (d)	59,994	—	—	50,721	—	2
Cash flow hedges - other (e)	—	—	—	25,000	149	168
Foreign exchange contracts:						
Net investment hedges	1,387	—	6	1,269	14	—
Total derivatives designated for hedging	$ 122,180	$ —	$ 6	$ 130,740	$ 163	$ 170
Derivatives not designated for hedging						
Derivatives used for mortgage banking activities (f):						
Interest rate contracts:						
Swaps	$ 34,357	$ —	$ —	$ 35,941	$ —	$ —
Futures (g)	9,915	—	—	9,962	—	—
Mortgage-backed commitments	6,199	69	60	4,815	73	66
Other	12,438	25	16	13,098	19	13
Total interest rate contracts	62,909	94	76	63,816	92	79
Derivatives used for customer-related activities:						
Interest rate contracts:						
Swaps	409,522	1,459	2,383	406,747	1,544	4,130
Futures (g)	45	—	—	113	—	—
Mortgage-backed commitments	8,278	7	12	3,275	21	7
Other	36,493	58	49	32,280	123	100
Total interest rate contracts	454,338	1,524	2,444	442,415	1,688	4,237
Commodity contracts:						
Swaps	5,129	315	288	6,725	313	288
Other	7,904	234	234	8,496	208	208
Total commodity contracts	13,033	549	522	15,221	521	496
Foreign exchange contracts and other	43,025	493	417	38,729	403	364
Total derivatives for customer-related activities	510,396	2,566	3,383	496,365	2,612	5,097
Derivatives used for other risk management activities:						
Foreign exchange contracts and other	18,553	12	161	11,031	144	149
Total derivatives not designated for hedging	$ 591,858	$ 2,672	$ 3,620	$ 571,212	$ 2,848	$ 5,325
Total gross derivatives	$ 714,038	$ 2,672	$ 3,626	$ 701,952	$ 3,011	$ 5,495
Less: Impact of legally enforceable master netting agreements		1,158	1,158		1,298	1,298
Less: Cash collateral received/paid		494	743		897	1,029
Total derivatives		$ 1,020	$ 1,725		$ 816	$ 3,168

(a) Centrally cleared derivatives are settled in cash daily and result in no derivative asset or derivative liability being recognized on our Consolidated Balance Sheet.
(b) Included in Other assets on our Consolidated Balance Sheet.
(c) Included in Other liabilities on our Consolidated Balance Sheet.
(d) Represents primarily swaps.
(e) Represents caps and floors.
(f) Includes both residential and commercial mortgage banking activities.
(g) Futures contracts are settled in cash daily and result in no derivative asset or derivative liability being recognized on our Consolidated Balance Sheet.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **147**

All derivatives are carried on our Consolidated Balance Sheet at fair value. Derivative balances are presented on the Consolidated Balance Sheet on a net basis taking into consideration the effects of legally enforceable master netting agreements and, when appropriate, any related cash collateral exchanged with counterparties. Further discussion regarding the offsetting rights associated with these legally enforceable master netting agreements is included in the Offsetting and Counterparty Credit Risk section of this Note 15. Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives. Further discussion on how derivatives are accounted for is included in Note 1 Accounting Policies. Derivatives Designated as Hedging Instruments Certain derivatives used to manage interest rate and foreign exchange risk as part of our asset and liability risk management activities are designated as accounting hedges. Derivatives hedging the risks associated with changes in the fair value of assets or liabilities are considered fair value hedges, derivatives hedging the variability of expected future cash flows are considered cash flow hedges and derivatives hedging a net investment in a foreign subsidiary are considered net investment hedges. Designating derivatives as accounting hedges allows for gains and losses on those derivatives to be recognized in the same period and in the same income statement line item as the earnings impact of the hedged items. Fair Value Hedges We enter into receive-fixed, pay-variable interest rate swaps to hedge changes in the fair value of outstanding fixed-rate funding caused by fluctuations in market interest rates. We also enter into pay-fixed, receive-variable interest rate swaps and zero-coupon swaps to hedge changes in the fair value of fixed rate and zero-coupon investment securities caused by fluctuations in market interest rates. Gains and losses on the interest rate swaps designated in these hedge relationships, along with the offsetting gains and losses on the hedged items attributable to the hedged risk, are recognized in current earnings within the same income statement line item. Cash Flow Hedges We enter into receive-fixed, pay-variable interest rate swaps and interest rate caps and floors to modify the interest rate characteristics of designated commercial loans from variable to fixed in order to reduce the impact of changes in future cash flows due to market interest rate changes. We also periodically enter into forward purchase and sale contracts to hedge the variability of the consideration that will be paid or received related to the purchase or sale of investment securities. The forecasted purchase or sale is consummated upon gross settlement of the forward contract itself. For these cash flow hedges, gains and losses on the hedging instruments are recorded in AOCI and are then reclassified into earnings in the same period the hedged cash flows affect earnings and within the same income statement line as the hedged cash flows. In the 12 months that follow December 31, 2025, we expect to reclassify net derivative gains of $36 million pre-tax, or $28 million after-tax, from AOCI to interest income for these cash flow hedge strategies. This reclassified amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations and the addition of other hedges subsequent to December 31, 2025. As of December 31, 2025, the maximum length of time over which forecasted transactions are hedged is ten years. 148 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Further detail regarding gains (losses) related to our fair value and cash flow hedge derivatives is presented in the following table: Table 91: Gains (Losses) Recognized on Fair Value and Cash Flow Hedges in the Consolidated Income Statement (a) (b) Location and Amount of Gains (Losses) Recognized in Income Interest Income Interest Expense Noninterest Income In millions Loans Investment Securities Borrowed Funds Other Year ended December 31, 2025 Total amounts reported on the Consolidated Income Statement $ 18,472 $ 4,674 $ 3,400 $ 764 Gains (losses) on fair value hedges recognized on: Hedged items (c) $ — $ 452 $ (956) $ — Derivatives $ — $ (450) $ 956 $ — Amounts related to interest settlements on derivatives $ — $ 95 $ (374) $ — Gains (losses) on cash flow hedges (d): Amount of derivative gains (losses) reclassified from accumulated other comprehensive income $ (598) $ (33) $ — $ (7) Other amounts related to interest settlements on derivatives $ (7) $ — $ — $ — Year ended December 31, 2024 Total amounts reported on the Consolidated Income Statement $ 19,346 $ 4,123 $ 4,484 $ 711 Gains (losses) on fair value hedges recognized on: Hedged items (c) $ — $ (182) $ 320 $ — Derivatives $ — $ 183 $ (357) $ — Amounts related to interest settlements on derivatives $ — $ 128 $ (694) $ — Gains (losses) on cash flow hedges (d): Amount of derivative gains (losses) reclassified from accumulated other comprehensive income $ (1,257) $ (32) $ — $ (28) Other amounts related to interest settlements on derivatives $ 52 $ — $ — $ — Year ended December 31, 2023 Total amounts reported on the Consolidated Income Statement $ 18,299 $ 3,545 $ 3,783 $ 619 Gains (losses) on fair value hedges recognized on: Hedged items (c) $ — $ 2 $ (545) $ — Derivatives $ — $ 2 $ 531 $ — Amounts related to interest settlements on derivatives $ — $ 28 $ (605) $ — Gains (losses) on cash flow hedges (d): Amount of derivative gains (losses) reclassified from accumulated other comprehensive income $ (1,512) $ (28) $ — $ — Other amounts related to interest settlements on derivatives $ 115 $ — $ — $ — (a) For all periods presented, there were no components of derivative gains or losses excluded from the assessment of hedge effectiveness for any of the fair value or cash flow hedge strategies. (b) All cash flow and fair value hedge derivatives were interest rate contracts for the periods presented. (c) Includes an insignificant amount of fair value hedge adjustments related to discontinued hedge relationships. (d) For all periods presented, there were no gains or losses from cash flow hedge derivatives reclassified to income because it became probable that the original forecasted transaction would not occur. Detail regarding the impact of fair value hedge accounting on the carrying value of the hedged items is presented in the following table: Table 92: Hedged Items - Fair Value Hedges December 31, 2025 December 31, 2024 In millions Carrying Value of the Hedged Items Cumulative Fair Value Hedge Adjustment included in the Carrying Value of Hedged Items (a) Carrying Value of the Hedged Items Cumulative Fair Value Hedge Adjustment included in the Carrying Value of Hedged Items (a) Investment securities - available-for-sale (b) $ 22,651 $ 174 $ 18,716 $ (305) Borrowed funds $ 39,945 $ (101) $ 35,139 $ (1,057) (a) Includes an insignificant amount of fair value hedge adjustments related to discontinued available-for-sale securities and borrowed funds hedge relationships at both December 31, 2025 and 2024. (b) Carrying value shown represents amortized cost. Net Investment Hedges We enter into foreign currency forward contracts to hedge non-U.S. dollar net investments in foreign subsidiaries against adverse changes in foreign exchange rates. We assess whether the hedging relationship is highly effective in achieving offsetting changes in the value of the hedge and hedged item by qualitatively verifying that the critical terms of the hedge and hedged item match at the inception of the hedging relationship and on an ongoing basis. Net investment hedge derivatives are classified as foreign exchange The PNC Financial Services Group, Inc. – 2025 Form 10-K 149

contracts. There were no components of derivative gains or losses excluded from the assessment of the hedge effectiveness for the periods presented. Net gains (losses) on net investment hedge derivatives recognized in OCI were $(101) million, $24 million and $(53) million in 2025, 2024 and 2023, respectively. Derivatives Not Designated as Hedging Instruments Residential mortgage loans that will be sold in the secondary market, and the related loan commitments, which are considered derivatives, are accounted for at fair value. Changes in the fair value of the loans and commitments due to interest rate risk are hedged with forward contracts to sell mortgage-backed securities, as well as U.S. Treasury and Eurodollar futures and options. Gains and losses on the loans and commitments held for sale and the derivatives used to economically hedge them are included in Residential and commercial mortgage noninterest income on the Consolidated Income Statement. Residential mortgage servicing rights are accounted for at fair value with changes in fair value influenced primarily by changes in interest rates. Derivatives used to hedge the fair value of residential mortgage servicing rights include interest rate futures, swaps, options and forward contracts to purchase mortgage-backed securities. Gains and losses on residential mortgage servicing rights and the related derivatives used for hedging are included in Residential and commercial mortgage noninterest income. Commercial mortgage loans held for sale and the related loan commitments, which are considered derivatives, are accounted for at fair value. Derivatives used to economically hedge these loans and commitments from changes in fair value due to interest rate risk include forward loan sale contracts and interest rate swaps. Gains and losses on the commitments, loans and derivatives are included in Residential and commercial mortgage noninterest income. Derivatives used to economically hedge the change in value of commercial mortgage servicing rights include interest rate futures, swaps and options. Gains or losses on these derivatives are included in Residential and commercial mortgage noninterest income. The residential and commercial mortgage loan commitments associated with loans to be sold which are accounted for as derivatives are valued based on the estimated fair value of the underlying loan and the probability that the loan will fund within the terms of the commitment. The fair value also takes into account the fair value of the embedded servicing right. We offer derivatives to our customers in connection with their risk management needs. These derivatives primarily consist of interest rate swaps, interest rate caps and floors, swaptions, foreign exchange contracts and commodity swaps. We primarily manage our market risk exposure from customer transactions by entering into a variety of hedging transactions with third-party dealers. Gains and losses on customer-related derivatives are included in Capital markets and advisory noninterest income. Included in the customer, mortgage banking risk management, and other risk management portfolios are written interest-rate caps and floors entered into with customers and for risk management purposes. We receive an upfront premium from the counterparty and are obligated to make payments to the counterparty if the underlying market interest rate rises above or falls below a certain level designated in the contract. Our ultimate obligation under written options is based on future market conditions. Additionally, the other risk management portfolio includes interest rate swaps that are used to economically hedge interest-rate risk associated with interest-bearing brokered time deposits accounted for at fair value on a recurring basis. Gains or losses on these derivatives are included in Deposits interest expense on our Consolidated Income Statement. We have entered into risk participation agreements to share some of the credit exposure with other counterparties related to interest rate derivative contracts or to take on credit exposure to generate revenue. The following table presents the notional amount of risk participation agreements sold and maximum potential exposures at December 31, 2025 and 2024. Table 93: Risk Participation Agreements December 31 In billions 2025 2024 Risk participation agreements: Sold - notional amount $ 7.9 $ 7.4 Maximum potential amount of exposure (a) $ 0.2 $ 0.1 (a) Based on the fair value of the underlying swaps assuming all underlying third party customers referenced in the swap contracts defaulted. 150 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Further detail regarding the gains (losses) on derivatives not designated in hedging relationships is presented in the following table:

Table 94: Gains (Losses) on Derivatives Not Designated for Hedging

	Year ended December 31		
In millions	2025	2024	2023
Derivatives used for mortgage banking activities:			
Interest rate contracts (a)	$ 96	$ (201)	$ (70)
Derivatives used for customer-related activities:			
Interest rate contracts	12	(26)	(15)
Foreign exchange contracts and other	285	149	220
Gains from customer-related activities (b)	297	123	205
Derivatives used for other risk management activities:			
Foreign exchange contracts and other (c)	(562)	86	(395)
Total gains (losses) from derivatives not designated as hedging instruments	$ (169)	$ 8	$ (260)

(a) Included in Residential and commercial mortgage noninterest income on our Consolidated Income Statement.
(b) Included in Capital markets and advisory and Other noninterest income on our Consolidated Income Statement.
(c) Included in Capital markets and advisory and Other noninterest income and Deposits interest expense on our Consolidated Income Statement.

Offsetting and Counterparty Credit Risk

We generally utilize a net presentation on the Consolidated Balance Sheet for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of all outstanding derivative instruments under the master netting agreement with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. Collateral is typically exchanged daily on unsettled positions based on the net fair value of the positions with the counterparty as of the preceding day. Collateral representing initial margin, which is based on potential future exposure, may also be required to be exchanged. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Any cash collateral exchanged with counterparties under these master netting agreements is also netted, when appropriate, against the applicable derivative fair values on the Consolidated Balance Sheet. However, the fair value of any securities held or pledged is not included in the net presentation on the Consolidated Balance Sheet. In order for derivative instruments under a master netting agreement to be eligible for closeout netting under GAAP, we must conduct sufficient legal review to conclude with a well-founded basis that the offsetting rights included in the master netting agreement would be legally enforceable upon an event of default, including upon an event of bankruptcy, insolvency, or a similar proceeding of the counterparty. Enforceability is evidenced by a legal opinion that supports, with sufficient confidence, the enforceability of the master netting agreement in such circumstances.

Table 95 shows the impact legally enforceable master netting agreements had on our derivative assets and derivative liabilities at December 31, 2025 and 2024. The table includes cash collateral held or pledged under legally enforceable master netting agreements. The table also includes the fair value of any securities collateral held or pledged under legally enforceable master netting agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Table 95 includes OTC derivatives not settled through an exchange ("OTC derivatives") and OTC derivatives cleared through a central clearing house ("OTC cleared derivatives"). OTC derivatives represent contracts executed bilaterally with counterparties that are not settled through an organized exchange or directly cleared through a central clearing house. The majority of OTC derivatives are governed by the ISDA documentation or other legally enforceable master netting agreements. OTC cleared derivatives represent contracts executed bilaterally with counterparties in the OTC market that are novated to a central clearing house that then becomes our counterparty. OTC cleared derivative instruments are typically settled in cash each day based on the prior day value.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **151**

Table 95: Derivative Assets and Liabilities Offsetting

In millions	Gross Fair Value	Amounts Offset on the Consolidated Balance Sheet: Fair Value Offset Amount	Cash Collateral	Net Fair Value		Securities Collateral Held / Pledged Under Master Netting Agreements	Net Amounts
December 31, 2025							
Derivative assets							
Interest rate contracts:							
Over-the-counter cleared	$ 10	$ —	$ —	$ 10		$ —	$ 10
Over-the-counter	1,608	715	353	540		61	479
Commodity contracts	549	328	96	125		13	112
Foreign exchange and other contracts	505	115	45	345		2	343
Total derivative assets	$ 2,672	$ 1,158	$ 494	$ 1,020	(a)	$ 76	$ 944
Derivative liabilities							
Interest rate contracts:							
Over-the-counter cleared	$ 17	$ —	$ —	$ 17		$ —	$ 17
Over-the-counter	2,503	615	616	1,272		29	1,243
Commodity contracts	522	305	8	209		—	209
Foreign exchange and other contracts	584	238	119	227		—	227
Total derivative liabilities	$ 3,626	$ 1,158	$ 743	$ 1,725	(b)	$ 29	$ 1,696
December 31, 2024							
Derivative assets							
Interest rate contracts:							
Over-the-counter cleared	$ 35	$ —	$ —	$ 35		$ —	$ 35
Over-the-counter	1,894	843	629	422		38	384
Commodity contracts	521	296	85	140		5	135
Foreign exchange and other contracts	561	159	183	219		2	217
Total derivative assets	$ 3,011	$ 1,298	$ 897	$ 816	(a)	$ 45	$ 771
Derivative liabilities							
Interest rate contracts:							
Over-the-counter cleared	$ 17	$ —	$ —	$ 17		$ —	$ 17
Over-the-counter	4,469	732	1,019	2,718		57	2,661
Commodity contracts	496	393	2	101		—	101
Foreign exchange and other contracts	513	173	8	332		—	332
Total derivative liabilities	$ 5,495	$ 1,298	$ 1,029	$ 3,168	(b)	$ 57	$ 3,111

(a) Represents the net amount of derivative assets included in Other assets on our Consolidated Balance Sheet.
(b) Represents the net amount of derivative liabilities included in Other liabilities on our Consolidated Balance Sheet.

In addition to using master netting agreements and other collateral agreements to reduce credit risk associated with derivative instruments, we also seek to manage credit risk by evaluating credit ratings of counterparties and by using internal credit analysis, limits and monitoring procedures.

At December 31, 2025, cash and debt securities (primarily agency mortgage-backed securities) totaling $1.6 billion were pledged to us under master netting agreements and other collateral agreements to collateralize net derivative assets due from counterparties and to meet initial margin requirements, and we pledged cash and debt securities (primarily agency mortgage-backed securities) totaling $1.6 billion under these agreements to collateralize net derivative liabilities owed to counterparties and to meet initial margin requirements. These totals may differ from the amounts presented in the preceding offsetting table because these totals may include collateral exchanged under an agreement that does not qualify as a master netting agreement or because the total amount of collateral pledged exceeds the net derivative fair values with the counterparty as of the balance sheet date due to timing or other factors, such as initial margin. To the extent not netted against the derivative fair values under a master netting agreement, the receivable for cash pledged is included in Other assets and the obligation for cash held is included in Other liabilities on our Consolidated Balance Sheet. Securities pledged to us by counterparties are not recognized on our balance sheet. Likewise, securities we have pledged to counterparties remain on our balance sheet.

Credit-Risk Contingent Features

Certain derivative agreements contain various credit-risk-related contingent provisions, such as those that require our debt to maintain a specified credit rating from one or more of the major credit rating agencies. If our debt ratings were to fall below such specified ratings, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full collateralization on derivative instruments in net liability positions. The following table presents the aggregate fair value of derivative

152 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

instruments with credit-risk-related contingent features, the associated collateral posted in the normal course of business and the maximum amount of collateral we would be required to post if the credit-risk-related contingent features underlying these agreements had been triggered on December 31, 2025 and 2024. Table 96: Credit-Risk Contingent Features In billions December 31, 2025 December 31, 2024 Net derivative liabilities with credit-risk contingent features $ 2.3 $ 3.9 Less: Collateral posted 0.8 1.1 Maximum additional amount of collateral exposure $ 1.5 $ 2.8 NOTE 16 EMPLOYEE BENEFIT PLANS Pension and Postretirement Plans We have a noncontributory, qualified defined benefit pension plan covering eligible employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who became participants on or after January 1, 2010 are a flat 3% of eligible compensation. All participants as of December 31, 2009 earn a minimum rate on their cash balances; new participants on or after January 1, 2010 earn interest credits on their cash balances based on 30-year Treasury securities. New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension contributions to the plan are typically based on an actuarially determined amount necessary to fund total benefits payable to plan participants. Assets of the qualified pension plan are held in a separate Trust. We also maintain nonqualified supplemental retirement plans for certain employees and provide certain health care and life insurance benefits for qualifying retired employees (postretirement benefits) through various plans. PNC reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plan is unfunded. Contributions from PNC, and participant contributions in the case of the postretirement benefit plans, cover all benefits paid under the nonqualified pension plan and postretirement benefit plans. PNC has established a VEBA to partially fund future postretirement medical and life insurance benefit obligations. We use a measurement date of December 31 for plan assets and benefit obligations. The PNC Financial Services Group, Inc. – 2025 Form 10-K 153

A reconciliation of the changes in the projected benefit obligation for qualified pension, nonqualified pension and postretirement benefit plans, as well as the change in plan assets for the qualified pension and postretirement benefit plans follows:

Table 97: Reconciliation of Changes in Projected Benefit Obligation and Change in Plan Assets

	Qualified Pension (a)		Nonqualified Pension		Postretirement Benefits	
In millions	2025	2024	2025	2024	2025	2024
Accumulated benefit obligation at December 31	$ 4,604	$ 4,496	$ 202	$ 205	$ —	$ —
Projected benefit obligation at January 1	$ 4,529	$ 4,641	$ 210	$ 217	$ 243	$ 261
Service cost	128	128	3	3	3	3
Interest cost	258	240	11	11	13	13
Amendments	5	—	—	—	—	—
Actuarial (gains) losses and changes in assumptions (a)	71	(91)	5	—	12	(12)
Participant contributions	—	—	—	—	2	2
Benefits paid	(357)	(389)	(23)	(21)	(26)	(24)
Projected benefit obligation at December 31	$ 4,634	$ 4,529	$ 206	$ 210	$ 247	$ 243
Fair value of plan assets at January 1	$ 5,506	$ 5,615	$ —	$ —	$ 260	$ 257
Actual return on plan assets	722	280	—	—	11	3
Employer contribution	—	—	23	21	25	22
Participant contributions	—	—	—	—	2	2
Benefits paid	(357)	(389)	(23)	(21)	(26)	(24)
Fair value of plan assets at December 31	$ 5,871	$ 5,506	$ —	$ —	$ 272	$ 260
Funded status	$ 1,237	$ 977	$ (206)	$ (210)	$ 25	$ 17
Amounts recognized on the Consolidated Balance Sheet						
Noncurrent asset	$ 1,237	$ 977	$ —	$ —	$ 51	$ 46
Current liability	—	—	(25)	(24)	(3)	(3)
Noncurrent liability	—	—	(181)	(186)	(23)	(26)
Net amount recognized on the Consolidated Balance Sheet	$ 1,237	$ 977	$ (206)	$ (210)	$ 25	$ 17
Amounts recognized in accumulated other comprehensive income consist of:						
Prior service cost (credit)	$ 8	$ 7	$ —	$ —	$ 1	$ 1
Net actuarial (gain)/loss	(191)	135	36	32	(23)	(34)
Amount of (gain)/loss recognized in accumulated other comprehensive	$ (183)	$ 142	$ 36	$ 32	$ (22)	$ (33)

(a) The actuarial (gains) losses and changes in assumptions in 2025 and 2024 were primarily related to changes in economic assumptions, including a change in the discount rate used to measure the projected benefit obligation.

PNC Pension Plan Assets

The long-term investment strategy for pension plan assets in our qualified pension plan (the Plan) is to:

- Meet present and future benefit obligations to all participants and beneficiaries,
- Cover reasonable expenses incurred to provide such benefits, including expenses incurred in the administration of the Trust and the Plan,
- Provide sufficient liquidity to meet benefit and expense payment requirements on a timely basis, and
- Provide a total return that, over the long term, maximizes the ratio of trust assets to liabilities by maximizing investment return, at an appropriate level of risk.

The Plan's named investment fiduciary has the ability to make short- to intermediate-term asset allocation shifts under the dynamic asset allocation strategy based on factors such as the Plan's funded status, the named investment fiduciary's view of return on equities relative to long-term expectations, the named investment fiduciary's view on the direction of interest rates and credit spreads, and other relevant financial or economic factors which would be expected to impact the ability of the Trust to meet its obligation to participants and beneficiaries. Accordingly, the allowable asset allocation ranges have been updated to incorporate the flexibility required by the dynamic allocation policy.

154 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The asset strategy allocations for the Plan at the end of 2025 and 2024, and the target allocation range at the end of 2025, by asset category, are as follows:

Table 98: Asset Strategy Allocations

	Target Allocation Range	Percentage of Plan Assets by Strategy at December 31	
		2025	2024
Asset category			
Domestic equity	15 – 40 %	19 %	21 %
International equity	10 – 25 %	20 %	17 %
Private equity	0 – 15 %	11 %	12 %
Total equity	30 – 70 %	50 %	50 %
Domestic fixed income	10 – 40 %	29 %	31 %
High-yield fixed income	0 – 25 %	8 %	8 %
Total fixed income	10 – 65 %	37 %	39 %
Real estate	0 – 10 %	6 %	6 %
Other	0 – 20 %	7 %	5 %
Total	100 %	100 %	100 %

The asset category represents the allocation of Plan assets in accordance with the investment objective of each of the Plan's investment managers. Certain domestic equity investment managers utilize derivatives and fixed income securities as described in their Investment Management Agreements to achieve their investment objective under the Investment Policy Statement. Other investment managers may invest in eligible securities outside of their assigned asset category to meet their investment objectives. The actual percentage of the fair value of total Plan assets held as of December 31, 2025 for equity securities, fixed income securities, real estate and all other assets are 63%, 23%, 6% and 8%, respectively.

We believe that, over the long-term, asset allocation is the single greatest determinant of risk. Asset allocation will deviate from the target percentages due to market movement, cash flows, investment manager performance and implementation of shifts under the dynamic asset allocation policy. Material deviations from the asset allocation targets can alter the expected return and risk of the Trust. However, frequent rebalancing of the asset allocation targets may result in significant transaction costs, which can impair the Trust's ability to meet its investment objective. Accordingly, the Trust portfolio is periodically rebalanced to maintain asset allocation within the target ranges described above.

In addition to being diversified across asset classes, the Trust is diversified within each asset class. Secondary diversification provides a reasonable basis for the expectation that no single security or class of securities will have a disproportionate impact on the total risk and return of the Trust.

Where investment strategies permit the use of derivatives and/or currency management, language is incorporated in the managers' guidelines to define allowable and prohibited transactions and/or strategies. Derivatives are typically employed by investment managers to modify risk/return characteristics of their portfolio(s), implement asset allocation changes in a cost-effective manner, or reduce transaction costs. Under the managers' investment guidelines, derivatives may not be used solely for speculation or leverage. Derivatives are to be used only in circumstances where they offer the most efficient economic means of improving the risk/reward profile of the portfolio.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **155**

Fair Value Measurements

As further described in Note 14 Fair Value, GAAP establishes the framework for measuring fair value, including a hierarchy used to classify the inputs used in measuring fair value.

A description of the valuation methodologies used for assets measured at fair value at both December 31, 2025 and 2024 follows:

Table 99: Pension Plan Valuation Methodologies

Asset	Valuation Methodology
Money market funds	• Valued at the NAV of the shares held by the pension plan at year end.
U.S. government and agency securities Corporate debt Common stock	• U.S. government and agency securities - Valued at the closing price reported on the active market on which the individual securities are traded. • Corporate debt - If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Such securities are generally classified within Level 2 of the valuation hierarchy but may be a Level 3 depending on the level of liquidity and activity in the market for the security. • Common stock - Valued at the closing price reported on an active market on which the securities are traded.
Mutual funds	• Valued based on third-party pricing of the fund that is not actively traded.
Other investments Derivative financial instruments Group annuity contracts Preferred stock	• Derivative financial instruments - recorded at estimated fair value as determined by third-party appraisals and pricing models. • Group annuity contracts - measured at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. • Preferred stock - valued at the closing price reported on an active market on which the securities are traded.
Investments measured at NAV Collective trust fund investments Limited partnerships	• Collective trust fund investments - valued based upon the units of such collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted prices in an active market. The underlying investments of the collective trust funds consist primarily of equity securities, debt obligations, short-term investments, and other marketable securities. Due to the nature of these securities, there are no unfunded commitments or redemption restrictions. • Limited partnerships - valued by investment managers based on recent financial information used to estimate fair value. The unit value of limited partnerships is based upon significant observable inputs, although it is not based upon quoted marked prices in an active market.

These methods may result in fair value calculations that may not be indicative of net realizable values or future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024.

Table 100: Pension Plan Assets - Fair Value Hierarchy

	December 31, 2025				December 31, 2024			
In millions	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Interest-bearing cash	$ —	$ —	$ —	$ —	$ 56	$ —	$ —	$ 56
Money market funds	333	—	—	333	220	—	—	220
U.S. government and agency securities	467	153	—	620	391	302	—	693
Corporate debt	—	721	1	722	—	684	1	685
Common stock	175	—	—	175	410	—	—	410
Mutual funds	—	169	—	169	—	147	—	147
Other	—	138	—	138	1	40	—	41
Investments measured at NAV (a)	—	—	—	3,714	—	—	—	3,254
Total	$ 975	$ 1,181	$ 1	$ 5,871	$ 1,078	$ 1,173	$ 1	$ 5,506

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

156 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

The following table provides information regarding our estimated future cash flows related to our various plans.

Table 101: Estimated Cash Flows

	Pension Plans		Postretirement Benefits
In millions	Qualified Pension	Nonqualified Pension	
Estimated 2026 employer contributions	$ —	$ 26	$ 3
Estimated future benefit payments			
2026	$ 344	$ 26	$ 23
2027	$ 342	$ 24	$ 22
2028	$ 348	$ 23	$ 22
2029	$ 346	$ 24	$ 21
2030	$ 344	$ 21	$ 21
2031-2035	$ 1,694	$ 84	$ 100

The qualified pension plan contributions are deposited into the Trust, and the qualified pension plan benefit payments are paid from the Trust. We do not expect to be required to make a contribution to the qualified plan for 2026 based on the funding calculations under the Pension Protection Act of 2006. For the nonqualified pension plan, total contributions and the benefit payments are the same and represent expected benefit amounts, which are paid from the Company's general assets. Employer contributions for postretirement benefits reflect that most of the payments will be made from the VEBA. Postretirement benefit payments are net of participant contributions.

The components of net periodic benefit cost and other amounts recognized in OCI were as follows:

Table 102: Components of Net Periodic Benefit Cost (a)

	Qualified Pension Plan			Nonqualified Pension Plan			Postretirement Benefits		
Year ended December 31 – in millions	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net periodic cost consists of:									
Service cost	$ 128	$ 128	$ 130	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3
Interest cost	258	240	249	11	11	11	13	13	14
Expected return on plan assets	(324)	(358)	(324)	—	—	—	(11)	(11)	(10)
Amortization of prior service cost	4	4	4	—	—	—	—	—	—
Amortization of actuarial loss (gain)	—	—	—	1	1	1	—	(1)	—
Net periodic cost	$ 66	$ 14	$ 59	$ 15	$ 15	$ 15	$ 5	$ 4	$ 7
Other changes in plan assets and benefit obligations recognized in other comprehensive income:									
Current year prior service (credit)	$ 5	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Amortization of prior service (cost)	(4)	(4)	(4)	—	—	—	—	—	—
Current year actuarial loss (gain)	(326)	(13)	(173)	5	—	3	11	(4)	1
Amortization of actuarial gain (loss)	—	—	—	(1)	(1)	(1)	—	1	—
Total recognized in other comprehensive income	$ (325)	$ (17)	$ (177)	$ 4	$ (1)	$ 2	$ 11	$ (3)	$ 1
Total amounts recognized in net periodic cost and other comprehensive income	$ (259)	$ (3)	$ (118)	$ 19	$ 14	$ 17	$ 16	$ 1	$ 8

(a) The service cost component is included in Personnel expense on the Consolidated Income Statement. All other components are included in Other noninterest expense on the Consolidated Income Statement.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **157**

The weighted-average assumptions used (as of the beginning of each year) to determine the net periodic costs shown in Table 102 were as follows:

Table 103: Net Periodic Costs - Assumptions

	Net Periodic Cost Determination		
As of January 1	2025	2024	2023
Discount rate			
Qualified pension	5.75 %	5.25 %	5.55 %
Nonqualified pension	5.50 %	5.10 %	5.45 %
Postretirement benefits	5.60 %	5.15 %	5.50 %
Rate of compensation increase (average) (a)	4.25 %	4.25 %	4.25 %
Interest crediting rate (average)			
Qualified pension	4.70 %	4.35 %	4.65 %
Nonqualified pension	4.75 %	4.45 %	4.80 %
Postretirement benefits	4.50 %	4.00 %	4.30 %
Assumed health care cost trend rate (b)			
Initial trend	6.50 %	6.00 %	6.00 %
Ultimate trend	4.50 %	4.50 %	4.50 %
Year ultimate trend reached	2033	2030	2029
Expected long-term return on plan assets (a)	6.10 %	6.60 %	6.20 %

(a) Rate disclosed is for the qualified pension plan.
(b) Rate is applicable only to the postretirement benefit plans.

The weighted-average assumptions used (as of the end of each year) to determine year end obligations for pension and postretirement benefits were as follows:

Table 104: Other Pension Assumptions

Year ended December 31	2025	2024
Discount rate		
Qualified pension	5.55 %	5.75 %
Nonqualified pension	5.00 %	5.50 %
Postretirement benefits	5.30 %	5.60 %
Rate of compensation increase (average) (a)	4.25 %	4.25 %
Interest crediting rate (average)		
Qualified pension	4.60 %	4.70 %
Nonqualified pension	4.70 %	4.75 %
Postretirement benefits	4.40 %	4.50 %
Assumed health care cost trend rate (b)		
Initial trend	7.00 %	6.50 %
Ultimate trend	4.50 %	4.50 %
Year ultimate trend reached	2036	2033

(a) Rate disclosed is for the qualified pension plan.
(b) Rate is applicable only to the postretirement benefit plans.

The discount rates are determined independently for each plan by comparing the expected future benefits that will be paid under each plan with yields available on high quality corporate bonds of similar duration. For this analysis, 10% of bonds with the highest yields and 40% with the lowest yields were removed from the bond universe.

With all other assumptions held constant, a 0.50% decline in the discount rate would have resulted in an immaterial change in net periodic benefit cost in 2025 and to be recognized in 2026 for each of the qualified pension, nonqualified pension and postretirement benefit plans.

The expected return on plan assets is a long-term assumption established by considering historical and anticipated returns of the asset classes invested in by the pension plan and the allocation strategy currently in place among those classes. For purposes of setting and reviewing this assumption, "long-term" refers to the period over which the plan's projected benefit obligations will be disbursed. We review this assumption at each measurement date and adjust it if warranted. Our selection process references certain historical data and the current environment, but primarily utilizes qualitative judgment regarding future return expectations. We also examine the assumption used by other companies with similar pension investment strategies. Taking into account all of these factors, the expected long-term return on plan assets for determining net periodic pension cost for 2025 was 6.10%. We are decreasing our expected long-term return on assets to 5.75% for determining pension cost for 2026. This decision was made after considering the views of both

158 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

internal and external capital market advisors, particularly with regard to the effects of the recent economic environment on long-term prospective equity and fixed income returns.

Defined Contribution Plans

The ISP is a qualified defined contribution plan that covers all of our eligible employees. Newly-hired full time employees and part-time employees who are eligible to participate in the ISP are automatically enrolled in the ISP with a deferral rate equal to 6% of eligible compensation in the absence of an affirmative election otherwise. Employee benefits expense related to the ISP was $184 million in 2025, $182 million in 2024 and $188 million in 2023, representing cash contributed to the ISP by PNC.

The ISP is a 401(k) Plan and includes a frozen employee stock ownership feature. Employee contributions are invested in a number of investment options, including pre-mixed portfolios and individual core funds, available under the ISP at the direction of the employee.

NOTE 17 STOCK BASED COMPENSATION PLANS

We have long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, performance share units, restricted share units, other share-based awards and dollar-denominated awards to executives and, other than incentive stock options, to non-employee directors. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. We typically grant a substantial portion of our stock-based compensation awards during the first quarter of each year.

Performance Share Unit Awards and Restricted Share Unit Awards

PNC grants share unit awards that are based on performance, service and certain metrics tied to market conditions. The fair value of nonvested performance share unit awards and restricted share unit awards is initially determined based on prices not less than the market value of our common stock on the date of grant with a reduction for estimated forfeitures. Fair value of some performance awards are based on a Monte Carlo model, with subsequent remeasurement based on the achievement of one or more performance goals. Additionally, certain performance share unit awards could require subsequent adjustment due to certain discretionary risk review triggers.

The weighted-average grant date fair value of performance share unit awards and restricted share unit awards granted in 2025, 2024 and 2023 was $190.93, $141.75 and $154.91 per share, respectively. The total intrinsic value of performance share unit awards and restricted share unit awards vested during 2025, 2024 and 2023 was approximately $256 million, $214 million and $219 million, respectively. We recognize compensation expense for such awards ratably over the corresponding vesting and/or performance periods for each type of program.

A rollforward of the nonvested performance share unit and restricted share unit awards follows:

Table 105: Nonvested Performance Share Unit Awards and Restricted Share Unit Awards - Rollforward

Shares in thousands	Nonvested Performance Share Units	Weighted-Average Grant Date Fair Value	Nonvested Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2024 (a)	636	$ 164.29	4,356	$ 159.34
Granted (b)	204	$ 193.48	1,666	$ 190.62
Vested/Released (b)	(154)	$ 210.63	(1,163)	$ 192.42
Forfeitures	(132)	$ 163.64	(142)	$ 164.66
December 31, 2025	554	$ 162.30	4,717	$ 165.51

(a) Includes 101 performance share units with market conditions.
(b) Includes adjustments for achieving specific performance goals for performance share unit awards granted in prior periods.

In Table 105, the units and related weighted-average grant date fair value of the performance unit share awards exclude the effect of dividends on the underlying shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 159

NOTE 18 INCOME TAXES The following disclosures reflect the adoption of ASU 2023-09. Refer to Note 1 Accounting Policies for additional information related to our adoption of this ASU. The income from continuing operations before income tax expense, disaggregated between domestic and foreign sources, along with the components of income tax expense are as follows: Table 106: Income from Continuing Operations Before Income Tax Expense and Components of Income Tax Expense Year ended December 31 In millions 2025 2024 2023 Income from continuing operations before income tax expense Domestic $ 8,378 $ 7,033 $ 6,624 Foreign 108 209 112 Total $ 8,486 $ 7,242 $ 6,736 Components of income tax expense Current Federal $ 1,346 $ 1,046 $ 992 State 173 221 320 Foreign 10 52 29 Total current 1,529 1,319 1,341 Deferred Federal (6) — (145) State (36) (29) (103) Foreign 2 (1) (4) Total deferred (40) (30) (252) Total $ 1,489 $ 1,289 $ 1,089 160 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Significant components of deferred tax assets and liabilities are as follows:

Table 107: Deferred Tax Assets and Liabilities

In millions	December 31, 2025	December 31, 2024
Deferred tax assets		
Net unrealized losses on securities and financial instruments	$ 1,137	$ 2,098
Allowance for loan and lease losses	1,072	1,105
Lease obligations	494	475
Compensation and benefits	312	312
Allowance for unfunded lending related commitments	201	177
Accrued expenses	65	188
Other	238	340
Total gross deferred tax assets	3,519	4,695
Valuation allowance	(24)	(23)
Total deferred tax assets	$ 3,495	$ 4,672
Deferred tax liabilities		
Leasing	798	919
Fixed assets	324	397
Right of use assets	434	412
Mortgage servicing rights	424	434
Goodwill and intangibles	246	249
Other	455	472
Total deferred tax liabilities	$ 2,681	$ 2,883
Net deferred tax asset	$ 814	$ 1,789

A reconciliation between the statutory and effective tax rates follows:

Table 108: Reconciliation of Statutory and Effective Tax Rates

Year ended December 31 Dollars in millions	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory tax rate	$ 1,782	21.0 %	$ 1,521	21.0 %	$ 1,415	21.0 %
State and local income tax, net of federal (national) income tax effect (a)	198	2.3	200	2.8	162	2.4
Foreign tax effects	(12)	(0.1)	12	0.2	(1)	—
Tax credits						
LIHTC	(138)	(1.6)	(102)	(1.4)	(97)	(1.4)
NMTC	(35)	(0.4)	(76)	(1.1)	(130)	(1.9)
Other	(84)	(1.0)	(92)	(1.3)	(65)	(1.0)
Nontaxable or nondeductible items						
Tax-exempt interest	(93)	(1.1)	(103)	(1.4)	(117)	(1.7)
Other	(39)	(0.5)	(77)	(1.1)	1	—
Changes in unrecognized tax benefits	(69)	(0.8)	11	0.2	51	0.8
Other (b)	(21)	(0.3)	(5)	(0.1)	(51)	(0.8)
Tax claims and adjustments	—	—	—	—	(79)	(1.2)
Income tax expense/effective tax rate	$ 1,489	17.5 %	$ 1,289	17.8 %	$ 1,089	16.2 %

(a) The states and local jurisdictions accounting for the majority of total state and local income tax expense include California, New Jersey, Illinois, New York and New York City for all periods presented.
(b) Includes an insignificant amount related to the effect of cross-border tax laws for all periods presented.

The net operating loss carryforwards at December 31, 2025 and 2024 follow:

Table 109: Net Operating Loss Carryforwards

Dollars in millions	December 31, 2025	December 31, 2024	Expiration
Net Operating Loss Carryforwards (a):			
State	$ 582	$ 585	2026-2039

(a) There were no federal net operating loss carryforwards at December 31, 2025 or 2024.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **161**

The majority of tax credit carryforwards expire in 2030-2045 and were insignificant at both December 31, 2025 and 2024. We anticipate that we will be able to fully utilize our tax credit carryforwards. Some state net operating loss carryforwards are from acquired entities and utilization is subject to various statutory limitations. Retained earnings included $0.1 billion at both December 31, 2025 and 2024 in allocations for bad debt deductions of former thrift subsidiaries for which no income tax has been provided. Under current law, if certain subsidiaries use these bad debt reserves for purposes other than to absorb bad debt losses, they will be subject to Federal income tax at the current corporate tax rate. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows: Table 110: Change in Unrecognized Tax Benefits In millions 2025 2024 2023 Balance of gross unrecognized tax benefits at January 1 $ 365 $ 368 $ 318 Increases: Positions taken during a current period 7 23 20 Positions taken during a prior period 2 35 35 Decreases: Settlements with taxing authorities (40) (1) (4) Reductions resulting from lapse of statute of limitations (64) (60) (1) Balance of gross unrecognized tax benefits at December 31 270 365 368 Favorable impact if recognized $ 243 $ 314 $ 306 We are subject to U.S. federal income tax as well as income tax in most states and some foreign jurisdictions. Table 111 summarizes the status of significant IRS examinations. Table 111: IRS Tax Examination Status Year(s) Status at December 31, 2025 Federal 2020-2021 Under exam In addition, we are under continuous examinations by various state taxing authorities. With few exceptions, we are no longer subject to state and local and foreign income tax examinations by taxing authorities for periods before 2019. For all open audits, any potential adjustments have been considered in establishing our unrecognized tax benefits as of December 31, 2025. Our policy is to classify interest and penalties associated with income taxes as income tax expense. For 2025 and 2024, the amount of gross interest and penalties recorded on our Consolidated Income Statement was insignificant. The amount of accrued interest and penalties recorded on our Consolidated Balance Sheet was insignificant at December 31, 2025 and $0.1 billion at December 31, 2024. 162 The PNC Financial Services Group, Inc. – 2025 Form 10-K

The income taxes paid (refunded), disaggregated between federal, state and foreign sources are as follows: Table 112: Income Taxes Paid, Net of Refunds Year ended December 31 In millions 2025 2024 2023 U.S. federal income taxes paid (refunded) $ 385 $ 132 $ (185) U.S. state and local income taxes paid New York City $ 45 $ 48 $ 25 California 46 42 29 New Jersey * 28 44 Illinois * 20 36 Florida * * 22 New York * * 32 Maryland * * 20 Massachusetts * * 12 Oregon * * 10 Indiana * * 9 Kentucky * * 8 All other states 171 86 67 Total $ 262 $ 224 $ 314 Foreign income taxes paid United Kingdom * $ 28 $ 27 Canada * * 9 Other 57 5 * Total $ 57 $ 33 $ 36 Total income taxes paid, net of refunds $ 704 $ 389 $ 165 * Amounts are below the 5% threshold for disaggregation. The PNC Financial Services Group, Inc. – 2025 Form 10-K 163

NOTE 19 REGULATORY MATTERS

We are subject to the regulations of certain federal, state and foreign agencies and undergo examinations by such regulatory authorities.

The ability to undertake new business initiatives (including acquisitions), the access to and cost of funding for new business initiatives, the ability to pay dividends, the ability to repurchase shares or other capital instruments, the level of deposit insurance costs, and the level and nature of regulatory oversight depend, in large part, on a financial institution's capital strength.

Under the 2019 Tailoring Rules, PNC excludes specific AOCI items from CET1 capital and higher thresholds are used to calculate CET1 capital deductions.

PNC elected a five-year transition provision effective March 31, 2020 to delay until December 31, 2021 the full impact of the CECL standard on regulatory capital, followed by a three-year transition period. Effective for the first quarter of 2022, PNC entered a three-year transition period, and the full impact of the CECL standard was phased-in to regulatory capital through December 31, 2024. Beginning in the first quarter of 2025, CECL is fully reflected in regulatory capital.

At December 31, 2025 and 2024, PNC and PNC Bank were both considered "well capitalized," based on applicable U.S. regulatory capital ratio requirements.

The following table sets forth the Basel III regulatory capital ratios at December 31, 2025 and 2024, for PNC and PNC Bank:

Table 113: Basel Regulatory Capital (a)

	Amount		Ratios		
December 31 Dollars in millions	2025	2024	2025	2024	"Well Capitalized" Requirements
Risk-based capital					
Common equity tier 1					
PNC	$ 47,259	$ 44,467	10.6 %	10.5 %	N/A (b) (c)
PNC Bank	$ 51,936	$ 49,306	11.9 %	11.9 %	6.5 %
Tier 1					
PNC	$ 53,016	$ 50,216	11.9 %	11.9 %	6.0 %
PNC Bank	$ 51,936	$ 49,306	11.9 %	11.9 %	8.0 %
Total					
PNC	$ 60,032	$ 57,330	13.5 %	13.6 %	10.0 %
PNC Bank	$ 58,101	$ 55,574	13.3 %	13.4 %	10.0 %
Leverage					
PNC	$ 53,016	$ 50,216	9.4 %	9.0 %	N/A (b) (d)
PNC Bank	$ 51,936	$ 49,306	9.3 %	8.9 %	5.0 %

(a) Calculated using the regulatory capital methodology applicable to us during both 2025 and 2024.
(b) "Well Capitalized" is not defined at the BHC level.
(c) The regulatory minimum required CET1 ratio of 4.5% plus SCB of 2.5% for PNC is 7.0%.
(d) The regulatory minimum required leverage ratio for PNC is 4.0%.

The principal source of parent company cash flow is the dividends or other capital distributions it receives from PNC Bank, which may be impacted by the following:

- Bank-level capital needs,
- Laws, regulations and the results of supervisory activities,
- Corporate policies,
- Contractual restrictions, and
- Other factors.

Also, there are statutory and regulatory limitations on the ability of national banks to pay dividends or make other capital distributions. The amount available for dividend payments to the parent company by PNC Bank without prior regulatory approval was $8.4 billion at December 31, 2025.

Under federal law, a bank subsidiary generally may not extend credit to, or engage in other types of covered transactions (including the purchase of assets) with, the parent company or its non-bank subsidiaries on terms and under circumstances that are not substantially the same as comparable transactions with nonaffiliates. A bank subsidiary may not extend credit to, or engage in a covered transaction with, the parent company or a non-bank subsidiary if the aggregate amount of the bank's extensions of credit and other covered transactions with the parent company or non-bank subsidiary exceeds 10% of the capital stock and surplus of such bank subsidiary or the aggregate amount of the bank's extensions of credit and other covered transactions with the parent company and all

164 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

non-bank subsidiaries exceeds 20% of the capital stock and surplus of such bank subsidiary. Such extensions of credit, with limited exceptions, must be at least fully collateralized in accordance with specified collateralization thresholds, with the thresholds varying based on the type of assets serving as collateral. In certain circumstances, federal regulatory authorities may impose more restrictive limitations. The Federal Reserve is authorized to establish reserve requirements for certain types of deposits and other liabilities of depository institutions. Effective March 26, 2020, the reserve requirement ratios were reduced to zero. At December 31, 2025, the balance outstanding at the FRB was $32.0 billion. This amount is included in Interest-earning deposits with banks on our Consolidated Balance Sheet. NOTE 20 LEGAL PROCEEDINGS We establish accruals for legal proceedings, including litigation and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of reasonably possible losses or ranges of reasonably possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings (“Disclosed Matters,” which are those matters disclosed in this Note 20). For Disclosed Matters where we are able to estimate such possible losses or ranges of possible losses, as of December 31, 2025, we estimate that it is reasonably possible that we could incur losses in excess of related accrued liabilities, if any, in an aggregate amount less than $300 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates. Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. In our experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; the possible outcomes may not be amenable to the use of statistical or quantitative analytical tools; predicting possible outcomes depends on making assumptions about future decisions of courts or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for us to estimate losses or ranges of losses that it is reasonably possible we could incur. As a result of these types of factors, we are unable, at this time, to estimate the losses that are reasonably possible to be incurred or ranges of such losses with respect to some of the Disclosed Matters, and the aggregate estimated amount provided above does not include an estimate for every Disclosed Matter. Therefore, as the estimated aggregate amount disclosed above does not include all of the Disclosed Matters, the amount disclosed above does not represent our maximum reasonably possible loss exposure for all of the Disclosed Matters. The estimated aggregate amount also does not reflect any of our exposure to matters not so disclosed, as discussed below under “Other.” We include in some of the descriptions of individual Disclosed Matters certain quantitative information related to the plaintiff’s claim against us as alleged in the plaintiff’s pleadings or other public filings or otherwise publicly available information. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual. Some of our exposure in Disclosed Matters may be offset by applicable insurance coverage. We do not consider the possible availability of insurance coverage in determining the amounts of any accruals (although we would record the amount of related insurance recoveries that are deemed probable up to the amount of the accrual) or in determining any estimates of possible losses or ranges of possible losses. Interchange Litigation Beginning in June 2005, a series of antitrust lawsuits were filed against Visa®, Mastercard®, and several major financial institutions, including cases naming National City (since merged into The PNC Financial Services Group, Inc.) and its subsidiary, National City The PNC Financial Services Group, Inc. – 2025 Form 10-K 165

Bank of Kentucky (since merged into National City Bank, which, in turn, was merged into PNC Bank). The plaintiffs in these cases are merchants operating commercial businesses throughout the U.S., as well as trade associations. Some of these cases (including those naming National City entities) were brought as class actions on behalf of all persons or business entities that have accepted Visa or Mastercard. The cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Eastern District of New York under the caption In re Payment Card Interchange Fee and Merchant-Discount Antitrust Litigation (Master File No. 1:05- md-1720- MKB-JAM). In November 2016, the district court appointed separate interim class counsel for a proposed class seeking damages and a proposed class seeking equitable (injunctive) relief. In February 2017, each of these counsel filed a proposed amended and supplemental complaint on behalf of its respective proposed class. These complaints made similar allegations, including that the defendants conspired to monopolize and to fix the prices for general purpose card network services, that the restructuring of Visa and Mastercard, each of which included an initial public offering, violated the antitrust laws, and that the defendants otherwise imposed unreasonable restraints on trade, resulting in the payment of inflated interchange fees and other fees, which also violated the antitrust laws. In their complaints, collectively the plaintiffs seek, among other things, injunctive relief, unspecified damages (trebled under the antitrust laws) and attorneys’ fees. PNC is named as a defendant in the complaint seeking damages but is not named as a defendant in the complaint that seeks equitable relief. In September 2018, the relevant parties entered an amended definitive agreement to resolve the claims of the class seeking damages. In this amended settlement agreement, the parties agreed, among other things, to the following terms: • An additional settlement payment from all defendants of $900 million, with Visa’s share of the additional settlement payment being $600 million. The additional settlement payment will be added to the approximately $5.3 billion previously paid by the defendants pursuant to the original 2012 settlement agreement. • Up to $700 million may be returned to the defendants (with up to $467 million to Visa) if more than 15% of class members (by payment volume) opt out of the class. As more than 15% of class members opted out of the class, $700 million has been returned to the defendants ($467 million to Visa). The district court granted final approval of the settlement in December 2019. Several objectors appealed the district court’s order granting final approval to the U.S. Court of Appeals for the Second Circuit. In March 2023, the court of appeals affirmed the district court’s approval in all material respects. Some merchants that opted out from this settlement (and from an earlier settlement that was rejected by the U.S. Court of Appeals for the Second Circuit) have brought lawsuits against Visa and Mastercard and one or more of the issuing banks. Resolution by Visa of claims by merchants that opted out of the settlement, including those that file lawsuits, have been or will be paid from the Visa litigation escrow account. In July 2024, the district court determined that it had completed multi-district litigation proceedings for the opt-out cases and transferred them back to the courts in which they originated. Some of those opt-out cases are before the U.S. District Court for the Southern District of New York. See Target Corporation et al., v. Visa Inc. et al., No. 13 Civ. 3477 (AKH) (filed May 2013) and 7- Eleven, Inc. et al., v. Visa Inc. et al., No. 13 Civ. 4443 (AKH) (filed June 2013). These complaints make allegations similar to those made in the class action complaints described above. Plaintiffs seek, among other things, injunctive relief, unspecified damages (trebled under the antitrust laws) and attorneys’ fees. As of January and February 2026, all of the plaintiffs in these two actions except one have entered into settlement agreements with defendants (with dismissals to be entered upon payment); trial for the sole remaining plaintiff, Alimentation Couche-Tard (Circle K in the United States), remains scheduled for April 2026. Certain other merchants’ claims are pending in other actions. PNC is not a named defendant in the complaints. In March 2024, the parties to the class action seeking equitable relief in the proceedings in the U.S. District Court for the Eastern District of New York under the caption In re Payment Card Interchange Fee and Merchant-Discount Antitrust Litigation (Master File No. 1:05-md-1720-MKB-JAM) entered into an agreement for certain rule and rate changes to resolve the matter. On June 25, 2024, the district court denied preliminary approval of the settlement. In November 2025, the parties entered into an agreement, superseding the one denied by the district court, for certain rule and rate changes. They moved for preliminary approval of the agreement; that motion is pending. If preliminarily approved, the agreement must subsequently obtain the district court’s final approval. National City and National City Bank entered into judgment and loss sharing agreements with Visa and certain other banks with respect to all of the above referenced litigation. We were not originally named as defendants in any of the Visa or Mastercard related antitrust litigation nor were we initially parties to the judgment or loss sharing agreements. However, we became responsible for National City’s and National City Bank’s position in the litigation and responsibilities under the agreements through our acquisition of National City. In addition, following Visa’s reorganization in 2007 in contemplation of its initial public offering, U.S. Visa members received shares of Class B Visa common stock, convertible upon resolution of specified litigation, including the remaining litigation described above, into shares of Class A Visa common stock, with the conversion rate adjusted to reflect amounts paid or escrowed to resolve the specified litigation, and also remained responsible for indemnifying Visa against the specified litigation. Our Class B Visa common stock is all subject to this conversion adjustment provision, and we are now responsible for the indemnification obligations of our predecessors as well as ourselves. In January 2024, Visa’s stockholders approved amendments to its Certificate of Incorporation to 166 The PNC Financial Services Group, Inc. – 2025 Form 10-K

institute a conversion and exchange offer program that resulted in the conversion of Visa’s Class B common stock to Class B-1 common stock and permitted Visa to release transfer restrictions on a portion of the redenominated Class B common stock. During the second quarter of 2024, PNC participated in this exchange program, allowing PNC to convert its Visa Class B-1 common shares into approximately equal amounts of Visa Class B-2 common shares and Visa Class C common shares. PNC then sold the Visa Class C common shares and, as required, retained the Visa Class B-2 common shares. The Visa Class B-2 common shares remain subject to the same restrictions that were imposed on the Visa Class B-1 common shares. Participation in the exchange required PNC to agree to a make-whole agreement that subjects PNC to the same indemnity obligations to Visa as prior to participation in the exchange program. We have also entered into a Mastercard Settlement and Judgment Sharing Agreement with Mastercard and other financial institution defendants and an Omnibus Agreement Regarding Interchange Litigation Sharing and Settlement Sharing with Visa, Mastercard and other financial institution defendants. The Omnibus Agreement, in substance, apportions resolution of the claims in this litigation into a Visa portion and a Mastercard portion, with the Visa portion being two-thirds and the Mastercard portion being one-third. This apportionment only applies in the case of either a global settlement involving all defendants or an adverse judgment against the defendants, to the extent that damages either are related to the merchants’ inter-network conspiracy claims or are otherwise not attributed to specific Mastercard or Visa conduct or damages. The Mastercard portion (or any Mastercard-related liability not subject to the Omnibus Agreement) will then be apportioned under the Mastercard Settlement and Judgment Sharing Agreement among Mastercard and PNC and the other financial institution defendants that are parties to this agreement. The responsibility for the Visa portion (or any Visa-related liability not subject to the Omnibus Agreement) will be apportioned under the pre-existing indemnification responsibilities and judgment and loss sharing agreements. USAA Patent Infringement Litigation In September 2020, USAA filed a lawsuit (United Services Automobile Association v. PNC Bank N.A. (Case No. 2:20-cv-319)) in the United States District Court for the Eastern District of Texas against PNC Bank for patent infringement (the “first Texas case”). USAA amended its complaint in December 2020. As amended, the complaint alleges that PNC’s mobile remote deposit capture systems infringe four patents owned by USAA. USAA seeks, among other things, a judgment that PNC is infringing each of the patents, damages for willful infringement, and attorneys’ fees. PNC, in its answer, alleged that USAA infringed four of PNC’s patents and that PNC seeks, among other things, a judgment that USAA is infringing each of the patents, damages for willful infringement, and attorneys’ fees. In March 2022, the court severed PNC’s infringement allegations from the first Texas case and in June 2022 opened a new case (United Services Automobile Association v. PNC Bank N.A. (Case No. 2:22-cv-193) (the “fourth Texas case”)). In December 2020, we filed a lawsuit (PNC Bank, NA v. United Services Automobile Association (Case No. 2:20-cv-1886)) in the United States District Court for the Western District of Pennsylvania against USAA seeking declaratory judgment of non-infringement as to two of the patents at issue in the first Texas case and awarding PNC its fees and costs. In June 2021, the court stayed and administratively closed this case pending the court in the first Texas case ruling that the case should be transferred to the Western District of Pennsylvania. In September 2021, the court in the first Texas case denied PNC’s motion to transfer the case to the Western District of Pennsylvania. In March 2021, USAA filed a second lawsuit (United Services Automobile Association v. PNC Bank N.A. (Case No. 2:21-cv-110)) in the United States District Court for the Eastern District of Texas against PNC Bank for patent infringement (the “second Texas case”). The complaint alleges that PNC’s mobile remote deposit capture systems infringe an additional two patents owned by USAA. USAA seeks, among other things, a judgment that PNC is infringing each of the patents, damages for willful infringement, and attorneys’ fees. The first Texas case and the second Texas case were consolidated (together, the “first consolidated cases”). At trial, in May 2022, only four of the original six USAA patents raised in its complaints were asserted against PNC, including U.S. Patent No. 8,977,571 (‘571). Following the jury trial in the first consolidated cases, the jury found against PNC for willful infringement of at least one of USAA’s asserted patent claims and awarded approximately $218 million. Subsequently, PNC filed post-trial motions for judgment as a matter of law and for a new trial, all of which the court denied. In April 2023, PNC noticed an appeal to the U.S. Court of Appeals for the Federal Circuit (United Services Automobile Association v. PNC Bank N.A. (Case No. 23-1778)) regarding the final judgment entered against PNC. On June 12, 2025, the U.S. Court of Appeals for the Federal Circuit reversed the District Court and set aside the approximately $218 million verdict against PNC. As discussed below, on February 3, 2025, the U.S. Court of Appeals for the Federal Circuit affirmed the Patent Trial and Appeal Board’s invalidity finding regarding the claims of the ‘571 patent. On August 13, 2025, USAA sought rehearing of the Federal Circuit’s decision. On September 16, 2025, USAA’s rehearing request was denied, and on September 23, 2025, the Federal Circuit’s mandate issued to the District Court. On January 14, 2026, USAA filed a petition for a writ of certiorari to the United States Supreme Court. In July 2021, USAA filed a third lawsuit (United Services Automobile Association v. PNC Bank N.A. (Case No. 2:21-cv-246)) in the United States District Court for the Eastern District of Texas against PNC Bank for patent infringement (the “third Texas case”). The complaint alleges that PNC’s mobile remote deposit capture systems, including its new versions, infringe three additional patents The PNC Financial Services Group, Inc. – 2025 Form 10-K 167

owned by USAA. USAA seeks, among other things, a judgment that PNC is infringing each of the patents, damages for willful infringement, and attorneys’ fees. In June 2022, the court consolidated the fourth Texas case into the third Texas case (together, “the second consolidated cases”). At trial in September 2022, only two of the original three USAA patents were asserted against PNC, including U.S. Patent No. 10,769,598 (‘598), and only two of the original four PNC patents were asserted against USAA. Following the jury trial in the second consolidated cases, the jury found against PNC for infringement of at least one of the two asserted patents and awarded $4.3 million, and determined that PNC did not willfully infringe the patents. The jury further found that USAA did not infringe any of PNC’s asserted patents. Subsequently, USAA filed a motion for a new trial on damages, and, in April 2023, the court denied USAA’s motion. In March 2023, PNC noticed an appeal to the U.S. Court of Appeals for the Federal Circuit regarding the final judgment entered against PNC and in April 2023, USAA noticed a cross-appeal to the U.S. Court of Appeals for the Federal Circuit regarding the final judgment. These appeals were consolidated as United Services Automobile Association v. PNC Bank N.A. (Case No. 23-1639). On June 12, 2025, the U.S. Court of Appeals for the Federal Circuit reversed the District Court and set aside the $4.3 million verdict against PNC. On August 13, 2025, USAA sought rehearing of the Federal Circuit’s decision. On September 16, 2025, USAA’s rehearing request was denied, and on September 23, 2025, the Federal Circuit’s mandate issued to the District Court. On January 14, 2026, USAA filed a petition for a writ of certiorari to the United States Supreme Court. In August 2021, USAA filed a lawsuit (United Services Automobile Association v. BBVA USA (Case No. 2:21-cv-311)) in the United States District Court for the Eastern District of Texas against BBVA USA for patent infringement (the “BBVA USA Texas case”). The complaint alleges that BBVA USA’s mobile remote deposit capture systems infringe the same six USAA patents at issue in the first consolidated cases. USAA seeks, among other things, a judgment that BBVA USA is infringing each of the patents, damages for willful infringement, and attorneys’ fees. In October 2021, BBVA USA was merged into PNC Bank. In June 2022, the court entered a stipulation proposed by the parties, stayed all deadlines, and administratively closed the matter. In January 2022, the Patent Trial and Appeal Board granted institution of inter partes review (“IPR”) with respect to petitions filed by PNC for three of the six patents then at issue in the first consolidated cases and in the BBVA USA Texas case. Because of USAA’s case narrowing in the first consolidated cases, only one of the three patents being reviewed (U.S. Patent No. ‘571) was presented to the jury in the first consolidated cases. In January 2023, with respect to the three patents in which an IPR was instituted, the Patent Trial and Appeal Board entered its Final Written Decisions and found all of the challenged claims were unpatentable. With respect to U.S. Patent No. ‘571, in June 2023, USAA noticed an appeal to the U.S. Court of Appeals for the Federal Circuit challenging the Patent Trial and Appeal Board’s Final Written Decision, which became United Services Automobile Association v. PNC Bank N.A. (Case No. 23-2125). USAA, in May and June 2023, also appealed the Final Written Decisions invalidating the claims of the patents not presented to the jury which became United Services Automobile Association v. PNC Bank N.A. (Case No. 23-2124) and United Services Automobile Association v. PNC Bank N.A. (Case No. 23-1920). Two of these appeals (Case Nos. 23-2124 and 23-2125) were consolidated. With respect to Case No. 23-1920, on January 30, 2025, the U.S. Court of Appeals for the Federal Circuit affirmed the Patent Trial and Appeal Board’s invalidity finding. With respect to Case No. 23-1920, USAA did not seek rehearing, and the mandate issued on March 10, 2025. For Case Nos. 23-2124 and 23-2125, on February 3, 2025, the U.S. Court of Appeals for the Federal Circuit affirmed the Patent Trial and Appeal Board invalidity findings. With respect to Case Nos. 23-2124 and 23-2125, on April 4, 2025, USAA sought rehearing of the Federal Circuit’s decision, which was denied on May 7, 2025, and the mandate issued on May 14, 2025. On August 5, 2025, USAA petitioned for a writ of certiorari to the United States Supreme Court (No. 25-149). On August 27, 2025, PNC filed its brief in opposition to USAA’s petition. On October 6, 2025, USAA’s petition for a writ of certiorari to the United States Supreme Court was denied. In May and June 2022, the Patent Trial and Appeal Board granted institution of IPR with respect to petitions filed by PNC for two of the three patents then at issue in the third Texas case. Because of USAA’s case narrowing in the third Texas case, only one of these two patents being reviewed (U.S. Patent No. ‘598) was presented to the jury in the third Texas case. With respect to U.S. Patent No. ‘598, in May 2023, the Patent Trial and Appeal Board entered its Final Written Decision holding most of the claims of this patent unpatentable and other claims were patentable. Both parties, in July 2023, appealed the Final Written Decision, with USAA appealing first (United Services Automobile Association v. PNC Bank N.A. (Case No. 23-2171) and PNC being the cross-appellant (PNC Bank N.A. v. United Services Automobile Association (Case No. 23-2172)). These appeals were consolidated. With respect to the other patent (which was not presented to the jury), the Patent Trial and Appeal Board entered its Final Written Decision in June 2023 and held all of the claims unpatentable. USAA, in August 2023, appealed from this decision which became United Services Automobile Association v. PNC Bank N.A. (Case No. 23-2244). With respect to Case Nos. 23-2171 and 23-2172, on January 30, 2025, the U.S. Court of Appeals for the Federal Circuit affirmed the Patent Trial and Appeal Board’s invalidity finding and reversed its validity finding, which resulted in each of the challenged claims being invalidated. With respect to Case Nos. 23-2171 and 23-2172, USAA did not seek rehearing, and the mandate issued on March 10, 2025. For Case No. 23-2244, on March 5, 2025, the U.S. Court of Appeals for the Federal Circuit affirmed the Patent Trial and Appeal Board invalidity findings. With respect to Case No. 23-2244, USAA did not seek rehearing, and the mandate issued on April 11, 2025. 168 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Regulatory and Governmental Inquiries We are the subject of investigations, audits, examinations and other forms of regulatory and governmental inquiry covering a broad range of issues in our consumer, mortgage, brokerage, securities and other financial services businesses, as well as other aspects of our operations. In some cases, these inquiries are part of reviews of specified activities at multiple industry participants; in others, they are directed at PNC individually. From time to time, these inquiries have involved and may in the future involve or lead to regulatory enforcement actions and other administrative proceedings. These inquiries have also led to and may in the future lead to civil or criminal judicial proceedings. Some of these inquiries result in remedies including fines, penalties, restitution, or alterations in our business practices, and in additional expenses and collateral costs and other consequences. Such remedies and other consequences typically have not been material to us from a financial standpoint, but could be in the future. Even if not financially material, they may result in significant reputational harm or other adverse consequences. Our practice is to cooperate fully with regulatory and governmental investigations, audits and other inquiries. Other In addition to the proceedings or other matters described above, PNC and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period. NOTE 21 PARENT COMPANY Summarized financial information of the parent company is as follows: Table 114: Parent Company - Income Statement Year ended December 31 In millions 2025 2024 2023 Operating Revenue Dividends from: Bank subsidiaries and bank holding company $ 4,400 $ 4,000 $ 2,500 Non-bank subsidiaries 410 383 565 Interest income 1,154 1,129 638 Noninterest income 49 47 41 Total operating revenue 6,013 5,559 3,744 Operating Expense Interest expense 1,926 1,896 1,269 Other expense 194 130 185 Total operating expense 2,120 2,026 1,454 Income before income taxes and equity in undistributed net income of subsidiaries 3,893 3,533 2,290 Equity in undistributed net income of subsidiaries: Bank subsidiaries and bank holding company 2,833 2,200 3,337 Non-bank subsidiaries 98 24 (161) Income before taxes 6,824 5,757 5,466 Income tax benefit (112) (132) (112) Net income 6,936 5,889 5,578 Other comprehensive income, net of tax: Net pension and other postretirement benefit plan activity arising during the period 3 1 2 Other comprehensive income 3 1 2 Comprehensive income $ 6,939 $ 5,890 $ 5,580 The PNC Financial Services Group, Inc. – 2025 Form 10-K 169

Table 115: Parent Company - Balance Sheet December 31 In millions 2025 2024 Assets Cash held at banking subsidiary $ 8,703 $ 5,817 Restricted deposits with banking subsidiary 175 175 Investments in: Bank subsidiaries and bank holding company 80,435 72,450 Non-bank subsidiaries 3,335 3,084 Loans with affiliates 1,767 2,322 Other assets 1,605 1,212 Total assets $ 96,020 $ 85,060 Liabilities Subordinated debt (a) $ 1,013 $ 982 Senior debt (a) 32,620 27,345 Accrued expenses and other liabilities 1,802 2,308 Total liabilities 35,435 30,635 Equity Shareholders’ equity 60,585 54,425 Total liabilities and equity $ 96,020 $ 85,060 (a) See Note 9 Borrowed Funds for additional information on contractual rates and maturity dates of senior debt and subordinated debt for Parent Company. In connection with certain affiliates’ commercial and residential mortgage servicing operations, the parent company has committed to maintain such affiliates’ net worth above minimum requirements. Table 116: Parent Company - Interest Paid and Income Tax Refunds (Payments) Year ended December 31 In millions Interest Paid Income Tax Refunds 2025 $ 1,508 $ 495 2024 $ 1,216 $ 329 2023 $ 683 $ 1,080 170 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Table 117: Parent Company - Statement of Cash Flows

Year ended December 31 In millions	2025	2024	2023
Operating Activities			
Net income	$ 6,936	$ 5,889	$ 5,578
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net earnings of subsidiaries	(2,931)	(2,224)	(3,176)
Other	212	443	1,276
Net cash provided (used) by operating activities	$ 4,217	$ 4,108	$ 3,678
Investing Activities			
Net change in loans and securities from affiliates	$ (2,497)	(5,192)	$ (9,475)
Other	(2)	1	(5)
Net cash provided (used) by investing activities	$ (2,499)	$ (5,191)	$ (9,480)
Financing Activities			
Net change in other borrowed funds from affiliates	$ 900	$ (465)	$ 255
Proceeds from long-term borrowings	5,478	8,220	10,463
Repayments of long-term borrowings	(1,000)	(3,450)	—
Preferred stock issuances	—	—	1,484
Preferred stock redemptions	—	(500)	(1,000)
Common and treasury stock issuances	70	69	72
Acquisition of treasury stock	(1,338)	(687)	(651)
Preferred stock cash dividends paid	(308)	(352)	(417)
Common stock cash dividends paid	(2,634)	(2,534)	(2,459)
Net cash provided (used) by financing activities	$ 1,168	$ 301	$ 7,747
Net Increase (Decrease) In Cash Held at Banking Subsidiary	$ 2,886	$ (782)	$ 1,945
Cash and restricted deposits held at banking subsidiary at beginning of year	5,992	6,774	4,829
Cash and restricted deposits held at banking subsidiary at end of year	$ 8,878	$ 5,992	$ 6,774

NOTE 22 SEGMENT REPORTING

We have three reportable business segments: Retail Banking, Corporate & Institutional Banking and the Asset Management Group. Our reportable business segments are defined by the nature of products and services, types of customers, methods used to distribute products or provide services and similar financial performance. Results of our reportable business segments are regularly reviewed by the CODM, our Chief Executive Officer. Specifically, the CODM reviews actual and forecasted quarterly financial reporting results, including net income, to assess performance and allocate resources accordingly. However, the CODM may use other metrics on an ad hoc basis as warranted.

The following describes the products and services of each business segment:

Retail Banking provides deposit, lending, brokerage, insurance services, investment management and cash management products and services to consumer and small business customers who are serviced through our coast-to-coast branch network, digital channels, ATMs, or through our phone-based customer contact centers. Deposit products include checking, savings and money market accounts and time deposits. Lending products include residential mortgages, home equity loans and lines of credit, auto loans, credit cards, education loans and personal and small business loans and lines of credit. The residential mortgage loans are directly originated within our branch network and nationwide, and are typically underwritten to agency and/or third-party standards, and either sold, servicing retained or held on our balance sheet. PNC Wealth Management offers brokerage, investment management and cash management products and services which include managed, education, retirement and trust accounts.

Corporate & Institutional Banking provides lending, treasury management, capital markets and advisory products and services to mid-sized and large corporations and government and not-for-profit entities. Lending products include secured and unsecured loans, letters of credit and equipment leases. The Treasury Management business provides corporations with cash and investment management services, receivables and disbursement management services, funds transfer services and access to online/mobile information management and reporting services. Capital markets and advisory includes services and activities primarily related to merger and acquisitions advisory, equity capital markets advisory, asset-backed financing, loan syndication, securities underwriting and customer-related trading. We also provide commercial loan servicing and technology solutions for the commercial real estate finance industry. Products and services are provided nationally.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **171**

Asset Management Group provides private banking for high net worth and ultra high net worth clients and institutional asset management. The Asset Management Group is composed of two operating units: • PNC Private Bank provides products and services to emerging affluent, high net worth and ultra high net worth individuals and their families, including investment and retirement planning, customized investment management, credit and cash management solutions, trust management and administration. In addition, multi-generational family planning services are also provided to ultra high net worth individuals and their families, which include estate, financial, tax, fiduciary and customized performance reporting. • Institutional Asset Management provides outsourced chief investment officer, custody, cash and fixed income client solutions and retirement plan fiduciary investment services to institutional clients including corporations, healthcare systems, insurance companies, unions, municipalities and non-profits. Basis of Presentation Results of individual businesses are presented based on our internal management reporting practices. There is no comprehensive, authoritative body of guidance for management accounting equivalent to GAAP; therefore, the financial results of our individual businesses are not necessarily comparable with similar information for any other company. We periodically refine our internal methodologies as management reporting practices are enhanced. To the extent significant and practicable, retrospective application of new methodologies is made to prior period reportable business segment results and disclosures to create comparability with the current period. Funds Transfer Pricing Net interest income in business segment results reflects our internal FTP methodology, which is designed to consider interest rate and liquidity risks. Under our methodology, assets receive a funding charge while liabilities and capital receive a funding credit based on market interest rates, product characteristics and other factors. Our FTP framework considers the application of funding curves and methodologies consistently across the balance sheet. A residual gain or loss from FTP operations is not allocated to our reportable business segments. This residual gain or loss is reviewed by management quarterly, in accordance with the interagency guidance of the FDIC, Federal Reserve and OCC. Segment Allocations Financial results are presented, to the extent practicable, as if each business operated on a standalone basis, and includes expense allocations for corporate overhead services used by the business segments. Certain costs are not allocated to our reportable business segments because they (i) are transitory or highly irregular in nature, (ii) exist solely to support corporate activities unrelated to business segment operations, or (iii) reflect residual costs for an exited business. We have allocated the ALLL and the allowance for unfunded lending related commitments based on the loan exposures within each business segment’s portfolio. 172 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Results of our reportable business segments for 2025, 2024 and 2023 are as follows:

Table 118: Business Segment Results

Year ended December 31 In millions	Retail Banking 2025	Retail Banking 2024	Retail Banking 2023	Corporate & Institutional Banking 2025	Corporate & Institutional Banking 2024	Corporate & Institutional Banking 2023	Asset Management Group 2025	Asset Management Group 2024	Asset Management Group 2023
Net interest income (a)(b)	$ 11,815	$ 10,965	$ 9,988	$ 6,886	$ 6,302	$ 5,732	$ 709	$ 613	$ 514
Noninterest income	3,048	3,582	2,951	4,342	3,927	3,537	1,001	949	905
Total revenue (a)(b)	14,863	14,547	12,939	11,228	10,229	9,269	1,710	1,562	1,419
Provision for (recapture of) credit losses	532	362	396	291	453	398	(19)	(3)	(3)
Noninterest expense (c)									
Personnel	2,141	2,149	2,227	1,621	1,508	1,426	471	472	494
Segment allocations (d)	3,944	3,774	3,692	1,573	1,497	1,507	488	454	464
Depreciation and amortization	365	300	321	201	202	211	38	30	30
Other (e)	1,260	1,307	1,315	594	557	586	116	117	127
Total noninterest expense	7,710	7,530	7,555	3,989	3,764	3,730	1,113	1,073	1,115
Income before income taxes and noncontrolling interests (a)(b)	6,621	6,655	4,988	6,948	6,012	5,141	616	492	307
Income taxes (a)(b)	1,541	1,553	1,166	1,482	1,264	1,073	144	116	73
Net income (a)(b)	5,080	5,102	3,822	5,466	4,748	4,068	472	376	234
Less: Net income attributable to noncontrolling interests	35	39	43	20	19	19	—	—	—
Net income excluding noncontrolling interests (a)(b)	$ 5,045	$ 5,063	$ 3,779	$ 5,446	$ 4,729	$ 4,049	$ 472	$ 376	$ 234
Average assets (a)	$114,263	$116,842	$116,738	$235,289	$228,349	$233,337	$ 14,548	$ 14,644	$ 13,975

(a) During the second quarter of 2025, certain loans and deposits, and the associated income statement impact, were transferred from the Asset Management Group to Retail Banking to better align products and services with the appropriate business segment. Prior periods have been adjusted to conform with the current presentation.

(b) During the second quarter of 2025, brokered time deposits, and the associated income statement impact, were reclassified from Retail Banking to other activities, reflecting their use for asset and liability management. Prior periods have been adjusted to conform with the current presentation.

(c) As a result of an organizational realignment, certain expenses were reclassified as corporate operations and were moved from Retail Banking to other activities during the second quarter of 2025. Prior periods have been adjusted to conform with the current presentation.

(d) Represents expense allocations for corporate overhead services used by each business segment; primarily comprised of technology, human resources and occupancy-related allocations.

(e) Other is primarily comprised of other direct expenses including outside services and equipment expense.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **173**

The following table represents reconciliations of financial results for the three reportable business segments to our consolidated reporting.

Table 119: Reconciliation of Business Segment Results to Consolidated

Year ended December 31 In millions	2025	2024	2023
Revenues			
Total business segment revenue (a)	$ 27,801	$ 26,338	$ 23,627
Revenues from other activities (a)	(4,702)	(4,783)	(2,137)
Total revenue	$ 23,099	$ 21,555	$ 21,490
Noninterest Expense			
Total business segment noninterest expense (b)	$ 12,812	$ 12,367	$ 12,400
FDIC special assessment	(108)	112	515
Workforce reduction charges	—	—	150
PNC Foundation contribution	—	120	50
Noninterest expense from other activities (b)	1,130	925	897
Total noninterest expense	$ 13,834	$ 13,524	$ 14,012
Net Income			
Total business segment net income (a)	$ 11,018	$ 10,226	$ 8,124
FDIC special assessment	108	(112)	(515)
Workforce reduction charges	—	—	(150)
PNC Foundation contribution	—	(120)	(50)
Net income (loss) from other activities (a)	(4,129)	(4,041)	(1,762)
Net income	$ 6,997	$ 5,953	$ 5,647
Average Assets			
Total business segment average assets	$ 364,100	$ 359,835	$ 364,050
Average assets from other activities	202,368	205,048	194,720
Total average assets	$ 566,468	$ 564,883	$ 558,770

(a) During the second quarter of 2025, brokered time deposits, and the associated income statement impact, were reclassified from Retail Banking to other activities, reflecting their use for asset and liability management. Prior periods have been adjusted to conform with the current presentation.

(b) As a result of an organizational realignment, certain expenses were reclassified as corporate operations and were moved from Retail Banking to other activities during the second quarter of 2025. Prior periods have been adjusted to conform with the current presentation.

Other activities reflect the remaining corporate operations that do not meet the criteria for disclosure as a separate reportable business. These include residual activities such as asset and liability management activities, including net securities gains or losses, ACL for investment securities, certain trading activities, certain runoff consumer loan portfolios, private equity investments, intercompany eliminations, corporate overhead net of allocations, tax adjustments that are not allocated to business segments, exited businesses and the residual impact from FTP operations.

NOTE 23 FEE-BASED REVENUE FROM CONTRACTS WITH CUSTOMERS

A subset of our noninterest income relates to certain fee-based revenue within the scope of ASC Topic 606 - *Revenue from Contracts with Customers* (Topic 606). The objective of the standard is to clarify the principles for recognizing revenue from contracts with customers across all industries and to develop a common revenue standard under GAAP. The standard requires the application of a five-step recognition model to contracts, allocating the amount of consideration we expect to be entitled to across distinct promises in the contract, called performance obligations, and recognizing revenue when or as those services are transferred to the customer.

Fee-based revenue within the scope of Topic 606 is recognized within our three reportable business segments: Retail Banking, Corporate & Institutional Banking and Asset Management Group. Interest income, income from lease contracts, fair value gains from financial instruments (including derivatives), income from mortgage servicing rights and guarantee products, letter of credit fees, non-refundable fees associated with acquiring or originating a loan and gains from the sale of financial assets are outside of the scope of Topic 606.

Table 120 presents the noninterest income recognized within the scope of Topic 606 for each of our three reportable business segments' principal products and services, along with the relationship to the noninterest income revenue streams reported on our Consolidated Income Statement. A description of the fee-based revenue and how it is recognized for each segment's principal products and services follows this Table 120.

174 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Table 120: Noninterest Income by Business Segment and Reconciliation to Consolidated Noninterest Income Year ended December 31 In millions Retail Banking Corporate & Institutional Banking Asset Management Group 2025 Asset management and brokerage Asset management fees $ — $ — $ 986 Brokerage fees 611 — — Total asset management and brokerage 611 — 986 Card and cash management Treasury management fees 41 1,591 — Debit card fees 717 — — Net credit card fees (a) 206 — — Merchant services 147 76 — Other 81 — — Total card and cash management 1,192 1,667 — Lending and deposit services Deposit account fees 676 — — Other 72 31 — Total lending and deposit services 748 31 — Residential and commercial mortgage (b) — 114 — Capital markets and advisory — 1,087 — Other — 83 — Total in-scope noninterest income 2,551 2,982 986 Out-of-scope noninterest income (c) 497 1,360 15 Noninterest income by business segment $ 3,048 $ 4,342 $ 1,001 Reconciliation to consolidated noninterest income For the year ended December 31, 2025 Total in-scope business segment noninterest income $ 6,519 Out-of-scope business segment noninterest income (c) 1,872 Noninterest income from other activities (d) 298 Noninterest income as shown on the Consolidated Income Statement $ 8,689 The PNC Financial Services Group, Inc. – 2025 Form 10-K 175

(Continued from previous page) Year ended December 31 In millions Retail Banking Corporate & Institutional Banking Asset Management Group 2024 Asset management and brokerage Asset management fees $ — $ — $ 933 Brokerage fees 551 — 1 Total asset management and brokerage 551 — 934 Card and cash management Treasury management fees 41 1,481 — Debit card fees 699 — — Net credit card fees (a) 189 — — Merchant services 157 74 — Other 87 — — Total card and cash management 1,173 1,555 — Lending and deposit services Deposit account fees 645 — — Other 74 32 — Total lending and deposit services 719 32 — Residential and commercial mortgage (b) — 117 — Capital markets and advisory — 888 — Other — 75 — Total in-scope noninterest income 2,443 2,667 934 Out-of-scope noninterest income (c) 1,139 1,260 15 Noninterest income by business segment $ 3,582 $ 3,927 $ 949 Reconciliation to consolidated noninterest income For the year ended December 31, 2024 Total in-scope business segment noninterest income $ 6,044 Out-of-scope business segment noninterest income (c) 2,414 Noninterest income from other activities (d) (402) Noninterest income as shown on the Consolidated Income Statement $ 8,056 176 The PNC Financial Services Group, Inc. – 2025 Form 10-K

(Continued from previous page)

Year ended December 31 In millions	Retail Banking	Corporate & Institutional Banking	Asset Management Group
2023			
Asset management and brokerage			
Asset management fees	$ —	$ —	$ 882
Brokerage fees	523	—	7
Total asset management and brokerage	523	—	889
Card and cash management			
Treasury management fees	41	1,377	—
Debit card fees	691	—	—
Net credit card fees (a)	228	—	—
Merchant services	168	77	—
Other	96	—	—
Total card and cash management	1,224	1,454	—
Lending and deposit services			
Deposit account fees	637	—	—
Other	73	34	—
Total lending and deposit services	710	34	—
Residential and commercial mortgage (b)	—	140	—
Capital markets and advisory	—	653	—
Other	—	68	—
Total in-scope noninterest income	2,457	2,349	889
Out-of-scope noninterest income (c)	494	1,188	16
Noninterest income by business segment	$ 2,951	$ 3,537	$ 905

Reconciliation to consolidated noninterest income	**For the year ended December 31, 2023**
Total in-scope business segment noninterest income	$ 5,695
Out-of-scope business segment noninterest income (c)	1,698
Noninterest income from other activities (d)	181
Noninterest income as shown on the Consolidated Income Statement	$ 7,574

(a) Net credit card fees consist of interchange fees of $696 million, $671 million and $673 million and credit card reward costs totaled $490 million, $482 million and $445 million for the years ended December 31, 2025, 2024 and 2023, respectively.
(b) Residential mortgage noninterest income falls under the scope of other accounting and disclosure requirements outside of Topic 606 and is included within the out-of-scope noninterest income line for the Retail Banking segment.
(c) Out-of-scope noninterest income includes revenue streams that fall under the scope of other accounting and disclosure requirements outside of Topic 606.
(d) Includes residual activities from corporate operations. For additional information, see Note 22 Segment Reporting.

Retail Banking

Brokerage Fees

Retail Banking earns fee revenue by providing its customers a wide range of investment options through its brokerage services including mutual funds, annuities, stocks, bonds, long-term care and insurance products and managed accounts. We earn fee revenue for transaction-based brokerage services, such as the execution of market trades once the transaction has been completed as of the trade date. In other cases, such as investment management services, we earn fee revenue over the term of the customer contract.

Treasury Management Fees

Retail Banking earns fee revenue by providing customers with receivables and payables management services, funds transfer services, and access to online/mobile information management and reporting services. Treasury management fees are primarily recognized over time as we perform these services.

Debit Card and Net Credit Card Fees

As an issuing bank, Retail Banking earns interchange fee revenue from debit and credit card transactions. By offering card products, we maintain and administer card-related services, such as credit card reward programs, account data and statement information, card activation, card renewals, and card suspension and blockage. Interchange fees are earned when cardholders make purchases and are presented in Table 120 net of credit card reward costs, which are earned by customers when they make purchases.

The PNC Financial Services Group, Inc. – *2025 Form 10-K* 177

Merchant Services Retail Banking earns fee revenue for debit and credit card processing services and products. We provide these services to merchant businesses including point-of-sale payment acceptance capabilities and customized payment processing built around the merchant’s specific requirements. We earn fee revenue as the merchant’s customers make purchases. Deposit Account Fees Retail Banking provides demand deposit, money market and savings account products for consumer and small business customers. Services include online and branch banking, overdraft and wire transfer services, imaging services and cash alternative services, such as money orders and cashier’s checks. We recognize fee income at the time these services are performed for the customer. Other Other noninterest income primarily includes ATM fees earned from our customers and non-PNC customers. These fees are recognized as transactions occur. Corporate & Institutional Banking Treasury Management Fees Corporate & Institutional Banking provides corporations with cash and investment management services, receivables and disbursement management services, funds transfer services and access to online/mobile information management and reporting services. Treasury management fees are primarily recognized over time as we perform these services. Merchant Services Corporate & Institutional Banking earns fee revenue for debit and credit card processing services and products. We provide these services to merchant businesses including point-of-sale payment acceptance capabilities and customized payment processing built around the merchant’s specific requirements. We earn fee revenue as the merchant’s customers make purchases. Commercial Mortgage Commercial mortgage banking activities include servicing responsibilities where we do not own the servicing rights. Servicing responsibilities typically consist of collecting and remitting monthly borrower principal and interest payments, maintaining escrow deposits, performing loss mitigation and foreclosure activities, and, in certain instances, funding of servicing advances. We recognize servicing fees over time as we perform these activities. Capital Markets and Advisory Capital markets and advisory fees include securities underwriting fees, merger and acquisition advisory fees and other advisory-related fees. We generally recognize these fees when the Company’s performance obligation related to the underlying transaction is met. Other Other noninterest income within Corporate & Institutional Banking is primarily comprised of fees from collateral management and asset management services. We earn these fees over time as we perform these services. Asset Management Group Asset Management Fees Asset Management Group provides both personal wealth and institutional asset management services including investment management, custody services, retirement planning, family planning, trust management and retirement plan fiduciary investment services. Asset management fees are recognized over the term of the customer contract based on the value of assets under management at a point in time. Brokerage Fees Asset Management Group provides a wide range of investment options through its brokerage services including mutual funds, annuities, stocks, bonds, insurance products and managed accounts. Brokerage fees are recognized over the term of the customer contract either based on the value of brokerage assets at a point in time or based on transactions executed on behalf of the customer. NOTE 24 SUBSEQUENT EVENTS On January 5, 2026, PNC completed its acquisition of FirstBank Holding Company, including its banking subsidiary FirstBank, representing $4.2 billion of consideration to common shareholders and Series A preferred shareholders, and $0.1 billion of consideration to Series B preferred shareholders through the exchange of each share of Series B preferred stock into a newly created series of preferred stock of PNC, designated Series X. PNC’s Board of Directors declared a quarterly cash dividend of $18.13 per Series X preferred share, paid on January 29, 2026, to shareholders of record as of January 15, 2026. Effective January 5, 2026, FirstBank's financial results are included in PNC’s consolidated operations and will be reported in PNC’s first quarter 2026 results. 178 The PNC Financial Services Group, Inc. – 2025 Form 10-K

On January 15, 2026, PNC redeemed all of the outstanding senior floating rate bank notes and all of the outstanding 4.775% senior fixed-to-floating rate notes due January 15, 2027 issued by PNC Bank, National Association in the amounts of $500 million and $1.25 billion, respectively. The securities had an original scheduled maturity date of January 15, 2027. The redemption price was equal to $1,000 per $1,000 of the principal amount, plus any accrued and unpaid distributions to the redemption date. On January 26, 2026, PNC redeemed all of the outstanding 4.758% senior fixed-to-floating rate notes due January 26, 2027 issued by PNC in the amount of $1.25 billion. The securities had an original scheduled maturity date of January 26, 2027. The redemption price was equal to $1,000 per $1,000 of the principal amount, plus any accrued and unpaid distributions to the redemption date. On January 26, 2026, the parent company issued $1.2 billion of 4.075% senior fixed-to-floating rate notes with a maturity date of January 26, 2029 (the “2029 Fixed-to-Floating Senior Notes”). Interest is payable on the 2029 Fixed-to-Floating Senior Notes semi- annually in arrears at a fixed rate of 4.075% per annum, on January 26 and July 26 of each year, commencing on July 26, 2026. Beginning on January 26, 2028, interest is payable on the 2029 Fixed-to-Floating Senior Notes quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Pricing Supplement), plus 0.610%, on April 26, 2028, July 26, 2028, October 26, 2028 and at the maturity date. On January 26, 2026, the parent company issued $300 million of senior floating rate notes with a maturity date of January 26, 2029 (the “2029 Floating Senior Notes”). Interest is payable on the 2029 Floating Senior Notes quarterly in arrears at a floating rate per annum equal to Compounded SOFR (determined with respect to each quarterly interest period using the SOFR Index as described in the Pricing Supplement), plus 0.620%, on January 26, April 26, July 26, and October 26 of each year, commencing on April 26, 2026. On January 26, 2026, the parent company issued $1.5 billion of 5.423% fixed-rate reset subordinated notes with a maturity date of January 25, 2041 (the “Subordinated Notes”). Interest is initially payable on the Subordinated Notes semi-annually in arrears at a fixed rate of 5.423% per annum, on January 25 and July 25 of each year, commencing on July 25, 2026 and ending on January 25, 2036. Interest is payable on the Subordinated Notes semi-annually in arrears at a rate per annum equal to the five-year U.S. Treasury rate as described in the preliminary prospectus supplement, plus 1.170%, on January 25 and July 25 of each year commencing on July 25, 2036 until the maturity date. The PNC Financial Services Group, Inc. – 2025 Form 10-K 179

GLOSSARY DEFINED TERMS 2019 Tailoring Rules – Rules adopted by the federal banking agencies to better tailor the application of their capital, liquidity, and enhanced prudential requirements for banking organizations to the asset size and risk profile (as measured by certain regulatory metrics) of the banking organization. Effective January 1, 2020, the agencies’ capital and liquidity rules classify all BHCs with $100 billion or more in total assets into one of four categories (Category I, Category II, Category III, and Category IV). Allowance for credit losses (ACL) – A valuation account that is deducted from or added to the amortized cost basis of the related financial assets to present the net carrying value at the amount expected to be collected on the financial asset. Amortized cost basis – Amount at which a financial asset is originated or acquired, adjusted for applicable accretion or amortization of premiums, discounts and net deferred fees or costs, collection of cash, charge-offs, foreign exchange and fair value hedge accounting adjustments. Basel III common equity tier 1 (CET1) capital (Tailoring Rules) – Common stock plus related surplus, net of treasury stock, plus retained earnings, less goodwill, net of associated deferred tax liabilities, less other disallowed intangibles, net of deferred tax liabilities and plus/less other adjustments. Investments in unconsolidated financial institutions, as well as mortgage servicing rights and deferred tax assets, must then be deducted to the extent such items (net of associated deferred tax liabilities) individually exceed 25% of our adjusted Basel III common equity tier 1 capital. Basel III common equity tier 1 capital ratio – Common equity tier 1 capital divided by period-end risk-weighted assets (as applicable). Basel III tier 1 capital – Common equity tier 1 capital, plus qualifying preferred stock, plus certain trust preferred capital securities, plus certain noncontrolling interests that are held by others and plus/less other adjustments. Basel III tier 1 capital ratio – Basel III tier 1 capital divided by period-end risk-weighted assets (as applicable). Basel III total capital – Tier 1 capital plus qualifying subordinated debt, plus certain trust preferred securities, plus, under the Basel III transitional rules and the standardized approach, the allowance for loan and lease losses included in tier 2 capital and other. Basel III total capital ratio – Basel III total capital divided by period-end risk-weighted assets (as applicable). Basel Committee – Basel Committee on Banking Supervision. Charge-off – Process of removing a loan or portion of a loan from our balance sheet because it is considered uncollectible. We also record a charge-off when a loan is transferred from portfolio holdings to held for sale by reducing the loan carrying amount to the fair value of the loan, if fair value is less than carrying amount. Collateral dependent loans – Loans expected to be repaid substantially through the operation or sale of the collateral underlying the loan when a borrower is experiencing financial difficulty, and for which we have elected to measure the loan at the estimated fair value of collateral (less costs to sell if sale or foreclosure of the property is expected). Additionally, we consider a loan to be collateral dependent when foreclosure or liquidation of the underlying collateral is probable. Common shareholders’ equity – Total shareholders’ equity less the liquidation value of preferred stock. Company – The PNC Financial Services Group, Inc. and its subsidiaries (interchangeable with “PNC,” “we,” “us,” or “the Corporation” on this Report). Credit valuation adjustment – Represents an adjustment to the fair value of our derivatives for our own and counterparties’ non- performance risk. Criticized commercial loans – Loans with potential or identified weaknesses based upon internal risk ratings that comply with the regulatory classification definitions of “special mention,” “substandard” or “doubtful.” Current Expected Credit Loss (CECL) – Methodology for estimating the allowance for credit losses on in-scope financial assets held at amortized cost and unfunded lending related commitments which uses a combination of expected losses over a reasonable and supportable forecast period, a reversion period and long run average credit losses for their estimated contractual term. 180 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Discretionary client assets under management – Assets over which we have sole or shared investment authority for our customers/ clients. We do not include these assets on our Consolidated Balance Sheet. Dodd-Frank – Dodd-Frank Wall Street Reform and Consumer Protection Act. Earning assets – Assets that generate income, which include: interest-earning deposits with banks, loans held for sale, loans, investment securities and certain other assets. Effective duration – A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off- balance sheet positions. Efficiency – Noninterest expense divided by total revenue. Estimated contractual term – In the context of CECL, the contractual term of the financial asset or credit exposure, adjusted for estimated draws and prepayments, certain embedded extension options and extensions granted under troubled debt restructurings. Exchange Act – Securities Exchange Act of 1934, as amended. Exposure at default (EAD) – The credit exposure estimated to be outstanding in the event of default of a credit obligor. Fair value – The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Federal Reserve – The Board of Governors of the Federal Reserve System. Fee income – Refers to the following categories within Noninterest income: Asset management and brokerage, Capital markets and advisory, Card and cash management, Lending and deposit services, and Residential and commercial mortgage. FICO score – A credit bureau-based industry standard score created by Fair Isaac Co. which predicts the likelihood of borrower default. We use FICO scores both in underwriting and assessing credit risk in our consumer lending portfolio. Lower FICO scores indicate likely higher risk of default, while higher FICO scores indicate likely lower risk of default. Foreign exchange contracts – Contracts that provide for the future receipt and delivery of foreign currency at previously agreed-upon terms. Funding valuation adjustment – Represents an adjustment to the fair value of our derivatives for the expected cost of funding beyond the risk-free rate. Futures and forward contracts – Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument. Home price index (HPI) – A broad measure of the movement of single-family house prices in the U.S. Interest rate swap contracts – Contracts that are entered into primarily as an asset/liability management strategy to reduce interest rate risk. Interest rate swap contracts are exchanges of interest rate payments, such as fixed-rate payments for floating-rate payments, based on notional principal amounts. Intrinsic value – The difference between the price, if any, required to be paid for stock issued pursuant to an equity compensation arrangement and the fair market value of the underlying stock. Leverage ratio – Basel III tier 1 capital divided by average quarterly adjusted total assets. Loan-to-value ratio (LTV) – Financial ratio that is used both in underwriting and assessing credit risk in our lending portfolio. LTV is the sum total of loan obligations secured by a subject property divided by the market value of that same subject property. Market value of the subject property is based on an independent valuation. Long run average – In the context of CECL, expected credit losses or credit risk parameters for the remaining estimated contractual maturity beyond the reasonable and supportable forecast and reversion periods. The long run average is generally derived from historical loss information and current portfolio characteristics, without considering current or forecasted conditions. Loss given default (LGD) – Assuming a credit obligor enters default status, an estimate of loss, based on collateral type, collateral The PNC Financial Services Group, Inc. – 2025 Form 10-K 181

value, loan exposure and other factors. LGD is net of recovery, through any means, including but not limited to the liquidation of collateral or deficiency judgments rendered from foreclosure or bankruptcy proceedings. Nonaccrual loans – Loans for which we do not accrue interest income. Nonaccrual loans include nonperforming loans, in addition to loans accounted for under fair value option and loans accounted for as held for sale for which full collection of contractual principal and/or interest is not probable. Nondiscretionary client assets under administration – Assets we hold for our customers/clients in a nondiscretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet. Nonperforming assets – Nonperforming assets include nonperforming loans, OREO, foreclosed and other assets. We do not accrue interest income on assets classified as nonperforming. Nonperforming loans – Loans accounted for at amortized cost whose credit quality has deteriorated to the extent that full collection of contractual principal and interest is not probable. Interest income is not recognized on nonperforming loans. Nonperforming loans exclude certain government insured or guaranteed loans for which we expect to collect substantially all principal and interest, loans held for sale and loans accounted for under the fair value option. Notional amount – The basis to which the underlying referenced interest rate, security price, credit spread or other index is applied to determine required payments under the derivative contract. Off-balance sheet arrangements – Activities that involve entities that are not consolidated or otherwise reflected in our Consolidated Balance Sheet. Options – Contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to either purchase or sell the associated financial instrument at a set price during a specified period or at a specified date in the future. Other real estate owned (OREO) and foreclosed assets – Assets taken in settlement of troubled loans primarily through deed-in-lieu of foreclosure or foreclosure. Foreclosed assets include real and personal property. Certain assets that have a government-guarantee which are classified as other receivables are excluded. PNC Bank – PNC Bank, National Association. Probability of default (PD) – An estimate of the likelihood that a credit obligor will enter default status. Purchased credit deteriorated assets (PCD) – Acquired loans or debt securities that, at acquisition, are determined to have experienced a more-than-insignificant deterioration in credit quality since origination or issuance. Reasonable and supportable forecast period – In the context of CECL, the period for which forecasts and projections of macroeconomic variables have been determined to be reasonable and supportable, and are used as inputs for ACL measurement. Recovery – Cash proceeds received on a loan that we had previously charged-off. We credit the amount received to the allowance for loan and lease losses. Reversion period – In the context of CECL, the period between the end of the reasonable and supportable forecast period and the point at which losses are expected to have reverted to their long run average, in order to reflect an overall reasonable estimate of expected credit losses. Risk appetite – A dynamic, forward-looking view on the aggregate amount of risk we are willing and able to take in executing business strategy in light of the current business environment. Risk limits – Quantitative measures based on forward-looking assumptions that allocate our aggregate risk appetite (e.g., measure of loss or negative events) to business lines, legal entities, specific risk categories, concentrations and as appropriate, other levels. Risk profile – The risk profile is a point-in-time assessment of risk. The profile represents overall risk position in relation to the desired risk appetite. The determination of the risk profile’s position is based on qualitative and quantitative analysis of reported risk limits, metrics, operating guidelines and qualitative assessments. Risk-weighted assets – Computed by the assignment of specific risk-weights (as defined by the Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments. 182 The PNC Financial Services Group, Inc. – 2025 Form 10-K

Secured Overnight Financing Rate (SOFR) – SOFR is a reference rate that is based on overnight transactions in the U.S. Treasury repurchase market. Servicing rights – Intangible assets or liabilities created by an obligation to service assets for others. Typical servicing rights include the right to receive a fee for collecting and forwarding payments on loans and related taxes and insurance premiums held in escrow. Supplementary leverage exposure – The sum of adjusted average assets and certain off-balance sheet exposures, including undrawn credit commitments and derivative potential future exposures. Supplementary leverage ratio – Basel III tier 1 capital divided by Supplementary leverage exposure. Taxable-equivalent interest income – The interest income earned on certain assets that is completely or partially exempt from federal income tax. These tax-exempt instruments typically yield lower returns than taxable investments. Troubled debt restructuring (TDR) – A loan whose terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulties. On January 1, 2023, we adopted ASU 2022-02, which eliminated the accounting guidance for TDRs. Unfunded lending related commitments – Standby letters of credit, financial guarantees, commitments to extend credit and similar unfunded obligations that are not unilaterally, unconditionally, cancellable at PNC’s option. Value-at-risk (VaR) – A statistically-based measure of risk that describes the amount of potential loss which may be incurred due to adverse market movements. The measure is of the maximum loss which should not be exceeded on 95 out of 100 days for a 95% VaR. Yield curve – A graph showing the relationship between the yields on financial instruments or market indices of the same credit quality with different maturities. For example, a “normal” or “positive” yield curve exists when long-term bonds have higher yields than short-term bonds. A “flat” yield curve exists when yields are the same for short-term and long-term bonds. A “steep” yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds. An “inverted” or “negative” yield curve exists when short-term bonds have higher yields than long-term bonds. The PNC Financial Services Group, Inc. – 2025 Form 10-K 183

ACRONYMS

ACL	Allowance for credit losses	**GAAP**	Accounting principles generally accepted in the United States of America
AI	Artificial intelligence	**GDP**	Gross domestic product
ALCO	Asset and Liability Committee	**GLB Act**	Gramm-Leach-Bliley Act
ALLL	Allowance for loan and lease losses	**GNMA**	Government National Mortgage Association
AML	Anti-money laundering	**GSE**	Government-sponsored enterprise
AOCI	Accumulated other comprehensive income	**GSIB**	Globally systemically important bank
ASC	Accounting Standards Codification	**HPI**	Home price index
ASU	Accounting Standards Update	**ISDA**	International Swaps and Dealer Association
BHC	Bank holding company	**ISP**	The PNC Incentive Savings Plan
BHC Act	Bank Holding Company Act of 1956	**LCR**	Liquidity coverage ratio
bps	Basis points	**LGD**	Loss given default
BSA	Bank Secrecy Act	**LIHTC**	Low income housing tax credit
CCAR	Comprehensive Capital Analysis and Review	**LLC**	Limited liability company
CECL	Current Expected Credit Losses	**LTV**	Loan-to-value ratio
CET1	Common equity tier 1	**MSR**	Mortgage servicing right
CFPB	Consumer Financial Protection Bureau	**NAV**	Net asset value
CFTC	Commodity Futures Trading Commission	**NII**	Net interest income
CLTV	Combined loan-to-value ratio	**NMTC**	New market tax credit
CODM	Chief operating decision maker	**NSFR**	Net stable funding ratio
CRA	Community Reinvestment Act	**OCC**	Office of the Comptroller of the Currency
DIF	Deposit Insurance Fund	**OCI**	Other comprehensive income
DFAST	Dodd-Frank capital stress testing	**OREO**	Other real estate owned
DUS	Delegated Underwriting and Servicing program	**OTC**	Over-the-counter
EAD	Exposure at default	**PAM**	Proportional amortization method
ERISA	Employee Retirement Income Security Act of 1974, as	**PCD**	Purchased credit deteriorated
ERM	Enterprise Risk Management	**PD**	Probability of default
EVE	Economic value of equity	**RAC**	Reserve Adequacy Committee
FDI Act	Federal Deposit Insurance Act	**ROAP**	Removal of account provisions
FDIC	Federal Deposit Insurance Corporation	**SCB**	Stress capital buffer
FDM	Financial difficulty modification	**SEC**	Securities and Exchange Commission
FHA	Federal Housing Administration	**SOFR**	Secured Overnight Financing Rate
FHLB	Federal Home Loan Bank	**S&P**	Standard & Poor's
FHC	Financial holding company	**SPE**	Special purpose entity
FHLMC	Federal Home Loan Mortgage Corporation	**TDR**	Troubled debt restructuring
FICO	Fair Isaac Corporation (credit score)	**U.S.**	United States of America
FINRA	Financial Industry Regulatory Authority	**USD**	United States dollar
FNMA	Federal National Mortgage Association	**VA**	Department of Veterans Affairs
FOMC	Federal Open Market Committee	**VaR**	Value-at-risk
FTP	Funds transfer pricing	**VEBA**	Voluntary Employee Beneficiary Association
FRB	Federal Reserve Bank	**VIE**	Variable interest entity

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The PNC Financial Services Group, Inc. and subsidiaries (PNC) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rule 13a-15(f).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

184 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

We performed an evaluation under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of PNC’s internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that PNC maintained effective internal control over financial reporting as of December 31, 2025. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements as of and for the year ended December 31, 2025 included in this Report, has also audited the effectiveness of PNC’s internal control over financial reporting as of December 31, 2025. The report of PricewaterhouseCoopers LLP is included under Item 8 of this Report. DISCLOSURE CONTROLS AND PROCEDURES AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING As of December 31, 2025, we performed an evaluation under the supervision and with the participation of our management, including the Chairman and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures and of changes in our internal control over financial reporting. Based on that evaluation, our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended) were effective as of December 31, 2025, and that there has been no change in PNC’s internal control over financial reporting that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B – OTHER INFORMATION On February 20, 2026, William S. Demchak, Chairman and Chief Executive Officer of PNC, sold 50,000 shares of common stock of PNC for financial diversification purposes. The shares represent a small portion of the approximately 548,000 shares that Mr. Demchak now holds in PNC. Director or Executive Officer Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements During the three months ended December 31, 2025, none of PNC’s directors or executive officers adopted, terminated, or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement. PART III ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Certain of the information regarding our directors (or director nominees), executive officers and Audit Committee (and Audit Committee financial experts) required by this item is included under the captions “Item 1 - Election of directors” and “Board committees – Audit Committee” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. Additional information regarding our executive officers is included in Part I of this Report under the caption “Information about our Executive Officers.” Information regarding our compliance with Section 16(a) of the Securities Exchange Act of 1934 is included, to the extent necessary, under the caption “Delinquent Section 16(a) reports” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. Certain information regarding our PNC Code of Business Conduct and Ethics required by this item is included under the caption “Code of Business Conduct and Ethics” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. Our PNC Code of Business Conduct and Ethics is available on our corporate website at www.pnc.com/corporategovernance. In addition, any future amendments to, or waivers of, a provision of the PNC Code of Business Conduct and Ethics that applies to our directors or executive officers (including our principal executive officer, principal financial officer, and principal accounting officer or controller) will be posted at this internet address. Information required by Item 408(b)(1) of Regulation S-K regarding our insider trading policies is included under the caption “Insider trading policies and procedures” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. The PNC Financial Services Group, Inc. – 2025 Form 10-K 185

ITEM 11 – EXECUTIVE COMPENSATION The information required by this item is included under the captions “Compensation committee interlocks and insider participation,” “Director compensation,” “Compensation discussion and analysis,” “Compensation Committee Report,” “Compensation and risk,” “Compensation tables,” “Change in control and termination of employment” and “CEO pay ratio” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. In accordance with Item 407(e)(5) of Regulation S-K, the information set forth under the caption “Compensation Committee Report” in such Proxy Statement will be deemed to be furnished in this Report and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner. ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item regarding security ownership of certain beneficial owners and management is included under the caption “Security ownership of management and certain beneficial owners” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. Information regarding our compensation plans under which PNC equity securities are authorized for issuance as of December 31, 2025 is included in the table which follows. For additional information regarding these plans, see Note 17 Stock Based Compensation Plans. Equity Compensation Plan Information At December 31, 2025 (a) (b) Number of securities to be issued upon exercise of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) Plan Category Equity compensation plans approved by security holders 5,514,565 (1) 8,917,692 (2) Equity compensation plans not approved by security holders — — Total 5,514,565 8,917,692 (1) – Includes the following amounts related to the 2016 Incentive Award Plan (2016 Incentive Plan), approved by shareholders on April 26, 2016: 4,657,850 are stock-payable restricted stock units (at a maximum share award level), 759,315 are performance share units (at maximum share award level) and 97,400 are deferred stock units (at a maximum share award level). The restricted stock units and incentive performance units have no exercise price. (2) – Includes 4,142,886 shares available for issuance under the Employee Stock Purchase Plan, of which 85,799 shares are subject to purchase during the purchase period ending December 31, 2025. The amount available for awards under the 2016 Incentive Plan is 4,774,806. ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this item is included under the captions “Director independence” and “Related person transactions policy” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES The information required by this item is included under the caption “Item 2 - Ratification of independent registered public accounting firm” in our Proxy Statement to be filed for the 2026 annual meeting of shareholders and is incorporated herein by reference. 186 The PNC Financial Services Group, Inc. – 2025 Form 10-K

PART IV ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES Our consolidated financial statements required in response to this Item are incorporated by reference from Item 8 of this Report. EXHIBIT INDEX 3.1.1 Amended and Restated Articles of Incorporation of the Corporation, as amended and effective January 2, 2009 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 3.1.2 Statement with Respect to Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series O dated July 21, 2011 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed July 27, 2011 3.1.3 Statement with Respect to Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series P dated April 19, 2012 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed April 24, 2012 3.1.4 Statement with Respect to Shares of 5.375% Non- Cumulative Perpetual Preferred Stock, Series Q dated September 14, 2012 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed September 21, 2012 3.1.5 Statement with Respect to Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series R dated May 2, 2013 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed May 7, 2013 3.1.6 Amendment to Amended and Restated Articles of Incorporation of the Corporation, effective November 19, 2015 Incorporated herein by reference to Exhibit 3.1.6 of the Corporation’s Current Report on Form 8-K filed November 20, 2015 3.1.7 Statement with Respect to Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series S dated October 27, 2016 Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed November 1, 2016 3.1.8 Statement with Respect to Shares of the 3.400% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series T Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed September 13, 2021 3.1.9 Statement with Respect to Shares of the 6.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series U Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed April 26, 2022 3.1.10 Statement with Respect to Shares of the 6.200% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series V Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed August 19, 2022 3.1.11 Statement with Respect to Shares of the 6.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series W Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed February 7, 2023 3.1.12 Statement with Respect to Shares of the 7.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series X Incorporated herein by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed January 5, 2026 3.2 Amended and Restated Bylaws of the Corporation effective February 10, 2022 Incorporated herein by reference to Exhibit 3.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024 Exhibit No. Description Method of Filing + The PNC Financial Services Group, Inc. – 2025 Form 10-K 187

Exhibit No.	Description	Method of Filing +
4.1	There are no instruments with respect to long-term debt of the Corporation and its subsidiaries that involve a total amount of securities authorized thereunder that exceed 10 percent of the total assets of the Corporation and its subsidiaries on a consolidated basis. The Corporation agrees to provide the SEC with a copy of instruments defining the rights of holders of long-term debt of the Corporation and its subsidiaries on request.	
4.2	Deposit Agreement, dated November 1, 2016, between the Corporation, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of the Depositary Receipts representing interests in the Series S preferred stock	Incorporated herein by reference to Exhibit 4.2 of the Corporation's Current Report on Form 8-K filed November 1, 2016
4.3	Deposit Agreement, dated September 13, 2021, between the Corporation, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of the Depositary Receipts representing interests in the Series T preferred stock	Incorporated herein by reference to Exhibit 4.1 of the Corporation's Current Report on Form 8-K filed September 13, 2021
4.4	Deposit Agreement, dated as of April 26, 2022, between the Corporation, Computershare Trust Company, N.A. and Computershare Inc., as depositary, and the holders from time to time of the Depositary Receipts representing interests in the Series U preferred stock	Incorporated herein by reference to Exhibit 4.1 of the Corporation's Current Report on Form 8-K filed April 26, 2022
4.5	Deposit Agreement, dated as of August 19, 2022, between the Corporation, Computershare Trust Company, N.A. and Computershare Inc., as depositary, and the holders from time to time of the Depositary Receipts representing interests in the Series V preferred stock	Incorporated herein by reference to Exhibit 4.1 of the Corporation's Current Report on Form 8-K filed August 19, 2022
4.6	Deposit Agreement, dated as of February 7, 2023, between the Corporation, Computershare Trust Company, N.A. and Computershare Inc., as depositary, and the holders from time to time of the Depositary Receipts representing interests in the Series W preferred stock	Incorporated herein by reference to Exhibit 4.1 of the Corporation's Current Report on Form 8-K filed February 7, 2023
4.7	Form of PNC Bank, National Association Subordinated Fixed Rate Global Bank Note issued prior to January 16, 2014	Incorporated herein by reference to Exhibit 4.11 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004
4.8.1	Issuing and Paying Agency Agreement, dated January 16, 2014, between PNC Bank, National Association and PNC Bank, National Association, relating to the $25 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 4.25 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2013
4.8.2	Amendment No. 1 to Issuing and Paying Agency Agreement, dated May 22, 2015, between PNC Bank, National Association and PNC Bank, National Association, relating to the $30 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 4.21.2 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015
4.8.3	Amendment No. 2 to Issuing and Paying Agency Agreement, dated May 27, 2016, between PNC Bank, National Association and PNC Bank, National Association, relating to the $40 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 4.20.3 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016
4.9	Forms of PNC Bank, National Association Senior Global Bank Notes issued after January 16, 2014 (included in Exhibit 4.11.1)	Incorporated herein by reference to Exhibit 4.25 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2013
4.10	Forms of PNC Bank, National Association Subordinated Global Bank Notes issued on or after May 22, 2015 (included in Exhibit 4.11.2)	Incorporated herein by reference to Exhibit 4.21.2 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015
4.11	Description of the Corporation's Securities	Filed herewith

188 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

10.1.1 The Corporation’s Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 Incorporated herein by reference to Exhibit 10.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008* 10.1.2 Amendment 2009-1 to the Corporation’s Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 Incorporated herein by reference to Exhibit 10.3 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009* 10.1.3 Amendment 2013-1 to the Corporation’s Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 Incorporated herein by reference to Exhibit 10.1.3 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013* 10.2.1 The Corporation’s ERISA Excess Pension Plan, as amended and restated effective January 1, 2023 Incorporated herein by reference to Exhibit 10.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2022* 10.2.2 Amendment 2024-1 to the Corporation’s ERISA Excess Pension Plan, as amended and restated effective January 1, 2023 Incorporated herein by reference to Exhibit 10.2.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024* 10.2.3 Amendment 2025-1 to the Corporation’s ERISA Excess Pension Plan, as amended and restated effective January 1, 2023 Filed herewith* 10.3.1 The Corporation’s Key Executive Equity Program, as amended and restated effective January 1, 2009 Incorporated herein by reference to Exhibit 10.6 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008* 10.3.2 Amendment 2009-1 to the Corporation’s Key Executive Equity Program, as amended and restated as of January 1, 2009 Incorporated herein by reference to Exhibit 10.9 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009* 10.4.1 The Corporation’s Supplemental Incentive Savings Plan, as amended and restated effective January 1, 2010 Incorporated herein by reference to Exhibit 10.17 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011* 10.4.2 Amendment 2013-1 to the Corporation’s Supplemental Incentive Savings Plan, as amended and restated effective January 1, 2010 Incorporated herein by reference to Exhibit 10.4.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013* 10.4.3 Amendment 2024-1 to the Corporation’s Supplemental Incentive Savings Plan, as amended and restated effective January 1, 2010 Incorporated herein by reference to Exhibit 10.4.3 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024* 10.4.4 Amendment 2025-1 to the Corporation’s Supplemental Incentive Savings Plan, as amended and restated effective January 1, 2010 Filed herewith* 10.5.1 The Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.62 of the Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009* 10.5.2 Amendment 2009-1 to the Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.17 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009* 10.5.3 Amendment 2010-1 to the Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.20 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010* 10.5.4 Amendment 2011-1 to the Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.23 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011* 10.5.5 Amendment 2012-1 to the Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.24 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2012* 10.5.6 Amendment 2013-1 to the Corporation and Affiliates Deferred Compensation Plan, as amended and restated May 5, 2009 Incorporated herein by reference to Exhibit 10.5.6 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013* Exhibit No. Description Method of Filing + The PNC Financial Services Group, Inc. – 2025 Form 10-K 189

Exhibit No.	Description	Method of Filing +
10.6.1	The Corporation and Affiliates Deferred Compensation and Incentive Plan, as amended and restated effective January 1, 2020	Incorporated herein by reference to Exhibit 10.6.3 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2019*
10.6.2	Amendment 2021-1 to the Corporation and Affiliates Deferred Compensation and Incentive Plan, as amended and restated effective January 1, 2020	Incorporated herein by reference to Exhibit 10.6.1 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021*
10.6.3	Amendment 2021-2 to the Corporation and Affiliates Deferred Compensation and Incentive Plan, as amended and restated effective January 1, 2020	Incorporated herein by reference to Exhibit 10.6.3 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2021*
10.7	The PNC Financial Services Group, Inc. 2016 Incentive Award Plan	Incorporated herein by reference to Exhibit 99.1 of the Corporation's Form S-8 (File No. 333-210995) filed April 29, 2016*
10.8	The Corporation's Directors Deferred Compensation Plan, as amended and restated effective January 1, 2015	Incorporated herein by reference to Exhibit 10.52 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014*
10.9	The Corporation's 2016 Incentive Award Plan Directors Deferred Stock Unit Program effective January 1, 2017	Incorporated herein by reference to Exhibit 10.16 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2016*
10.10	Trust Agreement between the Corporation, as settlor, and Matrix Trust Company, as trustee	Incorporated herein by reference to Exhibit 10.15 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2017*
10.11	Trust Agreement between PNC Investment Corp., as settlor, and PNC Bank, National Association, as trustee	Incorporated herein by reference to Exhibit 10.34 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005*
10.12	Certificate of Corporate Action for Grantor Trusts effective January 1, 2012	Incorporated herein by reference to Exhibit 10.37 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011*
10.13	Certificate of Corporate Action for Grantor Trusts effective December 1, 2021	Incorporated herein by reference to Exhibit 10.14 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2021*
10.14	The Corporation's Employee Stock Purchase Plan, as amended and restated as of January 1, 2020	Incorporated herein by reference to Exhibit 4.4 of the Corporation's Form S-8 (File No. 333-238049) filed May 6, 2020*
10.15	The Corporation's 2025 Employee Stock Purchase Plan	Incorporated herein by reference to Exhibit 4.3 of the Corporation's Form S-8 (File No. 333-284013) filed December 23, 2024*
10.16	The Corporation's Executive Severance Plan dated as of March 21, 2025	Incorporated herein by reference to Exhibit 10.1 of the Corporation's Current Report on Form 8-K filed March 27, 2025*
10.17	2023 Form of Performance Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.33 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023*
10.18	2023 Form of Restricted Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.34 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023*
10.19	2023 Form of Restricted Share Units Award Agreement – Senior Leader Program	Incorporated herein by reference to Exhibit 10.35 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023*
10.20	2023 Form of Five-Year Restricted Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.36 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023*

190 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

Exhibit No.	Description	Method of Filing +
10.21	2024 Form of Performance Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.30 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024*
10.22	2024 Form of Restricted Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.31 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024*
10.23	2024 Form of Restricted Share Units Award Agreement – Senior Leader Program	Incorporated herein by reference to Exhibit 10.32 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024*
10.24	2025 Form of Performance Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.35 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025*
10.25	2025 Form of Restricted Share Units Award Agreement	Incorporated herein by reference to Exhibit 10.36 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025*
10.26	2025 Form of Restricted Share Units Award Agreement – Senior Leader Program	Incorporated herein by reference to Exhibit 10.37 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025*
10.27	Offer Letter for Mark Wiedman	Filed herewith*
10.28	Waiver and Release of Claims Agreement, dated as of April 28, 2025	Incorporated herein by reference to Exhibit 10.34 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025*
10.29	Form of Time Sharing Agreement between the Corporation and certain executives	Incorporated herein by reference to Exhibit 10.33 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022*
10.30	Form of change of control employment agreements	Incorporated herein by reference to Exhibit 10.51 of the Corporation's Current Report on Form 8-K filed August 16, 2016*
10.31.1	The National City Corporation 2004 Deferred Compensation Plan, as amended and restated effective January 1, 2005	Incorporated herein by reference to Exhibit 10.35 of National City Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006*
10.31.2	Amendment to The National City Corporation 2004 Deferred Compensation Plan, as amended and restated effective January 1, 2005	Incorporated herein by reference to Exhibit 10.56 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2010*
10.32.1	FirstBank Holding Company 2020 Restricted Non-Voting Class A Common Stock Unit Plan	Incorporated herein by reference to Exhibit 4.3.1 of the Corporation's Form S-8 (File No. 333-292575) filed January 5, 2026*
10.32.2	FirstBank Holding Company 2020 Restricted Preferred Stock Unit Plan	Incorporated herein by reference to Exhibit 4.3.2 of the Corporation's Form S-8 (File No. 333-292575) filed January 5, 2026*
10.33.1	Distribution Agreement, dated January 16, 2014, between PNC Bank, National Association and the Dealers named therein, relating to the $25 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 10.47 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2014

The PNC Financial Services Group, Inc. – *2025 Form 10-K* **191**

Exhibit No.	Description	Method of Filing +
10.33.2	Amendment No. 1 to Distribution Agreement, dated May 22, 2015, between PNC Bank, National Association and the Dealers named therein, relating to the $30 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 10.47.2 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015
10.33.3	Amendment No. 2 to Distribution Agreement, dated May 27, 2016, between PNC Bank, National Association and the Dealers named therein, relating to the $40 billion Global Bank Note Program for the Issue of Senior and Subordinated Bank Notes	Incorporated herein by reference to Exhibit 10.48.3 of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016
19.1	Ethics and Conduct Insider Trading Policy	Filed herewith
19.2	Information Barrier and Handling of Inside Information Policy	Filed herewith
19.3	Control Room Procedure for Detecting and Preventing the Misuse of Material Nonpublic Information by Employees Trading PNC Securities	Filed herewith
21	Schedule of Certain Subsidiaries of the Corporation	Filed herewith
22	Subsidiary Issuers of Guaranteed Securities	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP, the Corporation's Independent Registered Public Accounting Firm	Filed herewith
24	Powers of Attorney	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	Furnished herewith
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	Furnished herewith
97	Dodd-Frank Recoupment Policy effective October 2, 2023	Incorporated herein by reference to Exhibit 97 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023
101.INS	Inline XBRL Instance Document	Filed herewith**
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	

+ Incorporated document references to filings by the Corporation are to SEC File No. 001-09718, and to filings by National City Corporation are to SEC File No. 001-10074.

* Denotes management contract or compensatory plan.

** The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL.

192 The PNC Financial Services Group, Inc. – *2025 Form 10-K*

You can obtain copies of these Exhibits electronically at the SEC’s website at www.sec.gov. The Exhibits are also available as part of this Form 10-K on PNC’s corporate website at www.pnc.com/secfilings. Shareholders and bondholders may also obtain copies of Exhibits, without charge, by contacting Shareholder Relations at 800-843-2206 or via e-mail at investor.relations@pnc.com. The Interactive Data File (XBRL) exhibit is only available electronically. ITEM 16 – FORM 10-K SUMMARY None. The PNC Financial Services Group, Inc. – 2025 Form 10-K 193

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. The PNC Financial Services Group, Inc. (Registrant) By: /s/ Robert Q. Reilly Robert Q. Reilly Executive Vice President and Chief Financial Officer February 20, 2026 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of The PNC Financial Services Group, Inc. and in the capacities indicated on February 20, 2026. Signature Capacities /s/ William S. Demchak Chairman and Chief Executive Officer and Director William S. Demchak (Principal Executive Officer) /s/ Robert Q. Reilly Executive Vice President and Chief Financial Officer Robert Q. Reilly (Principal Financial Officer) /s/ Gregory H. Kozich Senior Vice President and Controller Gregory H. Kozich (Principal Accounting Officer) * Joseph Alvarado; Debra A. Cafaro; Marjorie Rodgers Cheshire; Douglas A. Dachille; Andrew T. Feldstein; Richard J. Harshman; Daniel R. Hesse; Renu Khator, Linda R. Medler, Robert A. Niblock, Martin Pfinsgraff; Bryan Salesky Directors *By: /s/ Laura Gleason Laura Gleason, Attorney-in-Fact, pursuant to Powers of Attorney filed herewith 194 The PNC Financial Services Group, Inc. – 2025 Form 10-K

EXHIBIT 31.1 In accordance with Exchange Act Rules 13a-14(f) and 15d-14(f), this certification does not relate to Interactive Data Files as defined in Rule 11 of Regulation S-T. CERTIFICATION OF CHIEF EXECUTIVE OFFICER I, William S. Demchak, certify that: 1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2025 of The PNC Financial Services Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 20, 2026 /s/ William S. Demchak William S. Demchak Chairman and Chief Executive Officer

EXHIBIT 31.2 In accordance with Exchange Act Rules 13a-14(f) and 15d-14(f), this certification does not relate to Interactive Data Files as defined in Rule 11 of Regulation S-T. CERTIFICATION OF CHIEF FINANCIAL OFFICER I, Robert Q. Reilly, certify that: 1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2025 of The PNC Financial Services Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: February 20, 2026 /s/ Robert Q. Reilly Robert Q. Reilly Executive Vice President and Chief Financial Officer

EXHIBIT 32.1 In accordance with Exchange Act Rules 13a-14(f) and 15d-14(f), this certification does not relate to Interactive Data Files as defined in Rule 11 of Regulation S-T. CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report on Form 10-K for the year ended December 31, 2025 of The PNC Financial Services Group, Inc. (the "Corporation") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Demchak, Chairman and Chief Executive Officer of the Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation for the dates and periods covered by the Report. This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer of the Corporation with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and it may not be used by any person or for any reason other than as specifically required by law. /s/ William S. Demchak William S. Demchak Chairman and Chief Executive Officer February 20, 2026

EXHIBIT 32.2 In accordance with Exchange Act Rules 13a-14(f) and 15d-14(f), this certification does not relate to Interactive Data Files as defined in Rule 11 of Regulation S-T. CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report on Form 10-K for the year ended December 31, 2025 of The PNC Financial Services Group, Inc. (the "Corporation") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Q. Reilly, Executive Vice President and Chief Financial Officer of the Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation for the dates and periods covered by the Report. This certificate is being made for the exclusive purpose of compliance by the Chief Financial Officer of the Corporation with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and it may not be used by any person or for any reason other than as specifically required by law. /s/ Robert Q. Reilly Robert Q. Reilly Executive Vice President and Chief Financial Officer February 20, 2026

CORPORATE INFORMATION The PNC Financial Services Group, Inc. The PNC Financial Services Group, Inc. is one of the largest diversified financial services institutions in the United States with a coast-to-coast retail branch network; products and services provided nationally; and four strategic international offices. Through its regional president model, PNC is organized around its customers and communities for building strong relationships and is engaged in retail banking, corporate and institutional banking, and asset management. Corporate Headquarters The PNC Financial Services Group, Inc. The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh, PA 15222-2401 Stock Listing The common stock of The PNC Financial Services Group, Inc. is listed on the New York Stock Exchange under the symbol PNC. Directors Shareholders and other interested parties who wish to communicate with the board, any director (including the presiding director), the non-management or independent directors as a group, or any board committee may send an email to corporate.secretary@pnc.com or a letter to the following address: Board of Directors c/o Corporate Secretary The PNC Financial Services Group, Inc. 300 Fifth Avenue Pittsburgh, PA 15222-2401 Stock Transfer Agent and Registrar Computershare 150 Royall Street, Suite 101 Canton, MA 02021 800-982-7652 Hearing impaired: 800-952-9245 www.computershare.com/pnc Shareholder Services The PNC Financial Services Group, Inc. Dividend Reinvestment and Stock Purchase Plan enables registered holders of common stock to conveniently reinvest dividends and purchase additional common shares. Obtain a prospectus and enroll at www.computershare.com/pnc or contact Computershare at 800-982-7652. Direct deposit of dividends, online account access, sale of shares, and other services are available through Computershare. Investor Relations PNC financial news, SEC filings, stock and dividend information, and other items that may be of interest to PNC shareholders can be found on PNC’s Investor Relations website at investor.pnc.com. Inquiries may be directed to: investor.relations@pnc.com 800-843-2206 Media Relations News releases are available on the Media Relations website at pnc.mediaroom.com. Inquiries may be directed to: media.relations@pnc.com 412-762-4550 Customer Information For additional information about PNC products and services, visit pnc.com or call 1-800-PNC-BANK. Additional contact information for specific services is available at pnc.com/customerservice. Independent Auditor PricewaterhouseCoopers LLP serves as PNC’s independent auditor.

THE PNC FINANCIAL SERVICES GROUP